
10013574






2009 ANNUAL REPORT


Received SEC
NOV 0 3 2010
Washington, DC 20549


bgc
voice + electronic brokerage

BGC OFFICE LOCATIONS



NEW YORK



PARIS



HONG KONG

Toronto
Chicago
Sarasota
Mexico City
Rio de Janeiro
Sao Paulo
Copenhagen
Nyon
Moscow
Istanbul
Beijing
Seoul
Tokyo
Johannesburg
Sydney

LONDON



SINGAPORE



FY2009 GAAP Revenues



59.5%
26.1%
14.4%
0%
25%
50%
75%
100%
EMEA
AMERICAS
APAC

FINANCIAL HIGHLIGHTS

BGC Partners, Inc. Selected Consolidated Financial Data

DISTRIBUTABLE EARNINGS (USD 000'S)	1H2010	1H2009	FY2009	FY2008	% Change 1H10 vs 1H09	% Change FY09 vs FY08
Revenues for Distributable Earnings	$685,151	$580,045	$1,171,009	$1,236,001	18.1	(5.3)
Pre-tax Distributable Earnings	91,250	62,142	115,198	137,950	46.8	(16.5)
Post-tax Distributable Earnings	76,929	46,412	82,317	105,026	65.8	(21.6)
GAAP (USD 000'S)						
Revenues	$682,855	$576,050	$1,162,322	$1,228,932	18.5	(5.4)
Income from Continuing Operations Before Income Taxes	3,581	42,950	64,488	9,774	(91.7)	NM
Net Income (Loss) Available to Common Stockholders	3,187	16,148	20,025	(29,709)	(80.3)	NM
Net Income (Loss) For Fully Diluted Shares	8,632	41,012	50,711	(29,709)	(79.0)	NM
PER SHARE DATA						
Pre-tax Distributable Earnings per Fully Diluted Share	$0.40	$0.30	$0.55	$0.73	33.3	(24.7)
Post-tax Distributable Earnings per Fully Diluted Share	0.34	0.22	0.39	0.55	54.5	(29.1)
GAAP Fully Diluted Earnings (Loss) per Share	0.04	0.20	0.24	(0.28)	(80.0)	NM
Dividends Declared Per Share	0.20	0.13	0.30	0.27	53.8	11.1
NOTIONAL VOLUME (IN $US BILLIONS)						
Total Fully Electronic Volume	$27,249	$17,690	$39,837	$46,517	54.0	(14.4)
Total Hybrid Volume	63,509	38,552	86,147	85,179	64.7	(1.1)
Total Hybrid & Fully Electronic Volume	90,758	56,242	125,983	131,696	61.4	(4.3)
TRANSACTION COUNT						
Total Fully Electronic Transactions	9,551,625	6,450,380	14,312,708	14,711,311	48.1	(2.7)
Total Hybrid Transactions	1,119,712	637,985	1,396,573	1,287,398	75.5	(8.5)
Total Hybrid & Fully Electronic Transactions	10,671,337	7,088,365	15,709,281	15,998,709	50.5	(1.8)
BALANCE SHEET (USD 000'S)						
Cash and Cash Equivalents	$341,410		$469,301	$204,930		
Debt	164,672		167,586	150,000		
Redeemable Partnersip Interest, Stockholders' Equity, and Noncontrolling Interest in Subsidiaries	411,396		437,898	443,781		

DEAR FELLOW STOCKHOLDERS



Howard W. Lutnick
Chairman and Chief Executive Officer



Shaun D. Lynn
President

While the global financial markets continued to face challenging conditions in 2009, BGC outperformed the overall markets and our competitors.[1] Throughout the year, we continued to make accretive acquisitions, profitably grow front-office headcount, and invest in our hybrid and fully-electronic trading platform. As a result, when markets rebounded in the first half of 2010, BGC generated double-digit year-over-year growth in revenues and distributable earnings.[2]

In this year's letter we will discuss the headwinds the markets faced in 2009; those headwinds becoming tailwinds for BGC in 2010; our continuing investment in technology; highlights of BGC's financial performance in 2009; the strong results the Company has generated so far in 2010; our stock dividends and repurchases; regulatory changes; and our outlook for the future.

2009 BEGINS WITH HEADWINDS

The global credit crunch began in August 2007, and accelerated through 2008 and into 2009, due largely to the events surrounding major financial institutions including Fannie Mae, Freddie Mac, Bear Stearns, Lehman Brothers, and AIG. The ensuing world-wide financial and economic crisis caused our business to face strong headwinds.

As our clients and their customers confronted the ongoing crisis, volumes across most of the over the counter ("OTC") and exchange-traded products we broker declined by double-digits in the first three quarters of 2009 compared with the year-earlier periods. As a result, revenues fell year-over-year for many of the world's largest exchanges, and dropped by double-digits for most of our publicly traded competitors.

Despite these difficult market conditions and precipitous volume declines, BGC's revenues in 2009 decreased by only about 5 percent compared to 2008. Our total notional volumes for hybrid and fully electronic products transacted on BGCTrader and eSpeed fell by just 4.3 percent to $126.0 trillion, while the aggregate number of hybrid transactions increased by 8.5 percent to 1.4 million, both when compared to the prior year.

HEADWINDS BECAME TAILWINDS LATE IN 2009 AND INTO 2010

As the global banking system and the financial markets began to stabilize, normalcy and profitability returned for most of our customers. Beginning in December 2009, and continuing into the first two quarters of 2010, industry wide volumes for many of the products we broker once again began increasing year-over-year.

This was particularly noticeable in our Rates business, as global sovereign debt issuance grew substantially in 2009 compared to 2008, and secondary market volumes improved dramatically in 2010 in both cash and derivatives. This increased debt issuance resulted from governments seeking to finance fiscal stimulus packages and support their banking systems. Broad consensus exists amongst economists and market analysts that national debt levels will continue to grow for the foreseeable future as governments finance their deficits and also roll over their sizable existing debt.

For example, the Securities Industry and Financial Markets Association ("SIFMA") reported that US Treasury debt issuance was up by over 100 percent year-over-year in 2009, after having been up by 38 percent in 2008. The US Treasury predicts that issuance will remain at these levels for many years. Similarly, the EU's European Commission projects that the average member state's deficit will grow from less than 60 percent of GDP in 2007 to almost 85 percent by 2011.

Sovereign debt issuance drives voice, hybrid, and electronic volumes across our Rates business and to a lesser extent helps our Credit desks. In addition, the first half of 2010 saw improved market volumes in Equity Derivatives and Foreign Exchange. These trends helped to boost our volumes and revenues at the tail end of 2009 and for the first six months of 2010.

Overall, BGC increased its revenues in the first half of 2010 by over 18 percent year-over-year. Over the same timeframe, our total notional volumes for hybrid and fully electronic products transacted on BGCTrader and eSpeed increased by 61.4 percent, while the aggregate number of hybrid transactions increased by 75.5 percent, both when compared to the prior year period.

BGC BUILDS & INVESTS FOR THE FUTURE

Throughout 2009 and into 2010, BGC has remained committed to providing clients with exceptional service and technology, and to anticipating their constantly evolving needs and wants. Continually enhancing and strengthening our world-class technology was and remains a strategic priority for us, and is a key factor in the Company's long-term performance and growth. To date, BGC has invested well over $1 billion in technology, including over $100 million invested in 2009. This investment supports the substantial growth in our fully electronic businesses, improves the productivity of our brokers, and enables us to build our pipeline of new fully electronic offerings, as well as to support the creation and operation of ELX Futures.

In July of 2009, BGC leveraged its scale and technology platform and joined with several of the world's leading global financial institutions, to launch ELX, a new fully electronic futures exchange. ELX currently competes with the Chicago Mercantile Exchange in US interest rate futures. In addition to BGC, ELX's founding firms include Bank of America, Barclays Capital, Breakwater, Citigroup, Credit Suisse, Deutsche Bank Securities, GETCO, Goldman Sachs, JPMorgan, Morgan Stanley, PEAK6 and The Royal Bank of Scotland.

Our investment in technology enabled us to expand parts of our fully electronic business despite the turbulent market environment in 2009. For example, our notional volumes for fully electronic Credit and Foreign Exchange products increased by 359.4 percent in 2009 compared to 2008. Overall, our fully electronic volumes declined in 2009 due to industry-wide decline in Rates volumes related to the financial crises.

For the full year 2009, fully electronic volumes decreased by 14.4 percent, while revenues related to fully electronic trading[3] increased by 12.5 percent. This represented 8.2 percent of total distributable earnings revenues, compared with 6.9 percent in 2008.

In 2010, BGC continued to invest in its world-class hybrid and fully electronic platform broadly across Rates, Credit, Foreign Exchange, Equity Derivatives, and Commodities. Between the beginning of 2009 and June 30, 2010, we have more than doubled the number of desks that offer BGC Trader and more than tripled the number with Volume Match. Now, almost one third of our approximately 185 desks offer e-broking, and we expect this number to continue to rise.

As a result of this investment, as well as the rebound in industry volumes, for the first six months of 2010 our revenues related to fully electronic trading rose by 48.4 percent while fully electronic notional volumes increased 54.0 percent, both when compared to a year earlier. For the first half of 2010, revenues related to fully electronic trading represented 9.2 percent of total distributable earnings revenues, compared with 7.3 percent of total distributable earnings revenues in the first half of 2009. As we continue to increase the percentage of our revenues from fully electronic trading, BGC's profit margins should continue to expand.

BGC PROFITABLY HIRES AND ACCRETIVELY AQUIRES

During 2009, our unique partnership structure allowed us to once again outpace our industry in terms of profitable hiring and accretive acquisitions. We acquired Liquidez in Brazil, adding approximately 80 brokers in the two largest cities in Brazil and expanding our footprint in Latin America. We also opened an office in Moscow.

Including acquisitions and new hires, BGC Partners had 1,553 brokers and salespeople as of December 31, 2009, up 17.7 percent from 1,319 at December 31, 2008. The growth of our front-office continued in 2010. As of June 30, 2010, BGC had 1,612 brokers and salespeople, an increase of 11.6 percent year-on-year.

We have taken further steps recently to add revenue-generating headcount. In July 2010, BGC Partners and China Credit Trust Co., Ltd. announced that their money broking joint venture was granted a business license by the China Banking Regulatory Commission to operate in Beijing. In August of 2010, BGC added approximately 100 brokers through the acquisition of various assets and businesses of Mint Partners and Mint Equities. We expect to continue to profitably expand our geographic and product footprint in the coming months and years.

BGC 2009 FINANCIAL PERFORMANCE HIGHLIGHTS

Distributable earnings revenues were $1,171.0 million in 2009, compared with $1,236.0 million in 2008. BGC's 2009 revenues in accordance with US Generally Accepted Accounting Principles ("GAAP") were $1,162.3 million, compared with $1,228.9 million in 2008.

Credit revenues improved by 7.8 percent in 2009 versus 2008, while Equities and Other Asset Classes revenues grew by 5.5 percent. Because of difficult market conditions, revenues from our Rates products declined by 4.8 percent while Foreign Exchange revenues were down by 27.1 percent.

Throughout 2009, we maintained our discipline when it came to cost control. Total expenses on a distributable earnings basis decreased by 3.8 percent to $1,055.8 million compared with $1,098.1 million in 2008. Total GAAP expenses decreased by 10.0 percent to $1,097.8 million compared with $1,219.2 million in 2008.

For 2009, BGC Partners recorded pre-tax distributable earnings of $115.2 million, compared with $138.0 million in 2008. BGC Partners recorded post-tax distributable earnings of $82.3 million or $0.39 per fully diluted share in 2009 compared with $105.0 million or $0.55 per fully diluted share in 2008.

In 2009, the Company recorded GAAP income from continuing operations before income taxes and non-controlling interest in subsidiaries of $64.5 million, GAAP net income for fully diluted shares of $50.7 million, and GAAP net income per fully diluted share of $0.24. This compares to $9.8 million, ($29.7) million, and ($0.28),[4] respectively, in 2008.

STRONG RESULTS SO FAR IN 2010

The continued massive scale of global government debt issuance, the rebound of the banking sector, and the growing embrace by our customers of fully electronic trading contributed to a strong positive tailwind during the first half of 2010.

Moreover, during the first quarter of 2010, we completed our global compensation restructuring. Over the first half of 2010 we also enhanced our employment arrangements by leveraging BGC's unique partnership structure. Under this "partnership enhancement program", participating partners generally agreed to extend the lengths of their employment agreements and to other contractual modifications sought by the Company. These partners also generally agreed to accept a larger portion of their compensation in the form of restricted units or equity.

As we continue this plan, we expect it to further improve BGC's competitive position in the marketplace by increasing employee retention, gradually lowering our compensation expenses for distributable earnings, further aligning the interests of our partners with those of our shareholders, and lowering our long-term effective tax rate.

As a result of our strong performance in the first half of 2010, distributable earnings revenues were up by 18.1 percent, with revenues from our Rates business up 23.0 percent, Equities and Other Asset Classes up by 63.5 percent, and Foreign Exchange up by 47.0 percent, all when compared to a year earlier. Credit revenues declined by 8.4 percent year-over-year for the first six months of 2010, due to an industry-wide decline in corporate bond and credit derivative activity.

For the first half of 2010, BGC's pre-tax distributable earnings improved by 46.8 percent, and post-tax distributable earnings per share increased by 54.5 percent, both when compared to the first half of 2009.

Over the same timeframe, GAAP revenues increased by 18.5 percent. Under GAAP, we took a one-time, non-recurring charge related to the previously mentioned first quarter 2010 global compensation restructuring, and a charge for non-cash, non-dilutive, and non-economic items related to our partnership enhancement program.[5] As a result, GAAP income from continuing operations before income taxes declined by 91.7 percent and GAAP earnings per fully diluted share decreased by 80.0 percent.

However, our dividend to common stockholders is calculated based on distributable earnings rather than GAAP. As we discuss below, our strong distributable earnings growth so far in 2010 has led to a substantial increase in our dividend.

SHARE AND UNIT REPURCHASES AND STRONG DIVIDEND GROWTH

It is our intention to pay not less than 75 percent of post-tax distributable earnings per fully diluted share as cash dividends to all common stockholders. Therefore, the Company's Board of Directors declared dividends totaling $0.32 based on distributable earnings generated in the full year 2009, compared with $0.27 in 2008 based on distributable earnings generated in the three quarters following the completion of the eSpeed merger.

Because of our strong distributable earnings growth so far in 2010, the Board of Directors declared dividends totaling $0.28 based on the Company's results for the first half of 2010, an increase of 55.6 percent over the $0.18 dividend for the year-earlier period. It is the Company's intention to maintain this dividend level for the remainder of 2010.

BGC Partners also intends to use the balance of its quarterly post-tax distributable earnings - after distributions to all partnership units and dividend payments to common stockholders - to buy back shares or partnership units. From January 1, 2009 through December 31, 2009, the Company repurchased approximately 4.0 million shares of its Class A common stock for an aggregate purchase price of $7.9 million. From January 1, 2010 through July 31, 2010, BGC Partners repurchased or redeemed an additional approximately 11.2 million shares or units for approximately $66.2 million.

REGULATORY CHANGES SHOULD BE POSITIVE FOR BGC

In response to the global financial crises, regulators and legislators in the US and EU are crafting new laws and rules across a wide range of financial marketplaces, including OTC derivatives, as highlighted by the recently passed "Dodd - Frank Wall Street Reform and Consumer Protection Act."

The new OTC-related laws and proposed rules call for additional pre- and post-trade market transparency, heightened collateral and capital standards, the transacting of certain derivatives using authorized entities, central clearing of most standardized derivatives, and the delivery of transaction data to newly created trade repositories.

Because rules to implement the objectives of the Dodd – Frank law in the US have yet to be promulgated by regulators, and because the EU is still considering potential rules, we think that it is too early to comment on specific aspects of the OTC reforms. However, based on what we have seen so far, we believe that the overall impact on revenues and profits for BGC and other large wholesale intermediaries will be positive.

We also believe that BGC will have a strong competitive advantage, relative to our peers, in this new environment. The new regulations will almost certainly require OTC market participants to have very robust front-end and back-office IT capabilities, and for them to make large and ongoing technology investments. BGC is a leader in terms of the breadth and scale of its hybrid and fully electronic trading capability, and should thrive in such an environment.

In addition, we are a leader in OTC Rates, Credit, FX, and Equity Derivatives. As markets adapt to the new rules and regulations, we believe that market participants will continue or expand their business with BGC, and that new opportunities to grow our business will emerge.

OUTLOOK FOR THE REST OF 2010 & BEYOND

The overall performance of the Company continues to improve as we increase revenues generated from fully electronic trading, extend employment agreements, increase the percentage of compensation partners receive in the form of restricted equity or units, and lower our effective tax rate for distributable earnings. As a result, we anticipate an increase in the amount of cash available for dividends and share repurchases. We expect these developments to enhance shareholder value.

As a result of our continued investment in technology, our unique partnership structure, and the improved market conditions, we remain confident in BGC's ability to grow revenues, expand profit margins, and continue to outperform the overall industry.

We would like to thank the partners and employees of BGC around the world for their continued hard work, enthusiasm, and professionalism through the turbulent days of 2009 and into 2010. We look forward to writing next year's letter to stockholders so that we can continue to update you on our performance and progress.

Sincerely,





Howard W. Lutnick
Chairman and Chief Executive Officer

Shaun D. Lynn
President

1. Based on revenues for the other publicly traded Inter-dealer Brokers in U.S. dollar terms per Bloomberg.
2. See the last three pages of this document which contain the sections entitled "Distributable Earnings" and "Reconciliation of GAAP Income to Distributable Earnings" for a definition of this term and how, when and why management uses it.
3. This includes revenues related to fully electronic trading in the "total brokerage revenues" GAAP line item and the "fees from related party" GAAP line item.
4. The difference between 2008 GAAP net income for fully diluted shares and post-tax distributable earnings was due primarily to the following non-cash, non-dilutive and non-economic pre-tax items: $86.6 million in non-cash, non-dilutive compensation expenses related to redemption of partnership units issued prior to the merger, additional pre-merger grants of founding partner interests to management and the activation of exchangeability of pre-merger founding partner interests, $12.8 million in non-cash and non-dilutive charges related to compensation expense for restricted stock units and REUs granted pre-merger, and $6.4 million non-cash, non-dilutive donation of equity held personally by partners with respect to BGC's annual charity day.
5. The difference between first half 2010 GAAP net income for fully diluted shares and post-tax distributable earnings was due to the following pre-tax items: a one-time, non-recurring charge of $41.3 million related to the modification of pre-merger employee contractual arrangements; $39.4 million in non-cash, non-economic, and non-dilutive charges solely relating to grants of exchangeability to unit holders; $2.3 million in non-cash losses related to BGC Partners' equity investments; and $0.5 million in expenses related to dividend equivalents to holders of restricted stock units. These items were partially offset by a credit of $1.0 million related to non-cash and non-dilutive pre-merger grants of equity or units.


Childhelp
120
MS

Pictured above at BGC's Fifth Annual Charity Day on September 11, 2009, which raised over $10 million for charities around the world: clockwise from top left, UK television presenter and model Lisa Snowdon; BGC brokers; NFL great and broadcaster Boomer Esiason; BGC Chairman and CEO Howard Lutnick with New York Yankees' AJ Burnett; New York Giants quarterback Eli Manning with recording star Lady Gaga; New York Fire Department officer Flip Mullen with actor Tony Sirico; Manchester United Manager Sir Alex Ferguson; US television personalities Kathie Lee Gifford and Whoopi Goldberg; BGC brokers.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

SEC Mail Processing
Section
NOV 03 2010
Washington, DC
110

Commission File Number 0-28191

BGC Partners, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**13-4063515**
(State or Other Jurisdiction of Incorporation)	**(I.R.S. Employer Identification No.)**
499 Park Avenue, New York, NY	**10022**
(Address of Principal Executive Offices)	**(Zip Code)**

(212) 610-2200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, $0.01 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common equity held by non-affiliates of the registrant, based upon the closing price of the Class A common stock on June 30, 2009 as reported on NASDAQ, was approximately $208,612,068.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 8, 2010
Class A Common Stock, par value $0.01 per share	**57,025,365 shares**
Class B Common Stock, par value $0.01 per share	**26,448,107 shares**

DOCUMENTS INCORPORATED BY REFERENCE.

BGC Partners, Inc.

2009 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements.

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to:

- pricing and commissions and market position with respect to any of our products and services and those of our competitors;
- the effect of industry concentration and reorganization, reduction of customers and consolidation;
- liquidity, clearing capital requirements and the impact of recent credit market events;
- market conditions, including trading volume and volatility, and further deterioration of the debt capital markets;
- our relationship with Cantor Fitzgerald, L.P. and its affiliates ("Cantor") and any related conflicts of interest, competition for and retention of brokers and other managers and key employees, support for liquidity and capital and other relationships;
- economic or geopolitical conditions or uncertainties;
- the extensive regulation of the Company's businesses, changes in regulations relating to the financial services industry, and risks relating to compliance matters;
- factors related to specific transactions or series of transactions, including credit, performance and unmatched principal risk, counterparty failure, and the impact of fraud and unauthorized trading;
- the costs and expenses of developing, maintaining and protecting intellectual property, including judgments or settlements paid or received in connection with intellectual property, or employment or other litigation and their related costs;
- certain financial risks, including the possibility of future losses and negative cash flow from operations, potential liquidity and other risks relating to the ability to obtain financing or refinancing of existing debt and risks of the resulting leverage, as well as interest and currency rate fluctuations;
- the ability to enter new markets or develop new products, trading desks, marketplaces or services and to induce customers to use these products, trading desks, marketplaces or services and to secure and maintain market share;
- the ability to enter into marketing and strategic alliances and other transactions, including acquisitions, dispositions, reorganizations, partnering opportunities and joint ventures, and the integration of any completed transactions;
- the ability to hire new personnel;
- the ability to expand the use of technology for hybrid and fully electronic trading;
- effectively managing any growth that may be achieved;
- financial reporting, accounting and internal control factors, including identification of any material weaknesses in our internal controls and our ability to prepare historical and pro forma financial statements and reports in a timely manner;

- the effectiveness of risk management policies and procedures, and the impact of unexpected market fluctuations and similar events;
- the ability to meet expectations with respect to payments of dividends and repurchases of our common stock or purchases of BGC Holdings, L.P. ("BGC Holdings") limited partnership interests or other equity interests in our subsidiaries, including from Cantor, our executive officers, and our employees; and
- the risks and other factors described herein under the heading "Item 1A—Risk Factors in this Form 10-K and as amended from time to time in our quarterly reports on Form 10-Q."

The foregoing risks and uncertainties, as well as those risks discussed under the headings "Item 1A—Risk Factors", Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 7A—Quantitative and Qualitative Disclosures About Risk" and elsewhere in this Form 10-K, may cause actual results to differ materially from the forward-looking statements. The information included herein is given as of the filing date of this Form 10-K with the Securities and Exchange Commission (the "SEC"), and future events or circumstances could differ significantly from these forward-looking statements. The Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

Our Internet website address is *www.bgcpartners.com.* Through our Internet website, we make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our annual reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our quarterly reports on Form 10-Q; our current reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D and 13G filed on behalf of Cantor, our directors and our executive officers; and amendments to those reports. In addition, our Internet website address is the primary location for press releases regarding our business, including our quarterly and year-end financial results.

PART I

ITEM 1. BUSINESS

Throughout this document BGC Partners, Inc. is referred to as "BGC" and, together with its subsidiaries, as the "Company", "we", "us" or "our."

Our Business

We are a leading global financial intermediary to the financial markets specializing in the brokering of a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commodities, futures, structured products and other instruments. We also provide a full range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back office services, to a broad range of financial and non-financial institutions. Through our eSpeed and BGCantor Market Data brands, we also offer financial technology solutions, market data, and analytics related to select financial instruments and markets. Our customers include many of the world's largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments and investment firms. Our integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or, where available, fully electronic brokerage services in connection with transactions executed either OTC or through an exchange.

We have offices in New York and London, as well as in Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, Sao Paulo, Sarasota, Seoul, Singapore, Sydney, Tokyo and Toronto. As of December 31, 2009, we had 1,553 brokers and salespeople across more than 150 desks and products (approximately triple the number we had in October 2004). In 2009, we processed approximately 15.7 million transactions, totaling almost $125 trillion notional on our hybrid and fully electronic platforms.

Our History

Our voice brokerage business originates from one of the oldest and most established inter-dealer franchises in the financial intermediary industry. Cantor started our brokerage operations in 1972 and in 1996 launched the eSpeed system, revolutionizing the way government bonds are traded in the inter-dealer market by providing a fully electronic trading marketplace. eSpeed, Inc.("eSpeed") completed an initial public offering in 1999 and began trading on NASDAQ, yet remained one of Cantor's controlled subsidiaries. Following eSpeed's initial public offering, Cantor continued to operate its inter-dealer voice brokerage business separately from eSpeed.

Prior to the events of September 11, 2001, our brokerage business was widely recognized as one of the leading full-service wholesale inter-dealer brokers in the world with a rich history of developing innovative technological and financial solutions. After September 11, 2001 and the loss of the majority of our U.S.-based employees, our brokerage business operated primarily in Europe.

In August 2004, Cantor announced the reorganization and separation of its inter-dealer voice brokerage business into a subsidiary called "BGC," in honor of B. Gerald Cantor, a pioneer in screen brokerage services and fixed income market data products. Over the past several years, we have re-established our U.S. presence and have continued to expand our global presence through the acquisition and integration of established brokerage companies and the hiring of experienced brokers. Through these actions, we have been able to expand our presence in key markets and position our business for sustained growth. These acquisitions include:

- May 2005—Eurobrokers, a U.S. and international inter-dealer brokerage firm;
- September 2005—ETC Pollack, an inter-dealer broker in Paris;
- November 2006—Aurel Leven, an independent inter-dealer broker in France, active in the equities, equity derivatives and fixed income markets;
- December 2006—AS Menkul, an established broker in Turkey;

- August 2007—Marex Financial's emerging markets equity derivatives business;
- December 2007—we and several other leading financial institutions announced the establishment of a fully electronic futures exchange. We hold an approximate 25% interest in the exchange's operating limited partnership, ELX Futures, L.P., and its holding company general partner, ELX Futures Holdings LLC (together "ELX"). Affiliates of Bank of America/Merrill Lynch, Barclays Capital, Breakwater, Citigroup, Credit Suisse, Deutsche Bank Securities, GETCO, Goldman Sachs, JPMorgan, Morgan Stanley, PEAK6, and The Royal Bank of Scotland also hold a minority interest in each such entity;
- March 2008—Radix, an OTC energy broker based in Singapore;
- March 2009—we announced that we were granted preliminary approval by the China Banking Regulatory Commission ("CBRC") to establish a money broking joint venture company with China Credit Trust Co., Ltd. ("CCT"). The joint venture, named China Credit BGC Money Broking Company Limited ("China Credit BGC"), sought final approval from CBRC in late 2009. China Credit BGC will be based in Beijing, China and will be the first broking company of its kind to operate in that city as part of a Chinese government pilot program. Subject to final approval, China Credit BGC plans to provide domestic and international broking services for foreign exchange, bond, money market, and derivatives products. We will hold a 33% stake in China Credit BGC, which is the highest percentage shareholding currently permitted to be held by a foreign investor in a Chinese money broker;
- June 2009—we acquired Liquidez Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Liquidez"), a Brazilian financial institution and interdealer broker with offices in Sao Paulo and Rio de Janeiro. This acquisition enabled us to enter the Brazilian market, which is fast becoming one of the world's major economies, and will provide a platform for further expansion in Brazil and Latin America; and
- November 2009—we opened a new office in Moscow, which is located at Smolenskya. This office provides brokerage services to clients based locally as well as internationally.

The Merger

On April 1, 2008, BGC Partners, LLC ("BGC Partners OldCo") merged with and into eSpeed, to form BGC Partners, Inc. The merger combined eSpeed's electronic marketplaces and related electronic trading technology expertise in the government bond and other markets with our inter-dealer brokerage businesses. Our management believes this combination has positioned us as one of the few inter-dealer brokers with hybrid capabilities and technology, thus enabling us to offer superior execution to our clients and drive higher trading volumes. Prior to the merger, BGC Partners, Inc. and eSpeed had a strong relationship through a joint services agreement under which revenues for certain services were shared. One of the primary motivations for our merger was our strategy of better focusing eSpeed's technology on supporting BGC Partners' brokerage services.

Industry Overview

Wholesale market participants and institutions, such as major banks, investment banks and broker-dealer firms, continue to look to marketplace firms that are able to meet the bulk of their outside trading needs in a broad range of products across geographies. These wholesale market participants continue to display a willingness to use the services of inter-dealer brokers who are able to provide timely and valuable pricing information, strong execution capabilities and the liquidity necessary for such market participants to execute their desired transactions.

Derivatives are increasingly being used to manage risk or to take advantage of the anticipated direction of a market by allowing holders to guard against gains or declines in the price of underlying assets without having to buy or sell the underlying assets. Derivatives are often used to mitigate the risks associated with interest rate movements, equity ownership, changes in the value of foreign currency, credit defaults by large corporate and sovereign debtors and changes in the prices of commodity products. Demand from financial institutions, financial services intermediaries and large corporations have increased volumes in the wholesale derivatives market, thereby increasing the business opportunity for inter-dealer brokers such as us.

The OTC markets have grown faster than exchange-traded markets over the past few years. According to the Bank for International Settlements (the "BIS"), the underlying OTC and exchange-traded derivative markets traditionally served by inter-dealer brokers have experienced compound annual growth rates, which we refer to as "CAGR," of approximately 25.0% and 16.3%, respectively, based on notional amounts outstanding from December 31, 2002 through June 30, 2009.

According to the BIS, as of June 30, 2009, the notional amounts outstanding for all OTC derivatives was $604.6 trillion, up 10.5% from $547.4 trillion in December 2008, and up 326.8% from $141.7 trillion in December 2002. The notional amounts outstanding for all exchange traded derivatives was $63.4 trillion on June 30, 2009, up 9.6% from $57.9 trillion on December 31, 2008 and up 166.3% from $23.8 trillion on December 31, 2002.

In "liquid" financial markets, the presence of a large number of market participants and facilitators of liquidity and the availability of pricing reference data and standardized terms allow market participants to trade financial instruments quickly and with minimal price disturbance. In these markets, there is substantial competition, efficient execution and high trading volume. While most of the liquid markets are found on listed exchanges, several liquid products continue to be traded OTC, including U.S. Treasuries and spot foreign exchange. The primary liquidity provider for such OTC markets is an inter-dealer broker.

To the extent the trading of a financial instrument requires customization, the relevant market tends to be more illiquid. Illiquid markets generally have fewer market participants, less price transparency, higher spreads and lower trading volumes. Complex financial instruments that are traded OTC tend to be illiquid and are traded primarily by more sophisticated buyers and sellers. Inter-dealer brokers facilitate trading in less liquid markets by providing price discovery, preserving anonymity in matched principal trades, matching buyers and sellers on a name give-up basis in agency transactions and providing market intelligence to their customers. "Name give-up" transactions refer to those transactions where the inter-dealer broker acts as an agent and the identity of the two counterparties is disclosed once the trade is completed as opposed to "matched principal" trades where anonymity is preserved even after the transaction is completed. In a "matched principal transaction" BGC Partners agrees to simultaneously buy securities or derivatives from one client and to sell them to another client. In both agency and matched principal transactions, customers decide to execute a trade and inter-dealer brokers effectively source the counterparties for those trades. Inter-dealer brokers are particularly helpful in facilitating large or non-standardized transactions due to their in-depth market knowledge and access to potential counterparties.

An illiquid market for a financial instrument may evolve over a period of time into a more liquid one, creating new market opportunities for all participants; however, the evolution of a relatively illiquid market for a financial instrument to a more liquid market is not necessarily inevitable. If a market for a particular financial instrument develops and matures, more buyers and sellers may enter the market, resulting in more transactions (greater liquidity) and increased pricing information. As the market for an illiquid financial instrument evolves into a more liquid market, the characteristics of trading, the preferred mode of execution and the size of commissions that market participants pay and, more specifically, inter-dealer brokers charge, may change. In some instances, pure voice execution may be replaced by "hybrid" execution services. Hybrid models satisfy customer preferences to trade on a voice, hybrid, or, where available, fully electronic basis.

For more liquid markets, such as certain U.S. Treasury and cash foreign exchange products, electronic marketplaces have emerged as the primary means of conducting transactions and creating markets. In an electronic marketplace, substantially all of the participants' actions are facilitated through an electronic medium, such as a private electronic network or over the Internet, which reduces the need for actual face-to-face or voice-to-voice participant interaction to those functions where people provide the greatest value. For many market participants, the establishment of electronic marketplaces has created access to new opportunities, while increasing trading profits, investment returns and market volumes, all while making possible the creation of new financial products and strategies that have further contributed to increased market volumes. These increased trading volumes have in turn driven increased demand for newer, ever-more sophisticated financial technology products.

Most large exchanges worldwide, including certain exchanges in the U.S., France, Canada, Germany, Japan, Sweden, Switzerland and the U.K., are now partially or completely electronic. Additionally, even in markets for less commoditized products where customers place orders through a voice-broker who implements a transaction electronically, the customers of inter-dealer brokers may benefit from liquidity, pricing, robust interactive trading, post-trade processing and other technology services. Further, we believe that market participants will seek to outsource customized solutions for the electronic distribution of their products to avoid the difficulty and cost of developing and maintaining their own electronic solutions, and to improve the quality and reliability of these solutions.

While some products may evolve from illiquid markets to liquid markets, new products are continually being developed. Historically, as markets evolve and participants look to separate or isolate risks, certain products will tend to exhibit correlations and pricing relationships leading to the development of new derivative products.

The chart below presents the growth of OTC and exchange-traded markets from December 31, 2002 to June 30, 2009.

Historical Growth in the Notional Value of Selected Products (CAGR 2002-1H2009)


Foreign Exchange Options (OTC)
16.1%
Equity-linked Contracts (OTC)
17.6%
Interest Rate Derivatives (OTC)
25.2%
Commodity Derivatives (OTC)
24.0%
CDS (OTC)
55.7%
All OTC Derivatives
25.0%
All Exchange-Traded Derivatives
16.3%
0%
10%
20%
30%
40%
50%
60%

Source: The BIS, except for CDS—source: International Swaps and Derivatives Association.

Over the last several years, all of the above market categories have experienced significant growth, with four out of seven of the above categories experiencing compound annual growth of at least of 24%. We believe that much of this growth has been, and in many cases over the long term will continue to be, driven by the following trends:

- Fluctuating levels of volatility in commodity, currency, interest rate, equity and credit markets have led to sustained demand for hedging and risk mitigation by market participants, which, in turn, has led to growth in commodity, equity, interest rate and credit derivatives and currency options markets.
- For period from 2002 through the middle of 2008, the increased allocation of capital for trading and position-taking by banks and hedge funds and the search for yield among global investors led to growth in structured credit and equity products, thereby creating and reinforcing the need for efficient execution. In the aftermath of the collapse of Lehman Brothers and the government takeover of AIG, a

global credit crises ensued, as banks and other lending organizations became more reluctant to extend credit to costumers and each other.

- The credit crisis and ensuing global economic slowdown, has resulted in consolidation among some of the larger market participants. In some cases, our customers now have large ownership stakes held by the U.S., U.K., and other governments. During the second half of 2008 and first half of 2009, most of our large customers and their clients curtailed risk taking, de-levered, and/or saw a decline in trading activity across many of their more opaque and less liquid products, while allocating a larger percentage of their capital towards the trading of more liquid asset classes.
- As a result, there was an industry-wide slowdown or outright decline in the volumes for many of the structured OTC and listed products we broker. At the same time, for the first nine months of 2009, the continued high volatility by historical standards and decrease in the number of market participants has led to widening spreads in certain markets, which benefited many of our customers, as they often earn more money with wider bid-offer spreads. As a result, most of our largest customers reported record or near-record capital markets revenues.
- Since the third quarter of 2008, the largest banks, trading firms, and their institutional customers have allocated more of their trading capital away from structured products and into more liquid asset classes and those with relatively lower margin requirements, such as corporate bonds, equity derivatives, interest rate swaps, and government bonds. As a result, these products have generally performed better than more structured and bespoke products for our largest customers over the last few quarters.
- With yields at historical lows, many industrialized countries, including the United States, France, Germany and the United Kingdom, have increased their issuance of sovereign debt, taking advantage of low interest rates to help finance growing budget deficits. Because G-20 governments continue to fund financial system rescues and fiscal stimulus packages in order to deal with the global recession. For example, the Securities Industry and Financial Markets Association estimated for the year ended December 31, 2009, U.S. Treasury and Agency debt issuance increased by 59.0% versus the year-earlier period, while the European Commission estimates the gross governmental debt for all European Union countries will increase from 61.5 percent of GDP in 2008 to 83.7 percent in 2011. We expect global sovereign debt issuances to increase dramatically through at least 2011.
- During the fourth quarter of 2009 and in the month of January 2010, leverage levels and risk-taking by our largest customers and their clients rose from the low levels seen in depths of the credit crises. In addition, debt issuance by governments, government agencies, and corporations rose substantially over the course of 2009 versus 2008.
- As a result of these trends, volumes for most exchange-traded derivatives and OTC markets improved year-over-year in the fourth quarter of 2009 and for the month of January 2010. For example, in January 2010, monthly U.S. equity option average daily volumes increased by approximately 25% year over year according to the Options Clearing Corporation, while the CME and ICE reported year-over-year increases in overall average daily futures volumes of approximately 19% and 18%, respectively, for the same timeframe. Similar, according to the Federal Reserve, average daily primary dealer volume for U.S. treasuries was up year-over-year by approximately 29% in December 2009 and 20% in January 2010.
- Strong gross domestic product growth over the past decade in key emerging market countries such as Brazil, Russia, India, and China has led to increased demand for basic commodities such as copper, platinum, crude oil, gas and natural gas. While the recent slowdown in the global economy briefly lowered aggregate demand for many such commodities globally, volatility in these markets for most of 2009 was high by historical standards, all of which has led to higher demand for hedging instruments such as energy and commodity futures and derivatives.
- The continued liberalization of emerging markets, increases in global cross-border trading in goods and services, and the opening and growth of local currency and fixed income markets have led to increased global demand for currency and fixed income hedging instruments as global trade continues to expand.

We saw levels of volume and volatility in the markets in which we transact oscillate rapidly (though generally decrease) both sequentially and year-over-year by varying amounts above their historical averages during the period from July 2007 through September 2009. This reflected the general deceleration of growth experienced in the global rates, credit, and equity markets as subprime mortgage and housing market concerns spread to the broader markets; as investors responded to the Federal Reserve and other central banks lowering key lending rates unexpectedly and by a larger than anticipated amounts; as credit spreads continue to widen; and as hedge funds, proprietary trading operation of banks, and other market players respond to uncertainty in capital markets by curtailing trading in all but the most riskless of asset classes.

Because some of our largest customers reduce their staffing levels in many of the markets in which we operate, while increasing them in others, and as smaller banks and dealers expand their staff, full-service inter-dealer brokers may see increased opportunity to be the outsourced provider of market intelligence, operational expertise and liquidity to help our clients as these seek to operate in the current uncertain economic climate.

Finally, over the course of 2009, regulators and legislators in the U.S. and E.U. worked to create new laws and regulations for the global OTC derivatives markets. The proposals have mainly called for additional transparency, position limits and collateral or capital requirements, as well as for central clearing of most standardized derivatives. We believe that uncertainty around the final form such new rules might take may have negatively impacted trading volumes in certain markets in which we broker. However, based on the proposals discussed so far, we believe that the overall impact on revenues and profitability for the largest IDBs including BGC would be neutral at worst.

Our Market Opportunity

We believe the financial markets in which we operate present us with the following opportunities to provide value to our customers as a financial intermediary, inter-dealer broker, marketplace developer, technology provider and market data supplier:

Increasing Use of Hedging and Risk Management. Inter-dealer brokers work with market participants who trade financial products, generally on behalf of their clients, to hedge risks associated with interest rate movements, equity ownership, fluctuations in the value of foreign currency, credit defaults by large corporate and sovereign debtors and volatility in the commodity markets. These hedging activities account for a growing proportion of the daily trading volume in derivative products. We believe that broadening familiarity with derivative products and the growing need for hedging and risk management will continue to drive higher trading volumes in financial products we broker including interest rate derivatives, credit derivatives, foreign exchange and listed futures products.

Introduction of New Products. As market participants and their customers strive to mitigate risk, new types of securities and derivatives are introduced which are not immediately ready for more liquid and standardized electronic markets. As these require broker-assisted execution, we believe that these new products provide opportunities for inter-dealer brokers to expand their trading volumes and create product niches. We believe that these products generally have higher commissions than more liquid instruments.

Growth in Algorithmic and Computerized Trading. In recent years, computerized trading has seen tremendous growth spurred by increasing liquidity and lower operating costs. As our customers increase their use of computerized trading, and as fully electronic trading becomes widespread in more asset classes, volumes should rise on our electronic platforms.

Market Demand for Global Execution and Presence. We believe that the continuing globalization of trading and the liberalization of capital markets are propelling growth in trading volumes in products across the globe. In addition, we believe that economic growth in emerging markets such as Brazil, Russia, India, and China is fueling demand for inter-dealer brokered currency and fixed income and commodity hedging for customers across the globe. These factors and others are driving the demand for brokerage services in new markets. We also believe our presence in multiple financial centers across the globe positions us to capitalize on such demand. We also believe our recent expansion into France, Turkey, Russia, Brazil and throughout Asia further enhances our global market positions.

Market Demand for Superior Execution. Inter-dealer brokers act as important price discovery agents and valuable liquidity providers in both liquid and illiquid markets. The presence of a broker provides customers with market intelligence and aids in the execution process. The flow of information inter-dealer brokers provide to market participants is critical, enhancing liquidity and resulting in improved prices. Furthermore, the combination of hybrid execution with straight-through processing has significantly improved confirmation and settlement processes and has resulted in cost savings for customers. Hence, we expect to see continued demand in the wholesale markets for inter-dealer brokers due to their ability to provide price discovery, liquidity and superior execution.

Desire for Anonymity. Leading financial market participants frequently seek to trade anonymously to reduce market impacts. We expect to see an increasing demand for inter-dealer brokers to provide trade anonymity.

Increasing Demand for Market Data. Demand for reliable, real-time market data is growing as new financial products are introduced and trading volumes increase.

Our Competitive Strengths

We believe that the following principal competitive strengths will help us enhance our position as a leading global inter-dealer broker:

We are a Leading Inter-Dealer Broker with Specific Strengths in Key Markets. We have displayed leadership in a multitude of markets globally, including the markets for certain interest rate derivatives, foreign exchange and credit products. The Company has been recognized within the industry, including by *Risk* magazine, for our strong presence in such interest rate products as interest rate swaptions, exotic interest rate products, interest rate caps/floors, interest rate swaps and repurchase agreements, as well as U.S. Treasuries. Over the past three years, *Asia Risk* magazine has named us as a leading broker in numerous product categories, including interest rate swaps, currency derivatives, equity derivatives and credit derivatives, as well as for overall "Technology Development". The *Risk* and *Asia Risk* rankings are based on each magazine's annual survey of broker-dealers in their respective readership markets. In addition, BGC Partners was named by Waters magazine as Best Interdealer Broker in its 2009 European Financial IT Awards for the performance of BGC's fully electronic trading across multiple asset classes. We believe the leadership position that we have in our markets and our access to a broad customer base help us to locate the best price and to deliver the best execution for our customers, in both liquid and illiquid markets.

We Have Strong Core Relationships. We believe that our long-standing relationships with some of the world's largest financial institutions enhance our role as a liquidity provider. These relationships provide access to significant pools of liquidity, which is a key component of attracting new customers and enhancing our role as a provider of liquidity, price discovery and efficient execution. These strong relationships also allow us to participate in growth opportunities as these institutions begin to use newer products for risk management and trading. In addition, we believe these relationships allow us to sell our current and new products to our customers.

We Have a Full Scale, Hybrid Brokerage Platform. For many of our products, our hybrid platform allows our customers to trade on a voice, hybrid, or fully electronic basis, regardless of whether the trade is OTC or exchange-based, and to benefit from the experience and market intelligence of our worldwide brokerage network.

We Have Proprietary Technology. Since 1999, we have heavily invested in creating and maintaining our infrastructure, technology, and innovations in multiple markets. We believe our technology gives us an advantage over our competitors, which more often depend on third party vendors to support their functionality. Also, as a result of the merger, our technology capabilities are more closely aligned with our brokerage efforts and will be focused on new and emerging screen based market solutions to support our brokers. Finally, our technology, unlike that of many of our competitors, is generally designed and developed in-house, and is thus tailored to specifically suit the needs of our brokers and clients.

We Provide Quality Software, Market Data and Analytics Products. Our leading position and liquidity in brokerage markets allow us to provide our customers with high quality, market data and analytics products. In addition, our proprietary software leverages our global infrastructure, software and systems, portfolio of intellectual property and electronic trading expertise to provide customers with electronic marketplaces, exchanges and real-time auctions to enhance securities issuance and to customize trading interfaces. Our ability to offer these products not only helps support our leadership position in several key markets but also provides us with a stable source of non-brokerage revenues.

We Have Demonstrated the Ability to Identify, Recruit and Retain Key Talent. In October 2004, when Cantor began the restructuring of its inter-dealer brokerage business, we employed approximately 500 brokers and salespeople. As of December 31, 2009, we had 1,553 brokers and sales people across over 150 desks and products, which is roughly triple the amount we had in October of 2004. In a competitive environment, we have demonstrated our ability to successfully develop, attract and retain leading brokers, including through acquisitions of new businesses, in order to expand and enhance our brokerage staff. We believe that our ability to attract talent across the globe will enable us to grow our business and provide our customers with trading execution that is superior to that provided by many of our competitors.

Our Partnership Structure Creates Long-Term Incentives. Our partnership structure is one of the unique strengths of our business. We believe that it provides long-term incentives and is an effective tool in recruiting, motivating and retaining our key employees. Key professionals who are invited to be partners are generally required to make a capital contribution to establish their partnership account. As of the December 31, 2009, we had 583 founding and working partners, including holders of REUs and RPUs. We believe that the ability to participate in the ongoing success of the enterprise acts as a strong motivator for brokers to perform and aligns their interests with stockholders.

We Have a Proven Acquisition Track Record. In June 2009, we completed the acquisition of Liquidez. The merger of eSpeed and BGC Partners was completed on April 1, 2008. In August 2007, we acquired the emerging markets equities derivatives business of Marex Financial. In December 2006, we acquired AS Menkul, an established broker in Turkey, and, in November 2006, we acquired Aurel Leven, an independent inter-dealer broker in France, active in the equities, equity derivatives and fixed income markets. Finally, in 2005, we acquired Euro Brokers and ETC Pollak, and have integrated these established brokerage companies into our business. These acquisitions allowed us to expand our broker headcount, product offerings, technology capabilities and geographic footprint. We believe that this ability to successfully identify, acquire and integrate high quality brokerage companies will provide us with the opportunity to strengthen and enhance our franchise and to continue the rebuilding of our U.S. business and expand in local markets around the world.

We Have Experienced Senior Management. We are led by a core senior management team, each of whom has many years of experience in the wholesale financial markets. Howard W. Lutnick, who serves as our Chairman and Chief Executive Officer, guided the BGC Division, eSpeed, and Cantor through the aftermath of the events of September 11, 2001, and was instrumental in the initial public offering of eSpeed in 1999. Shaun Lynn, our President, and Sean Windeatt, our Chief Operating Officer, have presided over the addition of more than 1,000 new brokers and salespeople and the expansion and growth of our business in the United States, Europe and Asia over the past five years. Our executives are supported by a highly experienced and qualified team of managers. We believe that our experienced management team gives us a competitive advantage in executing our business strategy.

Our Strategy

We seek to enhance our position as a leading global inter-dealer broker by increasing our market share in existing markets and expanding into new markets. We intend to achieve this goal by employing the following strategies:

Leading Positions in Targeted Traditional, Liquid Markets. We intend to strengthen our position as a leading provider of inter-dealer brokerage services, technology infrastructure and market data products in the markets in which we focus. We believe that in these selected markets, we have the scale to continue to be a top participant, and we believe underlying macro fundamentals allow additional room for growth.

Build and Develop Less Liquid Markets. We continue to build and expand in markets for selected emerging asset classes. We believe that our role as a top participant in certain underlying securities will be helpful in building liquidity in the higher growth, higher margin businesses associated with these underlying securities. We intend to leverage our position in traditional markets to build these new businesses.

Expand in Attractive Markets Where Local Presence and Expertise Are Required. We plan to continue to expand into new geographies and build local presence in those markets. We believe that having local presence and expertise in targeted markets will provide us with a competitive advantage over our competitors. For example, we established local market presence in continental Europe through acquisitions of ETC Pollak and Aurel Leven in France and in emerging markets through the acquisitions of AS Menkul in Turkey and the emerging markets equities derivatives business of Marex Financial in the U.K. and South Africa. Additionally, we have significantly expanded our Asian platform from approximately 50 brokers and salespeople as of January 2005 to over 375 brokers and salespeople as of December 31, 2009.

Leverage Existing Developed Infrastructure to Drive Margins. We have made substantial investments in brokers and technology in our targeted markets. We believe that the infrastructure in place is scalable, which provides us an opportunity for margin improvement as brokers increase production, we increase brokerage headcount, and as marketplaces become increasingly electronic. Due to the fixed cost nature of the back office functions and real estate-related expenses, each additional transaction we broker or sale we make adds incremental margin to our business. Our market data offerings should also provide opportunities for margin improvement as brokers increase production or as trading volumes rise.

Expand our Broker Workforce Through Acquisitions and Recruitment. Since October 2004, we have expanded our front office workforce by over 1,000 people. As of December 31, 2009, we had 1,553 brokers and salespeople. We have a proven track record of growing our global network of brokers through business acquisitions and recruiting efforts and believe we are well-positioned to continue to do so. We intend to continue to selectively acquire companies and hire experienced brokers and salespeople with the goal of further developing our market position in various products, accelerating our growth and enhancing our profitability.

Leverage our Proprietary Technology to Pursue New Products, Software Solutions, and Offerings. We believe that our ability to develop and build our own technology allows us to be at the forefront of new products and offerings. We also plan to capitalize on our global infrastructure, intellectual property and electronic trading expertise to provide a complete outsourced solution to customers to enable them to access exchanges and electronic markets.

Further Develop and Expand our Market Data Services and Analytics Products. We intend to further develop our market data services and analytics products by integrating proprietary information generated by our inter-dealer brokerage business into new market data products designed to meet the needs of a greater number of customers. Sophisticated quantitative approaches to risk management as well as customer time sensitivity have created new needs, uses and demands for trading-related data and analytics. We intend to create new value-added services for customers to complement these products, including databases, analytical tools and other services to assist end-users.

Overview of our Products and Services

Inter-Dealer Brokerage

We are focused on serving three principal brokerage markets:

- traditional, liquid brokerage markets, such as government bonds;
- high margin, and often illiquid markets, such as credit default swaps and OTC equity derivatives; and
- targeted local markets throughout the world, such as fixed-income and equities in France.

We believe that the strong long-term growth prospects for these markets, combined with our continued addition of brokers in other markets where we are currently strengthening our position and building scale, provide us with significant opportunities to increase revenues. We also plan to expand into additional product categories and seek to grow our market share in illiquid markets. Due to the complexity of newer and illiquid markets, customers are generally willing to pay a brokerage commission for liquidity and for the ability of experienced brokerage professionals to provide market intelligence and create structuring solutions.

We provide electronic marketplaces in several financial markets through our eSpeed- and BGC Trader-branded trading platform. These electronic marketplaces include government bond markets (U.S. Treasury securities, European government bonds, and Canadian government securities,) spot foreign exchange, foreign exchange options, and credit default swaps. We believe that eSpeed/BGC Trader is a comprehensive trading platform providing volume, access, speed of execution and ease of use. Our trading platform establishes a direct link between our brokers and customers and occupies valuable real estate on traders' desktop, which is difficult to replicate. We believe that we can leverage our platform to offer fully electronic trading as additional products transition from voice to electronic execution.

We have leveraged our hybrid platform to provide real-time product and pricing information through our BGC Trader application. We also provide straight-through processing to our customers for selected products. Our end-to-end solution includes real-time and auction-based transaction processing, credit and risk management tools and back-end processing and billing systems. Customers can access our trading application through our privately managed global high speed data network, over the internet, or third party communication networks.

The following table identifies the key securities and financial products which we broker:

Products	Description
Agency Bonds	Securities issued or pooled, serviced and, sometimes, guaranteed by government agencies or quasi-governmental agencies to finance their activities (*e.g.*, credit support of home mortgages). Examples of such agencies include the Government National Mortgage Association, the Federal National Mortgage Association and Freddie Mac.
Asset-Backed	Securities that represent either an ownership claim in a pool of securities or an obligation that is secured by a pool of securities where these securities are collateralized by hard assets such as automobile loans or credit card receivables.
Asset Swaps	An exchange of two assets. Asset swaps are done most often in order to achieve a more favorable payment stream and typically involve debt obligations.
Basis Swaps	An exchange of cash flows based on the difference between the cash price and the futures price of a given commodity.
Commodity Futures Contract	An agreement to buy or sell a set amount of a commodity at a predetermined price and date. Buyers often use these to avoid the risks associated with the price fluctuations of the product or raw material, while sellers try to lock in a price for their products.
Commodity Swap	A swap where exchanged cash flows are dependent on the price of an underlying commodity. This is usually used to hedge against the price of a commodity.
Convertible Bonds	Debt obligations that can be converted into shares of stock in the issuing company, usually at some pre-announced ratio.
Corporate Bonds	Debt obligations issued by private corporations (includes high yield bonds and convertible bonds).
Credit Derivatives	Contractual agreements entered into between two counterparties under which each agrees that one party will make payment to another party if the underlying security or bond defaults for an agreed upon period based on a notional amount of principal.
Emerging Market Bonds	Securities issued by governments and other issuers (including supranational and corporate bonds) in countries with developing economies.
Energy Derivatives	Derivative instrument in which the underlying asset is based on energy products such as crude oil, natural gas and electricity, which trade either on an exchange or over-the-counter. Energy derivatives can be options, futures or swap agreements, among others. The value of a derivative will vary based on the changes of the price of the underlying asset.
Equity Derivatives	A class of financial instruments whose value is at least partly derived from one or more underlying equity securities. Market participants generally trade equity derivatives in order to transfer or transform certain risks associated with the underlying securities.
Equity Index Futures	Instruments that call for the delivery of the cash equivalent of a stock index at a specific delivery (or maturity) date for an agreed upon price (the future price) to be paid at contract maturity.
Eurobonds	Securities syndicated and sold internationally that may be issued in a currency other than that of the country of the issuer.

Products	Description
Floating Rate Notes	Debt obligations that have a variable coupon equal to a money market reference rate, like LIBOR or the federal funds rate, plus a spread. The spread generally remains constant and the market reference rate fluctuates.
Foreign Exchange Futures	Instruments that call for the delivery of foreign currency at a specific delivery (or maturity) date for an agreed upon price (the future price) to be paid at contract maturity.
Foreign Exchange (Spot)	Large-scale currency trading, usually with a minimum trade size of $1 million, traded with an expectation that the transaction will price at the real-time market price and close within two days.
Foreign Exchange Swap/Forwards	A foreign exchange swap is an agreement between two parties to exchange a given amount of one currency for another and, after a specified period of time, to give back the original amounts swapped. The obligation to close the swap is a forward contract.
Global Repurchase Agreements and Reverse Repurchase Agreements	Short-term sales/purchases of securities with a promise to repurchase/sell back the securities at a higher price. Repurchase agreements and reverse repurchase agreements are typically overnight transactions although many transactions are for periods up to one year. These agreements are the preferred method of financing government bonds and agency bonds and investing cash (with government bonds and agency bonds as collateral) that are used by banks and investment banks.
Government Bonds	Debt obligations issued and backed by the issuing government (*i.e.*, issued in the country's own currency). Examples include U.S. Treasury bonds, German Bunds, and U.K. Gilts.
High Yield Bonds	Debt obligations that are rated below investment grade on their date of issuance.
Inflation Swaps	Contractual agreements entered into between two counterparties under which one agrees to pay amounts against an underlying interest rate benchmark and the other pays an amount linked to an inflation index, like the Consumer Price Index, for an agreed upon period based on a notional amount of principal.
Interest Rate Futures	Instruments that call for the delivery of interest-bearing securities or interest rate products or their cash equivalent at a specific delivery (or maturity) date for an agreed upon price (the future price) to be paid at contract maturity.
Interest Rate Swaps	Contractual agreements entered into between two counterparties under which each party agrees to make periodic payments to each other for an agreed upon period based on a notional amount of principal and an underlying interest rate benchmark.
Options on Interest Rate Swaps	Options on Interest Rate Swaps - Also known as a "swaption". The buyer of a swaption has the right to enter into an interest rate swap agreement on a specified date and with a specified strike rate. The swaption agreement can be right to pay fixed, right to receive fixed, but the most common is right to do both, which is called a straddle. The writer of the swaption becomes the counterparty to the swap if the buyer exercises.
Money Market Products	Full range of interest-bearing, short-term investments with maturities of less than one year, including certificates of deposit and commercial paper.
Mortgage-Backed	Securities that represent either an ownership claim in a pool of mortgages or an obligation that is secured by a pool of mortgages. For example, the Government National Mortgage Association and the Federal National Mortgage Association issue such securities.

Products	Description
Off-The-Run U.S. Treasury Securities	Treasury bonds and notes that were formerly on-the-run benchmarks but have been supplanted by more recently issued securities. When a new on-the-run benchmark is issued, the current on-the-run becomes an off-the-run.
Options on Equity Products (a common type of equity derivative)	Contractual obligations that give the holder the right to buy or sell the cash equivalent of a single equity share or equity index, like the Standard & Poor's 500, at a specified exercise price on or before a specified expiration date. An investor also can buy or sell an option on an equity future or an equity index future.
Options on Foreign Exchange Products	Contractual obligations that give the holder the right to buy or sell a quantity of a foreign currency for a specific amount of domestic currency at a specified exercise price on or before a specified expiration date.
Options on Interest Rate Products	Contractual obligations that give the holder the right to buy or sell interest-bearing debt, such as Treasury notes, at a specified exercise price on or before a specified expiration date (includes bond options).
Sovereign Bonds	Debt obligations issued by a national government.
Supranational Bonds	Debt obligations issued and backed by supranational agencies such as the World Bank or the European Union.
U.S. Treasury Spreads	Financial products (e.g., interest rate swaps) that trade in relation to U.S. Treasury on-the-run benchmarks, the most recently issued Treasury securities that are the standard trading instruments in the bond market. A Treasury spread is derived from the price or yield difference between the financial product being traded and the benchmark.
U.S. Treasury Inflation Protection Securities	Debt issued by the U.S. Treasury that offer protection against inflation because their principal and interest payments are linked to inflation.
When-Issued U.S. Treasury Securities	New issues that will be created through the auction process and will become the new on-the-run benchmarks. A when-issued instrument has been authorized and may be traded although it has not yet been issued.

All trades executed on the eSpeed platform settle for clearing purposes against Cantor Fitzgerald & Co. ("CFC"), a BGC affiliate. CFC is a member of FINRA (formerly NASD) and the Fixed Income Clearing Corporation, a subsidiary of the Depository Trust & Clearing Corporation. CFC, BGC, and other affiliates participate in U.S. Treasuries as well as other markets by posting quotations for their account and by acting as principal on trades with platform users. Such activity is intended, among other things, to assist CFC, BGC, and their affiliates in managing their proprietary positions (including, but not limited to, those established as a result of combination trades and errors), facilitating transactions, framing markets, adding liquidity, increasing commissions and attracting order flow.

Market Data

We also provide our proprietary market data to our customers. BGCantor Market Data is the exclusive source of real-time proprietary pricing and other data we derive for certain U.S. and European securities and derivatives. BGCantor Market Data develops and markets real-time, indicative and historical fixed income, foreign exchange and derivative market data services based on price data from us.

Our G3 product provides real-time graphs of relevant data with respect to the U.S. Treasury cash and futures markets. Distribution channels include Bloomberg, Reuters, CQG, DTN, eSignal, and SunGard, in addition to direct distribution. Products include data on interest rate swaps, options, US Treasuries, BGCantor G3,

SwapSight, Interest Rate Swaps, SwapMarker, European Government Bonds, BGCantor Eye, US Treasury Historical Data, End of day Pricing, AutoSpeed 2.0, FX Options, and Credit Default Swaps. We also offer customized and packaged data solutions to meet specific clients' needs.

Software Solutions

Through our Software Solutions business, we provide customized screen-based market solutions to both related and unrelated parties. Using Software Solutions, our clients are able to develop a marketplace, trade with their customers, issue debt, trade odd lots, access program trading interfaces and access our network and our intellectual property. We can add advanced functionality to enable our customers to distribute branded products to their customers through online offerings and auctions, including private and reverse auctions, via our trading platform and global network. Through our Kleos Managed Services business, we provide system co-location service to a number of financial firms which use our infrastructure to run their high velocity and algorithmic trading strategies through access to our markets.

We have signed Software Solutions agreements with a number of U.S. and international enterprises, including the following:

- For the World Bank, our trading engine and network connect the World Bank to its dealer customers anonymously through our Internet-based, real-time auction platform. This system was released in June 2003 and has handled over $22 billion of the World Bank's interest rate swap volume as of December 31, 2009.
- The Inter American Development Bank, which was established in 1959 to support the process of economic and social development in Latin America and the Caribbean, is the main source of multilateral financing in the region. Since 2005, this agency has transacted notional values of over $30 billion in interest rates swaps, using our Treasury Connect product.
- The Federal Home Loan Bank is a U.S. government-sponsored enterprise and one of the largest issuers in the global short-term securities market. Our electronic auction-based technology has powered The Federal Home Loan Bank's primary discount note auctions since August 2002.

We also use our technology to offer services such as automated spreading through our eSpeed network front-end trading software.

Our Software Solutions business provides the software and technology infrastructure for the transactional and technology related elements of Freedom International Brokerage Company's ("Freedom") marketplace as well as certain other services in exchange for specified percentages of transaction revenues from the marketplace. It also provides software development, software maintenance, customer support, infrastructure, and internal technology services to support ELX's electronic trading platform.

Aqua Business

In October 2007, we spun off our former eSpeed Equities Direct business to form Aqua, a business owned 51% by Cantor and 49% by us. Aqua's purpose is to provide access to new block trading liquidity in the equities markets. The SEC has granted approval for Aqua to operate an Alternative Trading System in compliance with Regulation ATS.

Customers

We primarily serve the wholesale inter-dealer market, including many of the world's largest banks that regularly trade in capital markets, brokerage houses, investment firms, hedge funds, and investment banks. Customers using our eSpeed branded products also include professional trading firms, futures commission merchants and other professional market participants and financial institutions. Our BGCantor Market Data products and services are available through many platforms and are available to a wide variety of capital market participants including banks, investment banks, brokerage firms, asset managers, hedge funds, investment analysts and financial advisors. We also license our intellectual property portfolio and Software Solutions to various financial markets participants.

For the year ended December 31, 2009, our top 10 customers, collectively, accounted for approximately 42.8% of our total revenue on a consolidated basis and our largest customer accounted for approximately 5.1% of our total revenue on a consolidated basis.

Sales and Marketing

Our brokers and salespeople are the primary marketing and sales resources to our customers. Thus, our sales and marketing program is aimed at enhancing the ability of our brokers to cross-sell effectively in addition to informing our customers about our product and service offerings. We also employ product teams and business development professionals. We leverage our customer relationships through a variety of direct marketing and sales initiatives and build and enhance our brand image through marketing and communications campaigns targeted at a diverse audience, including traders, potential partners and the investor and press communities. We may also market to our existing and prospective customers through a variety of co-marketing/co-branding initiatives with our partners.

Our brokerage product team is composed of product managers, who are each responsible for a specific part of our brokerage business. The product managers seek to ensure that our brokers, across all regions, have access to technical expertise, support and multiple execution methods in order to grow and market their business. This approach of combining marketing with our product strategy has enabled us to turn innovative ideas into deliverable hybrid solutions, such as "BGC Trader," our multi-asset hybrid offering to our customers for voice and electronic execution.

Our team of business development professionals is responsible for growing our global footprint through raising awareness of our products and services. The business development team markets our products and services to new and existing customers. As part of this process, they analyze existing levels of business with these entities in order to identify potential areas of growth and also to cross-sell our multiple offerings.

Our eSpeed and BGCantor Market Data branded products and services are promoted to our existing and prospective customers through a combination of sales, marketing and co-marketing campaigns.

Technology

Pre-Trade Technology. Our brokers use a suite of pricing and analytical tools which have been developed both in-house and in cooperation with specialist software suppliers. The pre-trade software suite combines proprietary market data, pricing and calculation libraries, together with those outsourced from what we believe to be the best-of-breed providers in the sector. The tools in turn publish to a normalized, global market data distribution platform allowing prices and rates to be distributed to our proprietary network, data vendor pages, secure websites and trading applications as indicative pricing.

Inter-Dealer Trading Technology. We utilize a sophisticated proprietary electronic trading platform to distribute prices to our customers. Price data are transmitted over our proprietary global private network and also by third-party providers of connectivity to the financial community. Prices are in turn displayed by our proprietary trading desktop application, BGC Trader. BGC Trader is our multi-asset BGC Partners-branded hybrid offering to our customers for voice and electronic execution. This product combines the benefits of our existing hybrid system with a new concept of creative, customer-focused and front-end design. The first asset groups to be incorporated under the BGC Trader banner were foreign exchange options, European corporate bonds, European CDS and iTraxx. We plan to expand the number of products it supports, including other tradable and view-only products in our portfolio. The majority of our global products are supported by this platform in a view only, hybrid/managed, or fully electronic mode. Trades executed by our customers in any mode are eligible for immediate electronic confirmation to straight-through processing hubs. Our proprietary graphical user interface is deployed on thousands of user desktops at hundreds of major banks and institutions.

Fully Electronic Trading Technology. Our eSpeed-branded fully electronic trading system is accessible to our customers through (1) our proprietary front-end trading software, (2) our proprietary application programming interface, which we refer to as "API," a dedicated software library enabling customers to incorporate our platform directly into their own applications, (3) the Internet, via a browser interface or Java application and (4) software developed in collaboration with Independent Software Vendors and (5) Financial Information eXchange ("FIX"). Our system runs on large-scale hardware located in data centers in the U.S. and the U.K. and is distributed either over our multiple-path global network or via the Internet through links to multiple global Internet service providers.

Our eSpeed-branded electronic marketplaces operate on a technology platform and network that emphasizes scalability, performance, adaptability and reliability. Our technology platform consists of our proprietary, internally developed real-time global network distribution system; our proprietary transaction processing software, which includes interactive matching auction engines, fully integrated credit and risk management systems, pricing engines, analytics and associated middle and back-office operations systems; and customized inventory distribution and auction protocols designed to be used by our customers and partners in their distribution and trading systems and customer interfaces, including Windows, Java, Unix, Linux, our API and Independent Software Vendor access.

Together, these components enable our customers to effect transactions virtually instantaneously, with straight-through processing. Our trading system accepts orders and postings and distributes responses, generally in under 100 milliseconds.

Post-Trade Technology. Our platform automates previously paper and telephone-based transaction processing, confirmation and other functions, substantially improving and reducing the cost of many of our customers' back offices and enabling straight-through processing. In addition to our own system, confirmation and trade processing is also available through third-party hubs including Swapswire, T-Zero, Reuters RTNS, Logicscope and direct straight-through processing in (FIX) for various banks.

We have electronic connections to most mainstream clearinghouses, including the Fixed Income Clearing Corporation ("FICC"), The Depository Trust & Clearing Corporation, Continuous Linked Settlement, Euroclear, Clearstream, Monte Titoli, LCH.Clearnet, Eurex and the CME. We intend to expand the number of clearinghouses to which we connect in the near future.

Systems Architecture. Our systems are implemented as a multi-tier hub and spoke architecture comprised of several components, which provide matching, credit management, market data distribution, position reporting, customer display and customer integration. The private network currently operates from four concurrent data centers (two of which are in London, one of which is in Rochelle Park, New Jersey and one of which is in Trumbull, Connecticut) and 12 hub cities throughout the world acting as distribution points for all private network customers. eSpeed network hubs beyond the core data centers are in Amsterdam, Brussels, Chicago, Frankfurt, Hong Kong, Madrid, Milan, Paris, Singapore, Tokyo, Toronto, and Zurich. The redundant structure of our system provides multiple backup paths and re-routing of data transmission if one spoke of a hub fails.

In addition to our own network system, we also receive and distribute secure trading information from customers using the services of multiple, major Internet service providers throughout the world. These connections enable us to offer our products and services via the Internet to our global customers.

Software Development

We devote substantial efforts to the development and improvement of our hybrid and electronic marketplaces and licensed software products and services. We work with our customers to identify their specific requirements and make modifications to our software, network distribution systems and technologies that are responsive to those needs. Our efforts focus on internal development, strategic partnering, acquisitions and licensing. As of December 31, 2009, we employed over 425 technology professionals.

Our Intellectual Property

We have adopted a comprehensive intellectual property program to protect our proprietary technology. We currently have licenses covering various Cantor patents in the United States, including patents relating to (1) a system and method for auction-based trading of specialized items such as fixed income instruments, (2) a fixed income portfolio index processor and (3) a system for shared remote access of multiple application programs by one or more computers. Foreign counterpart applications for some of these U.S. patents have been filed.

We also have agreements to license technology covered by several pending U.S. patent applications relating to various other aspects of our electronic trading systems, including both functional and design aspects. We have filed a number of patent applications to further protect our proprietary technology and innovations, and have received patents for some of those applications.

In July 2004, we entered into an agreement with NYBOT, expiring in 2017, which provided among other things for payments from NYBOT in respect of NYBOT's electronic futures trading through 2017. As a result of the agreement with NYBOT, we are the sole owner of the Cantor Financial Futures Exchange and the Commodity Futures Clearing Corporation of New York. Additionally, we have agreed with NYBOT that NYBOT will provide processing services for futures contracts or options on futures contracts listed on the Cantor Financial Futures Exchange or other exchange designated by us.

Our patent portfolio is growing and consists of numerous patents and patent applications relating to our core business and relating to other businesses. We continue to look for opportunities to license and/or otherwise monetize these and other patents in our portfolio.

We cannot determine at this time the significance of any of the foregoing patents, or patent applications, if issued, to our business. We can give no assurance that any of the foregoing patents will be found by a court to be valid and enforceable, or that any of these patents would not be infringed by a third party competing or seeking to compete with our business. Our business strategy may or may not include licensing such patents for royalties, joint ventures with other marketplaces or exchanges or exclusively using the patents in our marketplaces and other product and service offerings.

Risk Management

A significant portion of our revenue is generated through brokerage, where we do not act as principal in transactions. In this case our risk is limited to the brokerage commission earned. Where we act as principal on transactions, our business model focuses on intermediation between buyer and seller for short-dated settlement rather than on positioning securities for sale. As such, our risk profile is limited. We closely monitor and manage our counterparty risk and market risk where it exists. Where we act as principal, trading is primarily conducted on a matched principal basis.

Both risk management professionals and management at all levels take a hands-on approach to identifying and minimizing risk as part of our business culture. We employ a number of risk management processes to monitor our credit, market and operational risk. A global staff of experienced risk management professionals interacts daily with the business units to help ensure that we know our trading counterparties and make informed decisions in this challenging environment.

Our primary risk is counterparty risk. Credit risk arises should a trading partner not deliver or fail to take delivery of a security upon settlement. A credit loss would occur in this event if the cost to replace the trade is greater than the existing trade. We manage this risk by evaluating our trading partners in a number of ways to assess their ability to meet these obligations. These evaluations are based on fundamental credit analysis of the firm's financial condition, industry conditions and current events. This analysis results in the assignment of obligor credit ratings to our counterparties. Credit ratings are intended to assess the counterparty's probability of default and are derived using methodologies generally consistent with those employed by external rating agencies. Trading limits are evaluated and sized to take into account our credit assessment of the counterparty, estimated trading activity and potential exposure of the instruments traded.

Market risk is limited since we do not hold material trading inventory or take material proprietary trading positions. From time to time, we may have unmatched positions. These unmatched positions are intended to be disposed of in the short-term. Risk Management monitors our trading desks to assure that trading activities are within the scope of this mandate.

Operational risk refers to the risk of financial or other loss, or potential damage to a firm's reputation, resulting from inadequate or failed internal processes, people, resources, systems or from external events. We may incur operational risk across the full scope of business activities and support functions. Operational risk policies are designed to reduce the likelihood and/or impact of operational incidents as well as to mitigate legal, regulatory and reputational risks. The framework continually responds to the changing regulatory and business environment. Primary responsibility for the management of operational risk is with the business segments, the control groups and the business managers. The business managers generally maintain processes and controls designed to identify, assess, manage, mitigate and report operational risk.

In addition, our processes address disaster recovery concerns. We operate most of our technology from dual-primary data centers at our two different London locations. Either site alone is capable of running all of our essential systems. In addition, we have technology running from data centers in New Jersey and Connecticut. Replicated instances of this technology are maintained in our London data centers. All data centers are built and equipped to best-practice standards of physical security with appropriate environmental monitoring and safeguards. Failover for the majority of our systems are automated.

Competition

We encounter competition in all aspects of our businesses and compete primarily with other inter-dealer brokers, including for both brokers and suitable acquisition candidates.

Inter-Dealer Brokers

We primarily compete with four major, diversified inter-dealer brokers. These inter-dealer brokers are ICAP plc, Tullett Prebon plc, GFI Group Inc. and Compagnie Financière Tradition (which is majority owned by Viel & Cie), all of which are currently publicly traded companies. Other inter-dealer broker competitors include a number of smaller, private firms that tend to specialize in specific product areas or geographies.

Demand for services of brokers is directly affected by national and international economic and political conditions, broad trends in business and finance, the level and volatility of interest rates, changes in and uncertainty regarding tax laws and substantial fluctuations in the volume and price levels of securities transactions. Other significant factors affecting competition in the brokerage industry are the quality and ability of professional personnel, the depth and pricing efficiency of the market displayed by a broker, the strength of the technology used to service and execute on those markets and the relative prices of services and products offered by the brokers and by competing markets and trading processes.

The majority of our large inter-dealer broker competitors also sell proprietary market data which compete with our market data offerings. In addition to direct sales, we resell market data through large market data and information providers. These companies have established significant presences on the vast majority of trading desks in our industry. Some of these companies have expanded their product mix to include electronic trading and execution in addition to their traditional market data offerings.

Exchanges

Although our business will often use exchanges to execute transactions brokered in OTC markets, we believe that exchanges have sought and will seek to migrate products traditionally traded in OTC markets by inter-dealer brokers to exchanges. However, we believe that when a product goes from OTC to exchange-traded, the underlying OTC market often continues to experience growth in line with the growth of the exchange-traded contract. As ELX grows its business, we expect it to directly compete with other exchanges in the trading of certain contracts. In addition, IntercontinentalExchange, Inc. ("ICE") operates both regulated exchanges and OTC execution services, and in the latter it competes directly with inter-dealer brokers in energy, commodities, and credit products. ICE entered these OTC markets primarily by acquiring independent OTC brokers, and we believe that its likely ICE or other exchange operators may seek to compete with us in the future by acquiring other such brokers.

Software Vendors and Others

Certain exchanges and market data companies, such as NASDAQ OMX, license their technology for use by other market participants, including inter-dealer brokers and other exchanges. Such technology is potentially competitive insofar as we may attempt to license our technology in a similar manner as we have to ELX, or as we may to any company or organization that wishes to create or improve a trading system or exchange.

Overall, we believe that we may also face future competition from other large computer software companies, market data and technology companies and some securities brokerage firms, some of which are currently our customers, as well as from any future strategic alliances, joint ventures or other partnerships created by one or more of our potential or existing competitors.

Our existing and potential competitors in fully electronic trading are numerous and include other inter-dealer brokerage firms, multi-dealer trading companies, technology companies and market data and information vendors, securities and futures exchanges, electronic communications networks, crossing systems, software companies, consortia, business-to-business marketplace infrastructure companies and niche market energy and other commodity Internet-based trading systems.

Banks and Broker-dealers

According to TABB Group, for a large percentage of all OTC derivatives trades, banks and dealers trade directly between each other without the use of an IDB or other intermediary. In addition, many OTC transactions are conducted entirely in-house using only the bank or broker-dealer's internal liquidity pools. Therefore, for many potential OTC transactions, IDBs essentially compete with their own customers.

In addition, in certain products and markets, such as in listed equity-related products globally, and a variety of OTC and listed products in smaller markets like Turkey, IDBs sell, broker, and trade products on behalf of both wholesale and institutional customers. Consequently, BGC and its publicly-traded IDB peers can at times both service and compete with its bank and broker-dealer customers. This is generally not the case in the U.S. and U.K. in Rates, Credit, and Foreign Exchange.

Finally, banks and broker dealers have in the past created and/or funded consortia to compete with exchanges and Inter-dealer brokers. For example, ICAP's inter-dealer businesses for fully electronic trading of U.S. Treasuries and spot foreign exchange both began as dealer-owned consortia before being acquired by ICAP. An example of a current and similar consortium is Tradeweb. Currently, several large banks hold stakes in Tradeweb, an internet-based market intermediary. Thomson Reuters Corporation is Tradweb's single largest shareholder. Although Tradeweb operates primarily as a dealer to customer platform, one of it's offerings include a voice and electronic inter-dealer platform for mortgage-backed and U.S. Agency securities. Tradeweb's management has said that it would like to expand into other inter-dealer markets, and as such may compete with BGC in other areas over time.

Partnership Overview

We believe that our partnership structure is one of the unique strengths of our business. Many of our key brokers have their own capital invested in our business, aligning their interests with our stockholders.

We believe that our partnership structure is an effective tool in recruiting, motivating and retaining key employees. Many brokers are attracted by the opportunity to become partners because the partnership agreement entitles partners to quarterly distributions of income from the partnership. While BGC Holdings limited partnership interests entitle founding/working partners and REU partners to participate in distributions of income from the operations of our business, upon leaving BGC Holdings (or upon any other redemption or purchase of such limited partnership interests as described below), any such founding/working partner or REU partners are, only entitled to receive over time, and provided he or she does not violate certain partner obligations, an amount for his or her BGC Holdings limited partnership interests that reflects such partner's capital account, excluding any goodwill or going concern value of BGC Partners' business unless Cantor, in the case of the founding partners, and we, as the general partner of BGC Holdings, otherwise determine, Founding/working partners and REU partners can receive the right to exchange their BGC Holdings limited partnership interests for shares of BGC Partners common stock (if, in the case of founding partners, Cantor so determines (as Cantor has determined to do with respect to a portion of the founding partner interests immediately after the merger) and in the case of working partners and REU partners, the BGC Holdings general partner, with Cantor's consent, determines otherwise) and thereby realize any higher value associated with BGC Partners common stock. See "Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges." We believe that, having invested their own capital in us, partners feel a sense of responsibility for the health and performance of our business and have a strong incentive to maximize our revenues.

Relationship Between BGC Partners and Cantor

See "Certain Relationships and Related Transactions."

Regulation

U.S. Regulation

The financial services industry in the United States is subject to extensive regulation under both federal and state laws. As registered broker-dealers and a Futures Commissions Merchant, certain of our subsidiaries are subject to laws and regulations which cover all aspects of financial services, including sales methods, trade practices, use and safekeeping of customers' funds and securities, minimum capital requirements, recordkeeping, business practices, securities lending and financing of securities purchases and the conduct of associated persons. We and our subsidiaries also are subject to the various anti-fraud provisions of the Securities Act, the Exchange Act, the Commodity Exchange Act, certain state securities laws and the rules and regulations thereunder. We also may be subject to vicarious and controlling person liability for the activities of our subsidiaries and our officers, employees and affiliated persons.

The SEC is the federal agency primarily responsible for the administration of federal securities laws, including adopting rules and regulations applicable to broker-dealers (other than government securities broker-dealers) and enforcing both its rules regarding broker-dealers and the Treasury's rules regarding government securities broker-dealers. Broker-dealers are also subject to regulation by state securities administrators in those states in which they conduct business or have registered to do business. In addition, Treasury rules relating to trading government securities apply to such activities when engaged in by broker-dealers. The CFTC is the federal agency primarily responsible for the administration of federal commodities future laws, including the adoption of rules applicable to Futures Commissions Merchants and Designated Contract Markets such as ELX.

Much of the regulation of broker-dealers' operations in the United States has been delegated to self-regulatory organizations. These self-regulatory organizations adopt rules (which are subject to approval by the SEC) that govern the operations of broker-dealers and government securities broker-dealers and conduct periodic inspections and examinations of their operations. In the case of BGC Partners' U.S. broker-dealer subsidiaries, the principal self-regulatory organization is FINRA. FINRA is a new self-regulatory organization that commenced operations in the third quarter of 2007. It was formed from the consolidation of the NASD's member regulation operations and the regulatory arm of the NYSE Group to act as the self-regulatory organization for all broker-dealers doing business within the United States. Accordingly, BGC Partners' U.S. subsidiaries will be subject to both scheduled and unscheduled examinations by the SEC and FINRA. In our futures-related activities, our subsidiaries are also subject to the rules of the CFTC, futures exchanges of which they are members and the NFA, a futures self-regulatory organization.

The changing regulatory environment, new laws that may be passed by Congress, and rules that may be promulgated by the SEC, the Treasury, the Federal Reserve Bank of New York, the CFTC, the NFA, FINRA and other self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, if adopted, may directly affect our mode of operation and profitability, of our competitors and our customers and of the securities markets in a way that could adversely affect our business.

The SEC, self-regulatory organizations and state securities administrators conduct informal and formal investigations of possible improprieties or illegal action by broker-dealers and their "associated persons," which could be followed by the institution of administrative, civil and/or criminal proceedings against broker-dealers and/or "associated persons." Among the sanctions that may result if administrative, civil or criminal proceedings were ever instituted against us or our "associated persons," are injunctions, censure, fines, the issuance of cease-and-desist orders or suspension or expulsion from the industry and, in rare instances, even imprisonment. The principal purpose of regulating and disciplining broker-dealers is to protect customers and the securities markets, rather than to protect broker-dealers, creditors and equity holders. From time to time, our "associated persons" have been and are subject to routine investigations, none of which, to date, have had a material adverse effect on our business.

Throughout 2007, the U.S. securities industry implemented a number of new rules contained in Regulation NMS which made a number of changes to the U.S. national market structure for equity securities. Among other things, Regulation NMS governs how market centers provide access to their quotations in sub-penny increments. Regulation NMS also contains a "Trade-Through Rule" which generally prevents a market center from trading a stock at a price that is worse than an electronically accessible quote for the same security displayed on a competing market.

Additionally, recent events in the credit markets have led to increasing calls by legislators and regulators for increased government oversight of the OTC markets. In particular, portions of the swap market may be required to be centrally cleared through a central clearing organization. Furthermore, it is possible that regulators in some jurisdictions may also require that parts of the swap market to trade on regulated exchanges or through alternative swap execution facilities. In the event that government authorities were to mandate exchange trading for large portions of the OTC markets and we were unable to post on an exchange and execute transactions for us and our customers, or operate as an alternative swap execution facility to intermediate swap transactions for our customers this could negatively impact our business.

U.K. and European Regulation

The Financial Services and Markets Act 2000, which we refer to as the "FSMA 2000," along with secondary legislation provides the framework in which all forms of financial services business are authorized and regulated.

The FSA is the statutory regulator for the United Kingdom financial services industry. The FSA is an independent non-governmental body that has been given statutory powers by the FSMA 2000. Currently, we have subsidiaries and branches regulated by the FSA (BGC Brokers L.P., BGC International and the U.K. branch of Aurel BGC).

The FSA regulates the financial services industry through its Handbook of Rules and Guidance, which consist of a number of sourcebooks and manuals and is prepared under powers granted by FSMA 2000.

A number of powers are conferred on the FSA by the FSMA 2000. These include the power to investigate, discipline or prosecute breaches of FSMA 2000. For example, the FSA can institute criminal proceedings for market abuse subject to restrictions imposed by the Treasury. Once a firm is authorized by the FSA, it is under an obligation to meet the standards set by the FSA, and the FSA can take disciplinary action against an authorized person. Such disciplinary action may include the imposition of a fine, issuance of public censures, withdrawal or amendment of authorization or prosecution.

As a result of the FSA's risk assessment of the BGC Partners group's regulated entities in 2005, the FSA asked that a "skilled person" be appointed to report on various aspects of the finance department's responsibilities. This process has now been finalized to the satisfaction of the FSA. In February 2010, FSA issued a draft requirement notice under Section 166 of FSMA 2000 to appoint a Skilled Person. The scope of the work is currently being determined but will cover a review of the systems and controls in place relating to client asset and client monies.

There are a number of European directives that have been implemented by European Union member states that affect the financial services industry. These include The Market Abuse Directive, the MIFID, The Third Money Laundering Directive, The Financial Groups Directive and the Capital Requirements Directive. Some of these directives have caused significant changes to the way the financial services industry is regulated in Europe. These directives are important developments in the regulatory environment of the European Union.

Our European regulated group (Aurel BGC, BGC Brokers L.P., BGC International L.P., BGC International, and other intermediate non-regulated holding entities) is subject to The Financial Groups Directive. To meet the FSA's requirements under this directive, the corporate structure of our European regulated group was reorganized as of July 1, 2007. The restructuring of the regulated European entities under BGC European Holdings does not affect their day-to-day operations as European Holdings is a holding entity.

Other Regulation

Our subsidiaries that have foreign operations are subject to regulation by the relevant regulatory authorities and self-regulatory organizations in the countries in which they do business. The following table sets forth certain jurisdictions, other than the United States, in which we do business and the applicable regulatory authority or authorities of each such jurisdiction:

Jurisdiction	Regulatory Authorities/Self-Regulatory Organizations
Australia	Australian Securities and Investments Commission and Australian Futures Exchange
Brazil	Brazilian Securities and Exchange Commission, the Central Bank of Brazil and BM&F BOVESPA.
Canada	Ontario Securities Commission
China	China Banking Regulatory Commission
Denmark	Danish Financial Supervisory Authority
France	Banque de France and subsidiary agencies, CECEI (Comité des Établissements de Crédit et des Entreprises d'investissement), CCLRF (Comité Consultatif de la Législation et de la Réglementation Financière), Commission Bancaire and AMF (Autorité des Marchés Financiers)
Hong Kong	Hong Kong Securities and Futures Commission and The Hong Kong Monetary Authority
Japan	Japanese Financial Services Agency
Korea	Ministry of Finance and Economy
Mexico	Banking and Securities National Commission
Russia	Federal Service for Financial Markets
Singapore	Monetary Authority of Singapore
South Africa	Johannesburg Stock Exchange
Switzerland	Swiss Federal Banking Commission
Turkey	Capital Markets Board of Turkey
United Kingdom	Financial Services Authority

Capital Requirements

U.S.

Every U.S.-registered broker-dealer is subject to the Uniform Net Capital Requirements. Similarly, FCMs such as ELX are subject to CFTC capital requirements. The Uniform Net Capital Requirements is designed to ensure financial soundness and liquidity by prohibiting a broker or dealer from engaging in business at a time when it does not satisfy minimum net capital requirements.

In the United States, net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets, such as a firm's positions in securities. Among these deductions are adjustments, which we refer to as "haircuts," in the market value of securities positions to reflect the market risk of such positions prior to their liquidation or disposition. The Uniform Net Capital Requirements also imposes a minimum ratio of equity to subordinated debt which may be included in net capital.

Regulations have been adopted by the SEC that prohibit the withdrawal of equity capital of a broker-dealer, restrict the ability of a broker-dealer to distribute or engage in any transaction with a parent company or an affiliate that results in a reduction of equity capital or to provide an unsecured loan or advance against equity capital for the direct or indirect benefit of certain persons related to the broker-dealer (including partners and affiliates) if the broker-dealer's net capital is, or would be as a result of such withdrawal, distribution, loan or advance, below specified thresholds of excess net capital. In addition, the SEC's regulations require certain notifications to be provided in advance of such withdrawals, distributions, reductions, loans and advances that exceed in the aggregate 30% of excess net capital within any 30 day period, and the SEC has the authority to restrict, for up to 20 business days, such withdrawal, distribution or reduction of capital if the SEC concludes that it may be detrimental to the financial integrity of the broker-dealer or may expose its customers or creditors to loss. Notice is required following any such withdrawal, distribution, reduction, loan or advance that exceeds in the aggregate 20% of excess net capital within any 30 day period. The SEC's regulations limiting withdrawals of excess net capital do not preclude the payment to employees of "reasonable compensation."

Two of our subsidiaries, including BGC Financial, Inc., are registered with the SEC and are subject to the Uniform Net Capital Requirements and, accordingly, must maintain minimum net capital and comply with the Uniform Net Capital Requirements in all respects. One of such entities uses the "basic method" of calculating net capital and must maintain net capital of not less than the greater of $100,000 or 6.66% of certain of its liabilities and other obligations. BGC Financial, Inc. uses the "alternative method" of calculating net capital and must maintain net capital of not less than the greater of $250,000 or 2% of its aggregate debit items (primarily receivables from customers and other broker-dealers). BGC Financial, Inc. is also a member of the FICC, which imposes capital requirements on its members.

Compliance with the Uniform Net Capital Requirements may limit the extent and nature of our operations requiring the use of our registered broker-dealer subsidiaries' capital, and could also restrict or preclude our ability to withdraw capital from our broker-dealer subsidiaries.

Non-U.S.

Outside the United States, non-U.S. net capital requirements are essentially defined as statutory capital and reserves, plus qualifying subordinated borrowings less liquidity adjustments arising from the liquidity of non-trading book assets. Further deductions are then taken pertaining to trading book assets and exposures to capture credit, market, foreign exchange and concentration risks. A further requirement is ordinarily imposed on most non-U.S. regulated entities which requires the firm to provide for capital equal to at least its operational costs for a three-month period.

A regulated entity which is dormant or conducts primarily non-trading book activities will still have a minimum capital requirement. This normally takes the form of a solvency test, expenditure-based requirement or is prescribed by the local regulator dependent upon its authorized activities.

In the United Kingdom, the FSA imposes regulatory capital requirements on its regulated entities. Additionally, certain other of our foreign subsidiaries are required to maintain non-U.S. net capital requirements. In Hong Kong, BGC Securities (Hong Kong), LLC and BGC Capital Markets (Hong Kong), Limited are regulated by the Securities and Futures Commission and The Hong Kong Monetary Authority, respectively. BGC Securities (Hong Kong), LLC is subject to non-U.S. net capital requirements. BGC Capital Markets (Hong Kong), Limited does not currently have a capital requirement and is only required to be solvent. In France, ETC Pollak SAS, EPP Holdings SAS and Aurel Leven; in Denmark, BGC Brokers L.P.'s Danish branch; in Australia, BGC Partners (Australia) Pty Limited; in Japan, BGC Shoken Kaisha Limited; in Singapore, a BGC International branch; and in Turkey, AS Menkul, all have non-U.S. net capital requirements imposed upon them by local regulators. In addition, the Eurex and LCH (LIFFE/LME) clearing organizations, of which BGC Partners is a member, also impose minimum capital requirements.

BGC Partners had equity capital for its regulated subsidiaries of $237.6 million and $411.0 million for the years ended December 31, 2009 and 2008, respectively.

Employees

As of December 31, 2009, we employed 1,553 brokers and 30 salespeople and related staff (front office) and another 941 employees (back office). Approximately 33.6% of BGC Partners' brokers are based in the

Americas, approximately 44.1% are based in Europe, Middle East and Africa (including Turkey) and the remaining approximately 22.3% are based in the Asia-Pacific region. As of December 31, 2009, we had 2,524 total employees. Generally, our employees are not subject to any collective bargaining agreements, except our employees in certain of our European offices, including France, who are covered by national, industry-wide collective bargaining agreements.

Legal Proceedings

See Part I—Item 3. Legal Proceedings.

Our Organizational Structure

On April 1, 2008, BGC Partners OldCo and eSpeed merged and the surviving entity was renamed "BGC Partners, Inc." Immediately prior to the merger, pursuant to a separation agreement, Cantor transferred certain assets and liabilities to BGC Partners OldCo and/or its subsidiaries.

We are a holding company and our business is operated through two operating partnerships, BGC U.S., which holds our U.S. businesses, and BGC Global, which holds our non-U.S. businesses. In connection with the separation, Maxcor was contributed to BGC Partners OldCo in exchange for BGC Partners OldCo units that became shares of our common stock in the merger and the remainder of the BGC businesses were contributed to the Opcos in exchange for limited partnership interests in the Opcos. In connection with the merger, eSpeed contributed the eSpeed businesses to the Opcos in exchange for limited partnership interests in the Opcos.

The limited partnership interests of the Opcos are held by us and BGC Holdings and the limited partnership interests of BGC Holdings are currently held by Cantor and the founding/working partners. We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of BGC Holdings, and serve as the general partner of BGC Holdings, which entitles us to control BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of BGC U.S. and BGC Global, all of which entitle BGC Holdings (and thereby us) to control each of BGC U.S. and BGC Global. BGC Holdings holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited.

The following diagram illustrates our ownership structure as of March 1, 2010. The following diagram does not reflect the various subsidiaries of ours, BGC U.S., BGC Global, BGC Holdings or Cantor, or the results of any exchange of BGC Holdings exchangeable limited partnership interests or, to the extent applicable, BGC Holdings founding partner interests or BGC Holdings REUs:



CF Group Management, Inc.
Cantor Limited Partners
Cantor
Public Stockholders
Class A common stock (1.3% of economics and 0.3% of voting power of BGC Partners, Inc.) and Class B common stock (31.9% of economics and 82.5% of voting power of BGC Partners, Inc.)
44.7% indirect economics interest in BGC U.S. and BGC Global
Class A common stock (66.8% of economics and 17.2% of voting power of BGC Partners, Inc.)
26.1% indirect economic interest in BGC U.S. and BGC Global
Limited Partnership Interests (52.0% of economics of BGC Holdings)
BGC Partners, Inc. *
Limited Partnership Interests (39.1% of economics of BGC U.S.)
General Partnership Interests (controlling interest)
Special Voting Limited Partnership Interest
Limited Partnership Interest (39.1% of economics of BGC Global)
Founding Partners
Limited Partnership Interests (48.0% of economics of BGC Holdings)
29.2% indirect economic interest in BGC U.S. and BGC Global
BGC Holdings
General Partnership Interest (controlling interest)
Special Voting Limited Partnership Interest
Limited Partnership Interests (60.9% of economics of BGC U.S.)
General Partnership Interest (controlling interest)
Special Voting Limited Partnership Interest
Limited Partnership Interests (60.9% of economics of BGC Global)
BGC U.S.
BGC Global

* Shares of Class B common stock are convertible into shares of Class A common stock at any time in the discretion of the holder on a one-for-one basis. Accordingly, if Cantor converted all of its Class B common stock into Class A common stock, Cantor would hold 33.2% of the voting power and the public stockholders would hold 66.8% of the voting power (and the indirect economic interests in BGC U.S. and BGC Global would remain unchanged).

Stock Ownership

As of March 1, 2010, there were approximately 56,428,098 shares of our Class A common stock outstanding, of which 1,081,369 were held by Cantor and CF Group Management Group, Inc. ("CFGM"), Cantor's managing general partner. Each share of Class A common stock is generally entitled to one vote on matters submitted to a vote of our stockholders. In addition, as of March 1, 2010, Cantor and CFGM held 26,448,107 shares of our Class B common stock (which represents all of the outstanding shares of our Class B common stock), representing, together with our Class A common stock held by Cantor and CFGM, approximately 83% of our voting power. Each share of Class B common stock is generally entitled to the same rights as a share of Class A common stock, except that, on matters submitted to a vote of our stockholders, each share of Class B common stock is entitled to 10 votes. The Class B common stock generally votes together with the Class A common stock on all matters submitted to a vote of our stockholders.

We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of BGC Holdings, and serve as the general partner of BGC Holdings, which entitles us to control BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of each of BGC U.S. and BGC Global, all of which entitle BGC Holdings (and thereby us) to control each of BGC U.S. and BGC Global. BGC Holdings holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited. In addition, as of March 1, 2010, we indirectly, through wholly-owned subsidiaries, held BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of approximately 82,572,238 units and 82,572,238 units, representing approximately 44.3% and 44.3% of the outstanding BGC U.S. limited partnership interests and BGC Global limited partnership interests, respectively. We are a holding company that holds these interests, serves as the general partner of BGC Holdings, and, through BGC Holdings, acts as the general partner of each of BGC U.S. and BGC Global. As a result of our ownership of the general partnership interest in BGC Holdings and BGC Holdings' general partnership interest in each of BGC U.S. and BGC Global, we consolidate BGC U.S.'s and BGC Global's results for financial reporting purposes.

Founding/working partners and REU partners directly and Cantor indirectly hold BGC Holdings limited partnership interests. BGC Holdings, in turn, holds BGC U.S. limited partnership interests and BGC Global limited partnership interests and, as a result, founding partners, REU partners and Cantor indirectly have, and working partners have interests in BGC U.S. limited partnership interests and BGC Global limited partnership interests.

Since the merger, and through March 1, 2010, Cantor has distributed an aggregate of 3,164,400 shares of Class A common stock 2,745,482 shares with respect to retained partners and 418,918 shares with respect to founding partners) and is scheduled to distribute the remaining 22,981,340 shares by April 1, 2011. As of March 1, 2010, partners of Cantor owning an aggregated of 10,618,345 shares have elected to defer receipt of their shares and receive a distribution equivalent. In addition, as of March 1, 2010, there were 28,752,712 REUs and 2,723,174 RPUs outstanding. These share amounts reflect the fact that certain retained partners have terminated service since the completion of the merger, with the result that they are not eligible to receive an accelerated distribution of their distribution rights shares.

The BGC Holdings limited partnership interests held by Cantor will be exchangeable with us for our Class B common stock (or, at Cantor's option or if there are no additional authorized but unissued shares of our Class B common stock, our Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments). Upon certain circumstances, certain of the outstanding founding/working partner units, REUs and RPUs may become exchangeable.

On March 12, 2010, our Audit Committee authorized us or our subsidiaries to sell $150,000,000 aggregate principal amount of 8.75 % Convertible Senior Notes due 2015 to Cantor or one of its affiliates which may include up to $25,000,000 to Howard W. Lutnick and/or his related designees. On March 16, 2010, we executed an agreement with respect to this transaction. We and our affiliates intend to use the proceeds to repay at maturity our outstanding $150.0 million notes due April 1, 2010.

In March 2010, the Amended and Restated BGC Holdings, L.P. limited partnership agreement was further amended by its general partner and Cantor to create two new types of Working Partner Units, PSUs and PSIs. PSUs and PSIs are identical to REUs and RPUs, respectively, except that they have no associated post-termination payments. These new units are expected to be used by us for future compensatory grants, compensation modifications, redemptions of partnership interests and other purposes.

We have commenced a program directed initially at partners based in the United Kingdom (excluding executive officers) to be effected through a redemption, and separate compensation modification proposals, in which PSUs and PSIs would be substituted for REUs and RPUs, respectively. If the redemption is effected, the REUs and RPUs held by the affected partners who participate in the redemption would be redeemed in return for PSUs and PSIs, respectively, and cash. The compensation modification proposals, if effected, would principally result in an additional redemption for cash or the exchangeability of certain of the units received by partners in the redemption or retained by partners who are not subject to the redemption (as well as certain Founding Partner Units held by such partners). This program increases the likelihood that we will pay future compensation in PSUs and PSIs. We currently expect the effect of this redemption will be to reduce our fully-diluted share count by between 1 and 3 percent.

ITEM 1A. RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Our business has been and may continue to be adversely affected by conditions in the global financial markets and economic conditions generally.

Since mid-2007, and particularly during the second half of 2008 and into 2009, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by low levels of liquidity. This was initially triggered by declines in the values of subprime mortgages, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all asset classes, including equities. The global markets have been characterized by substantially increased volatility and short-selling and an overall loss of investor confidence, initially in financial institutions, but more recently in companies in a number of other industries and in the broader markets. Declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads, to cause rating agencies to lower credit ratings, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in central bank borrowing rates and other government actions. These market conditions have adversely affected our business and financial condition as customers or potential customers liquidate or consolidate, our ability to borrow money is restricted, the price of our common stock declines and capital and margin requirements for our business lines increase. In addition, our operations may suffer to the extent that ongoing market volatility causes individuals and institutional traders and other market participants to curtail or forego trading activities.

In 2008 and 2009, governments, regulators and central banks in the United States and worldwide have taken numerous steps to increase liquidity and to restore investor confidence, but asset values continued to decline and access to liquidity continued to be very limited through the first half of 2009. Overall, during fiscal 2008, and the first three quarters of 2009, the market environment was adverse for our business. Although market conditions improved during the fourth quarter of 2009 and in January of 2010 when compared to the year-earlier periods, there can be no assurance that these conditions will continue to improve in the near term. Therefore, our results of operations may continue to be adversely affected.

Because competition for the services of brokers is intense, we may not be able to attract and retain highly skilled brokers, which could adversely impact our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

Our ability to provide high-quality brokerage services and maintain long-term relationships with our customers depends, in large part, upon our brokers. As a result, we must attract and retain highly qualified brokerage personnel. In recent years, we have significantly grown the number of brokers in our business through new hires and acquisitions of existing businesses, and we expect to continue to do so in the future. Competition for the services of brokers is intense, especially for brokers with experience in the specialized markets in which we participate or we may seek to enter. If we are unable to hire or retain highly qualified brokers, including retaining those employed by businesses we acquire in the future, we may not be able to enter new brokerage markets or develop new products. If we lose one or more of our brokers in a particular market in which we participate, our revenues may decrease and we may lose market share in that particular market.

In addition, recruitment and retention of qualified brokers could result in substantial additional costs. We have been and are currently a party to, or otherwise involved in, several litigations and arbitrations involving competitor claims in connection with employee hires and/or departures. We may also pursue our rights through litigation when competitors hire our employees who are under contract with us. We believe such proceedings are common in our industry due to its highly competitive nature. An adverse settlement or judgment related to these or similar types of claims could have a material adverse effect on our business, financial condition and results of operations. Regardless of the outcome of these claims, we generally incur significant expenses and substantial management time in dealing with these claims.

If we fail to attract new personnel, or fail to retain and motivate our current personnel, or if we incur increased costs associated with attracting and retaining personnel (such as litigations, arbitrations, sign-on or guaranteed bonuses or forgivable loans), our revenues and expenses could be adversely impacted and, as a result, our business, financial condition and results of operations could be materially adversely affected.

We may pursue strategic alliances, acquisitions or joint ventures or hire brokers for new or existing brokerage desks, which could present unforeseen integration obstacles or costs and could dilute the common stock owned by our stockholders. We may also face competition in our acquisition strategy, which may limit our number of acquisitions and growth opportunities.

We have explored a wide range of strategic alliances, acquisitions or joint ventures with other brokers and with other companies that have interests in businesses in which there are brokerage or other strategic opportunities. For example, in December 2007, the Company together with other leading financial institutions announced the establishment of a new joint venture, ELX. We also may seek to hire brokers for new or existing brokerage desks. In addition, from time to time, we have and we expect to continue to evaluate and potentially pursue possible strategic alliances, acquisitions, joint ventures or broker hires. These acquisitions or new hires may be necessary in order for us to enter into or develop new product and geographic areas.

Strategic alliances, acquisitions, joint ventures and new hires involve a number of risks and present financial, managerial and operational challenges, including:

- potential disruption of our ongoing business and product development and distraction of management;
- difficulty retaining and integrating personnel and integrating financial and other systems;
- the necessity of hiring additional management and other critical personnel and integrating them into current operations;
- litigation and/or arbitration associated with hiring brokerage personnel;
- increasing the scope, geographic diversity and complexity of our operations;
- potential dependence upon, and exposure to liability, loss or reputational damage relating to systems, controls and personnel that are not under our control;
- potential unfavorable reaction to our strategic alliance, acquisition or joint venture strategy by our customers;
- to the extent that we pursue business opportunities outside the United States, exposure to political, economic, legal, regulatory, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities;
- the upfront costs associated with recruiting brokerage personnel, including those costs associated with establishing a new brokerage desk;
- conflicts or disagreements between any strategic alliance or joint venture partner and us; and
- exposure to additional liabilities of any acquired business, strategic alliance or joint venture.

In addition, we expect to face competition for acquisition candidates, which may limit the number of acquisitions and growth opportunities and may lead to higher acquisition prices. There can be no assurance that we will be able to identify, acquire or manage profitably additional businesses or to integrate successfully any acquired businesses without substantial costs, delays or other operational or financial difficulties.

As a result of these risks and challenges, we may not realize any anticipated benefits from strategic alliances, acquisitions, joint ventures or new hires, and such strategic alliances, acquisitions, joint ventures or new hires may in fact materially adversely affect our business, financial condition and results of operations. In addition, future strategic alliances, acquisitions or joint ventures or the hiring of new brokerage personnel may involve the issuance of additional shares of our common stock, which may dilute your ownership of us or may involve litigation.

We face strong competition from brokerages, broker-dealers, financial services firms and exchanges, many of which have greater market presence, marketing capabilities and technological and personnel resources than we have, which could lead to pricing pressures that could adversely impact our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

The brokerage and financial services industries are intensely competitive, and are expected to remain so. We primarily compete with four major, diversified inter-dealer brokers and financial intermediaries. These inter-dealer brokers are ICAP plc, Tullett Prebon plc, GFI Group Inc. and Compagnie Financière Tradition (which is majority owned by Viel & Cie), all of which are currently publicly traded companies. Other inter-dealer broker and financial intermediary competitors include a number of smaller, private firms that tend to specialize in specific product areas or geographies. We also compete with companies that provide alternative products, such as contracts traded on futures exchanges, and trading processes, such as the direct dealer-to-dealer market for government securities and stock exchange markets for corporate equities and other securities. We increasingly compete with exchanges for the execution of trades in certain products, mainly in derivatives such as futures, options and options on futures. Certain exchanges have made and will likely continue to make attempts to move certain OTC-traded products to exchange-based execution. Some of our competitors have greater market presence, marketing capabilities and financial, technological and personnel resources than we have and, as a result, our competitors may be able to:

- develop and expand their network infrastructures and service offerings more efficiently or more quickly than we can;
- adapt more swiftly to new or emerging technologies and changes in customer requirements;
- identify and consummate acquisitions and other opportunities more effectively than we can;
- hire our brokers and other key employees;
- devote greater resources to the marketing and sale of their products and services;
- more effectively leverage existing relationships with customers and strategic partners or exploit more recognized brand names to market and sell their services;
- provide a lower cost structure and lower commissions;
- provide access to trading in products or a range of products that at any particular time we do not offer; and
- develop services similar to our new services that are preferred by our customers.

In addition, new competitors may emerge and entire product lines may be threatened by new technologies or market trends that reduce the value of our existing product lines. If we are not able to compete successfully in the future, our revenues could be adversely impacted and as a result our business, financial condition and results of operations could be materially adversely affected.

Competition for brokerage transactions also has resulted in substantial commission discounting by brokers that compete with us for our brokerage business. Further discounting could adversely impact our revenues and margins and as a result could materially adversely affect our business, financial condition and results of operations. The market for hiring brokers of various securities and financial products is also highly competitive and, from time to time, may result in litigation and/or arbitration.

Our operations also include the sale of pricing and transactional information produced by our brokerage operations to securities information processors and/or vendors. There is a high degree of competition in pricing and transaction reporting products and services, and such businesses may become more competitive in the future. Competitors and customers of our brokerage businesses have together and individually offered market information services in competition with those offered and expected to be offered by us.

Consolidation in the brokerage, exchange and financial services industries could materially adversely affect our business, financial condition and results of operations because we may not be able to compete successfully.

In recent years, there has been substantial consolidation and convergence among companies in the brokerage, exchange and financial services industries, resulting in increased competition. Further, in recent months, credit conditions worsened considerably and the landscape of the U.S. financial services industry changed dramatically. During 2008 and 2009, many major U.S. financial institutions consolidated. For example, Bear Stearns was acquired by J.P. Morgan Chase, Lehman Brothers Holdings Inc. declared bankruptcy, Bank of America Corp. acquired Merrill Lynch & Co., Inc. and Wells Fargo acquired Wachovia.

These and other financial services firms are our customers. Continued consolidation in the financial services industry and especially among our customers could lead to the exertion of additional pricing pressure by our customers, impacting the commissions we generate from our brokerage services. Further, the recent consolidation among exchange firms, and expansion by these firms into derivative and other non-equity trading markets, will increase competition for customer trades and place additional pricing pressure on commissions and spreads. These developments have increased competition from firms with potentially greater access to capital resources than we have. Finally, consolidation among our competitors other than exchange firms could result in increased resources and product or service offerings for our competitors. If we are not able to compete successfully in the future, our business, financial condition and results of operations could be materially adversely affected.

As we continue to develop our system and infrastructure and expand our brand recognition and customer base through increased hiring of brokers and other personnel, we may incur losses in the future. If our revenues do not increase sufficiently, or even if our revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in future periods.

Our liquidity and financial condition have been and could continue to be adversely affected by recent U.S. and international markets and economic conditions.

Liquidity is essential to our business. Failures of financial institutions have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our trading business and perceived liquidity issues may affect our customers and counterparties' willingness to engage in brokerage transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our trading customers, third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our ability to raise funding in the long-term or short-term debt capital markets or the equity markets, or to access secured lending markets, has been and could continue to be adversely affected by conditions in the U.S. and international markets and economy. Global market and economic conditions have been, and continue to be, disrupted and volatile, and in recent months the volatility has reached unprecedented levels. In particular, our cost and availability of funding have been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. As a result of concern about the stability of the markets generally and the strength of counterparties specifically, many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers. To the extent we are not able to access the capital markets on acceptable terms in the future, we may seek to raise funding and capital through equity issuance or other means. Continued turbulence in the U.S. and international markets and economy may adversely affect our liquidity and financial condition and the willingness of certain counterparties and customers to do business with each other or with us.

Current cash balances substantially exceed the sum of upcoming debt maturities plus unsecured letters of credit. All of the cash on the balance sheet, some of which is held at regulated broker dealer subsidiaries, would not be available to meet these potential liquidity needs. We have been evaluating our options with respect to the $150 million of notes payable that mature on April 1, 2010. These options have included, but are not limited to, repayment at maturity with existing available cash resources, raising external debt or equity capital, including convertible debt, to refinance some or all of the maturing notes, entering into an arms' length borrowing arrangement with Cantor or another party to pay off some or all of the maturing notes, and/or various combinations of the above. On March 12, 2010, our Audit Committee authorized us or our subsidiaries to sell $150,000,000 aggregate principal amount of 8.75 % Convertible Senior Notes due 2015 to Cantor or one of its affiliates, which may include up to $25,000,000 to Howard W. Lutnick and/or his related designees. On March 16, 2010, we executed an agreement with respect to this transaction. We and our affiliates intend to use the proceeds to repay at maturity our outstanding $150.0 million notes due April 1, 2010. Although we expect this transaction to close on or around April 1, 2010, there is no guarantee that the closing will occur on that date or at all.

As result of the recent credit and liquidity crisis in the world financial markets, beginning in September 2008, the FICC substantially increased its clearing margin requirements with respect to our and other customers' accounts. Following the merger of eSpeed and BGC Partners on April 1, 2008, we received regulatory approval from FINRA for self-clearing our own securities transactions, and we have begun self-clearing transactions in mortgage-backed securities, equities, corporate and other DTC-eligible bonds and repurchase agreements. However, we have not begun to clear our own transactions in U.S. Treasury and U.S. Government Agency securities and there is no assurance at what point we will be able to do so.

Accordingly, since the closing of the merger, BGC Partners has continued to receive from Cantor and its affiliates certain clearing services in the U.S. pursuant to its pre-existing clearing agreement ("Clearing Services"). These Clearing Services have been provided since April 1, 2008 in exchange for payment by BGC Partners of third-party clearing costs and allocated costs, and margin requirements and clearing deposits have been posted by Cantor with the FICC on BGC Partners' behalf.

On November 5, 2008, BGC Partners entered into an Agreement (the "Agreement") with Cantor. Pursuant to the terms of the Agreement, so long as Cantor is providing Clearing Services to BGC Partners, Cantor shall be entitled to request from BGC Partners, and BGC Partners shall post as soon as practicable, cash or other property acceptable to Cantor in the amount reasonably requested by Cantor under the Agreement. The amounts requested shall reflect Cantor's reasonable determination of its or its affiliates' required capital requirements in connection with the Clearing Services and/or potential additional funds which may be required to replace Cantor funds being otherwise utilized to post capital requirements for the benefit of BGC Partners. To date, no amounts have been requested by Cantor.

BGC Partners relies upon Cantor to provide Clearing Services and, in the absence of the Agreement, it would have to secure an alternative third-party clearing arrangement to provide such Clearing Services, which might be at higher rates or on less favorable terms. We intend to continue this relationship with Cantor. Accordingly, we expect that Cantor will continue to post clearing capital on our behalf and we will either post clearing capital with Cantor as requested under the Agreement or continue to invest our excess via reverse repurchase agreements or in other overnight investments. In the absence of such an arrangement, BGC Partners may be required to raise additional capital, borrow funds or take other action to meet the capital requirements in connection with the clearing of these transactions. The increased capital requirements required in connection with the clearing of our securities transactions could have a material adverse impact on BGC Partners' ability to make distributions, repurchase its stock or affect strategic acquisitions or other opportunities.

Our business, financial condition and results of operations could be adversely affected by new regulations or laws or by changes in other regulations or laws or the application thereof.

The financial services industry, in general, is heavily regulated. Proposals for legislation further regulating the financial services industry are continually being introduced in the United States Congress and in state legislatures. The agencies regulating the financial services industry also periodically adopt changes to their regulations. In light of current conditions in the U.S. and global financial markets and economy, regulators have increased their focus on the regulation of the financial services industry. We are unable to predict whether any of these proposals will be implemented or in what form, or whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our business, financial condition and results of operations.

We are also affected by the policies adopted by regulatory authorities and bodies of the United States and other governments. For example, the actions of the Federal Reserve and international central banking authorities directly impact our cost of funds for lending, capital raising and investment activities and may impact the value of financial instruments we hold. In addition, such changes in monetary policy may affect the credit quality of our customers. Changes in domestic and international monetary policy are beyond our control and difficult to predict.

Additionally, recent events in the over the counter derivatives markets have led to numerous calls by the U.S. Executive Branch, European Union ("E.U.") and other countries' officials, legislators and regulators for increased oversight and possible regulation of the OTC markets. In particular, portions of the credit default swap market, among other derivative markets, may be required to be centrally cleared. While the situation is dynamic, the U.S. Executive Branch White Paper contemplates legislation requiring trading through an exchange or an electronic platform. In the event that the U.S. government, E.U. or other countries' authorities ultimately were to mandate central clearing or exchange trading for large portions of the OTC markets and we were unable to arrange for the execution of transactions for us and for our customers through those required forums, or to do so on a competitive basis, our business would be negatively impacted.

Further, the administrations of certain European countries have instituted a series of changes to tax law, including an excise tax on certain compensation payments that, if applicable to us, could have a material adverse effect on our business, financial condition and results of operations. Similarly, the current U.S. administration has proposed a series of changes to tax law, some of which could apply to us. It is not possible to predict if any of these new provisions will be enacted or, if they are, what form they would take. It is possible that one or more of such provisions could negatively impact our costs and our effective tax rate, which would affect our after-tax earnings. If any of such changes to tax law were implemented and/or deemed to apply to us, they could have a material adverse effect on our business, financial condition and results of operations and on our ability to attract and retain executives and brokers.

Defaults by Cantor or another large financial institution could adversely affect us or financial markets generally.

The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions. For example, we rely on Cantor as our clearing agent for certain securities transactions, primarily U.S. government securities, while we self-clear certain other products. A default by one of our customers could lead to liquidity concerns in our business and further, to the extent that Cantor, or another entity that clears for us, has difficulty meeting capital requirements or otherwise meeting its obligations, we may need to provide our own liquidity. See "Our liquidity and financial condition have been and could continue to be adversely affected by recent U.S. and international markets and economic conditions."

As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity problems, losses or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis, and therefore could adversely affect us. Similarly, our vendors, including insurance companies and other providers, are subject to normal business risks as well as risks related to the recent U.S. and international market and economic conditions. Failure of any of these vendor institutions could also adversely affect us.

If we are unable to identify and exploit new market opportunities, our revenues may decline and as a result our business, financial condition and results of operations could be materially adversely affected.

As more participants enter the markets in which we operate, the resulting competition often leads to lower commissions. This may result in a decrease in revenues in a particular market even if the volume of trades we handle in that market increases. As a result, our strategy is to broker more trades and increase market share in existing markets and to seek out new markets in which we believe we can charge higher commissions. Pursuing this strategy may require significant management attention and broker expense. We may not be able to attract new customers or successfully enter new markets. If we are unable to identify and exploit new market opportunities on a timely and cost-effective basis, our revenues may decline and as a result our business, financial condition and results of operations could be materially adversely affected.

Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

Our people are our most important resource. We must retain the services of our key employees and strategically recruit and hire new talented employees to obtain customer transactions that generate most of our revenues.

Howard W. Lutnick, who serves as our Chief Executive Officer and Chairman, is also the Chairman of the Board, President and Chief Executive Officer of Cantor and President of Cantor Fitzgerald Group Management, Inc. ("CFGM"). Stephen M. Merkel, who serves as our Executive Vice President, General Counsel and Secretary, is employed as Executive Managing Director, General Counsel and Secretary of Cantor. These key employees are not subject to employment agreements with us or any of our subsidiaries although we do have an employment agreement with our President, Shaun Lynn. In addition, Messrs. Lutnick and Merkel also hold offices at various other affiliates of Cantor. Currently Mr. Lutnick spends approximately 50% of his time on our matters, and Mr. Merkel currently spends approximately 50% of his time on our matters, although these percentages may vary depending on business developments at our company or Cantor or any of our or Cantor's affiliates. As a result, these key employees dedicate only a portion of their professional efforts to our business and operations, and there is no contractual obligation for them to spend a specific amount of their time with us and/or Cantor. These key employees may not be able to dedicate adequate time to our business and operations and we could experience an adverse effect on our operations due to the demands placed on our management team by their other professional obligations. In addition, these key employees' other responsibilities could cause conflicts of interest with us.

The BGC Holdings limited partnership agreement, which includes non-competition and other arrangements applicable to our key employees who are limited partners of BGC Holdings, may not prevent our key employees, including Messrs. Lutnick and Merkel, who as Cantor partners are not subject to these provisions in the BGC Holdings limited partnership agreement, from resigning or competing against us. See "Certain Relationships and Related Transactions." In addition, our success has largely been dependent on the efforts of Messrs. Lutnick and Lynn and other executive officers and former executive officers. Should Mr. Lutnick leave or otherwise become unavailable to render services to us, control of BGC Partners would likely pass to Cantor, and indirectly pass to the then-controlling stockholder of CFGM (which is Mr. Lutnick), Cantor's managing general partner, or to such other managing general partner as CFGM would appoint, and as a result control could remain with Mr. Lutnick. If any of our key employees, including Messrs. Lutnick and Lynn, were to join an existing competitor, form a competing company, offer services to Cantor that compete with our services or otherwise leave us, some of our customers could choose to use the services of that competitor or another competitor instead of our services, which could adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

The failure to integrate successfully the businesses and operations of eSpeed and the BGC businesses acquired from Cantor in the merger could limit our ability to achieve the expected benefits from the acquisition and may adversely affect our future results.

Until the completion of the merger of BGC and eSpeed on April 1, 2008, eSpeed and the BGC businesses, acquired from Cantor in the merger, historically operated as separate companies related primarily through the joint services agreement with Cantor. Our management may continue to face challenges in consolidating the functions of eSpeed and the BGC businesses acquired in the merger, integrating their technologies, organizations, procedures, policies and operations, as well as retaining key personnel. The integration may also continue to be complex and time consuming, and require substantial resources and effort potentially resulting in the diversion of management's attention for an extended period of time and the incurrence of substantial costs, including costs we may not anticipate. The integration process may also continue to disrupt each company's ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect their relationships with employees and others with whom they have business or other dealings or to achieve the anticipated benefits of the merger, including the realization of anticipated cost savings and revenue enhancements. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses combined in the merger, may over time offset the significant transaction and merger-related costs we incurred, this net benefit may not be achieved in the near term, or at all. In addition, difficulties in integrating the businesses of eSpeed and the BGC businesses, acquired from Cantor in the merger, could harm our reputation.

The impact of the separation and merger on the founding partners, REU partners and future working partners may adversely affect our ability to retain, recruit and motivate these persons.

While we believe that our April 2008 separation and merger have promoted retention and recruitment, some founding partners, REU partners and working partners may be more attracted to the benefits of working at a private, controlled partnership or of being a partner in Cantor, which may adversely affect our ability to retain, recruit and motivate these persons. The impact of the separation on the founding partners, REU partners, working partners and other employee retention and recruitment remains uncertain.

Many of our key employees were limited partners of Cantor prior to the separation and merger. We believe that the possibility of becoming a limited partner of Cantor has been an important tool in its ability to hire and retain key employees. Prior to the merger, Cantor redeemed Cantor limited partnership interests held by BGC Holdings founding partners in exchange for BGC Holdings limited partnership interests and distribution rights in respect of our common stock. Following the merger, it is not expected that our key employees will have the right to become limited partners in Cantor. In addition, we expect that from time to time, key employees of BGC Partners will have the opportunity to become limited partners of BGC Holdings.

While these BGC Holdings limited partnership interests entitle founding/working partners and REU partners to participate in distributions of income from the operations of our business, upon leaving BGC Holdings (or upon any other redemption or purchase of such limited partnership interests as described below), any such founding/working partners or REU partners are, unless Cantor, in the case of the founding partners, and us, as the general partner of BGC Holdings, otherwise determine, only entitled to receive over time, and provided he or she does not violate certain partner obligations, an amount for his or her BGC Holdings limited partnership interests that reflects such partner's capital account, if any, and not any goodwill or going concern value of BGC Partners' business. Further, certain working partner units, such as PSUs and PSIs, have no right to a post termination payment. Moreover, unlike Cantor, founding/working partners and REU partners have no right to exchange their BGC Holdings limited partnership interests for shares of BGC Partners common stock (except, in the case of founding partners, as otherwise determined by Cantor in accordance with the terms of the BGC Holdings limited partnership agreement, and Cantor has provided that certain founding partner interests are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the BGC Holdings limited partnership agreement and, in the case of REU partners, as set forth in the terms and conditions of the grant) and thereby realize any higher value associated with BGC Partners capital stock.

The BGC Holdings limited partnership interests are also subject to redemption, with respect to the founding partners, upon mutual agreement of Cantor and the general partner of BGC Holdings, and with respect to the working partners and REU partners, at the election of the general partner of BGC Holdings, and subject founding/working partners and REU partners to non-competition and non-solicitation covenants, as well as other obligations. In addition, the exercise of Cantor's right to purchase from BGC Holdings, founding partner interests and, in certain circumstances, working partner interests and REU interests (in each case, that have not become exchangeable) redeemed by BGC Holdings will result in the share of distributions of income from the operations of BGC Partners' business on other outstanding BGC Holdings limited partnership interests, including those held by founding/working or REU partners, to remain the same rather than increasing as would be the case if such interests were redeemed by BGC Holdings.

The terms of the BGC Holdings limited partnership interests held by founding/working partners and REU partners also differ from the terms of the limited partnership interests in Cantor previously held by founding partners and by certain of the REU partners as follows:

- unlike the limited partnership interests in Cantor, founding/working partners and REU partners are not entitled to reinvest the distributions on BGC Holdings limited partnership interests in additional BGC Holdings limited partnership interests at preferential or historical prices or at all; and
- Cantor is entitled to receive any amounts from selected extraordinary transactions that are withheld from distributions to founding/working partners and REU partners and forfeited by founding/working partners and REU partners leaving BGC Holdings prior to their interests in such withheld distributions fully vesting rather than any such forfeited amounts accruing to the benefit of all BGC Holdings limited partners on a pro rata basis.

Founding partners may find any of these terms of the BGC Holdings limited partnership interests to be less attractive than the arrangements for limited partners of Cantor, which may reduce the effectiveness of these interests as retention tools.

In addition, the ownership of the distribution rights and underlying shares of our common stock received by founding partners and other persons providing services to BGC Partners is not dependent upon a founding partner's continued employment with us or Cantor or compliance with the partner obligations, and founding partners are, therefore not restricted from leaving us by the potential loss of shares distributable pursuant to these distribution rights.

Difficult market conditions, economic conditions and geopolitical uncertainties could adversely affect our business in many ways by negatively impacting our revenues in the financial markets in which we offer services, which could have a material adverse effect on our business, financial condition and results of operations.

Difficult market conditions, economic conditions and geopolitical uncertainties have in the past adversely affected and may in the future adversely affect our business and profitability. The brokerage and financial services industry, as in general are directly affected by national and international economic and political conditions, broad trends in business and finance, the level and volatility of interest rates, changes in and uncertainty regarding tax laws and substantial fluctuations in the volume and price levels of securities transactions. On a consolidated basis, for the year ended December 31, 2009 and the year ended December 31, 2008, over 90% of our total revenues were generated by brokerage operations. As a result, our revenues and profitability are likely to decline significantly during periods of low trading volume in the financial markets in which we offer our services. The financial markets and the global financial services business are, by their nature, risky and volatile and are directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during the third and fourth quarters of 2008 and continued throughout 2009. Our operations may suffer to the extent that ongoing market volatility causes individuals and institutional traders and other market participants to curtail or forego trading activities. These events could have a material adverse effect on our results and profitability. These factors include:

- economic and political conditions in the United States, Europe and elsewhere in the world;
- concerns about terrorism, war and other armed hostilities;

- concerns over inflation and wavering institutional and consumer confidence levels;
- the availability of cash for investment by our dealer customers and their customers;
- the level and volatility of interest rates and foreign currency exchange rates;
- the level and volatility of trading in certain equity and commodity markets;
- the level and volatility of the difference between the yields on corporate securities being traded and those on related benchmark securities, which we refer to as "credit spreads";
- currency values; and
- increasing margin requirements and other liquidity concerns.

Low trading volume generally results in reduced revenues. Under these conditions, profitability is adversely affected since many costs, including certain aspects of commissions, compensation and bonuses, are fixed. In addition, although less common, some of our brokerage revenues are determined on the basis of the value of transactions or on credit spreads. For these reasons, decreases in trading volume or declining prices or credit spreads could have a material adverse effect on our business, financial condition and results of operations.

Employee misconduct or error could harm us by impairing our ability to attract and retain customers and subjecting us to significant legal liability and reputational harm; moreover, this type of misconduct is difficult to detect and deter and error is difficult to prevent.

Employee misconduct or error could subject us to financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Misconduct by employees could include engaging in improper or unauthorized transactions or activities, failing to properly supervise other employees or improperly using confidential information. Employee errors, including mistakes in executing, recording or processing transactions for customers, could cause us to enter into transactions that customers may disavow and refuse to settle, which could expose us to the risk of material losses even if the errors are detected and the transactions are unwound or reversed. If our customers are not able to settle their transactions on a timely basis, the time in which employee errors are detected may be increased and our risk of material loss could be increased. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. It is not always possible to deter employee misconduct or error, and the precautions we take to detect and prevent this activity may not be effective in all cases.

The industry in which we operate is subject to significant regulation and as a result we are subject to regulatory capital requirements on our regulated entities, and a significant operating loss or any extraordinary charge against capital could adversely affect our ability to expand or, depending upon the magnitude of the loss or charge, even to maintain the current level of our business.

Many aspects of our business, like those of other financial intermediary firms, are subject to significant capital requirements. In the United States, the U.S. Securities and Exchange Commission, which we refer to as the "SEC," the Financial Industry Regulatory Authority, which we refer to as "FINRA," and various other regulatory bodies (including the Commodity Futures Trading Commission, which we refer to as the "CFTC," and the National Futures Association, which we refer to as the "NFA,") have stringent provisions with respect to capital applicable to the operation of brokerage firms, which vary depending upon the nature and extent of the broker-dealer's activities. We currently operate two U.S.-registered broker-dealers. In addition, we hold a 49% limited partnership interest in Aqua Securities, L.P., which we refer to as "Aqua," a U.S. registered broker-dealer. These broker-dealers are each subject to SEC and FINRA net capital requirements.

Our international operations are also subject to capital requirements, which we refer to as "non-U.S. net capital requirements." Certain of our subsidiaries that are incorporated in the United Kingdom are subject to capital requirements established by the U.K. Financial Services Authority, which we refer to as the "FSA." The FSA also applies stringent provisions with respect to capital applicable to the operation of these brokerage firms, which vary depending upon the nature and extent of their activities. The provisions relating to capital requirements enforced by the FSA are likely to change with the implementation of the FSA's response to the Turner Review (A regulatory response to the global banking crisis) and our U.K. subsidiaries will be required to adhere to these changes. The UK group will also need to adhere to new liquidity provisions that may impact the ability to transfer cash assets to other group members. In addition, the majority of our other foreign subsidiaries are subject to similar regulation by the relevant authorities in the countries in which they do business. These regulations often include minimum capital requirements which are subject to change. Similar requirements are applied to certain of our other subsidiaries which are regulated in other countries such as Australia, France and Hong Kong.

While we expect to continue to maintain levels of capital in excess of regulatory minimums, there can be no assurance that this will be the case in the future. If we fail to maintain the required capital, we will be required to suspend our broker-dealer operations during the period that we are not in compliance with capital requirements, and may be subject to suspension or revocation of registration by the SEC and FINRA or withdrawal of authorization or other disciplinary action from domestic and international regulators, which would have a material adverse effect on our business. In addition, if we fail to maintain the capital required by clearing organizations of which we are a member, our ability to clear through those clearing organizations may be impaired, which may adversely affect our ability to process trades. If the capital rules are changed or expanded, or if there is an unusually large charge against capital, operations that require the intensive use of capital would be limited. Our ability to withdraw capital from our regulated subsidiaries is subject to restrictions, which, in turn, could limit our ability to pay dividends, repay debt and redeem or repurchase shares of our common stock or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers. In addition, we may become subject to capital requirements in other foreign jurisdictions in which we currently operate or in which we may enter. We cannot predict our future capital needs or our ability to obtain additional financing.

Extensive regulation of our businesses limits our activities and results in ongoing exposure to the potential for significant penalties, including fines or limitations on our ability to conduct our businesses.

Firms in the financial services industry, including our businesses, have experienced increased scrutiny in recent years and penalties and fines sought by regulatory authorities, including the SEC, FINRA, state securities commissions, state attorneys general and the FSA, have increased accordingly. This regulatory and enforcement environment may create uncertainty.

The financial services industry, including our business, is subject to extensive regulation. Our subsidiaries are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or suspension or expulsion. From time to time, "associated persons" of our company have been and are subject to periodic investigations that have and may result in disciplinary actions by the SEC, self-regulatory organizations and state securities administrators. Currently, we and certain other inter-dealer brokers are being investigated by the SEC with respect to trading practices. In addition, the latest FSA annual risk assessment of the BGC Partners group's regulated entities identified certain weaknesses in the BGC Partners group's risk and control functionality, including governance procedures. Self-regulatory organizations such as FINRA and the NFA, along with statutory bodies such as the SEC and the FSA, require strict compliance with their rules and regulations. The requirements imposed by regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us and are not designed to protect our stockholders. These regulations will often serve to limit our activities, including through capital, customer protection and market conduct requirements.

Changes in legislation and in the rules and regulations promulgated by the SEC, the CFTC, the U.S. Department of Treasury, which we refer to as the "Treasury," the FSA and other domestic and international regulators and self-regulatory organizations, as well as changes in the interpretation or enforcement of existing laws and rules, often directly affect the method of operation and profitability of broker-dealers and could result in restrictions in the way we conduct our business. For example, the U.S. Congress, the Treasury, the Board of Governors of the Federal Reserve System and the SEC are continuing to review the nature and scope of their regulation and oversight of the government securities markets and U.S. markets. In Europe, the implementation of the Markets in Financial Instruments Directive in Europe, which we refer to as the "MIFID," in November 2007 involved wide-ranging changes to European financial services regulation. Future legislation and/or regulation, and uncertainties resulting from the possibility of legislation and/or regulation, could adversely impact our business. Failure to comply with any of these laws, rules or regulations could result in fines, limitations on business activity, suspension or expulsion from the industry, any of which could have a material adverse effect upon us. Changes in tax laws, such as the bank payroll taxes introduced in the U.K. and France at the end of the 2009, could have a material adverse effect on our compensation policies or business, financial condition and results of operations. Further, new rules and regulations proposed, or which may be proposed, by the new U.S. president and his administration could have a significant impact on our business. See also "Risk Factors—Our business, financial condition and results of operations could be adversely affected by new regulations or by changes in other regulations or the application thereof."

In addition, financial intermediary firms are subject to numerous conflicts of interests or perceived conflicts, including for example principal trading and trading to make markets. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and we will regularly seek to review and update our policies, controls and procedures. However, these policies, controls and procedures may result in increased costs and additional operational personnel. Failure to adhere to these policies, controls and procedures may result in regulatory sanctions or customer litigation.

Due to our current customer concentration, a loss of one or more of our significant customers could harm our business, financial condition and results of operations.

For each of the years ended December 31, 2009 and 2008, and on a consolidated basis, our top 10 customers, collectively, accounted for approximately 43% and 32% of our total revenues, respectively. We have limited long-term contracts with these customers. If we were to lose one or more of these significant customers for any reason, including the recent consolidation in the financial services industry, and not be compensated for such loss by doing additional business with other customers or by adding new customers, our revenues would decline significantly and our business, financial condition and results of operations would suffer.

Our activities are subject to credit and performance risks, which could result in us incurring significant losses and as a result could materially adversely affect our business, financial condition and results of operations.

Our activities are subject to credit and performance risks. For example, our customers may not deliver securities to one of our operating subsidiaries which has sold those securities to another customer. If the securities due to be delivered have increased in value, there is a risk that we may have to expend our own funds in connection with the purchase of other securities to consummate the transaction. While we will take steps to ensure that our customers and counterparties have high credit standings and that financing transactions are adequately collateralized, the large dollar amounts that may be involved in our broker-dealer and financing transactions could subject us to significant losses if, as a result of customer or counterparty failures to meet commitments, we were to incur significant losses in liquidating or covering our positions in the open market.

We have adopted policies and procedures to identify, monitor and manage credit risk, in both agency and principal transactions, through reporting and control procedures and by monitoring credit standards applicable to our customers or counterparties. These policies and procedures, however, may not be fully effective, particularly against fraud, unauthorized trading and similar incidents. Some of these risk management methods depend upon the evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. If our policies and procedures are not fully effective or we are not always successful in monitoring or evaluating the risks to which we are, or may be, exposed, our financial condition and results of operations could be materially adversely affected. In addition, our insurance policies will not provide coverage for these risks.

In agency transactions, we charge a commission for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. After all material terms of a transaction are agreed upon, we identify the buyer and seller to each other and leave them to settle the trade directly. We are exposed to credit risk for commissions, as we bill customers for our agency brokerage services. Our customers may default on their obligations to us due to disputes, bankruptcy, lack of liquidity, operational failure or other reasons. Any losses arising from such defaults could materially adversely affect our business, financial condition and results of operations.

Financial problems experienced by third parties could affect the markets in which we provide brokerage services. In addition, a disruption in the credit derivative market could affect our revenues.

Problems experienced by third parties could also affect the markets in which we provide financial intermediary services. For example, in recent years, hedge funds have increasingly begun to make use of credit and other derivatives as part of their trading strategies. As a result, an increasing percentage of our business, directly or indirectly, results from trading activity by hedge funds. Hedge funds typically employ a significant amount of leverage to achieve their results and, in the past, certain hedge funds have had difficulty managing this leverage, which has resulted in market-wide disruptions. If one or more hedge funds that is a significant participant in a derivatives market experienced similar problems in the future, including as a result of the recent volatility in this market, the volumes in that market could be adversely affected and, accordingly, our brokerage revenues from that market could decrease.

In addition, recent reports in the United States and United Kingdom have suggested weaknesses in the way credit derivatives are assigned by participants in the credit derivative markets. Such reports expressed concern that, due to the size of the credit derivative market, the volume of assignments and the suggested weaknesses in the assignment process, one or more significant defaults by corporate issuers of debt could lead to a market-wide disruption or result in the bankruptcy or operational failure of hedge funds or other market participants. If the credit derivative markets experience a market disruption or if there was real or perceived lack of confidence that the credit derivative markets could orderly process one or more significant defaults of corporate issuers of debt, the use of credit derivatives by our customers could be reduced, leading to lower volumes and, accordingly, our brokerage revenues in that market could decrease.

Decline in the financial markets has also led to the exposure of several cases of financial fraud. If we were to have trading activity on an agency or principal basis with an entity engaged in defrauding investor or counterparties, we could bear the risk that the counterparty would not have the financial resources to meet their obligations, resulting in a credit loss. Similarly, we may engage in financial transactions with third parties that have been victims of financial fraud which may not have the financial resources to meet obligations to us.

The securities settlement process and the execution of matched principal transactions expose us to risks related to a counterparty failing to fulfill its obligations that may impact our liquidity and profitability and as a result could materially adversely affect our business, financial condition and results of operations.

We provide some brokerage services to our customers in the form of matched principal transactions, in which we act as a "middleman" by serving as counterparty for identified buyers and sellers in matching, in whole or in part, reciprocal back-to-back trades. These principal transactions are then settled through clearing institutions with which we have a contractual relationship.

In executing matched principal transactions, we are exposed to the risk that one of the counterparties to a transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. The exposure we have to less liquid markets, including emerging markets, exacerbates this risk because transactions in these markets tend to be more likely not to settle on a timely basis than transactions in liquid markets. Adverse movements in the prices of securities that are the subject of these transactions can increase the risk. In addition, widespread technological failure, natural disasters (*e.g.*, tsunami and earthquakes) or communication failures, such as those which occurred as a result of the terrorist attacks on September 11, 2001 and the blackout in the eastern portion of the United States in August 2003. Similarly, actual or perceived credit difficulties or the insolvency of one or more large or visible market participants could cause market-wide credit difficulties or other market disruptions such as the events which occurred in 2008 and 2009 as a result of the bankruptcy or consolidation of certain financial institutions and contraction of the credit markets. These failures, difficulties or disruptions could result in a large number of market participants not settling transactions or otherwise not fulfilling their obligations.

Transactions executed on a matched principal basis where the instrument has the same or similar characteristics to the counterparty may expose us to correlation risk. In this case, the counterparty's inability to meet its obligations will also result in the value of the instrument declining. For example, if we were to enter into a transaction to sell to a customer a bond or structured note where the issuer or credit support provider was such customer's affiliate, the value of the instrument would decline in value in tandem with the default. This correlation has the effect of magnifying the credit loss.

We are subject to financing risk in these circumstances because if a transaction does not settle on a timely basis, the resulting unmatched position may need to be financed, either directly by us or through one of the clearing organizations, at our expense. These charges may be recoverable from the failing counterparty, but sometimes they are not. In addition, in instances where the unmatched position or failure to deliver is prolonged or widespread due to rapid or widespread declines in liquidity for an instrument, there may also be regulatory capital charges required to be taken by us, which, depending on their size and duration, could limit our business flexibility or even force the curtailment of those portions of our business requiring higher levels of capital. Credit or settlement losses of this nature may impact our liquidity and profitability and as a result could adversely affect our business, financial condition and results of operations.

In emerging market countries, we primarily conduct business on an agency and matched principal basis, where the risk of counterparty default, inconvertibility events and sovereign default is greater than in more developed countries.

We enter into transactions in cash and derivative instruments primarily on an agency and matched principal basis with counterparties domiciled in countries in Latin America, Eastern Europe and Asia. Transactions with these counterparties are generally in instruments or contracts of sovereign or corporate issuers located in the same country as the counterparty. This exposes us to a higher degree of sovereign or convertibility risk than in more developed countries. In addition, these risks may be correlated risks. A correlated risk arises when the counterparty's inability to meet its obligations will also correspond to a decline in the value of the instrument traded. In the case of a sovereign convertibility event or outright default, the counterparty to the trade may be unable to pay or transfer payment of an instrument purchased out of the country when the value of the instrument has declined due to the default or convertibility event. The current global financial crisis heightens the risk of sovereign or convertibility events in emerging markets similar to the events that occurred in previous financial downturns. Risk Management monitors the creditworthiness of emerging countries and counterparties on an ongoing basis and when the risk of inconvertibility or sovereign default is deemed to be too great, correlated transactions or all transactions may be restricted or suspended. However, there can be no assurance that these procedures will be effective in controlling these risks.

We have market risk exposure from unmatched principal transactions entered into by some of our desks, which could result in losses and have a disproportionate effect on our revenues, financial condition and results of operations for any particular reporting period. In addition, financial fraud or unauthorized trading activity could also impact our revenues, financial condition or results of operations.

On a limited basis, our desks enter into unmatched principal transactions in the ordinary course of business to facilitate transactions, add liquidity, improve customer satisfaction, increase revenue opportunities, attract additional order flow or in certain instances as the result of an error and, in a limited number of instances and subject to risk management limits, for the purpose of proprietary trading. As a result, we have market risk exposure on these unmatched principal transactions. Our exposure varies based on the size of the overall positions, the terms and liquidity of the instruments brokered and the amount of time the positions are held before we dispose of the position. This exposure could be more significant in the event that any unauthorized trading activity, financial fraud or similar incidents were to occur.

All trades executed on the eSpeed platform settle for clearing purposes against Cantor Fitzgerald & Co. ("CFC"), a BGC affiliate. CFC is a member of FINRA (formerly NASD) and the Fixed Income Clearing Corporation, a subsidiary of the Depository Trust & Clearing Corporation. CFC, BGC, and other affiliates participate in U.S. Treasuries as well as other markets by posting quotations for their account and by acting as principal on trades with platform users. Such activity is intended, among other things, to assist CFC, BGC, and their affiliates in managing their proprietary positions (including, but not limited to, those established as a result of combination trades and errors), facilitating transactions, framing markets, adding liquidity, increasing commissions and attracting order flow.

From a risk management perspective, we monitor risk on an end-of-day basis and desk managers generally monitor such exposure on a continuous basis. Any unmatched positions are intended to be disposed of in the short-term. However, due to a number of factors, including the nature of the position and access to the market on which we trade, we may not be able to match the position or effectively hedge its exposure and often may be forced to hold a position overnight that has not been hedged. To the extent these unmatched positions are not disposed of intra-day, we mark these positions to market. Adverse movements in the securities underlying these positions or a downturn or disruption in the markets for these positions could result in a loss. In the event of any unauthorized trading activity or financial fraud that is not detected by management or our auditors, it is possible that these unmatched positions could be outstanding for a longer period. Any principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on our revenues, financial condition and results of operations for any particular reporting period.

We are generally subject to risks inherent in doing business in the international markets, particularly in the regulated brokerage industry, and any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction and our business could be adversely affected.

We currently provide services and products to customers in North America, Europe and the Asia-Pacific region through offices in New York and London, as well as Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, Sao Paulo, Sarasota, Seoul, Singapore, Sydney, Tokyo and Toronto and we may seek to further expand our operations. On a consolidated basis, revenues from foreign countries were $875.9 million, or 75.3% of total revenues, and $906.8 million, or 73.8% of total revenues, for the years ended December 31, 2009 and 2008, respectively. There are certain additional political, economic, legal, regulatory, operational and other risks inherent in doing business in international markets, particularly in the regulated brokerage industry. These risks include:

- less developed automation in exchanges, depositories and national clearing systems;
- additional or unexpected changes in regulatory requirements, capital requirements, tariffs and other trade barriers;

- the impact of the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business;
- possible nationalization, expropriation and regulatory, political and price controls;
- difficulties in staffing and managing international operations;
- capital controls, exchange controls and other restrictive governmental actions;
- any failure to develop effective compliance and reporting systems, which could result in regulatory penalties in the applicable jurisdiction;
- fluctuations in currency exchange rates;
- reduced protections for intellectual property rights;
- adverse labor laws;
- outbreak of hostilities; and
- potentially adverse tax consequences arising from compliance with foreign laws and regulations to which our international subsidiaries are subject.

In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws and regulations in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. If we are unable to manage any of these risks effectively, our business could be adversely affected.

Our business is global and exchange rate fluctuations impact our results.

We are exposed to risks associated with changes in foreign exchange rates. Changes in foreign currency rates create volatility in the U.S. dollar equivalent of revenues and expenses, in particular with regard to British Pounds and Euros. In addition, changes in the remeasurement of our foreign currency denominated net assets are recorded as part of our results of operations and fluctuate with changes in foreign currency rates. We monitor the net exposure in foreign currencies on a daily basis and hedge our exposure as deemed appropriate with highly rated major financial institutions. However, potential movements in the U.S. dollar against other currencies in which we earn revenues could also adversely affect our financial results.

Our business is geographically concentrated and could be significantly affected by any adverse change in the regions in which we operate.

Historically, our operations have been substantially located in the United Kingdom and the United States. While we are expanding our business to new geographies, we are still highly concentrated in these geographies. Because we derived approximately 42.9% and approximately 24.7%, respectively, of our total revenues on a consolidated basis for the year ended December 31, 2009, from our operations in the United Kingdom and the United States, respectively, and approximately 46.2% and approximately 26.2%, respectively, of our total revenues on a consolidated basis for the year ended December 31, 2008, from our operations in the United Kingdom and the United States, respectively, our business is exposed to adverse regulatory and competitive changes, economic downturns and changes in political conditions in these countries. Moreover, due to the concentration of our business in these geographies, our business is less diversified and, accordingly, is subject to greater regional risks than some of our competitors.

We are leveraged, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our obligations under our indebtedness.

We are leveraged. As of the closing of the merger on April 1, 2008, we, through our subsidiary, BGC U.S., assumed $150,000,000 of Cantor Fitzgerald, L.P. $250,000,000 aggregate principal amount 5.19% senior notes, due April 1, 2010, ("Cantor's senior notes") pursuant to a note purchase agreement, dated as of March 31, 2008, (the "note purchase agreement,") which are with third-party institutions and contains covenants that limit our ability to take selected actions or set financial tests for our business, including covenants pertaining to the incurrence of additional indebtedness, compliance with law, maintenance of insurance, maintenance of properties and payment of taxes. We refer to the notes issued pursuant to the note purchase agreement as the "BGC U.S. notes." Pursuant to the guaranty of the notes dated as of March 31, 2008, (the "Company guaranty") we must maintain consolidated capital in an amount not less than $227,500,000 as of the end of each fiscal quarter and cannot permit our consolidated debt to exceed 60% of our consolidated capitalization; provided, however, that if our consolidated debt exceeds 55%, then the applicable interest rate of the BGC U.S. notes will be increased by 0.25% per annum. These covenants in the note purchase agreement and the Company guaranty could limit our ability to take advantage of certain business opportunities that may arise. In addition, if we are unable to maintain compliance with these covenants, the holders of such indebtedness could declare a default, thereby causing the debt to become immediately due and payable at a premium. If a default were to occur and we were unable to meet our obligations, we would be forced to restructure or refinance our indebtedness, sell additional equity or sell assets, which we may not be able to do on favorable terms or at all. Pursuant to the separation agreement, we will make semi-annual payments to Cantor during the term of the BGC U.S. notes equal to the difference between 7.5% and the applicable interest rate of the BGC U.S. notes.

Current cash balances substantially exceed the sum of upcoming debt maturities plus unsecured letters of credit. All of the cash on the balance sheet, some of which is held at regulated broker dealer subsidiaries, would not be available to meet these potential liquidity needs. We have been evaluating our options with respect to the $150 million of notes payable that mature on April 1, 2010. These options have included, but are not limited to, repayment at maturity with existing available cash resources, raising external debt or equity capital, including convertible debt, to refinance some or all of the maturing notes, entering into an arms' length borrowing arrangement with Cantor or another party to pay off some or all of the maturing notes, and/or various combinations of the above. On March 12, 2010, our Audit Committee authorized us or our subsidiaries to sell $150,000,000 aggregate principal amount of 8.75 % Convertible Senior Notes due 2015 to Cantor or one of its affiliates, which may include up to $25,000,000 to Howard W. Lutnick and/or his related designees. On March 16, 2010, we executed an agreement with respect to this transaction. We and our affiliates intend to use the proceeds to repay at maturity our outstanding $150,000,000 notes due April 1, 2010. Although we expect this transaction to close on or around April 1, 2010, there is no guarantee that the closing will occur on that date or at all.

Our indebtedness could have important consequences, including:

- it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow money, dispose of assets or sell equity to fund our working capital, capital expenditures, dividend payments, debt service, strategic initiatives or other obligations or purposes;
- it may limit our flexibility in planning for, or reacting to, changes in our operations or business;
- we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;
- it may make us more vulnerable to downturns in our business or the economy; and
- there would be a material adverse effect on our business, financial condition and results of operations if we were unable to service our indebtedness or obtain additional financing or refinance our existing debt as needed.

Cantor has guaranteed the BGC U.S. notes, and any breach by Cantor of the covenants contained in Cantor's guaranty could result in an event of default under the BGC U.S. notes.

Cantor has guaranteed the BGC U.S. notes we assumed in connection with the merger. Cantor's guaranty contains certain covenants of Cantor, including an obligation by Cantor to maintain a specified level of partners' capital. To the extent Cantor breaches any of the covenants contained in the guaranty, or if certain other events such as judgments or bankruptcy events occur with respect to Cantor, which occurrences may result due to facts unrelated to us and beyond our control, an event of default will exist under the BGC U.S. notes.

We may not be able to obtain additional financing, if needed, on terms that are acceptable to us, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements.

We are dependent upon the availability of adequate funding and sufficient regulatory and clearing capital. Clearing capital is the amount of cash, guarantees or similar collateral that we must provide or deposit with our third-party clearing organizations in support of our obligations under contractual clearing arrangements with these organizations. Historically, these needs have been satisfied from internally generated funds and capital contributions by limited partners of Cantor. We have also relied on Cantor's support to clear our transactions in U.S. Treasury and U.S. government agency products since the merger on April 1, 2008. Because each of BGC U.S. and BGC Global is expected to distribute, on a quarterly basis, all of its net income to its limited partners, we may not have sufficient internally generated funds and may need to ease this policy or raise additional funds. If for any reason we need to raise additional funds, including in order to meet increased clearing capital requirements arising from growth in our brokerage business and the recent increase in clearing capital requirements set by the FICC, to complete acquisitions or otherwise, we may not be able to obtain additional financing when needed, particularly in light of the extreme volatility and disruption in the capital and credit markets over the last two years. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

Our business is substantially concentrated on rates products and could be significantly affected by any downturn or negative fluctuations in the rates product market.

We offer our services in four broad product categories: rates, credit, foreign exchange and other asset classes. However, our brokerage revenues are substantially derived from our rates products, which accounted for approximately 48.9% and approximately 49.5% of our total brokerage revenues on a consolidated basis, for the years ended December 31, 2009 and 2008, respectively. While we focus on expanding and diversifying our product offerings, we are currently exposed to any adverse change or condition affecting the rates product market. Accordingly, the concentration of our operations on rates products subjects our results to a greater market risk than if we had a more diversified products offering.

The brokerage and financial services industries in general face substantial litigation and regulatory risks, and we may face damage to our professional reputation and legal liability if our services are not regarded as satisfactory or for other reasons, all of which could adversely affect our revenues and liabilities and as a result could have a materially adverse effect on our business, financial condition and results of operations.

Many aspects of our business involve substantial risks of liability and, in the normal course of business, we have been a party to lawsuits, arbitrations, investigations and other actions involving primarily claims for damages. Regulatory inquiries and subpoenas or other requests for information or testimony in connection with litigation may cause us to incur significant expenses, including fees for legal representation and fees associated with document production. The risks associated with such potential liabilities often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. The expansion of our business, including into new areas, imposes additional risks of liability. A settlement of, or judgment related to, any such claim, litigation, arbitration, investigation or other action could result in civil or criminal liability, fines, limitations on business activities and other sanctions and otherwise have a material adverse effect on our results of operations and financial condition. Any such action could also cause us significant reputational harm, which, in turn, could seriously harm our business and prospects. In addition, regardless of the outcome of these lawsuits, arbitrations, investigations and other actions, we may incur significant legal and other costs, including substantial management time, dealing with such matters, even if we are not a party to the litigation or a target of the inquiry.

As a brokerage and financial services firm, we depend to a large extent on our relationships with our customers and our reputation for integrity and high-caliber professional services to attract and retain customers.

As a result, if our customers are not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. Substantial legal liability or significant regulatory action against us could adversely affect our revenues and liquidity and, as a result, could have a material adverse effect on our business, financial condition and results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects.

A portion of our revenues is derived from our sale of market data to third parties, and a decline in customer purchases or adverse new legislation or regulation could have an adverse effect on our business.

A portion of our total revenues, approximately 1.5% and 1.6% on a consolidated basis for the years ended December 31, 2009 and 2008, respectively, is derived from the sale of market data to third parties. BGCantor Market Data (formerly Cantor Market Data) is the exclusive source of real-time proprietary pricing and other data we derive for certain U.S. and European securities and derivatives. If customers cease buying data or making payments, or if new legislation or regulation were enacted affecting our right to sell or distribute this market data, it could have an adverse effect on our business.

Our revenues and profitability could be reduced or otherwise adversely affected by pricing plans relating to commissions and fees on our trading platform.

We negotiate from time to time with certain customers (including many of our largest customers) to enter into customized volume discount pricing plans. While the pricing plans are designed to encourage customers to be more active on our electronic trading platform, they reduce the amount of commissions payable to us by certain of our most active customers for certain products, which could reduce our revenues and constrain our profitability.

Reduced spreads in securities pricing, levels of trading activity and trading through market makers and/or specialists could materially adversely affect our business, financial condition and results of operations.

Computer-generated buy/sell programs and other technological advances and regulatory changes in the marketplace may continue to tighten securities spreads. In addition, new and enhanced alternative trading systems, such as electronic communications networks, have emerged as an alternative for individual and institutional investors, as well as broker-dealers. As such systems do not direct trades through market makers, their use could result in reduced revenues for us. In addition, reduced trading levels could lead to lower revenues which could materially adversely affect our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

Our success is dependent, in part, upon our intellectual property. We generally rely primarily on trade secret, contract, copyright, trademark and patent law to establish and protect our rights to proprietary technologies, methods and products. It is possible that third parties may copy or otherwise obtain and use our proprietary technologies without authorization or otherwise infringe on our rights. We cannot assure you that our intellectual property rights are sufficient to protect our competitive advantages. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws in the United States. We may also face claims of infringement that could interfere with our ability to use intellectual property or technology that is material to our business operations. For example, we have been subject to new and ongoing claims by Trading Technologies International, Inc., which we refer to as "TT." While certain of our current products were determined in the dispute with TT to not infringe, TT has made claims with respect to other products. If any of these claims is ultimately successful, in addition to paying damages, we may be required to modify or withdraw certain products from the market. Restrictions on the distribution of some of the market data generated by our brokerage desks could limit the comprehensiveness and quality of the data we are able to distribute or sell. Although we have taken steps to protect ourselves, we may not be able to protect our technology from disclosure or from other developing technologies that are similar or superior to our technology.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such claims or litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business. Responding to these claims could also require us to enter into royalty or licensing agreements with the third parties claiming infringement. Such royalty or licensing agreements, if available, may not be available on terms acceptable to us.

Intellectual property rights of third parties may have an important bearing on our ability to offer certain of our products and services. Although we have taken steps to protect ourselves, there can be no assurance that we will be aware of all patents or copyrights containing claims that may pose a risk of infringement by our products and services.

In addition, in the past several years, there has been a proliferation of so-called "business method patents" applicable to the computer and financial services industries. There has also been a substantial increase in the number of such patent applications filed. Under current law, U.S. patent applications remain secret for 18 months and may, depending upon where else such applications are filed, remain secret until a patent is issued. In light of these factors, it is not economically practicable to determine in advance whether our products or services may infringe the present or future patent rights of others.

If we are unable to protect the intellectual property rights we own, our ability to operate electronic marketplaces may be materially adversely affected.

Our business is dependent on proprietary technology and other intellectual property rights. We cannot guarantee that the concepts which are the subject of the patents and patent applications that we own are patentable or that issued patents are or will be valid and enforceable or that such concepts will be marketable or profitable for our business. Additionally, from time to time, issued patents may expire and we may no longer receive revenue related to such patents, including United States Patent No. 4,903,201, which we refer to as the "Wagner Patent," which expired on February 20, 2007. Where patents are granted in the United States, we can give no assurance that equivalent patents will be granted in Europe or elsewhere, as a result of differences in local laws affecting patentability and validity. Moreover, we cannot guarantee that third parties competing or intending to compete with us will not infringe any of these patents. Despite precautions we have taken to protect the intellectual property rights that we own, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization. It is also possible that third parties may independently develop technologies similar to ours. It may be difficult for us to monitor unauthorized use of our proprietary technology and intellectual property rights. We cannot assure you that the steps we take will prevent misappropriation of our technologies or intellectual property rights.

If our software licenses from third parties are terminated or adversely changed or amended or if any of these third parties were to cease doing business, our ability to operate our business may be materially adversely affected.

We license databases and other software from third parties, much of which is integral to our systems and our business. The licenses are terminable if we breach our obligations under the license agreements. If any material relationships were terminated or adversely changed or amended, or if any of these third parties were to cease doing business, we may be forced to spend significant time and money to replace the licensed software, and our ability to operate our business may be materially adversely affected. Although we take steps to locate replacements, there can be no assurance that the necessary replacements will be available on reasonable terms, if at all. There can be no assurance that we will have an ongoing license to use all intellectual property which our systems require, the failure of which could have a material adverse effect on our business.

The financial markets in which we operate are generally affected by seasonality which could have a material adverse effect on our financial performance in a given period.

Traditionally, the financial markets around the world experience lower volume during the summer and at the end of the year due to a general slowdown in the business environment and, therefore, our transaction volume levels may decrease during those periods. The timing of local holidays also affects transaction volume. These factors could have a material adverse effect on our financial performance in a given period.

We operate in a rapidly evolving business environment. If we are unable to adapt our business effectively to keep pace with these changes, our ability to succeed will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The pace of change in the industry in which we operate is extremely rapid. Operating in such a rapidly changing business environment involves a high degree of risk. Our ability to succeed will depend on our ability to adapt effectively to these changing market conditions. If we are unable to keep up with rapid technological changes, we may not be able to compete effectively.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary software, network distribution systems and technologies. Our business environment is characterized by rapid technological changes, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

- develop, license and defend intellectual property useful in our business;
- enhance our existing services;
- develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers;
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;
- respond to the demand for new services, products and technologies on a cost-effective and timely basis; and
- adapt to technological advancements and changing standards to address the increasingly sophisticated requirements and varied needs of our customers and prospective customers.

There can be no assurance that we will be able to respond in a timely manner to changing market conditions or customer requirements. The development of proprietary electronic trading technology entails significant technical, financial and business risks. Further, the adoption of new internet, networking or telecommunications technologies may require us to devote substantial resources to modify, adapt and defend our technology. There can be no assurance that we will successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, or that we will be able to successfully defend any challenges to any technology we develop. Any failure on our part to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements, could have a material adverse effect on our business, financial condition and results of operations.

Our networks and those of our third-party service providers may be vulnerable to security risks, which could make our customers hesitant to use our electronic marketplaces.

The secure transmission of confidential information over public networks is a critical element of our operations. Our networks, those of our third-party service vendors, including Cantor and associated clearing corporations, and those of our customers may be vulnerable to unauthorized access, computer viruses and other security problems. These networks are provisioned using redundant connections, service providers and routes to provide a high level of redundancy and availability and also to allow partitioning and containment of potential security threats. However, there can be no assurance such measures will be effective against all future threats. People who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations, which could make our customers hesitant to use our electronic marketplaces. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches.

If we experience computer systems failures or capacity constraints, our ability to conduct our operations could be harmed.

We support and maintain many of our computer systems and networks internally. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner would have a material adverse effect on our ability to conduct our operations. Although all of our business critical systems have been designed and implemented with fault tolerant and/or redundant clustered hardware and diversely routed network connectivity, our redundant systems or disaster recovery plans may prove to be inadequate. Although we have three geographically disparate main data centers, they could be subject to failure due to environmental factors, power outage and other factors. Accordingly, we may be subject to system failures and outages which might impact our revenues and relationships with customers. In addition, we will be subject to risk in the event that systems of our partners, customers or vendors are subject to failures and outages.

We rely on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, clearance organizations and software and hardware vendors. Our systems, or those of our third-party providers, may fail or operate slowly, causing one or more of the following:

- unanticipated disruptions in service to our customers;
- slower response times;
- delays in our customers' trade execution;
- failed settlement of trades;
- incomplete or inaccurate accounting, recording or processing of trades;
- financial losses;
- litigation or other customer claims; and
- regulatory sanctions.

There can be no assurance that we will not experience additional systems failures in the future from power or telecommunications failures, acts of God or war, terrorist attacks, human error, natural disasters, fire, power loss, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism and similar events. Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by customer error or misuse of our systems, could damage our reputation, business and brand name.

If we fail to implement and maintain an effective internal control environment, our business and stock price could suffer and we may need to restate our financial statements.

We are subject to the requirements of the Sarbanes-Oxley Act and the applicable SEC rules and regulations that require an annual management report on our internal control over financial reporting. Such a report includes, among other matters, management's assessment of the effectiveness of our internal control over financial reporting, and an attestation report by our independent registered public accounting firm addressing these assessments. Prior to the separation and merger, BGC Partners was not subject to the requirements of the Sarbanes-Oxley Act and the applicable SEC rules and regulations that require an annual management report on internal controls over financial reporting but eSpeed was.

In November 2007, the BGC Division, comprising the BGC businesses we acquired in the merger, completed a restatement of its financial statements with respect to errors related to accounting for certain intercompany transactions between the BGC Division and certain affiliates. Also in 2007, the management of the BGC Division identified a material weakness in its internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, including the lack of a formal, documented closing process designed to identify key financial reporting risks. This weakness may have indicated a heightened risk that the BGC Division's and the Company's annual or interim financial statements could contain a material misstatement. During the course of 2008, we substantially completed the following initiatives which are aimed at addressing this weakness: establishing what we believe are appropriate internal controls for the monthly closing process, including a more formal schedule and account substantiation and reconciliation tools; establishing a single global general ledger with a standard global chart of accounts; and taking steps aimed at ensuring that we have the appropriate staff within our organization.

During the quarter ended June 30, 2009, our management identified a material weakness in our internal controls related to four unauthorized trades and failure to submit confirmations in one of our foreign offices. We determined that we lacked certain controls with respect to the activities of the broker and that the operational and risk management controls in place to monitor the broker's activities were not properly performed in this instance and therefore were not effective with respect to this event. Performance of secondary controls resulted in the identification of these trades, which management believes was an isolated occurrence. During the quarter ended September 30, 2009 the Company's management implemented control enhancements to remediate this material weakness in internal controls. These control enhancements included: improving management oversight controls to enable increased awareness of unauthorized or unmatched activity; increased controls around monitoring and recording of client instructions and settlements; enhanced procedures for pre-settlement matching of trades; automated trade confirmation processes; implementing a process to ensure that all trade date reconciliation procedures are being properly performed and reviewed; and improved management reporting regarding compliance and risk monitoring and P&L. Although this material weakness has been remediated as of December 31, 2009, there can be no assurance that a similar incident could not occur.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As such, we could lose investor confidence in the accuracy and completeness of our financial reports, which may have a material adverse effect on our stock price.

Ongoing compliance with the Sarbanes-Oxley Act may require significant expenses and management resources that would need to be diverted from our operations and could require a restructuring of our internal controls over financial reporting. Any such expenses, time reallocations or restructuring could have a material adverse effect on our operations.

While portions of our compensation structure are variable, significant parts of our cost structure are fixed, and if our revenues decline and we are unable to reduce our costs in the amount that our revenues decline, our profitability could be materially adversely affected.

While portions of our compensation structure are variable, significant parts of our cost structure are fixed. We base our overall cost structure on historical and expected levels of demand for our products and services. If demand for these products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. If we are unable to reduce our costs in the amount that our revenues decline, our profitability could be materially adversely affected.

We may be required to pay Cantor for a significant portion of the tax benefit relating to any additional tax depreciation or amortization deductions we claim as a result of any step-up in the tax basis in the assets of BGC U.S. and BGC Global resulting from the exchange of interests in BGC Holdings for BGC Partners common stock.

Certain interests in BGC Holdings may, in effect, be exchanged in the future for shares of BGC Partners Class A common stock or BGC Partners Class B common stock on a one-for-one basis (subject to customary anti-dilution adjustments). The exchanges may result in increases to our share of the tax basis of the tangible and intangible assets of each of BGC U.S. and BGC Global that otherwise would not have been available, although the Internal Revenue Service may challenge all or part of that tax basis increase, and a court could sustain such a challenge by the Internal Revenue Service. These increases in tax basis, if sustained, may reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with the separation and related transactions, BGC Partners OldCo entered into, and, in the merger, we assumed BGC Partners OldCo's rights and obligations under, the tax receivable agreement with Cantor that provides for the payment by us to Cantor of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to its entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. It is expected that we will benefit from the remaining 15% of cash savings, if any, in income tax that we realize.

Pursuant to the tax receivable agreement, we will determine, after consultation with Cantor, the extent to which we are permitted to claim any such tax benefits, and such tax benefits will be taken into account in computing any cash savings so long as our accountants agree that it is at least more likely than not that such tax benefit is available.

Pursuant to the tax receivable agreement, 20% of each payment that would otherwise be made by us will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment relates. If the Internal Revenue Service successfully challenges the availability of any tax benefit and determines that a tax benefit is not available, we will be entitled to receive reimbursements from Cantor for amounts we previously paid under the tax receivable agreement and Cantor will indemnify us and hold us harmless with respect to any interest or penalties and any other losses in respect of the disallowance of any deductions which gave rise to the payment under the tax receivable agreement (together with reasonable attorneys' and accountants' fees incurred in connection with any related tax contest, but the indemnity for such reasonable attorneys' and accountants' fees shall only apply to the extent Cantor is permitted to control such contest). Any such reimbursement or indemnification payment will be satisfied first from the escrow account (to the extent funded in respect of such payments under the tax receivable agreement).

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no depreciation or amortization deductions available to us that were attributable to an increase in tax basis (or any imputed interest) as a result of an exchange and had BGC Partners OldCo not entered into the tax receivable agreement. The tax receivable agreement was entered into on March 31, 2008, in connection with the transactions contemplated by the separation agreement, and will continue until all such tax benefits have been utilized or expired, unless we (with the approval by a majority of our independent directors) exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement, provided that if Cantor and we cannot agree upon a value, the agreement will remain in full force and effect. While the actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of the income that we achieve, it is expected that as a result of the anticipated magnitude of the increases in the tax basis of the tangible and intangible assets of BGC U.S. and BGC Global attributable to our interest in BGC U.S. and BGC Global, during the term of the tax receivable agreement, the payments that we may make to Cantor could be substantial. Our ability to achieve benefits from any remaining cash savings in income tax that we realize will depend upon a number of factors, including the timing and amount of our future income.

The 2008 separation and merger might be challenged by creditors as a fraudulent transfer or conveyance, and equity holders and creditors of the entity held liable could be adversely affected should a court agree with such a challenge.

Although we do not believe that the 2008 separation or the merger resulted in a fraudulent conveyance or transfer, if a court in a suit by an unpaid creditor or representative of creditors of Cantor or another entity transferring consideration to pre-merger BGC Partners or us, such as a trustee in bankruptcy, or Cantor or such other entity itself, as debtor-in-possession in a reorganization case under Title 11 of the U.S. Code, were to find that:

- the separation or the merger, as the case may be (or any component transaction thereof), was undertaken for the purpose of hindering, delaying or defrauding creditors of Cantor or another entity by transferring consideration to pre-merger BGC Partners as part of the separation or us as part of the merger, as the case may be; or
- Cantor or another entity transferring consideration to the BGC businesses as part of the separation or us as part of the merger received less than reasonably equivalent value or fair consideration in connection with the separation or the merger, as the case may be, and (1) any of Cantor or such other entity (as applicable) were insolvent immediately before, or were rendered insolvent by, the separation or the merger, as the case may be, (2) Cantor or such other entity (as applicable) immediately prior to, or as of the effective time of, the completion of the separation or the merger, as the case may be, and after giving effect thereto, intended or believed that it would be unable to pay its debts as they became due or (3) the capital of any of Cantor or such other entity (as applicable) immediately before, or at the effective time of, the completion of the separation or the merger, as the case may be, and after giving effect thereto, was inadequate to conduct its business;

then the court could determine that the separation or the merger, as the case may be (or any component transaction thereof), violated applicable provisions of the U.S. Bankruptcy Code or applicable non-bankruptcy fraudulent transfer or conveyance laws. This determination would permit unpaid creditors, the bankruptcy trustee or debtor-in-possession to rescind the separation or the merger, as the case may be (or component transaction thereof), to recover the consideration transferred or an amount equal to the value thereof from us, or to subordinate or render unenforceable the debt incurred in furtherance thereof, or to require us or the holder of such debt to fund liabilities for the benefit of creditors. Our equity holders and creditors held liable as a result of such a determination would be adversely affected to the extent each is required to surrender value to satisfy its liability.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied. Generally, however, an entity would be considered insolvent if:

- the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation;

- the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured; or
- it is generally not paying its debts as they become due.

Similar provisions would also apply in any other jurisdiction in which the separation and/or merger took effect.

If we were deemed an "investment company" under the Investment Company Act of 1940, as amended, as a result of our ownership of BGC U.S., BGC Global or BGC Holdings, applicable restrictions could make it impractical for us to continue our business as contemplated and could materially adversely affect our business, financial condition and results of operation.

If Cantor ceases to hold a majority of our voting power, Cantor's interest in us could be deemed an investment security under the Investment Company Act of 1940, as amended, which we refer to as the "Investment Company Act." If we were to cease participation in the management of BGC Holdings (or if BGC Holdings, in turn, was to cease participation in the management of BGC U.S. or BGC Global) or not be deemed to have a majority of the voting power of BGC Holdings (or if BGC Holdings, in turn, was deemed not to have a majority of the voting power of BGC U.S. or BGC Global), our interest in BGC Holdings or BGC U.S. or BGC Global could be deemed an "investment security" for purposes of the Investment Company Act. If BGC Holdings ceased to participate in the management of BGC U.S. or BGC Global or be deemed not to have a majority of the voting power of BGC U.S. or BGC Global, its interest in BGC U.S. or BGC Global could be deemed an "investment security" for purposes of the Investment Company Act. Generally, an entity is an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. We are a holding company and hold BGC U.S. limited partnership interests, BGC Global limited partnership interests, the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Holdings. A determination that we hold more than 40% of our assets in investment securities could result in us being an investment company under the Investment Company Act and becoming subject to registration and other requirements of the Investment Company Act.

The Investment Company Act and the rules thereunder contain detailed prescriptions for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, limit the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. If anything were to happen that would cause us, BGC Holdings or Cantor to be deemed to be an investment company under the Investment Company Act, the Investment Company Act would limit our or its capital structure, ability to transact business with affiliates (including Cantor, BGC Holdings or us, as the case may be) and ability to compensate key employees. Therefore, if Cantor, BGC Holdings or we became subject to the Investment Company Act, it could make it impractical to continue our business, impair agreements and arrangements, and the transactions contemplated by those agreements and arrangements, between and among us, BGC Holdings, BGC U.S., BGC Global and Cantor or any combination thereof and materially adversely affect our business, financial condition and results of operations.

Risks Related to our Relationship with Cantor and its Affiliates

We are controlled by Cantor, which has potential conflicts of interest with us and may exercise its control in a way that favors its interests to our detriment.

- *Cantor's Control*

  Cantor effectively is able to exercise control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions, as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of Class A common stock and Class B common stock or other securities. This control is subject to the approval of our independent directors on those matters requiring such approval. Cantor's voting power may also have the effect of delaying or preventing a change of control of us. Conflicts of interest may arise between us and Cantor in a number of areas relating to our past and ongoing relationships, including:

- potential acquisitions and dispositions of businesses;
- the issuance or disposition of securities by us;
- the election of new or additional directors to our board of directors;
- the payment of dividends by us (if any), distribution of profits by BGC U.S., BGC Global and/or BGC Holdings and repurchases of shares of our common stock or purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers;
- business operations or business opportunities of ours and Cantor's that would compete with the other party's business opportunities, including Cantor's and our brokerage and financial services;
- labor, tax, employee benefits, indemnification and other matters arising from the separation or the merger;
- intellectual property matters;
- business combinations involving us;
- conflicts between our agency trading for primary and secondary bond sales and Cantor's investment banking bond origination business;
- competition between our and Cantor's other equity derivatives and cash equity inter-dealer brokerage businesses;
- the nature, quality and pricing of administrative services to be provided by Cantor and/or Tower Bridge International Services, L.P., which we refer to as "Tower Bridge"; and
- provision of clearing capital and potential and existing loans.

We also expect Cantor to manage its ownership of us so that it will not be deemed to be an investment company under the Investment Company Act, including by maintaining its voting power in us above a majority absent an applicable exemption from the Investment Company Act. This may result in conflicts with us including those relating to acquisitions or offerings by us involving issuances of Class A common stock or Class B common stock, or securities convertible or exchangeable into shares of Class A common stock or Class B common stock, that would dilute the voting power in us of the holders of BGC Holdings exchangeable limited partnership interests.

In addition, Cantor has from time to time in the past and may in the future consider possible strategic realignments of its own business and/or of the relationships that exist between and among Cantor and us. Any future related party transaction or arrangement between Cantor and us, until Cantor ceases to hold 5% of our voting power, is subject to the prior approval by a majority of our independent directors, but generally does not otherwise require the separate approval of our stockholders, and if such approval is required, Cantor will retain sufficient voting power to provide any such requisite approval without the affirmative consent of the other stockholders.

In addition, the service of officers or partners of Cantor as our executive officers and directors, and those persons' ownership interests in and payments from Cantor, and its affiliates, could create conflicts of interest when we and those directors or officers are faced with decisions that could have different implications for us and Cantor. See "—Risks Related to our Business—Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations."

Our agreements and other arrangements with Cantor may be amended upon agreement of the parties to those agreements upon approval of our audit committee. During the time that we are controlled by Cantor, Cantor may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

- *Corporate Opportunities*

In order to address potential conflicts of interest between Cantor and its representatives and us, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve Cantor and its representatives, and our powers, rights, duties and liabilities and those of our representatives in connection with our relationship with Cantor and its affiliates, officers, directors, general partners or employees. Our certificate of incorporation provides that no Cantor Company, as defined in our certificate of incorporation, or any of the representatives, as defined in our certificate of incorporation, of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, us or any of our stockholders. The corporate opportunity policy that is included in our certificate of incorporation is designed to resolve potential conflicts of interest between us and Cantor and its representatives.

In addition, our certificate of incorporation provides that Cantor and its respective representatives will have no duty to refrain from:

- engaging in the same or similar business activities or lines of business as us; or
- doing business with any of our customers.

The BGC Holdings limited partnership agreement contains similar provisions with respect to BGC Partners and/or Cantor and their respective representatives, and the BGC U.S. and BGC Global limited partnership agreements contain similar provisions with respect to BGC Partners and/or BGC Holdings and their respective representatives.

If Cantor competes with us, it could materially harm our business operations.

Agreements between us and Cantor are between related parties and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties.

Our relationship with Cantor results in agreements with Cantor that are between related parties. As a result, the prices charged to us or by us for services provided under agreements with Cantor may be higher or lower than prices that may be charged by third parties and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties. For example, pursuant to the separation agreement, Cantor has a right, subject to certain conditions, to be our customer and to pay the lowest commissions paid by any other customer, whether by volume, dollar or other applicable measure. In addition, Cantor has an unlimited right to internally use market data from BGCantor Market Data without any cost. Any future related party transactions or arrangements between us and Cantor, until Cantor ceases to hold 5% of our voting power, is subject to the prior approval by a majority of our independent directors, but generally does not otherwise require the separate approval of our stockholders, and if such approval were required, Cantor will retain sufficient voting power to provide any such requisite approval without the affirmative consent of the other stockholders.

Risks Related to our Class A Common Stock and Our Structure

The market price of our Class A common stock may fluctuate significantly.

The market price of our Class A common stock has declined substantially in recent months and may continue to fluctuate significantly from time to time as a result of many factors, including:

- investors' perceptions of our prospects;
- investors' perceptions of the prospects of the brokerage business and more broadly, the financial services industry;
- decline in general economic conditions;
- differences between our actual financial and operating results and those expected by investors and analysts;
- changes in analysts' recommendations or projections;
- fluctuations in quarterly operating results;
- announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
- changes or trends in our industry, including price volatility, trading volumes, competitive or regulatory changes or changes in the brokerage business;
- developments in our business or in the financial sector generally, including the effect of direct governmental action in financial markets generally and with respect to future exchanges in particular;
- adverse resolution of new or pending litigation against us;
- additions or departures of key personnel; and
- broad market fluctuations.

In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of our competitors, could adversely affect the trading price of our stock, regardless of the likely outcome of those developments. Broad market and industry factors may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. Stock markets in general, and stock prices of participants in the financial services industry in particular, including us, have recently experienced significant price and volume fluctuations that have affected the market price for securities. The market price of our Class A common stock may continue to be subject to similar market fluctuations which may be unrelated to our operating performance or prospects, and increased volatility could result in a decline in the market price of our Class A common stock. Declines in the price of our Class A common stock may adversely affect our ability to recruit and retain key employees, including our working partners and other key professional employees.

The market price of our Class A common stock has fluctuated significantly and may continue to do so. In addition, future sales of shares of Class A common stock could adversely affect the market price of our Class A common stock. BGC Partners stockholders, other than Cantor and its affiliates, could be diluted by such future sales and be further diluted upon exchange of BGC Holdings limited partnership interests into our common stock and upon issuance of additional BGC US and BGC Global limited partnership interests to BGC Holdings as a result of future issuances of BGC Holdings limited partnership interests. We have also repurchased shares of our Class A common stock from time to time, and may actively do so or cease doing so at any time.

The market price of our Class A common stock has fluctuated widely since eSpeed's initial public offering in December 1999 and the market price of Class A common stock may continue to do so depending upon many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the financial marketplaces in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, seasonality, changes in general valuations for companies in our business segment, changes in general economic or market conditions and broad market fluctuations.

Future sales of our shares also could adversely affect the market price of our common stock. If our existing stockholders sell a large number of shares, or if we issue a large number of shares of our common stock in connection with future acquisitions, strategic alliances, third-party investments and private placements or otherwise, such as our public offering in June 2008, the market price of common stock could decline significantly. Moreover, the perception in the public market that these stockholders might sell shares could depress the market price of common stock.

We have registered under the U.S. Securities Act of 1933, as amended, which we refer to as the "Securities Act," 100,430,000 shares of common stock, which are reserved for issuance upon exercise of options, restricted stock, exchange rights and other incentive compensation granted under our Long-Term Incentive Plan. These shares can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. We may in the future register additional shares of common stock under the Securities Act that become reserved for issuance under our Long-Term Incentive Plan or other benefit plans. In addition, we have registered under the Securities Act 425,000 shares of common stock issuable under our stock purchase plan.

Beginning on March 31, 2009, the first anniversary of the completion of the separation, Cantor was permitted to exchange all of its BGC Holdings limited partnership interests.

The BGC Holdings founding partner interests that Cantor has provided are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the BGC Holdings limited partnership agreement, are as follows and are described in further detail in "Certain Relationships and Related Transactions and Director Independence":

- 20% of the BGC Holdings founding partner interests held by each founding partner (other than Messrs. Amaitis and Lynn) (an aggregate of 3,154,991 interests) are exchangeable at any time.
- (1) 1,100,000 of the 3,160,215 BGC Holdings founding partner interests held by Mr. Amaitis at the closing of the merger became exchangeable upon the closing of the merger and 491,701 of which were exchanged by Mr. Amaitis in April 2009, 400,000 were exchanged in November 2009 and the remaining 208,299 were exchanged in early 2010.
- (1) 600,000 of the 2,515,898 BGC Holdings founding partner interests held by Mr. Lynn at the closing of the merger became exchangeable upon the closing of the merger and 500,000 of which were exchanged by Mr. Lynn in February 2010. The remaining shares have or will become exchangeable over eight years.

Any working partner interests that are issued will not be exchangeable with us unless otherwise determined by us with the written consent of a BGC Holdings exchangeable limited partnership interest majority in interest. The shares ultimately issuable pursuant to the BGC Holdings REUs, RPUs, PSUs, PSIs or other partnership units (if exchangeable) and the RSUs that were issued upon the closing of the merger and subsequently would be shares of common stock issued pursuant to our Long-Term Incentive Plan or similar plan.

In connection with the merger, 111,890,929 shares of common stock were reserved for issuance upon the exchange of the BGC Holdings exchangeable limited partnership interests, which are entitled to registration rights under the terms of a registration rights agreement with Cantor that we assumed as a part of the merger, which we refer to as the "separation registration rights agreement," and BGC Holdings founding partner interests (if exchangeable) and BGC Holdings REUs (if exchangeable). In addition, shares of common stock issuable upon conversion of shares of Class B common stock held by Cantor are entitled to registration rights under a registration rights agreement entered into in connection with the formation of eSpeed, which we refer to as the "formation registration rights agreement." In light of the number of shares of common stock issuable in connection with the full exchange of the BGC Holdings exchangeable limited partnership interests, BGC Holdings founding partner interests (if exchangeable), and BGC Holdings REUs, RPUs, PSUs, PSIs or other partnership units (if exchangeable), the price of common stock may decrease and our ability to raise capital through the issuance of equity securities may be adversely impacted as these exchanges occur and transfer restrictions lapse.

In addition, the following table reflects the timetable for distributions by Cantor of shares of our common stock that it holds or will hold in respect of the distribution rights that Cantor provided to limited partners of Cantor, including to the founding partners, in connection with the separation and merger. All of these shares of our common stock will be distributed by Cantor. Cantor expects to use shares of our Class A common stock received upon its conversion of Class B common stock, shares of our Class A common stock received upon exchange of BGC Holdings exchangeable limited partnership interests and purchases of shares of our Class A common stock in the open market to satisfy its distribution obligation under the distribution rights.

Anniversary of the merger (April 1, 2008)	Number of shares of our common stock that are required to be distributed by Cantor in respect of the distribution rights(1)
12 month	4,975,551
18 month	5,703,508
24 month	8,181,089
30 month	1,166,992
36 month	2,954,200
Total	22,981,340

(1) As of December 31, 2009. Includes distribution rights shares which certain Cantor partners have elected to defer until a later time.

Cantor has offered to its partners the opportunity to elect to defer their receipt of the distribution right shares and receive a distribution equivalent rather than making an immediate issuance of such shares in the form of Class A Common Stock. Cantor partners who elect to defer their right to such shares are entitled to receive their shares of Class A Common Stock upon written notice to Cantor. Shares will be delivered on such subsequent dates as shall be determined by Cantor in its administrative discretion and Cantor shall have a right to defer such issuances for up to 3 months, although Cantor generally makes such issuances on a quarterly basis to its partners. Of the 13,316,917 shares of Class A Common Stock Cantor has been required to distribute to retained partners since the 2008 merger, as of December 31, 2009, partners currently having rights to 10,618,345 shares have elected to defer receipt.

As of March 31, 2010, the aggregate number of remaining shares of Class A Common Stock that CFLP will be required to distribute to retained and founding partners will be 22,981,340 shares of Class A Common Stock (20,301,276 shares with respect to retained partners and 2,680,064 shares with respect to founding partners).

Cantor may fund the Class A common stock scheduled to be delivered in satisfaction of its distribution rights obligations by using: (i) shares of Class A common stock owned of record by it, (ii) shares of Class A common stock receivable upon conversion by Cantor of shares of Class B common stock, (iii) shares of Class A common stock receivable upon exchange by Cantor of BGC Holdings exchangeable limited partnership units, or (iv) any combination of the above.

In addition to the table above, the managing general partner of Cantor will be able to grant earlier distribution of the shares in its discretion, as it did with respect to an additional 6,073,355 shares and 458,369 shares in connection with our public offering in June 2008 and stock repurchases by us in September 2008, respectively. Similarly, in connection with the founding partners' charitable donations, Cantor has periodically agreed to accelerate the distribution of distribution rights shares solely to permit such founding partners to donate such shares to The Cantor Fitzgerald Relief Fund or other charities.

In addition, we have issued shares of our common stock, warrants and convertible preferred stock and granted registration rights in connection with certain of our strategic alliances.

During 2009, we repurchased 4,023,959 shares of Class A common stock at an aggregate purchase price of $7,902,170 million. The 4,023,959 reacquired shares were designated treasury shares and will be used for general corporate purposes. As of December 31, 2009, $32.4 million was remaining from the authorization of our board of directors and our audit committee to repurchase our Class A common stock, BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers. We may continue to make stock repurchases in 2010 and from time to time we may actively repurchase shares and may cease making repurchases at anytime.

In 2009, an aggregate of 4,438,765 shares were issued upon exchange of exchangeable founding partner units. In order to facilitate receipt of the shares by the partners of BGC Holdings and receipt of distribution rights shares to be received by partners of BGC Holdings and Cantor, as well as subsequent sales of such shares, we and Cantor have made arrangements for such partners to open brokerage accounts with an investment bank. These accounts facilitate repayment by any such partners of any partnership loans or other amounts payable to Cantor or us.

On March 10, 2010, 208,151 shares of Class A Common Stock were exchanged by a certain founding partner and 133,580 distribution rights shares were issued by Cantor to a certain retained partner. Further, on that date, we repurchased the aggregate of 541,731 shares of Class A Common Stock at an aggregate purchase price of $2,862,773. Therefore, as of March 10, 2010, $29.5 million was remaining from the $100 million buyback authorization.

On March 12, 2010, our Audit Committee authorized us or our subsidiaries to sell $150,000,000 aggregate principal amount of 8.75 % Convertible Senior Notes due 2015 to Cantor or one of its affiliates which may include up to $25,000,000 to Howard W. Lutnick and/or his related designees. On March 16, 2010, we executed an agreement with respect to this transaction. We and our affiliates intend to use the proceeds to repay at maturity our outstanding $150.0 million notes due April 1, 2010.

In March 2010, the Amended and Restated BGC Holdings, L.P. limited partnership agreement was further amended by its general partner and Cantor to create two new types of Working Partner Units, PSUs and PSIs. PSUs and PSIs are identical to REUs and RPUs, respectively, except that they have no associated post-termination payments. These new units are expected to be used by us for future compensatory grants, compensation modifications, redemptions of partnership interests and other purposes.

We have commenced a program directed initially at partners based in the United Kingdom (excluding executive officers) to be effected through a redemption, and separate compensation modification proposals, in which PSUs and PSIs would be substituted for REUs and RPUs, respectively. If the redemption is effected, the REUs and RPUs held by the affected partners who participate in the redemption would be redeemed in return for

PSUs and PSIs, respectively, and cash. The compensation modification proposals, if effected, would principally result in an additional redemption for cash or the exchangeability of certain of the units received by partners in the redemption or retained by partners who are not subject to the redemption (as well as certain Founding Partner Units held by such partners). This program increases the likelihood that we will pay future compensation in PSUs and PSIs. We currently expect the effect of this redemption will be to reduce our fully-diluted share count by between 1 and 3 percent.

Because our voting control is concentrated among the holders of Class B common stock, the market price of Class A common stock may be adversely affected by disparate voting rights.

As of December 31, 2009, Cantor beneficially owned 82.8% of our voting power. As long as Cantor beneficially owns a majority of our combined voting power, it will have the ability, without the consent of the public stockholders, to elect all of the members of our board of directors and to control our management and affairs. In addition, it will be able to determine the outcome of matters submitted to a vote of our stockholders for approval and will be able to cause or prevent a change of control of us. In certain circumstances, such as when transferred to an entity controlled by Cantor or Howard W. Lutnick, the shares of Class B common stock issued to Cantor may be transferred without conversion to Class A common stock.

The holders of Class A common stock and Class B common stock have substantially identical rights, except that holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to 10 votes per share on all matters to be voted on by stockholders in general. These votes are controlled by Cantor and are not subject to conversion or termination by our board of directors or any committee thereof, or any other stockholder or third-party. This differential in the voting rights could adversely affect the market price of common stock.

We are a holding company, and accordingly we are dependent upon distributions from BGC U.S. and BGC Global to pay dividends, taxes and other expenses and to make repurchases.

We are a holding company with no independent means of generating revenues. Any dividends declared by us and all applicable taxes payable in respect of our net taxable income, if any, are paid from distributions to us from BGC U.S. and BGC Global. To the extent that we need funds to pay dividends or to pay taxes on our share of BGC U.S.'s and BGC Global's net taxable income, or to repurchase shares of our common stock or BGC Holdings exchangeable limited partnership interests or if we need funds to pay dividends, make repurchases or for any other purpose, and either BGC U.S. or BGC Global or their respective subsidiaries are restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our business, financial condition and results of operations and our ability to declare dividends. In addition, any unanticipated accounting, tax or other charges against net income could adversely affect our ability to pay dividends, taxes and other expenses and to make repurchases.

We may not be able to pay dividends on our common stock.

We are a holding company with no direct operations and will be able to pay dividends only from our available cash on hand and funds received from distributions from BGC U.S. and BGC Global. BGC U.S. and BGC Global intend to distribute to their limited partners, including us, on a pro rata and quarterly basis, cash that is not required to meet BGC U.S.'s and BGC Global's anticipated business needs. As a result, BGC U.S.'s and BGC Global's ability, and in turn our ability, to make any distributions will depend upon the continuing profitability and strategic and operating needs of our business, including various capital adequacy and clearing capital requirements promulgated by regulatory, banking and exchange authorities to which our subsidiaries are subject. We expect to pay not less than 75% of our post-tax distributable earnings per fully diluted share as cash dividends to all common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our common stock or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers. Our board of directors and our audit committee have authorized repurchases of our common stock and purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries as part of this policy, including those held by Cantor or our executive officers, at the volume weighted average price, to the extent available, of such securities on the date on which such purchase or repurchase is made, or, in some cases, at the closing stock price. As of March 10, 2010, we had $29.5 million remaining under this stock repurchase authorization and may continue to make stock repurchases from time to time, we may actively repurchase shares and may cease making purchases at anytime. In addition, from time to time, we may reinvest all or a portion of the distributions we receive in BGC U.S.'s and BGC Global's respective businesses, although we have no current plans to do so nor do we expect to so long as we maintain our current dividend policy. As a result, there can be no assurance that future dividends will be paid. See "Dividend Policy".

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. Some provisions of the Delaware General Corporation Law, which we refer to as the "DGCL," and our amended and restated certificate of incorporation, which we refer to as the "certificate of incorporation," and amended and restated bylaws, which we refer to as the "bylaws," could make the following more difficult:

- acquisition of us by means of a tender offer;
- acquisition of us by means of a proxy contest or otherwise; or
- removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Our bylaws provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board of directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which is held by Cantor and CFGM, the managing general partner of Cantor, an entity controlled by our Chairman and Chief Executive Officer, Howard W. Lutnick. In addition, our certificate of incorporation permits us to issue "blank check" preferred stock.

Our bylaws require advance written notice prior to a meeting of stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year's annual meeting. Our bylaws provide that all amendments to our bylaws must be approved by either the holders of a majority of the voting power of all outstanding capital stock entitled to vote or by a majority of our board of directors.

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an "interested stockholder" is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's outstanding voting stock, or was the owner of 15% or more of a corporation's outstanding voting stock at any time within the prior three years, other than "interested stockholders" prior to the time our common stock was quoted on the Nasdaq Global Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

In addition, our brokerage businesses are heavily regulated and some of our regulators require that they approve transactions which could result in a change of control, as defined by the then-applicable rules of our regulators. The requirement that this approval be obtained may prevent or delay transactions that would result in a change of control.

Further, our Long Term Incentive Plan contains provisions pursuant to which grants that are unexercisable or unvested may automatically become exercisable or vested as of the date immediately prior to certain change of control events. Additionally, change in control and employment agreements between us and our named executive officers also provide for payments in the event of certain change of control events.

The foregoing factors, as well as the significant common stock ownership by Cantor, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

Delaware law may protect decisions of our board of directors that have a different effect on holders of Class A common stock and Class B common stock.

Stockholders may not be able to challenge decisions that have an adverse effect upon holders of Class A common stock if our board of directors acts in a disinterested, informed manner with respect to these decisions, in good faith and in the belief that it is acting in the best interests of our stockholders. Delaware law generally provides that a board of directors owes an equal duty to all stockholders, regardless of class or series, and does not have separate or additional duties to either group of stockholders, subject to applicable provisions set forth in a company's charter.

If our dividend policy is materially different than the distribution policy of BGC Holdings, upon the exchange of any BGC Holdings limited partnership interests, such BGC Holdings limited partners could receive a disproportionate interest in the aggregate distributions by BGC U.S. and BGC Global that have not been distributed by us.

To the extent BGC Holdings distributes to its limited partners a greater share of income received from BGC U.S. and BGC Global than we distribute to our stockholders, then as founding/working partners, REU partners and/or Cantor exercise any exchange right to acquire Class A common stock or Class B common stock, as applicable, exchanging partners may receive a disproportionate interest in the aggregate distributions by BGC U.S. and BGC Global that have not been distributed by us. The reason is that the exchanging partner could receive both (1) the benefit of the distribution that have not been distributed by us from BGC U.S. and BGC Global to BGC Holdings (in the form of a distribution by BGC Holdings to its limited partners) and (2) the benefit of the distribution from BGC U.S. and BGC Global to us (in the form of a subsequent cash dividend, a greater percentage indirect interest in BGC U.S. and BGC Global following a repurchase by us or a greater value of assets following a purchase of assets with the cash that otherwise would be distributed to our stockholders). Consequently, if our dividend policy does not match the distribution policy of BGC Holdings, holders of Class A common stock and Class B common stock as of the date of an exchange could experience a reduction in their interest in the profits previously distributed by BGC U.S. and BGC Global that have not been distributed by us. Our previously described intention to match the distribution policy of BGC Holdings was superseded by a decision (which we announced on May 7, 2008) by our board of directors to provide for greater flexibility by our management. Our current dividend policy could result in distributions to our common stockholders that are different from the distributions made by BGC Holdings to its equity holders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We have offices in the United States, Europe, United Kingdom, South America and Asia. Our principal executive offices are located at space at 499 Park Avenue, New York, New York. For 2009, such rental expense for our executive offices was approximately $0.2 million and anticipated to be approximately $0.2 million in 2010. We also occupy a large space at 199 Water Street, New York, New York. Under the Administrative Services Agreement, we are obligated to Cantor for our pro rata portion (based on square footage used) of rental expense during the 16-year term of the lease for such spaces.

Our largest presence outside of the New York metropolitan area is in London. In the second quarter of 2006, we relocated our principal London office to One Churchill Place, Canary Wharf.

We occupy a concurrent computing center in Rochelle Park, New Jersey. In March 2007, we opened an additional data center in Trumbull, Connecticut. Our U.S. operations also lease office space in Boston, Massachusetts, Chicago, Illinois, Dallas, Texas, Los Angeles, California, Shrewsbury, New Jersey and Sarasota, Florida. In addition to our London location, our foreign operations lease office space in Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, Sao Paulo, Seoul, Singapore, Sydney, Tokyo and Toronto. We believe that our facilities are adequate for our current operations.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

The National Australia Bank Limited, which we refer to as "NAB," filed a claim in September, 2007 in the Supreme Court of Victoria against BGC International, which we refer to as "BGCI," and BGC Capital Markets (Japan) LLC (formerly known as Cantor Fitzgerald LLC), which we refer to as "BGC Capital Markets (Japan)." On January 21, 2009, NAB filed a Notice of Discontinuance with the Court. From September 2001 through January 2004, NAB employees who traded in foreign exchange options allegedly lost substantial amounts of money and allegedly overstated the positions and profit which they held. NAB claims that BGCI and BGC Capital Markets (Japan) allegedly provided misleading and deceptive independent revaluation rates to NAB's middle office, which were then purportedly relied upon by NAB. NAB alleges that the supply of these revaluation rates prevented NAB from discovering the true position of the currency options portfolio and that it subsequently sustained trading losses of AUD 311 million (or, based on an exchange rate of .8994 at December 31, 2009, approximately $279.7 million). The 2006 NAB annual report claims that NAB's total loss amounted to AUD 539 million (or, based on an exchange rate of .8994 at December 31, 2009, approximately $484.8 million), implying that its consequential losses amounted to AUD 228 million (or, based on an exchange rate of .8994 at December 31, 2009, approximately $205.1 million). Based on the information provided, BGCI and BGC Capital Markets (Japan) believe that they have substantial defenses in respect of the losses claimed by NAB. On January 21, 2009, NAB filed a Notice of Discontinuance with the Court.

On February 15, 2006, the SEC issued a formal order of investigation into trading by certain inter-dealer brokers in the government and fixed income securities markets. The formal order alleges that the broker-dealers named therein, including us, (1) may have made fictitious quotations or made false or misleading statements about the prices at which U.S. Treasury or other fixed income securities would be purchased or sold, (2) may have fabricated market quotations or trading activity in U.S. Treasury or other fixed income securities to stimulate trading and to generate commissions, (3) may have engaged in "front running" or "interpositioning," (4) may have engaged in fraudulent, deceptive or manipulative acts to induce the purchase or sale of government securities, (5) may have failed to keep and preserve certain books and records as required by the SEC and/or the Treasury and (6) may have failed to supervise with a view to preventing violations of applicable rules and regulations as required by the Exchange Act. We are cooperating in the investigation, which as been inactive for over a year. Our management believes that, based on the currently available information, the final outcome of the investigation will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

In August 2004, Trading Technologies International, Inc. ("TT") commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against us. In its complaint, TT alleged that we infringed U.S. Patent No. 6,766,304, which issued on July 20, 2004, and U.S. Patent 6,772,132, which issued on August 3, 2004. TT later added eSpeed International Ltd., ECCO LLC and ECCO Ware LLC as defendants in a second amended complaint. On January 5, 2006, we answered TT's second amended complaint, denying the infringement allegations, and we filed an amended counterclaim seeking a declaration that the patents in suit are invalid, we do not make, use or sell any product that infringes any claims of the patents in suit, the patents in suit are unenforceable because of inequitable conduct by TT before the U.S. Patent and Trademark Office during the prosecution of the patents, and the patents are unenforceable due to TT's patent misuse. The District Court consolidated for certain discovery and Markman hearing purposes our case with other patent infringement cases brought by TT against other defendants. A Markman hearing was held on August 16-18, 2006. On October 31, 2006, the Court issued a ruling on claim construction, providing the meanings of the various terms in dispute in the asserted patents. In that ruling, the Court found that we correctly defined several of the patents' key terms. In February 2007, the Court denied TT's motion for clarification and reconsideration of the Markman decision and reconfirmed its October 2006 ruling. On June 20, 2007, the Court granted eSpeed's motion for partial summary judgment on TT's claims of infringement covering the Dual Dynamic, eSpeedometer and modified eSpeedometer versions of eSpeed's and ECCO's products. As a result, the remaining products at issue in the case were the versions of the eSpeed and ECCO products that have not been on the market in the U.S. since around the end of 2004. TT moved for reconsideration of that summary judgment ruling, which the Court denied. The trial began on September 10, 2007 and ended on October 4, 2007. On October 10, 2007 a jury rendered a verdict that eSpeed and ECCO willfully infringed. The jury awarded TT damages in the amount of $3.5 million. On

January 3, 2008, the Court granted eSpeed's motion for directed verdict on willfulness, finding that eSpeed's infringement was not willful as a matter of law, and denied eSpeed's general motions for directed verdict and for new trial. On February 6, 2008, eSpeed's remittitur motion was conditionally granted, and on February 12, 2008, TT indicated by letter that it accepted the remittitur, which would reduce the principal amount of the verdict to $2,539,468 Although the District Court's "Final Judgment in a Civil Case" contained no provision for monetary damages, TT's motion for pre-judgment interest was granted, and interest was set at the prime rate, compounded monthly. A hearing on inequitable conduct was held on April 3-4, 2008. On May 7, 2008, the Court held that TT did not engage in inequitable conduct during the prosecution of the patents in suit. On May 23, 2008, the Court granted TT's motion for a permanent injunction, and on June 13, 2008 denied its motion for attorneys' fees. On July 16, 2008, TT's costs were assessed by the Court clerk in the amount of $3,321,776 against eSpeed. eSpeed filed a motion to strike many of these costs, which has been stayed pending resolution of the appeal referred to below. Both parties have appealed to the United States Court of Appeals for the Federal Circuit, which heard arguments in the case on August 4, 2009 and issued an opinion on February 25, 2010 affirming the District Court on all issues presented on appeal. Either or both sides may file petitions for rehearing, which are due by March 29, 2010. If TT ultimately prevails in the litigation, we may be required to pay TT damages and/or certain costs, and we may be forced to modify or withdraw certain products from the market. Both parties have requested attorneys' fees from the other party, which may be awarded by the Court in exceptional cases. We have accrued the amount of the District Court jury's verdict remitted plus interest and a portion of the preliminarily assessed costs that would cover the amount, if any were actually awarded. The Company has learned that on February 3, 2010, TT filed another civil action against it in the Northern District of Illinois, alleging infringement of three additional patents, U.S. Patents Nos. 7,533,056, 7,587,357, and 7,613,651, and by later amendment to the complaint No. 7,676,411, by the eSpeedometer product. The Company has not been served with the complaint as of the date hereof.

Since August 2009, approximately 80 employees of subsidiaries of Tullett Prebon plc ("Tullett") have signed contracts for future employment with affiliates of BGC and/or have started working for affiliates of BGC in the New York metropolitan area. Many of these individuals were employees at will of Tullett's subsidiaries, although some of them had employment agreements with those subsidiaries. Certain of the employees with employment agreements commenced FINRA arbitrations against Tullett subsidiaries on the grounds that the Tullett subsidiaries breached those agreements and/or that certain restrictions in those agreements are unenforceable. In one of these arbitrations, certain employees of the Treasury Desk assert claims against Tullett Liberty Brokerage Inc. for, among other things, fraud, breach of contract, breach of the covenant of good faith and fair dealing, and declaratory judgment as a result of its repeated promising of, and failing to deliver, electronic support for their business (a development noted by certain stock analysts). In the other arbitration, certain employees who had sold their interest in Chapdelaine Corporate Brokers, Inc. to a Tullett subsidiary seek a determination that Tullett subsidiaries have fraudulently engaged in improper practices contrary to the sale agreement with the effect of depriving them of significant payments, as well as certain other matters.

On August 25, 2009, Tullett Liberty Securities LLC ("Tullett Liberty") informed BGC that it had filed a claim with FINRA dispute resolution (the "FINRA Arbitration") in New York, New York against BGC Financial, L.P., an affiliate of BGC, ("BGC Financial"), one of BGC Financial's officers, and certain persons formerly or currently employed by Tullett subsidiaries. On January 22, 2009, Tullett Liberty filed an Amended Statement of Claim in the FINRA Arbitration ("FINRA FASOC"), adding Tullett Prebon Americas Corp. ("Tullett Americas," together with Tullett Liberty, the "Tullett Subsidiaries") as a claimant, and adding 35 individual employees, who were formerly employed by either of the Tullett Subsidiaries, as respondents. In the FINRA FASOC, the Tullett Subsidiaries allege that BGC Financial harmed their inter-dealer brokerage business by hiring 79 of their employees, and that BGC Financial aided and abetted various alleged wrongs by the employees, engaged in unfair competition, misappropriated trade secrets and confidential information, tortiously interfered with contract and economic relationships, and violated FINRA Rules of Conduct. The Tullett Subsidiaries also alleged certain breaches of contract and duties of loyalty and fiduciary duties against the employees. BGC Financial has generally agreed to indemnify the employees. The Tullett Subsidiaries claim compensatory damages of not less than $779 million and exemplary damages of not less than $500 million. The Tullett Subsidiaries also seek costs and permanent injunctions against the defendants.

The Tullett entities have requested that FINRA consolidate the FINRA Arbitration with the other actions commenced before FINRA by the individual brokers, as well as two additional actions commenced against BGC Financial by two brokers who were briefly employed there before returning to Tullett Liberty. The parties are currently discussing the contours of a such a consolidated FINRA proceeding.

On October 22, 2009, Tullett filed a complaint in the United States District Court for the District of New Jersey against BGC captioned Tullett Prebon plc vs. BGC Partners, Inc. (the "New Jersey Action"). In the New Jersey Action, Tullett asserted claims relating to decisions made by approximately 81 brokers to terminate their employment with Tullett's Subsidiaries and join BGC's affiliates. In its complaint, Tullett made a number of allegations against BGC related to raiding, unfair competition, New Jersey RICO, and other claims arising from the brokers' current or prospective employment by BGC's affiliates. Tullett claimed compensatory damages against BGC in excess of $1 billion for various alleged injuries as well as exemplary damages. It also sought costs and an injunction against additional hirings. On December 21, 2009, BGC moved to dismiss the complaint in the New Jersey Action. Rather than contest the motion, Tullett filed its First Amended Complaint on January 11, 2010 ("Amended New Jersey Complaint"), which largely repeats the allegations of injury and the claims asserted in the initial complaint. The Amended New Jersey Complaint incorporates the damages sought in the FINRA Arbitration, repeats many of the allegations raised in the FINRA FASOC and also references hiring of employees of Tullett affiliates by BGC or BGC's affiliates overseas, for which Tullett and/or its subsidiaries have filed suit outside of the United States, including one currently pending in the High Court in London and another action commenced by a Tullett affiliate against seven of our brokers in Hong Kong, on which we may have certain indemnity obligations. On February 11, 2010, BGC filed a motion to dismiss the Amended New Jersey Complaint, or in the alternative, to stay the action pending the resolution of the FINRA Arbitration. In that motion, BGC argues that Tullett lacks standing to pursue its claims, that the court lacks subject matter jurisdiction and that each of the causes of action in the Amended New Jersey Complaint fails to state a legally sufficient claim.

BGC and its affiliates intend to vigorously defend against and seek appropriate affirmative relief in the FINRA FASOC, the Amended New Jersey Complaint, and the other actions, and believe that they have substantial defenses to the claims asserted against them in those proceedings, believe that the damages and injunctive relief sought against them in those proceedings are unwarranted and unprecedented, and believe that Tullett and its subsidiaries are attempting to use the judicial and industry dispute resolution mechanisms in an effort to shift blame to BGC for their own failures. However, no assurance can be given as to whether Tullett or Tullett Liberty may actually succeed against either BGC or any of its affiliates.

In addition to the matters discussed above, we are a party to several pending legal proceedings and claims that have arisen during the ordinary course of business. The outcome of such items cannot be determined with certainty, therefore we cannot predict what the eventual loss or range of loss related to such matters will be. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material effect on our financial condition, results of operations or cash flows.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

The outcome of such items cannot be determined with certainty; therefore we cannot predict what the eventual loss or range of loss related to such matters will be. Our management believes that, based on currently available information, the final outcome of these current pending matters will not have a material effect on our cash flow, results of operations or financial position.

ITEM 4. [RESERVED]

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Class A Common Stock

Our Class A common stock is traded in the Nasdaq Global Market under the symbol "BGCP." There is no public trading market for our Class B common stock which is held by Cantor. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of our Class A common stock, as reported in the consolidated transaction reporting system.

The Company declared quarterly dividends of $0.09, $0.09, $0.08 and $0.06 for the first, second, third and fourth quarters of 2009, respectively.

	High	Low
2010		
First Quarter (through March 4, 2010)	$ 5.50	$ 5.30
2009		
First Quarter	$ 3.24	$ 1.40
Second Quarter	$ 4.05	$ 2.18
Third Quarter	$ 4.74	$ 3.78
Fourth Quarter	$ 5.66	$ 4.13
2008		
First Quarter	$12.97	$10.62
Second Quarter	$12.11	$ 6.90
Third Quarter	$ 7.73	$ 3.35
Fourth Quarter	$ 4.59	$ 2.15

On March 4, 2010, the last reported closing price of our Class A common stock on the NASDAQ Global Market was $5.45. As of March 4, 2010, there were 343 holders of record of our Class A common stock and 2 holders of record of our Class B common stock.

Dividend Policy

Our board of directors has authorized a dividend policy which provides that we expect to pay not less than 75% of our post-tax distributable earnings per fully diluted share (defined below) as cash dividends to all common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our common stock or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers. We calculate our "post-tax distributable earnings" generally as our GAAP income (loss) from continuing operations before minority interest and income taxes and excluding certain non-cash compensation and other non-cash expenses as well as non-cash undistributed income or non-cash losses from our equity investments, adjusted to assume that such earnings were taxed at the same effective tax rate as BGC Partners, Inc. (please see below for a more detailed definition of post-tax distributable earnings).

Our board of directors and our audit committee have authorized repurchases of our common stock and purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries as part of this policy, including those held by Cantor or our executive officers, at the volume weighted average price, to the extent available, of such securities on the date on which such purchase or repurchase is made. As of March 10, 2010, we had $29.5 million remaining under this authorization and may continue to actively make repurchases or cease to make repurchases, from time to time. We expect to pay such dividends, if and when declared by our board of directors and our audit committee, on a quarterly basis. The dividend to stockholders is expected to be calculated based on post-tax distributable earnings allocated to BGC Partners, Inc. and generated over the fiscal quarter ending prior to the record date for the dividend.

We are a holding company with no direct operations and therefore we are able to pay dividends only from our available cash on hand and funds received from distributions from BGC U.S. and BGC Global.

The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors. Our ability to pay dividends may also be limited by regulatory considerations as well as covenants contained in future financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Accordingly, any unanticipated accounting, tax or other charges against net income may adversely affect our ability to declare dividends. While we intend to declare and pay dividends quarterly, there can be no assurance that our board of directors will declare dividends at all or on a regular basis or that the amount of dividend will not change.

Certain Definitions

"Revenues for distributable earnings", "pre-tax distributable earnings" and "post-tax distributable earnings" are supplemental measures of operating performance used by management to evaluate the financial performance of BGC Partners and its subsidiaries. We believe that distributable earnings best reflects the operating earnings generated by the Company on a consolidated basis and are the earnings which management considers available for distribution to BGC Partners, Inc. and its common stockholders as well as to holders of BGC Holdings partnership units during any period. As compared with "income (loss) from continuing operations before income taxes and non-controlling interest in subsidiaries", "net income (loss) for fully diluted shares," and "fully diluted earnings (loss) per share," all prepared in accordance with GAAP, distributable earnings calculations exclude certain non-cash compensation and other expenses which do not involve the receipt or outlay of cash by BGC Partners, and which do not dilute existing stockholders, and which do not have economic consequences, as described below.

Revenues for distributable earnings are defined as GAAP revenues excluding the non-cash impact of BGC Partners' pro rata share of earnings or losses from its equity investments, such as in Aqua Securities, L.P. ("Aqua") and ELX Electronic Liquidity Exchange ("ELX").

Pre-tax distributable earnings are defined as GAAP income (loss) from continuing operations before income taxes and non-controlling interest in subsidiaries excluding non-cash, non-dilutive, and non-economic items, including, for example:

- Non-cash stock based equity compensation charges, for equity granted or issued prior to the merger of BGC Partners with and into eSpeed, as well as post-merger non-cash, non-dilutive equity-based compensation related to founding partner unit and REU conversion;
- Non-cash undistributed income or non-cash loss from BGC Partners' equity investments including Aqua and ELX; and
- Non-cash asset impairment charges, if any.

Because net income is allocated equally to each equity ownership class based on each class's pro rata economic ownership, BGC Partners' discussion and presentation of distributable earnings treats all fully diluted shares of equity as if converted to a single class of stock and thus excludes the allocation of net income to founding/working partner units and REUs.

Since distributable earnings are calculated on a pre-tax basis, management intends to also report "post-tax distributable earnings" and "post-tax distributable earnings per fully diluted share."

- Post-tax distributable earnings are defined as pre-tax distributable earnings adjusted to assume that all pre-tax distributable earnings were taxed at the same effective rate.
- Post-tax distributable earnings per fully diluted share are defined as post-tax distributable earnings divided by the weighted average number of fully diluted shares for the period.

In addition to the pro rata distribution of net income to BGC Holdings founding/working partner units, to REUs, and to Cantor for its non-controlling interest, BGC Partners, Inc. also expects to pay a quarterly dividend to its stockholders. The amount of all of these payments is expected to be determined using the same definition of distributable earnings. The dividend to stockholders is expected to be calculated based on post-tax distributable earnings allocated to BGC Partners, Inc. and generated over the fiscal quarter ending prior to the record date for the dividend. No assurance can be made, however, that a dividend will be paid each quarter.

Employees who are holders of unvested restricted stock units ("RSUs") are granted pro-rata payments equivalent to the amount of dividend paid to common stockholders. Under GAAP, dividend equivalents on unvested RSUs are required to be taken as a compensation charge in the period paid. However, to the extent that they represent cash payments made from the prior period's distributable earnings, they do not dilute existing stockholders and are therefore excluded from the calculation of distributable earnings.

Distributable earnings is not meant to be an exact measure of cash generated by operations and available for distribution, nor should it be considered in isolation or as an alternative to cash flow from operations or income (loss) for fully diluted shares. The Company views distributable earnings as a metric that is not necessarily indicative of liquidity or the cash available to fund its operations.

Pre- and post-tax distributable earnings are not intended to replace the presentation of BGC Partners, Inc.'s GAAP financial results. However, management does believe that they will help provide investors with a clearer understanding of the Company's financial performance and offer useful information to both management and investors regarding certain financial and business trends related to our financial condition and results from operations. Management believes that distributable earnings and the GAAP measures of the Company's financial performance should be considered together.

Issuer Purchases of Equity Securities

On August 5, 2004, our Board of Directors authorized the repurchase of up to $100 million of outstanding Class A common stock to replace the remaining $20.5 million authorized from the prior plan. As of March 10, 2010, approximately $29.5 million from this plan was available for further share repurchases. From time to time, we may actively repurchase shares. As of March 10, 2010, on a life to date basis, we had repurchased an aggregate of 15.1 million shares of our Class A common stock for a total purchase price of approximately $92.1 million. The reacquired shares have been designated treasury shares and will be used for general corporate purposes. We have continued to make purchases in the first quarter of 2010 and may actively purchase shares from time to time.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the last five years ended December 31, 2009. This selected consolidated financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the accompanying Notes thereto included elsewhere in this Annual Report on Form 10-K. Amounts in thousands, except per share data.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Consolidated Statement of Operations Data:					
Revenues:					
Commissions	$ 693,818	$ 871,198	$ 802,956	$ 599,486	$ 446,378
Principal transactions	379,767	247,404	205,049	134,939	119,586
Total brokerage revenues	1,073,585	1,118,602	1,008,005	734,425	565,964
Fees from related parties	58,877	76,126	53,809	28,638	15,244
Market data	17,953	19,404	18,981	17,409	16,283
Software solutions	7,419	7,780	10,983	16,981	15,534
Interest income	7,252	11,813	22,968	31,086	15,208
Other revenues	5,923	2,276	2,895	26,203	5,155
(Losses) gains on equity investments	(8,687)	(7,069)	(715)	102	—
Total revenues	1,162,322	1,228,932	1,116,926	854,844	633,388
Expenses:					
Compensation and employee benefits	725,139	819,413	649,507	560,016	434,862
Allocation of net income to founding/working partner units	11,619	10,849	—	—	—
Allocation of net income to REUs/RPUs	5,112	551	—	—	—
Total compensation and employee benefits	741,870	830,813	649,507	560,016	434,862
Other expenses	355,964	388,345	424,745	392,036	282,356
Total expenses	1,097,834	1,219,158	1,074,252	952,052	717,218
Income (loss) from continuing operations before income taxes	64,488	9,774	42,674	(97,208)	(83,830)
Provision (benefit) for income taxes	23,675	20,115	9,320	(1,547)	(9,267)
Consolidated net income (loss) from continuing operations	40,813	(10,341)	33,354	(95,661)	(74,563)
Loss from discontinued operations	—	—	—	(646)	(145)
Income tax (provision) benefit from discontinued operations	—	—	—	(4)	28
Cumulative effect of a change in accounting principle	—	—	—	(10,080)	—
Consolidated net income (loss)	40,813	(10,341)	33,354	(106,391)	(74,680)
Less: Net income attributable to noncontrolling interest in subsidiaries	20,788	19,368	2,352	—	—
Net income (loss) available to common stockholders	$ 20,025	$ (29,709)	$ 31,002	$ (106,391)	$ (74,680)
Per share data:					
Basic earnings (loss) per share	$ 0.25	$ (0.28)	$ 0.17	$ (0.58)	$ (0.40)
Fully diluted earnings (loss) per share	$ 0.24	$ (0.28)	$ 0.17	$ (0.58)	$ (0.40)
Basic weighted average shares of common stock outstanding	80,350	105,771	184,326	184,074	185,209
Fully diluted weighted average shares of common stock outstanding	211,036	105,771	185,482	184,074	185,209
Cash and cash equivalents	$ 469,301	$ 204,930	$ 277,299	$ 130,888	$ 164,437
Total assets	$1,464,549	$1,068,341	$1,377,629	$1,497,624	$1,233,043
Notes payable and collateralized borrowings	$ 167,586	$ 150,000	$ 196,818	$ 248,896	$ 154,318
Total liabilities	$1,026,651	$ 624,560	$ 905,952	$1,072,764	$ 744,318
Total stockholders' and members' equity	$ 201,889	$ 188,250	$ 469,325	$ 424,860	$ 488,725

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of BGC Partners, Inc. financial condition and results of operations should be read together with BGC Partners, Inc. consolidated financial statements and notes to those statements, included elsewhere in this document. When used herein, the terms "BGC Partners," "BGC" the "Company," "we," "us" and "our" refer to BGC Partners, Inc., including consolidated subsidiaries.

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements.

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to:

- pricing and commissions and market position with respect to any of our products and services and those of our competitors;
- the effect of industry concentration and reorganization, reduction of customers and consolidation;
- liquidity, clearing capital requirements and the impact of recent credit market events;
- market conditions, including trading volume and volatility, and further deterioration of the equity and debt capital markets;
- our relationship with Cantor Fitzgerald, L.P. and its affiliates ("Cantor") and any related conflicts of interest, competition for and retention of brokers and other managers and key employees, reliance on Cantor for liquidity and capital and other relationships;
- economic or geopolitical conditions or uncertainties;
- the extensive regulation of the Company's businesses, changes in regulations relating to the financial services industry, and risks relating to compliance matters;
- factors related to specific transactions or series of transactions, including credit, performance and unmatched principal risk, as well as counterparty failure, and the impact of fraud and unauthorized trading;
- the costs and expenses of developing, maintaining and protecting intellectual property, including judgments or settlements paid or received in connection with intellectual property, or employment or other litigation and their related costs;
- certain financial risks, including the possibility of future losses and negative cash flow from operations, potential liquidity and other risks relating to the ability to obtain financing or refinancing of existing debt and risks of the resulting leverage, as well as interest and currency rate fluctuations;
- the ability to enter new markets or develop new products, trading desks, marketplaces or services and to induce customers to use these products, trading desks, marketplaces or services and to secure and maintain market share;
- the ability to enter into marketing and strategic alliances and other transactions, including acquisitions, dispositions, reorganizations, partnering opportunities and joint ventures, and the integration of any completed transactions;
- the ability to hire new personnel;

- the ability to expand the use of technology for our hybrid platform, including hybrid and fully electronic trading;
- effectively managing any growth that may be achieved;
- financial reporting, accounting and internal control factors, including identification of any material weaknesses in our internal controls and our ability to prepare historical and pro forma financial statements and reports in a timely manner;
- the effectiveness of risk management policies and procedures and the impact of unexpected market moves and similar events;
- the ability to meet expectations with respect to payment of dividends, distributions and repurchases of our common stock or purchases of BGC Holdings, L.P. ("BGC Holdings") limited partnership interests or other equity interests in our subsidiaries, including from Cantor, our executive officers, and our employees; and
- the risks and other factors described herein under the heading "Item 1A—Risk Factors as set forth in this Annual Report on Form 10-K and other reports on Form 10-Q."

The foregoing risks and uncertainties, as well as those risks discussed under the heading "Item 7A—Quantitative and Qualitative Disclosures About Risk" and elsewhere in the Company's Form 10-K, may cause actual results to differ materially from the forward-looking statements. The information included herein is given as of the filing date of this Form 10-K with the SEC, and future events or circumstances could differ significantly from these forward-looking statements. The Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This discussion summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2009 and 2008. This discussion is provided to increase the understanding of, and should be read in conjunction with, our consolidated financial statements and the accompanying notes thereto included elsewhere in this Report.

Overview

BGC Partners is a leading global financial intermediary to the financial markets specializing in the brokering of a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commodities, futures, structured products and other instruments. BGC Partners also provides a full range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back office services to a broad range of financial and non-financial institutions. Through its eSpeed and BGCantor Market Data brands, BGC Partners also offers financial technology solutions and market data and analytics related to select financial instruments and markets. BGC Partners' customers include many of the world's largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments and investment firms. BGC Partners' integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or, where available, fully electronic brokerage services in connection with transactions executed either OTC or through an exchange. BGC Partners has offices in New York and London, as well as in Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, Sao Paulo, Sarasota, Seoul, Singapore, Sydney, Tokyo and Toronto.

Prior to the events of September 11, 2001, BGC Partners' brokerage business was widely recognized as one of the leading full-service wholesale inter-dealer brokers in the world. After September 11, 2001 and the loss of the majority of its U.S.-based employees, its brokerage business operated primarily in Europe. In August 2004, Cantor announced the restructuring of its inter-dealer brokerage business, renaming it "BGC," in honor of B. Gerald Cantor, Cantor's co-founder and a pioneer in screen brokerage services and fixed income market data products. Over the past several years, BGC Partners has re-established its U.S. presence and has continued to expand its global presence through the acquisition and integration of established brokerage companies and the hiring of experienced brokers. Through these actions, BGC Partners has been able to expand its presence in key markets and position its business for sustained growth.

On April 1, 2008, BGC Partners, LLC merged with and into eSpeed Inc. to form BGC Partners. eSpeed is a leader in developing and deploying electronic marketplaces and related trading technology that offers traders access to some of the most liquid, efficient and neutral financial markets in the world. eSpeed is an innovator in its core electronic marketplaces, the government bond markets of the world. The merger combined eSpeed's electronic marketplaces and related electronic trading technology expertise in the government bond and its other markets with BGC Partners' traditional inter-dealer brokerage businesses. Management believes this combination will position BGC Partners as one of the few financial intermediaries with hybrid capabilities and technology thus allowing them to offer superior execution to its clients and drive higher trading volumes. Prior to the merger, BGC Partners and eSpeed had a strong relationship through a Joint Services Agreement ("JSA") under which revenues for certain services were shared. Management believes that the merger has helped drive efficiencies and align the interests of both firms so that they can better focus eSpeed's technology on supporting BGC Partners' brokerage services.

Business Environment

The financial intermediary sector has been a competitive area that has had strong revenue growth over the period from 2001 through the middle of 2008 due to several factors. One factor is the increasing use of derivatives to manage risk or to take advantage of the anticipated direction of a market by allowing holders to guard against gains or losses in the price of underlying assets without having to buy or sell the underlying assets. Derivatives are often used to mitigate the risks associated with interest rate movements, equity ownership, changes in the value of foreign currency, credit defaults by corporate and sovereign debtors and changes in the prices of commodity products. Over the past decade, demand from financial institutions, financial services intermediaries and large corporations have increased volumes in the wholesale derivatives market, thereby increasing the business opportunity for financial intermediaries.

Another key factor in the growth of the financial intermediary sector over the past decade has been the increase in the number of new products. As market participants and their customers strive to mitigate risk, new types of equity and fixed income securities, futures, options and other financial instruments are developed. These new securities and derivatives are not immediately ready for more liquid and standardized electronic markets, and generally increase the need for trading and require broker-assisted execution.

During the second half of 2008, and the first three quarters of 2009, the continuing credit crisis and ensuing global economic slowdown, has resulted in consolidation among some of the larger market participants. For much of this period, most of our largest customers and their clients have curtailed risk taking, de-levered, and/or seen a decline in trading activity across many of their products. As a result, during this period, there was an industry-wide slowdown in growth or outright decline in the volumes for many of the OTC and listed products we broker. At the same time, the continued high volatility by historical standards and decrease in the number of market participants led to widening bid-ask spreads in certain markets.

The revenues generated by sales and trading arms of our largest customers are more correlated with wider spreads than are the revenues of financial intermediaries such as exchanges and IDBs. Because revenues for the latter tend to be more correlated to volumes than spreads, the net results of the credit crisis has been strong year over year revenue growth in 2009 for the sales and trading arms of our largest customers coupled with lower year-over-year revenues for many financial intermediaries including BGC Partners and its four publicly traded IBD competitors. In December 2009 industry wide volumes for most of the products we broker increased year-over-year, and as a result the business environment for most financial intermediaries, including BGC Partners, has improved. We cannot be certain how long these more favorable conditions will persist, however.

As some of our largest customers reduce their staffing levels in many of the markets in which we operate, full-service financial intermediaries may see increased opportunity to be the outsourced provider of market intelligence, operational expertise and liquidity to help our clients as they seek to operate in the current uncertain economic climate. BGC Partners has invested significantly to capitalize on the current business environment through acquisitions, technology spending and the hiring of new brokers. The business climate for these acquisitions has been competitive and it is expected that these conditions will persist for the foreseeable future. BGC Partners has been able to attract businesses and brokers to its platform as it believes they recognize that BGC Partners has the scale, technology, experience and expertise to succeed in the current business environment. See "ITEM 1. BUSINESS" for more information and background on the business environment for financial intermediaries.

Financial Overview

Revenues

Our revenues are derived primarily from brokerage commissions charged for either agency or matched principal transactions, fees charged for market data and analytics products, software solutions, fees from related parties and interest income.

Brokerage

We earn revenues from inter-dealer voice brokerage services on both an agency and matched principal basis. In agency transactions, we charge a commission for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. After all material terms of a transaction are agreed upon, we identify the buyer and seller to each other and leave them to settle the trade directly. Principal transaction revenues are primarily derived from matched principal transactions whereby revenues are earned on the spread between the buy and the sell price of the brokered security, commodity or derivative. Customers either see the buy or sell price on a screen or are given this information over the phone. The brokerage fee is then added to the buy or sell price, which represents the spread we earn as principal transactions revenues. On a limited basis, we enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers, or for the purpose of proprietary trading. We also provide market data products for selected financial institutions.

We offer our brokerage services in four broad product categories: rates, credit, foreign exchange, and equities and other asset classes. The chart below details brokerage revenues by product category and by voice/ hybrid versus fully electronic (in thousands):

	For the Year Ended December 31,		
	2009	2008	2007
Brokerage revenue by product (actual results)(1):			
Rates	$ 524,909	$ 554,104	$ 560,341
Credit	331,383	307,488	229,121
Foreign exchange	94,810	140,858	135,811
Equities and other asset classes	122,483	116,152	82,732
Total brokerage revenues	$1,073,585	$1,118,602	$1,008,005
Brokerage revenue by product (percentage):			
Rates	48.9%	49.5%	55.6%
Credit	30.9	27.5	22.7
Foreign exchange	8.8	12.6	13.5
Equities and other asset classes	11.4	10.4	8.2
Total brokerage revenues	100.0%	100.0%	100.0%
Brokerage revenue by voice/hybrid and fully electronic (actual results):			
Voice/hybrid	$ 998,224	$1,051,498	$ 915,840
Fully electronic	75,361	67,104	92,165
Total brokerage revenues	$1,073,585	$1,118,602	$1,008,005
Brokerage revenue by voice/hybrid and fully electronic (percentage):			
Voice/hybrid	93.0%	94.0%	90.9%
Fully electronic	7.0	6.0	9.1
Total brokerage revenues	100.0%	100.0%	100.0%

(1) Reclassifications of revenues across product categories may be reflected retroactively.

As the above table indicates, our brokerage operations in the rates product category produce a significant percentage of our total brokerage revenues. We expect that revenues from rates product brokerage operations will increase in absolute terms, but decline as a percentage of revenues as we continue to invest in expanding in other asset classes such as credit derivatives, foreign exchange, energy, commodities and equity-related products. Our brokerage revenue growth over the past three years was primarily driven by synergies arising from the integration of prior acquisitions and expansion, our broad product knowledge, and new product offerings. These factors have enabled us to provide our client base with robust services across global markets.

Our position as a leading broker is enhanced by our hybrid brokerage platform. We believe that the more complex, less liquid markets on which we focus often require significant amounts of personal and attentive service from our brokers. In more mature markets, we offer electronic trading capabilities to our customers through our eSpeed branded platform. Our hybrid platform allows our customers to trade on a voice, screen-assisted, voice-assisted or, where available, fully electronic basis, regardless of whether the trade is OTC or exchange-based, and to benefit from the experience and market intelligence of our worldwide brokerage network. Our electronic capabilities include clearing, settlement and other back office services as well as straight-through processing for our customers across several products. Furthermore, we participate in the operational leverage from our fully electronic platform. We believe our hybrid brokerage approach provides a competitive advantage over competitors who do not offer this full range of technology.

Rates

Our rates business is focused on government debt, futures and currency and interest rate derivatives, which are among the largest, most global and most actively traded markets. The main drivers of these markets are global macroeconomic forces such as growth, inflation, government budget policies and the volume of new issuance.

Credit

We provide our brokerage services in a wide range of credit instruments, including asset-backed securities, convertible bonds, corporate bonds, credit derivatives and high yield bonds. The market for the most fundamental form of credit derivative, the credit default swap, (which we refer to as "CDS,") has grown significantly since its introduction in the mid-1990's.

Foreign Exchange

The foreign exchange market is one of the largest financial markets in the world. Foreign exchange transactions can either be undertaken in the spot market, in which one currency is sold and another is bought, or in the derivative market in which future settlement of the identical underlying currencies are traded. Participants range from central banks to individuals, hedge funds and multi-national corporations using foreign exchange trading to manage risk and speculate. Our experience within this market has grown since 2004 to manage increased levels of foreign exchange trading. Our foreign exchange options business now has brokers servicing banking institutions around the world. Headquartered in London, our foreign exchange options team has brokers located in New York, Hong Kong, Singapore, Tokyo and Sydney. We provide full execution OTC brokerage services in most major currencies, including all G8 currencies, emerging market, cross and exotic options currencies.

Equities and Other Asset Classes

We provide brokerage services in a range of markets for equity products, including cash equities, equity derivatives, equity index futures and options on equity products. In addition, we have a small commodities and energy derivatives business.

We increased our presence in equities markets in 2006 with our acquisition of Aurel Leven, one of the leading independent inter-dealer brokers in Paris, active in the equities, equity derivatives and fixed income markets. Volumes in equity products also increased as our clients continued to integrate their trading of certain equity and credit derivative products in an effort to exploit arbitrage and correlation opportunities that arise from the volatility in price fluctuations of debt and equity instruments issued by a company.

Market Data

We complement our trading services by providing our market data to our customers through our BGCantor Market Data product. BGCantor Market Data is the source of real-time pricing and other data derived through BGC Partners and eSpeed for U.S. and European securities and derivatives. Current products include real-time data in live markets for U.S. Treasuries, European government bonds, Eurobonds, foreign exchange spot and option, ELX US treasury futures, and U.S. dollar interest rate swaps. These market data services are available across a broad array of distribution channels, including Bloomberg, Reuters, CQG, DTN, eSignal, Infotec, and QUICK Financial.

Software Solutions

Through our software solutions business, we provide customized software to broaden distribution capabilities and provide electronic solutions to financial market participants. The software solutions business leverages our global infrastructure, software, systems, portfolio of intellectual property, and electronic trading expertise to provide customers with electronic marketplaces and exchanges and real-time auctions to enhance debt issuance and to customize trading interfaces. We take advantage of the scalability, flexibility and functionality of our eSpeed branded electronic trading system to enable our customers to distribute branded products to their customers through online offerings and auctions, including private and reverse auctions, via our trading platform and global network. Using screen-based market solutions, customers are able to develop a marketplace, trade with their customers, issue debt, trade odd lots, access program trading interfaces and access our network and intellectual property.

Fees from Related Parties

We earn fees from related parties for technology services and software licenses provided to affiliates, particularly ELX. We also earn fees from related parties for certain administrative and back office services we provide to Cantor. These administrative and back office services include office space, utilization of fixed assets, accounting services, operational support, human resources, legal services and information technology.

Interest Income

We generate interest income primarily from the investment of our daily cash balances, interest earned on securities owned and reverse repurchase agreements. These investments and transactions are generally short-term in nature.

Expenses

Compensation and Employee Benefits

The majority of our operating costs consist of cash and non-cash compensation expenses, which include base salaries, broker bonuses based on broker production, guaranteed bonuses, other discretionary bonuses, and all related employee benefits and taxes. Our employees consist of brokers, executives and other administrative support. The majority of our brokers receive a base salary and a formula bonus based primarily on a pool of brokers' production for a particular product or sales desk, as well as on the individual broker's performance. Members of our sales force receive either a base salary or a draw on commissions. Less- experienced salespeople typically receive base salaries. Compensation and employee benefits also include forgivable loans generally given to new or current employees as they sign new employment agreements with us. These forgivable loans are amortized over the term of the contract, which is generally two or three years or more, and typically include repayment clauses should the employee terminate his or her employment before the end of the term of the loan.

Additionally, beginning in 2009, the Company has entered into various agreements with certain of its partners whereby these individuals receive loans that are expected to be repaid from the distribution earnings the individual receives on their BGC Holdings limited partnership interests. The loans are termed Prepaid Partnership Distribution (PPD) loans. In certain instances, the portion of the loan balance not repaid from distribution earnings is forgivable. PPD Loans, both those that are forgivable and those that are not forgivable, are included as part of "Forgivable loans and other loan receivables from employees and partners" in the Company's consolidated statements of financial condition.

Beginning in 2007, we also entered into deferred compensation agreements with select employees providing service to BGC Partners. The costs associated with such plans are generally amortized over the period in which they vest. See Note 16—"Stock-Based Compensation" in the BGC Partners Inc.'s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

Other Operating Expenses

We have various other operating expenses. We incur leasing, equipment and maintenance expenses for our affiliates worldwide. We also incur selling and promotion expenses, which include entertainment, marketing and travel-related expenses. We incur communication expenses for voice and data connections with our clients, clearing agents and general usage; professional and consulting fees for legal, audit and other special projects; and interest expense related to short-term operational funding needs, and notes payables and collateralized borrowings.

Primarily in the United States, we pay fees to Cantor for performing certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support. Management believes that these allocations are a reasonable reflection of the utilization of services rendered. However, the expenses allocated for these services are not necessarily indicative of the expenses that would have been incurred if we had not obtained these services from Cantor. In addition, these allocations may not reflect the costs of services we may receive from Cantor in the future. We incur commissions and floor brokerage fees for clearing, brokerage and other transactional expenses for clearing and settlement services. We also incur various other normal operating expenses.

Provision (Benefit) for Income Taxes

We incur tax expenses based on the location, legal structure and jurisdictional taxing authorities of each of our subsidiaries. Certain BGC Partners entities are treated as U.S. partnerships for U.S. federal income tax purposes. As such, much of the income is not subject to U.S. federal and state income taxes because taxes related to income earned by partnerships represent obligations of the individual partners. The partner's liability or benefit is not reflected in the BGC Partners Inc.'s consolidated financial statements. Outside of the United States, we operate principally through subsidiary corporations subject to local income taxes. Our consolidated financial statements include U.S. federal, state and local income taxes on our allocable share of the U.S. results of operations, as well as taxes payable to jurisdictions outside the U.S.

Financial Highlights

Total revenues were $1,162.3 million and $1,228.9 million for the years ended December 31, 2009 and 2008, respectively, representing a 5.4% decrease. The main factors contributing to the decline are:

- An overall decline in volumes in most of the markets in which we provide brokerage services.
- A decrease in brokerage revenues associated with rates products which was primarily attributable to industry wide declines in the volumes of both interest rate swaps and government bonds.
- Consolidation amongst large fixed fee customers.
- A decrease in foreign exchange brokerage revenues driven primarily by an industry wide reduction in foreign exchange option turnover.

These factors were partially offset by the following:

- An increase in our front-office personnel from 1,319 at December 31, 2008 to 1,553 at December 31, 2009.
- Continued selective expansion into the global markets including new offices in Brazil and Moscow.
- A continued focus on, and investment in, growing and higher commission-producing areas that complement our existing brokerage services, including credit products for which revenues increased to $331.4 million for the year ended December 31, 2009 as compared to $307.5 million for the year ended December 31, 2008 and equities and other asset classes, particularly cash equities and equity derivatives, for which revenues increased to $122.5 million for the year ended December 31, 2009 as compared to $116.2 million for the year ended December 31, 2008.
- Revenues related to fully electronic trading increased 12.5% to $95.9 million for the year ended December 31, 2009 driven by significant increases in fully electronic revenues from foreign exchange and credit brokerage. For 2009, this includes $75.4 million in brokerage revenues and $20.5 million in fees from related parties.
- In the latter stages of 2009 and into 2010 we have seen volumes increase. The industry wide volumes for December 2009 and January 2010, for most of our brokerage products increased year over year.

Results of Operations

The following table sets forth BGC's Consolidated Statements of Operations data expressed as a percentage of total revenues for the periods indicated (in thousands):

	For The Year Ended December 31,					
	2009		2008		2007	
	Actual Results	Percentage of Total Revenues	Actual Results	Percentage of Total Revenues	Actual Results	Percentage of Total Revenues
Revenues:						
Commissions	$ 693,818	59.7%	$ 871,198	70.9%	$ 802,956	71.9%
Principal transactions	379,767	32.7	247,404	20.1	205,049	18.4
Total brokerage revenues	1,073,585	92.4	1,118,602	91.0	1,008,005	90.3
Fees from related parties	58,877	5.1	76,126	6.2	53,809	4.8
Market data	17,953	1.5	19,404	1.6	18,981	1.7
Software solutions	7,419	0.6	7,780	0.6	10,983	1.0
Interest income	7,252	0.6	11,813	1.0	22,968	2.1
Other revenues	5,923	0.5	2,276	0.2	2,895	0.3
Losses on equity investments	(8,687)	(0.7)	(7,069)	(0.6)	(715)	(0.2)
Total revenues	1,162,322	100.0	1,228,932	100.0	1,116,926	100.0
Expenses:						
Compensation and employee benefits	725,139	62.4	819,413	66.7	649,507	58.2
Allocation of net income to founding/working partner units	11,619	1.0	10,849	0.9	—	—
Allocation of net income to REUs/RPUs	5,112	0.4	551	—	—	—
Total compensation and employee benefits	741,870	63.8	830,813	67.6	649,507	58.2
Occupancy and equipment	108,014	9.3	111,906	9.1	115,683	10.4
Fees to related parties	13,882	1.2	15,294	1.2	31,886	2.8
Professional and consulting fees	34,350	3.0	52,016	4.2	64,232	5.8
Communications	66,028	5.7	66,916	5.5	58,335	5.2
Selling and promotion	57,437	4.9	62,087	5.1	55,719	5.0
Commissions and floor brokerage	16,536	1.4	24,600	2.0	22,050	2.0
Interest expense	9,920	0.9	18,950	1.5	26,251	2.3
Other expenses	49,797	4.3	36,576	3.0	50,589	4.5
Total expenses	1,097,834	94.5	1,219,158	99.2	1,074,252	96.2
Income (loss) from continuing operations before income taxes	64,488	5.5	9,774	0.8	42,674	3.8
Provision (benefit) for income taxes	23,675	2.0	20,115	1.6	9,320	0.8
Consolidated net income (loss) from continuing operations	40,813	3.5	(10,341)	(0.8)	33,354	3.0
Less: Net income attributable to noncontrolling interest in subsidiaries	20,788	1.8	19,368	1.6	2,352	0.2
Net income (loss) available to common stockholders	$ 20,025	1.7%	$ (29,709)	(2.4)%	$ 31,002	2.8%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Brokerage Revenues

Total brokerage revenues decreased by $45.0 million, or 4.0%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Commission revenues decreased by $177.4 million, or 20.4%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Principal transactions revenues increased by $132.4 million, or 53.5%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase in principal transactions revenue and decrease in commission revenue was driven primarily by an increase in the proportion of transactions we brokered that were centrally-cleared.

The decrease in rates revenues of $29.2 million was primarily attributable to an industry-wide decline in volumes for both interest rates derivatives and government bonds as well as to the consolidation among large fixed fee eSpeed U.S. Treasury customers.

The increase in credit brokerage revenues of $23.9 million was driven primarily by continued expansion of our core credit business, including increased brokering of credit default swaps used by the Company's clients to hedge the underlying cash bonds and by growth in the electronic trading of credit default swaps.

The decrease in foreign exchange revenues of $46.0 million was driven primarily by an industry wide reduction in foreign exchange option turnover, particularly in emerging markets, partially offset by an increase in BGC Partners' fully electronic foreign exchange revenues.

The increase in brokerage revenues from equities and other asset classes of $6.3 million was driven by strong organic growth in equity related products, particularly in Europe

Fees from Related Parties

Fees from related parties decreased by $17.2 million, or 22.7%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The decrease was primarily due to lower fees charged to Cantor for certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support. Reductions in consultants and temporary staff resulted in lower costs incurred by us to provide these services. Fees from related parties are dependent upon both the costs incurred by us and the amount of administrative services utilized by Cantor.

Market Data

Market data revenues decreased by $1.5 million, or 7.5%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. This decrease was primarily due to a decline in existing customer usage, consolidation among clients, and the expiration of certain contracts. Partially offsetting this decrease was an increase in revenues from new clients.

Software Solutions

Software solutions revenues decreased by $0.4 million, or 4.6%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. This decrease was primarily due to a decrease in futures proprietary software sales. This decrease was partially offset by an increase in revenues related to vendors utilizing our KLEOS business services.

Interest Income

Interest revenues decreased by $4.6 million, or 38.6%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The decrease was primarily due to lower yields on investments of our excess cash in both money markets and reverse repurchase transactions during the year ended December 31, 2009. Also contributing to this decrease in interest revenues was the repayment of intercompany loans by Cantor to us as part of our separation from Cantor in April 2008.

Other Revenues

Other revenues increased by $3.6 million, or 160.2%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase was primarily driven by legal settlements received by us from our competitors during the year ended December 31, 2009.

Losses on Equity Investments

Losses on equity investments increased by $1.6 million, or 22.9% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase is driven by our share of losses in non-consolidated investments, including ELX, which launched in July 2009 and incurred additional expenses during the year ended December 31, 2009, in preparing for the launch and for post-launch IT support.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense decreased $88.9 million, or 10.7%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The decrease was primarily due to non-cash compensation charges of $84.3 million, in the first quarter of 2008, $47.3 million of which was in relation to the redemption of partnership units held by certain executive officers to settle outstanding loan obligations, and $37.0 million of which was in relation to the activation of exchangeability of founding partner interests held by certain executives, as part of the separation. The decrease was also due to our year-on-year decrease in brokerage revenues of $45.0 million, which resulted in lower commissions to brokers. Partially offsetting these decreases were increased compensation costs related to new hires.

Allocation of Net Income to Founding/Working Partners Units

Allocation of net income to founding/working partners units increased by $0.8 million, or 7.1% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The allocation of net income to founding/working partners units is based on their pro rata economic ownership.

Allocation of Net Income to REUs/RPUs

Allocation of net income to REUs/RPUs increased to $4.6 million, or 827.8% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The allocation of net income to REUs/RPUs is based on their pro rata economic ownership.

Occupancy and Equipment

Occupancy and equipment expense decreased by $3.9 million, or 3.5%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The decrease was primarily due to lower depreciation expense on computer equipment due to certain equipment being fully depreciated and certain assets that were written off during 2008 and not replaced. In addition, there was a reduction in the purchases of non-capitalized software during 2009. These decreases were partially offset by an increase in rent expense and the costs of acquiring new non-US software licenses in our new foreign locations.

Fees to Related Parties

Fees to related parties decreased by $1.4 million, or 9.2%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The decrease was primarily due to an agreement we entered into in conjunction with the merger, whereby we leased (from Cantor) certain administrative and other support employees, who provide services to us. As a result of this agreement, the compensation costs related to these employees, which had been recorded as part of "Fees to related parties" prior to the merger, is now recorded as part of "Compensation and employee benefits".

Professional and Consulting Fees

Professional and consulting fees decreased by $17.7 million, or 34.0%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The decrease was primarily attributable to a significant reduction in consultant fees and temporary staff costs as result of the Company's initiative to replace outside vendors and consultants with full time employees. Also contributing to this decrease was the completion of certain key projects during 2008 including the merger, and the implementation of Oracle. Partially offsetting these decreases were increased legal fees incurred during the year ended December 31, 2009.

Communications

Communications expense decreased by $0.9 million, or 1.3%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. This decrease was primarily related to the Company's initiative implemented in December 2008 to centralize our communications to improve efficiency and eliminate idle capacity. This decrease was partially offset by an increase in market data costs associated with our increased number of brokers. In addition, market data usage rates increased effective January 1, 2009.

Selling and Promotion

Selling and promotion expense decreased by $4.7 million, or 7.5%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. This decrease was primarily due to the decrease in total revenues. Selling and promotion expense as a percentage of total revenues remained relatively unchanged at approximately 4.9% and 5.1% for the years ended December 31, 2009 and 2008 respectively.

Commissions and Floor Brokerage

Commissions and floor brokerage expense decreased by $8.1 million, or 32.8%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. This decrease was primarily due to the recognition of non-recurring expenses recorded in the year ended December 31, 2008

Interest Expense

Interest expense decreased by $9.0 million, or 47.7%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The decrease was primarily due to the debt restructuring as part of our separation from Cantor, which included the repayment of intercompany loans and the issuance of new senior notes at more favorable interest rates. The favorable interest rate environment also contributed to lower overall interest expenses in the year ended December 31, 2009. Partially offsetting these decreases was an increase in interest costs related to our notes payable which were outstanding for the full year ended December 31, 2009 and outstanding for only nine months of the year ended December 31, 2008.

Other Expenses

Other expenses increased $13.2 million, or 36.1%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase was partially due to increased litigation costs during the year ended December 31, 2009. Also contributing to this increase was a $3.9 million increase in charitable contributions primarily related to our annual Charity Day and a one-time expense in the amount of $3.5 million relating to the Company assuming the liability of a September 11, 2001 workers' compensation policy during the year ended December 31, 2009. These increases were partially offset by certain asset write-off charges recorded in Europe during the year ended December 31, 2008.

Noncontrolling Interest in Subsidiaries

Noncontrolling interest in subsidiaries increased $1.4 million, or 7.3%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase was due to the recognition of $3.1 million in noncontrolling interest for Cantor's interest in BGC Holdings, which is based on Cantor's pro rata economic ownership, as well as a $1.7 million decrease in the non-controlling interest recognized for Cantor's interest in Tower Bridge.

Provision for Income Taxes

Provision for income taxes increased $3.6 million, or 17.7%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The main reason for the increase in income tax expenses was caused by an increase in taxable income in jurisdictions with higher income tax rates. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Brokerage Revenues

Total brokerage revenues increased by $110.6 million, or 11.0%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. Commission revenues increased by $68.2 million, or 8.5%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. Principal transactions revenues increased by $42.4 million, or 20.7%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007.

The decrease in rates revenues of $6.2 million was primarily attributable to the consolidation among large fixed fee eSpeed U.S. Treasury customers as well as lower industry-wide fully electronic U.S. Treasury volumes, partially offset by an increase in voice and hybrid rates revenue.

The increase in credit brokerage revenues of $78.4 million was driven primarily by continued expansion of our core credit business, including increased brokering of credit default swaps used by the Company's clients to hedge the underlying cash bonds and by growth in the electronic trading of credit default swaps.

The increase in foreign exchange revenues of $5.0 million was driven primarily by increased brokerage revenues from desks covering retail foreign exchange, G8 currency, emerging market foreign exchange options and exotic foreign exchange options, including our new foreign exchange desks in Asia. The volatility in the currency markets, in response to the weakening Euro and Sterling, also contributed to the increase.

The increase in brokerage revenues from other asset classes of $33.4 million was driven by strong organic growth in equity related products and the acquisition of energy broker Radix.

Fees from Related Parties

Fees from related parties increased by $22.3 million, or 41.5%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. This increase was primarily due to revenues earned from technology services and the software license provided to ELX in conjunction with the technology services agreement, which commenced in January 2008, as well as higher fees charged to Cantor for certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support. Fees from related parties are dependent upon both the costs incurred by us and the amount of administrative services utilized by Cantor.

Market Data

Market data revenues increased by $0.4 million, or 2.2%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The increase was primarily due to growth in existing customer usage.

Software Solutions

Software solutions revenues decreased by $3.2 million, or 29.2%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. This decrease was primarily due to the expiration of the Wagner Patent in February 2007 and a decrease in other license fees.

Interest Income

Interest revenues decreased by $11.2 million, or 48.6%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease was primarily due to lower yields on investments of our excess cash in both money markets and reverse repurchase transactions with Cantor.

Other Revenues

Other revenues decreased by $0.6 million, or 21.4%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease is primarily driven by various one-time transactions in 2007 that did not recur in 2008.

Losses on Equity Investments

Losses on equity investments increased by $6.4 million, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The increase is primarily driven by our share of losses in non-consolidated investments, including Aqua and ELX.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense increased $169.9 million, or 26.2%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The increase was primarily due to non-cash compensation charges of $84.3 million, in the first quarter $47.3 million of which was in relation to the redemption of partnership units held by certain executive officers to settle outstanding loan obligations, and $37.0 million of which was in relation to the activation of exchangeability of founding partner interests held by certain executives, as part of the separation.

The increase was also due to our year-on-year growth in brokerage of $110.6 million, which resulted in higher commissions to brokers of approximately $65.4 million. Additionally, we had $13.2 million in compensation expense related to certain administrative and other support employees who provide services to us, which we lease from Cantor pursuant to an agreement executed in the second quarter of 2008, which had been recorded as part of "Fees to related parties" in prior years.

Allocation of Net Income to Founding/Working Partners Units

Allocation of net income to founding/working partners units increased to $10.8 million for the year ended December 31, 2008 from zero for the year ended December 31, 2007. The recognition of the allocation to founding/working partners units is related to the recapitalization in conjunction with the merger. The allocation of net income to founding/working partners units is based on their pro rata economic ownership, which averaged 22.8% since the merger.

Allocation of Net Income to REUs/RPUs

Allocation of net income to REUs/RPUs increased to $0.6 million for the year ended December 31, 2008 from zero for the year ended December 31, 2007. The recognition of the allocation to REUs/RPUs is related to the recapitalization in conjunction with the merger. The allocation of net income to REUs/RPUs is based on their pro rata economic ownership, which averaged 1.8% since the merger.

Occupancy and Equipment

Occupancy and equipment expense decreased by $3.8 million, or 3.3%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease was primarily due to higher levels of in-progress software development projects, including those related to creation of ELX, which are not yet amortized.

Fees to Related Parties

Fees to related parties decreased by $16.6 million, or 52.0%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease was primarily due to an agreement we entered into in conjunction with the merger, whereby we leased certain administrative and other support employees, who provide services to us, from Cantor. As a result of this agreement, the compensation costs related to these employees, which had been recorded as part of "Fees to related parties" in prior years, is now recorded as part of "Compensation and employee benefits".

Professional and Consulting Fees

Professional and consulting fees decreased by $12.2 million, or 19.0%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease was primarily attributable to legal, audit and consulting fees related to the merger, as well as higher consulting fees incurred to upgrade our regulatory reporting infrastructure to comply with FSA requirements, incurred in 2007.

Communications

Communications expense increased by $8.6 million, or 14.7%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. As a percentage of total revenues, communications remained relatively unchanged across the two periods.

Selling and Promotion

Selling and promotion expense increased by $6.4 million, or 11.4%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. This expense as a percentage of total revenues remained relatively unchanged at approximately 5.0% across the two periods.

Commissions and Floor Brokerage

Commissions and floor brokerage expense increased by $2.6 million, or 11.6%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. This increase was primarily related to the expansion of our equity derivatives business, which is executed and/or cleared on exchange or via third-party.

Interest Expense

Interest expense decreased by $7.3 million, or 27.8%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease was primarily due to the debt restructuring as part of our separation from Cantor, which included the repayment of intercompany loans and the issuance of new senior notes at more favorable interest rates, partially offset by an increase in foreign exchange swap interest costs related to our overall cash management.

Other Expenses

Other expenses decreased $14.0 million, or 27.7%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease was primarily due to $6.6 million in merger-related expenses and $6.1 million in litigation reserves that were recognized during 2007, that did not recur in 2008.

Noncontrolling Interest in Subsidiaries

Noncontrolling interest in subsidiaries increased $17.0 million, or 723.5%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The increase was due to the recognition of $16.3 million in non-controlling interest for Cantor's interest in BGC Holdings, which is based on Cantor's pro rata economic ownership, which averaged 34.7% since the merger, as well as a $0.8 million increase in the non-controlling interest recognized for Cantor's interest in Tower Bridge.

Provision (Benefit) for Income Taxes

Provision for income taxes increased $10.8 million for the year ended December 31, 2008 as compared to the year ended December 31, 2007. Income taxes increased due to the utilization of net operating loss carryforwards in 2007 that were not available to the Company in 2008, as well as the non-deductibility of certain non-cash merger related equity-based compensation charges. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings.

Quarterly Results of Operations

The following table sets forth, our unaudited quarterly results of operations for the indicated periods (in thousands). Results of any period are not necessarily indicative of results for a full year and may, in certain periods, be affected by seasonal fluctuations in our business.

	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
				(in thousands)				
Revenues:								
Commissions	$182,014	$175,219	$164,305	$172,280	$179,144	$225,482	$212,541	$254,031
Principal transactions	91,460	90,608	106,438	91,261	80,614	48,832	66,062	51,896
Fees from related parties	15,776	14,945	13,232	14,924	17,205	19,409	18,599	20,913
Market data	4,265	4,824	4,402	4,462	3,917	4,842	5,101	5,544
Software solutions	1,392	1,759	2,770	1,498	2,134	2,109	1,454	2,083
Interest income	3,049	2,189	702	1,312	3,010	1,019	3,931	3,853
Other revenues	1,822	1,642	2,139	320	1,545	1,085	(940)	586
Losses on equity investments	(2,945)	(1,747)	(1,852)	(2,143)	(2,087)	(1,910)	(1,276)	(1,796)
Total revenues	296,833	289,439	292,136	283,914	285,482	300,868	305,472	337,110
Expenses:								
Compensation and employee benefits	187,232	181,479	180,591	175,837	190,208	177,739	176,921	274,545
Allocation of income to founding/working partner units	2,202	1,065	4,125	4,227	—	3,716	7,133	—
Allocation of income to REUs/RPUs	1,533	662	2,065	852	—	299	252	—
Total compensation and employee benefits	190,967	183,206	186,781	180,916	190,208	181,754	184,306	274,545
Occupancy and equipment	27,015	27,653	27,522	25,824	26,723	25,686	28,775	30,722
Fees to related parties	3,410	3,208	2,929	4,335	2,731	2,883	3,140	6,540
Professional and consulting fees	12,709	6,852	7,305	7,484	9,207	15,460	11,803	15,546
Communications	18,178	16,880	15,646	15,324	15,696	17,459	17,041	16,720
Selling and promotion	15,250	14,432	12,751	15,004	15,520	16,262	15,070	15,235
Commissions and floor brokerage	4,702	4,084	4,075	3,675	11,284	3,418	6,185	3,713
Interest expense	2,535	2,476	2,512	2,397	5,442	2,217	3,628	7,663
Other expenses	8,584	22,593	10,990	7,630	9,347	17,603	3,391	6,235
Total expenses	283,350	281,384	270,511	262,589	286,158	282,742	273,339	376,919
Income (loss) from continuing operations before income taxes	13,483	8,055	21,625	21,325	(676)	18,126	32,133	(39,809)
Provision (benefit) for income taxes	6,390	3,310	6,944	7,031	(1,440)	4,762	8,723	8,070
Consolidated net income (loss)	7,093	4,745	14,681	14,294	764	13,364	23,410	(47,879)
Less: Net income attributable to noncontrolling interest in subsidiaries	5,391	2,570	6,613	6,214	777	6,511	11,426	654
Net income (loss) available to common stockholders	$ 1,702	$ 2,175	$ 8,068	$ 8,080	$ (13)	$ 6,853	$ 11,984	$ (48,533)

The tables below detail our brokerage revenues by product category (in thousands):

	For the three months ended							
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Brokerage revenue by product (actual results):								
Rates	$136,637	$137,948	$126,767	$123,556	$116,392	$142,162	$143,100	$152,450
Credit	70,388	78,893	90,768	91,334	83,258	67,923	69,114	87,193
Foreign exchange	27,774	23,724	20,963	22,349	30,910	38,434	34,048	37,466
Other asset classes	38,675	25,262	32,245	26,302	29,198	25,795	32,341	28,818
Total brokerage revenues	$273,474	$265,827	$270,743	$263,541	$259,758	$274,314	$278,603	$305,927
Brokerage revenue by product (percentage):								
Rates	50.0%	51.9%	46.8%	46.9%	44.8%	51.8%	51.4%	49.8%
Credit	25.7	29.7	33.5	34.6	32.0	24.8	24.8	28.5
Foreign exchange	10.2	8.9	7.8	8.5	12.0	14.0	12.2	12.2
Other asset classes	14.1	9.5	11.9	10.0	11.2	9.4	11.6	9.5
Total brokerage revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Brokerage revenue by voice/hybrid and fully electronic (actual results):								
Voice/hybrid	$251,775	$245,179	$252,918	$248,413	$244,298	$255,143	$262,195	$289,862
Fully electronic	21,699	20,648	17,825	15,128	15,460	19,171	16,408	16,065
Total brokerage revenues	$273,474	$265,827	$270,743	$263,541	$259,758	$274,314	$278,603	$305,927
Brokerage revenue by voice/hybrid and fully electronic (percentage):								
Voice/hybrid	92.1%	92.2%	93.4%	94.3%	94.0%	93.0%	94.1%	94.7%
Fully electronic	7.9	7.8	6.6	5.7	6.0	7.0	5.9	5.3
Total brokerage revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liquidity and Capital Resources

Balance Sheet

Our balance sheet and business model are not capital intensive. We maintain minimal securities inventory; our assets consist largely of cash, collateralized and uncollateralized short-dated receivables and less liquid assets needed to support our business. Longer term funding (equity and long term debt) is held to support the less liquid assets. Total assets at December 31, 2009 were $1.46 billion, an increase of 37.1% as compared to December 31, 2008. The growth in total assets was driven primarily by increases in cash, receivables from brokers, dealers and clearing organizations, and forgivable loans and other receivables from employees and partners. We maintain a comparatively large portion of our assets in cash, with cash and cash equivalents at December 31, 2009 at $469.3 million.

Funding

Our funding base consists of longer term capital (equity, notes payable and collateralized borrowings) and shorter-term liabilities/accruals that are a natural outgrowth of specific assets and/or the business model, such as matched fails and accrued commission compensation. We have limited need for and use of short-term unsecured funding. Contingent liquidity needs are largely limited to unsecured letters of credit used to meet clearinghouse/ exchange margins. Capital expenditures tend to be cash neutral and approximately in line with depreciation. Current cash balances substantially exceed the sum of upcoming debt maturities plus unsecured letters of credit. All of the cash on the balance sheet, some of which is held at regulated broker dealer subsidiaries, would not be available to meet these potential liquidity needs. We are currently evaluating our options with respect to the $150 million of notes payable that mature on April 1, 2010. These options included, but are not limited to, repayment at maturity with existing available cash resources, raising external debt capital to refinance some or all of the maturing notes, entering into an arms' length borrowing arrangement with Cantor or another party to pay off some or all of the maturing notes, and/or various combinations of the above.

On March 12, 2010, our Audit Committee authorized us or one of our subsidiaries to sell $150,000,000 aggregate principal amount of 8.75 % Convertible Senior Notes due 2015 to Cantor or one of its affiliates, which may include up to $25,000,000 to Howard W. Lutnick and/or his related designees (collectively, the "Cantor Interests") in a transaction expected to be completed by April 1, 2010. On March 16, 2010, we executed an agreement with respect to this transaction. Pursuant to the agreement, Cantor and the Cantor Interests will purchase from BGC Holdings, L.P. $150,000,000 aggregate principal amount of 8.75% Convertible Senior Notes due 2015, which are convertible into BGC Holdings' exchangeable limited partnership interests (the "Holdings Notes"). BGC Holdings will then lend the proceeds of such Holdings Notes to us in exchange for convertible notes on the same economic terms, convertible into shares of our Class A Common Stock (the "BGCP Notes"). We expect to on-lend such funds to our subsidiary BGC U.S. in exchange for a promissory note (the "Opco Note", and, together with the Holdings Notes and the BGCP Notes, the "Notes"). BGC US will use the proceeds to repay at maturity $150,000,000 million aggregate principal amount of the senior notes due April 1, 2010, which BGC U.S. assumed in connection with the merger. Interest on the Notes will accrue from the date of issue (expected to be on or about April 1, 2010) and will be payable semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2010. The Notes will mature on April 15, 2015, unless earlier repurchased or converted. Holders may convert their Holdings Notes or BGCP Notes at their option at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The BGCP Notes and Holdings Notes are convertible as set forth below.

- The Holdings Notes, held by Cantor or the Cantor Interests, will be, at their election (i) exchangeable for a like principal amount of BGCP Notes, or (ii) convertible into exchangeable limited partnership units in BGC Holdings, L.P. at an initial conversion rate of 142.6534 units per $1,000 of principal amount, equivalent to an initial conversion price of approximately $7.01 per unit. (The units are themselves exchangeable for a like number of shares of Class A Common Stock).
- The BGCP Notes will be convertible into 142.6534 shares of our Class A Common Stock per $1,000 principal amount of BGCP Notes, equivalent to an initial conversion price of approximately $7.01 per share.

The conversion rates applicable to the BGCP Notes and the Holdings Notes will be subject to customary adjustments (including those based upon dividends) but will not be adjusted for accrued and unpaid interest to the conversion date. We have agreed to certain resale registration rights with respect to the BGCP Notes (and underlying Class A Common Stock). Due to the conflict of interests inherent in any sale of Notes by us or our subsidiaries to Cantor or its affiliates, our Board of Directors delegated to the Audit Committee of the Board of Directors the authority to consider and, if appropriate, approve the terms of the Notes and to retain independent financial and legal advisers. The Audit Committee retained Sandler O'Neill & Partners, L.P. and Debevoise & Plimpton LLP to advise it in this regard and Sandler O'Neill & Partners, L.P. issued to us a fairness opinion as to the financial terms of the sale to Cantor or its affiliates.

Beyond the note maturity and evaluation of related financing options, we anticipate that our existing cash resources and prospective cash generation will be sufficient to meet our anticipated liquidity needs for at least the next 12 months. We expect our operating activities going forward to generate adequate cash flows to fund normal operations, including any dividends issued pursuant to our dividend policy. However, we believe that there are a significant number of relatively more capital intensive opportunities for us to maximize our growth and strategic position, including, among other things, acquisitions, strategic alliances and joint ventures potentially involving all types and combinations of equity, debt and acquisition alternatives. As a result, we may need to raise additional funds to:

- increase the regulatory net capital necessary to support operations;
- support continued growth in our business;
- effect acquisitions;
- develop new or enhanced services and markets;
- respond to competitive pressures; and
- clear our securities transactions.

We cannot guarantee that we will be able to obtain additional financing when needed on terms that are acceptable to us, if at all.

Credit Ratings

In October 2009, BGCP obtained public long-term debt ratings. The ratings are influenced by a number of factors, including but not limited to: earnings and profitability trends, the prudence of funding and liquidity management practices, balance sheet size/composition and resultant leverage, cash flow coverage of interest, composition and size of the capital base, currently available liquidity and the firm's competitive position in the industry. Our long-term debt ratings and outlook are as follows:

	Long-Term Rating	Outlook
Moody's Investor Service	Ba1	Stable
Standard & Poor's	BBB-	Stable
Fitch Rating's Inc.	BBB	Stable

Cash Flows

Net cash provided by operating activities was $374.6 million for the year ended December 31, 2009, compared to net cash provided by operating activities of $110.2 million for the year ended December 31, 2008, an increase of $264.4 million.

This increase was primarily due to an increase in consolidated net income of $51.2 million, a decrease in non-cash adjustments to net income of $60.5 million, which was primarily attributable to a one-time non-cash compensation charge in the amount of $84.1 million in the year ended December 31, 2008, and an increase in cash provided from changes in operating assets and liabilities in the amount of $273.8. The latter increase resulted primarily from an increase in cash provided from changes in receivables and payables and a reduction in reverse repurchase agreement with related parties.

Net cash used in investing activities was $56.5 million for the year ended December 31, 2009, compared to net cash used in investing activities of $5.2 million for the year ended December 31, 2008, an increase of $51.3 million. This increase was primarily due a reduction in the amount of investing / loan activity with Cantor in 2008. In addition, we had reduced purchases of fixed assets in the year ended December 31, 2009. Additionally, we acquired Liquidez in the year ended December 31, 2009 for $5.1 million, net of cash acquired, and we acquired Radix in the year ended December 31, 2008 for $5.0 million, net of cash acquired.

Net cash used in financing activities was $57.3 million for the year ended December 31, 2009, compared to net used in financing activities of $177.3 million for the year ended December 31, 2008, a decrease of $120.0 million. During the year ended December 31, 2008, the net cash used in financing activities was primarily comprised of activities related to the separation from Cantor that occurred on March 31, 2008, including the settlement of $196.8 million of long-term debt obligations to Cantor, capital distributions to Cantor of $130.0 million, and the assumption of $150.0 million of Cantor's senior notes. Additionally we received $72.3 million in proceeds, net of underwriting fees, from a primary offering of Class A common stock. Additionally during the year ended December 31, 2008, we had repurchases of Class A Common Stock in the amount of $19.2 million, earnings distributions to founding/working partner units, REUs and Cantor of $35.3 million and paid dividends of $18.6 million. During the year ended December 31, 2009, the net cash used in financing activities was primarily comprised of repurchases of Class A Common Stock in the amount of $7.9 million, earnings distributions to founding/working partner units, REUs and Cantor of $42.1 million and dividends paid of $24.2 million. Additionally during the year ended December, 31 2009, we entered into a secured loan arrangement with General Electric Capital Corporation, under which we pledged certain fixed assets to General Electric Capital Corporation in exchange for a loan with an original amount borrowed of $19.0 million. The balance outstanding as at December 31, 2009 was $17.6 million.

Notes Payable and Collateralized Borrowings

On March 31, 2008, we entered into a note purchase agreement pursuant to which $150.0 million principal amount of notes were issued to the investors named in the note purchase agreement. The notes are due April 1, 2010, with interest payable semiannually at the rate of 5.19% per annum; provided, however, that this rate is increased by 0.25% per annum for any fiscal quarter during which our consolidated debt exceeds 55% but not 60% of our consolidated capitalization, as such terms are defined in the Company guaranty. In addition, the interest rate increases by 0.50% per annum during any period in which any holder of a note is required under applicable insurance regulations to post reserves with respect to the notes greater than the reserve requirement, as such term is defined in the note purchase agreement, in effect immediately prior to March 31, 2008. Under the terms of the guaranty, we are required to maintain consolidated capital of at least $227.5 million as of the end of each fiscal quarter and cannot permit our consolidated debt to exceed 60% of our consolidated capitalization. Also, pursuant to the separation agreement, we will make semi-annual payments to Cantor during the term of the notes equal to the difference between 7.5% and the applicable interest rate of the notes.

On September 25, 2009, BGC Partners, L.P. entered into a secured loan arrangement with General Electric Capital Corporation, under which it pledged certain fixed assets including furniture, computers and telecommunications equipment to General Electric Capital Corporation in exchange for a loan of $19.0 million. The principal and interest on this secured loan arrangement is repayable in thirty six consecutive monthly installments at a fixed rate of 8.09% per annum.

Clearing Capital

Following the merger, Cantor has continued to clear U.S. Treasury and U.S. Government Agency securities transactions on our behalf. In November 2008, we entered into a clearing capital agreement with Cantor. Pursuant to the terms of this agreement, so long as Cantor is providing Clearing Services to us, Cantor shall be entitled to request from us, and we shall post as soon as practicable, cash or other property acceptable to Cantor in the amount reasonably requested by Cantor under the clearing capital agreement.

We intend to continue this relationship with Cantor. Accordingly, we expect that Cantor will continue to post clearing capital on our behalf and we will post clearing capital with Cantor as requested under the clearing capital agreement. In the absence of such an arrangement, we may be required to raise additional capital, borrow funds or take other action to meet the capital requirements in connection with the clearing of our transactions. The increased capital requirements required in connection with the clearing of our securities transactions could have a material adverse impact on our ability to make distributions, repurchase our stock or affect strategic acquisitions or other opportunities. However, we believe that the agreement with Cantor, or, in the alternative, a clearing agreement with an additional third-party clearing agent, will not preclude us from meeting our cash needs in the near term. To date, no amounts had been requested by Cantor pursuant to the clearing capital agreement.

Regulatory Requirements

Our liquidity and available cash resources are restricted by regulatory requirements of our operating subsidiaries. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer. In addition, self-regulatory organizations such as the FINRA and the NFA along with statutory bodies such as the FSA and the SEC require strict compliance with their rules and regulations. The requirements imposed by regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with broker-dealers and are not designed to specifically protect stockholders. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements.

As of December 31, 2009, $246.9 million of net assets were held by regulated subsidiaries. As of December 31, 2009, these subsidiaries had aggregate regulatory net capital, as defined, in excess of the aggregate regulatory requirements, as defined, of $145.2 million.

Stock Repurchase Program

The Company's Board of Directors has authorized the repurchase of up to $100.0 million of outstanding Class A common stock.

Stock repurchase activity for the year ended December 31, 2009 was as follows:

	Issuer Purchases of Equity Securities			
Period	**Total number of shares purchased**	**Average price paid per share**	**Total number of shares purchased as part of publicly announced plans or programs**	**Approximate dollar value of shares that may yet be purchased under the plan**
January 1, 2009—March 31, 2009	3,537,258	$1.89	3,537,258	$33,629,570
April 1, 2009—June 30, 2009	486,701	$2.50	486,701	$32,412,817
July 1, 2009—September 30, 2009	—	$—	—	$32,412,817
October 1, 2009—December 31, 2009	—	$—	—	$32,412,817

During the year ended December 31, 2009, the Company repurchased 4,023,959 shares of its Class A common stock. These repurchases included 2,600,000 shares repurchased from The Cantor Fitzgerald Relief Fund at a price of $1.99 per share, for an aggregate purchase price of approximately $5.2 million. A portion of these shares had been donated to The Cantor Fitzgerald Relief Fund by certain founding partners in connection with the 2008 Charity Day.

During the year ended December 31, 2008, the Company repurchased 4,011,072 shares of its Class A common stock. These repurchases included 3,836,072 shares repurchased under the buyback plan approved by the Company's Board of Directors for an aggregate purchase price of approximately $17.9 million. Included in the buyback plan repurchases were 1,261,491 shares repurchased from certain limited partners of BGC Holdings and Cantor on September 22, 2008 at a price of $4.00 per share, for an aggregate purchase price of approximately $5.0 million.

On March 10, 2010, we repurchased 541,731 shares of Class A Common Stock at an aggregate purchase price of $2,862,773. As a result of these repurchases, as of March 10, 2010, the Company had approximately $29.5 million remaining from its $100 million buyback authorization and from time to time, the Company may actively continue to repurchase shares.

Issuance of Shares

As previously reported, on April 1, 2008, in connection with the separation of the businesses of BGC Partners, LLC (the "separation") and the merger of BGC Partners, LLC and eSpeed, Inc. (the "merger"), the Company issued an aggregate of 133,860,000 shares of Class A common stock and Class B common stock of the Company and rights to acquire shares of Class A common stock and Class B common stock of the Company pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. As also previously reported, certain of those rights to acquire were issued in the merger to certain former partners of Cantor who became founding partners of BGC Holdings in connection with the separation and now underlie exchangeable Founding Partner Units of BGC Holdings.

On April 21, 2009, the Company issued an aggregate of 491,701 share of its Class A common stock upon exchange of founding partner units issued in connection with the separation and merger. The Company subsequently repurchased 486,701 of these shares of its Class A common stock for an aggregate purchase price of approximately $1.2 million.

On May 7, 2009, the Company issued an aggregate of 1,793,946 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partnership units in fulfillment of the rights to acquire such shares issued by the Company to such founding partners on April 1, 2008. All of these shares were eligible for sale beginning on May 7, 2009 when the Company's restrictions on employee stock transactions were lifted. This issuance did not change the amount of fully diluted shares outstanding.

On September 24, 2009, the Company issued an aggregate of 1,396,516 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of exchangeable founding partner units issued by the Company to such founding partners on April 1, 2008. All of these shares were eligible for sale beginning on November 4, 2009 when the Company's restrictions on employee stock transactions were lifted. This issuance did not change the amount of fully diluted shares outstanding.

On November 3, 2009, the Company issued an aggregate of 356,602 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partnership units in fulfillment of the rights to acquire such shares issued by the Company to such founding partners on April 1, 2008. All of these shares were eligible for sale beginning on November 4, 2009 when the Company's restrictions on employee stock transactions were lifted. Also on November 10, 2009, the Company issued an aggregate of 400,000 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partnership units in fulfillment of the rights to acquire such shares issued by the Company to such founding partners on April 1, 2008. These issuances did not change the amount of fully diluted shares outstanding.

As previously reported, in connection with the exchanges of the exchangeable founding partner units, on May 7, 2009, September 24, November 3, and November 10, 2009, respectively, the Company lifted the contractual restrictions on resale of the shares of Class A common stock of the Company issuable upon such exchange.

The fully diluted weighted average share count for the quarter ended December 31, 2009 was 217.7 million as follows (in millions):

Common stock outstanding	82.0
REUs/RPUs	26.8
FPUs	38.9
BGC Holdings units held by Cantor	67.2
RSUs (Treasury stock method)	2.8
Total	217.7

In March 2010, the Amended and Restated BGC Holdings, L.P. limited partnership agreement was further amended by its general partner and Cantor to create two new types of Working Partner Units, PSUs and PSIs. PSUs and PSIs are identical to REUs and RPUs, respectively, except that they have no associated post-termination payments. These new units are expected to be used by us for future compensatory grants, compensation modifications, redemptions of partnership interests and other purposes.

We have commenced a program directed initially at partners based in the United Kingdom (excluding executive officers) to be effected through a redemption, and separate compensation modification proposals, in which PSUs and PSIs would be substituted for REUs and RPUs, respectively. If the redemption is effected, the REUs and RPUs held by the affected partners who participate in the redemption would be redeemed in return for PSUs and PSIs, respectively, and cash. The compensation modification proposals, if effected, would principally result in an additional redemption for cash or the exchangeability of certain of the units received by partners in the redemption or retained by partners who are not subject to the redemption (as well as certain Founding Partner Units held by such partners). This program increases the likelihood that we will pay future compensation in PSUs and PSIs. We currently expect the effect of this redemption will be to reduce our fully-diluted share count by between 1 and 3 percent.

Market Summary

The following table provides certain volume and transaction count information on the eSpeed system for the periods indicated:

	4Q 2009	3Q 2009	2Q 2009	1Q 2009	4Q 2008
Volume (in billions)					
Fully Electronic—Rates—(1)	$10,916	$ 9,703	$ 9,552	$ 7,758	$ 6,367
Fully Electronic—Credit & FX—(2)	816	715	232	148	81
Total Fully Electronic Volume	11,732	10,418	9,784	7,906	6,448
Total Hybrid Volume(3)	27,704	19,745	18,637	19,914	18,724
Total Fully Electronic and Hybrid Volume	$39,436	$30,163	$28,421	$27,820	$25,172
Transaction Count (in thousands, except for days)					
Fully Electronic—Rates—(1)	3,625	3,513	3,506	2,748	2,611
Fully Electronic—Credit & FX—(2)	418	306	120	77	9
Total Fully Electronic Transactions	4,043	3,819	3,626	2,825	2,620
Total Hybrid Transactions	410	352	337	301	258
Total Transactions	4,453	4,171	3,963	3,126	2,878
Trading Days	63	64	63	61	62

(1) Defined as U.S. Treasuries, Canadian Sovereigns and European Government Bonds, Interest Rate Swaps, Repos and Futures. CBOT Futures volume calculated based on per contract notional value of $200,000.

(2) Defined as Foreign Exchange Options, Credit Default Swaps, Electronic Give-Up Straights, Foreign Exchange Non-Deliverable Forwards and Foreign Exchange Spot.
(3) Defined as notional volume from hybrid transactions conducted by BGC brokers using the eSpeed system, exclusive of voice-only transactions.

Reported volumes and transaction counts include transactions by our brokers that participate in certain of our marketplaces by posting quotations for their accounts and by acting as principal on trades. While the principal participation may vary widely from product to product and may be significant for any given product or period, in no case does the principal participation by our brokers exceed 10% of any of the reported volume or transaction counts, except as otherwise noted. Such activity is intended, among other things, to assist our brokers in managing their proprietary positions, and to facilitate transactions, add liquidity, increase commissions and attract additional order flow to the eSpeed system.

All trades executed on the eSpeed platform settle for clearing purposes against Cantor Fitzgerald & Co. ("CFC"), a BGC affiliate. CFC is a member of FINRA (formerly NASD) and the Fixed Income Clearing Corporation, a subsidiary of the Depository Trust & Clearing Corporation. CFC, BGC, and other affiliates participate in U.S. Treasuries as well as other markets by posting quotations for their account and by acting as principal on trades with platform users. Such activity is intended, among other things, to assist CFC, BGC, and their affiliates in managing their proprietary positions (including, but not limited to, those established as a result of combination trades and errors), facilitating transactions, framing markets, adding liquidity, increasing commissions and attracting order flow.

Annual Market Activity

Fully electronic volume on the eSpeed system, including new products, was $39.8 trillion for the year ended December 31, 2009, down 14.4% from $46.5 trillion for the year ended December 31, 2008. Our combined voice-assisted and screen-assisted volume in the year ended December 31, 2009 was $125.8 trillion, down 4.4% from $131.7 trillion in the year ended December 31, 2008.

Contractual Obligations and Commitments

The following table summarizes certain of our contractual obligations at December, 31 2009 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	$128,678	$ 19,676	$32,148	$30,738	$46,116
Notes payable and collateralized obligations(2)	167,586	155,434	12,152	—	—
Interest on notes payable(2)	4,034	3,070	964	—	—
Debt arrangement fee on notes payable(3)	866	866	—	—	—
Total contractual obligations	$301,164	$179,046	$45,264	$30,738	$46,116

(1) Operating leases are related to rental payments under various non-cancelable leases, principally for office space, net of sub-lease payments to be received. The total amount of sub-lease payments to be received is approximately $29.8 million over the life of the agreement. These sub-lease payments are included in the table above.
(2) Notes Payable and collateralized obligations reflects the issuance of $150.0 million of Senior Notes in connection with our separation from Cantor and $17.6 million of a secured loan arrangement with General Electric Capital Corporation.

See Note 15, Notes Payable and Collateralized Borrowings, in BGC Partners' Inc.'s consolidated financial statements as of December 31, 2009 and 2008 for more information regarding these obligations, including timing of payments and compliance with debt covenants.

(3) See Note 11, Related Party Transactions, in BGC Partners' Inc.'s consolidated financial statements as of December 31, 2009 and 2008 for more information regarding this debt arrangement fee payable to Cantor.

Off-Balance Sheet Arrangements

As of December 31, 2009 we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Adopted Accounting Pronouncements:

See Note 1 to the consolidated financial statements in Part II, Item 8 of our Annual Report on Form 10-K for information regarding recently adopted accounting pronouncements.

New Accounting Pronouncements:

In June 2009 the FASB issued guidance that addresses the effects of eliminating the QSPE concept from existing accounting guidance and clarifies and amends certain key provisions, including the transparency of an enterprise's involvement with variable interest entities (VIEs). The key changes resulting from this new FASB guidance are the requirement of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, the requirement of continuous assessments as to whether an enterprise is the primary beneficiary of a VIE, amendments to certain existing guidance related to the determination as to which entities are deemed VIEs, and the amendment of existing consideration of related party relationships in the determination of the primary beneficiary of a VIE. This FASB guidance also requires enhanced disclosures to provide more transparent information regarding an enterprise's involvement with a VIE. This FASB guidance is effective as of January 1, 2010 for calendar year reporting entities and early adoption is not permitted. The Company does not anticipate the adoption of this guidance to have a material effect on the Company's consolidated financial statements.

ITEM 7A. QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk arises from potential non-performance by counterparties and customers. BGC Partners has established policies and procedures to manage its exposure to credit risk. BGC Partners maintains a thorough credit approval process to limit exposure to counterparty risk and employs stringent monitoring to control the counterparty risk from its matched principal and agency businesses. BGC Partners' account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal credit rating and any other information deemed necessary to make an informed credit decision, including correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Credit approval is granted subject to certain trading limits and may be subject to additional conditions, such as the receipt of collateral or other credit support. On-going credit monitoring procedures include reviewing periodic financial statements and publicly available information on the client, collecting data from credit rating agencies, where available, to assess the on-going financial condition of the client. For transactions conducted through the eSpeed electronic trading platform, BGC Partners has developed and utilizes an electronic credit monitoring system which measures and controls credit usage on a real time basis, including the ability to prohibit execution of trades that would exceed risk limits and permit only risk reducing trades.

Principal Transaction Risk

Through its subsidiaries, BGC Partners executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. BGC Partners generally avoids settlement of principal transaction on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

The number of matched principal trades BGC Partners executes has continued to grow as compared to prior years. Receivables from brokers, dealers and clearing organizations and payables to brokers, dealers and clearing organizations on the Company's consolidated statements of financial condition primarily represent the simultaneous purchase and sale of the securities associated with those matched principal transactions that have not settled as of their stated settlement dates. BGC Partners' experience has been that substantially all of these transactions ultimately settle at the contracted amounts.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. BGC Partners may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, BGC Partners may have market risk exposure on these transactions. BGC Partners' exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. BGC Partners has limited ability to track its exposure to market risk and unmatched positions on an intra-day basis; however, it attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging its exposure. These positions are intended to be held short term to facilitate customer transactions. However, due to a number of factors, including the nature of the position and access to the market on which it trades, BGC Partners may not be able to unwind the position and it may be forced to hold the position for a longer period than anticipated. All positions held longer than intra-day are marked to market.

Our risk management procedures and strict limits are designed to monitor and limit the risk of unintended loss and have been effective in the past. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on BGC Partners" consolidated financial condition and results of operations for any particular reporting period.

Operational Risk

Our businesses are highly dependent on our ability to process a large number of transactions across numerous and diverse markets in many currencies on a daily basis. If any of our data processing systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

In addition, despite our contingency plans, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with whom we conduct business.

Foreign Currency Risk

BGC Partners is exposed to risks associated with changes in foreign exchange rates. Changes in foreign currency rates create volatility in the U.S. dollar equivalent of revenues and expenses in particular with regard to British Pounds and Euros. In addition changes in the remeasurement of BGC Partners' foreign currency denominated net assets are recorded as part of its results of operations and fluctuate with changes in foreign currency rates. BGC monitors the net exposure in foreign currencies on a daily basis and hedges it's exposure as deemed appropriate with highly rated major financial institutions.

Interest Rate Risk

BGC Partners had $167.6 million in fixed-rate debt outstanding as of December 31, 2009. These debt obligations are not currently subject to fluctuations in interest rates, although in the event of refinancing or issuance of new debt, such debt could be subject to changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BGC Partners, Inc. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of BGC Partners, Inc.:

We have audited the accompanying consolidated statements of financial condition of BGC Partners, Inc. (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows and changes in equity for each of the two years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BGC Partners, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BGC Partners Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of BGC Partners, Inc.:

We have audited BGC Partners, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). BGC Partners, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BGC Partners, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of BGC Partners, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows and changes in equity for each of the two years in the period ended December 31, 2009 of BGC Partners, Inc. and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the management of BGC Partners, Inc.,

We have audited the consolidated statements of operations, cash flows, and changes in equity of BGC Partners, Inc., formerly eSpeed, Inc. (the "Company"), for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements give retroactive effect to the merger of eSpeed, Inc. and BGC Partners, LLC on April 1, 2008, which has been accounted for as a business combination of entities under common control similar to a pooling of interests as described in Note 1 to the consolidated financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of BGC Partners, Inc., for the year ended December 31, 2007, after giving retroactive effect to the merger of eSpeed, Inc. with BGC Partners, LLC as described in Note 1 to the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
April 16, 2008

PART I—FINANCIAL INFORMATION

BGC PARTNERS, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands, except per share data)

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	$ 469,301	$ 204,930
Cash segregated under regulatory requirements	2,200	5,101
Reverse repurchase agreements with related parties	—	151,224
Loan receivables from related parties	980	980
Securities owned:		
Securities pledged as collateral	—	805
Securities unencumbered	2,553	82
Marketable securities	1,510	920
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers	413,980	177,831
Accrued commissions receivable, net	108,495	127,639
Forgivable loans and other receivables from employees and partners	138,113	80,597
Fixed assets, net	132,966	136,812
Investments	23,173	26,559
Goodwill	77,118	63,500
Other intangible assets, net	13,912	17,066
Receivables from related parties	14,459	14,780
Other assets	65,789	59,515
Total assets	$1,464,549	$1,068,341
Liabilities, Redeemable Partnership Interest, and Total Equity		
Accrued compensation	$ 143,283	$ 113,547
Securities sold, not yet purchased	11	321
Payables to brokers, dealers, clearing organizations, customers and related broker-dealers	385,345	119,262
Payables to related parties	64,169	50,316
Accounts payable, accrued and other liabilities	256,452	177,340
Deferred revenue	9,805	13,774
Notes payable and collateralized borrowings	167,586	150,000
Total liabilities	1,026,651	624,560
Redeemable partnership interest	103,820	102,579
Equity		
Stockholders' equity:		
Class A common stock, par value $0.01 per share; 500,000 shares authorized; 70,661 and 61,735 shares issued at December 31, 2009 and December 31, 2008, respectively; and 56,124 and 51,222 shares outstanding at December 31, 2009 and December 31, 2008, respectively	707	617
Class B common stock, par value $0.01 per share; 100,000 shares authorized; 26,448 and 30,148 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively, convertible into Class A common stock	264	301
Additional paid-in capital	292,881	271,161
Treasury stock, at cost: 14,537 and 10,513 shares of Class A common stock at December 31, 2009 and December 31, 2008, respectively	(89,756)	(81,845)
Retained (deficit) earnings	(2,171)	1,958
Accumulated other comprehensive loss	(36)	(3,942)
Total stockholders' equity	201,889	188,250
Noncontrolling interest in subsidiaries	132,189	152,952
Total equity	334,078	341,202
Total liabilities, redeemable partnership interest, and equity	$1,464,549	$1,068,341

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Revenues:			
Commissions	$ 693,818	$ 871,198	$ 802,956
Principal transactions	379,767	247,404	205,049
Fees from related parties	58,877	76,126	53,809
Market data	17,953	19,404	18,981
Software solutions	7,419	7,780	10,983
Interest income	7,252	11,813	22,968
Other revenues	5,923	2,276	2,895
Losses on equity investments	(8,687)	(7,069)	(715)
Total revenues	1,162,322	1,228,932	1,116,926
Expenses:			
Compensation and employee benefits	725,139	819,413	649,507
Allocation of net income to founding/working partner units	11,619	10,849	—
Allocation of net income to REUs/RPUs	5,112	551	—
Total compensation and employee benefits	741,870	830,813	649,507
Occupancy and equipment	108,014	111,906	115,683
Fees to related parties	13,882	15,294	31,886
Professional and consulting fees	34,350	52,016	64,232
Communications	66,028	66,916	58,335
Selling and promotion	57,437	62,087	55,719
Commissions and floor brokerage	16,536	24,600	22,050
Interest expense	9,920	18,950	26,251
Other expenses	49,797	36,576	50,589
Total expenses	1,097,834	1,219,158	1,074,252
Income from continuing operations before income taxes	64,488	9,774	42,674
Provision for income taxes	23,675	20,115	9,320
Consolidated net income (loss)	$ 40,813	$ (10,341)	$ 33,354
Less: Net income attributable to noncontrolling interest in subsidiaries	20,788	19,368	2,352
Net income (loss) available to common stockholders	$ 20,025	$ (29,709)	$ 31,002
Per share data:			
Basic earnings (loss) per share			
Net income (loss) available to common stockholders	$ 20,025	$ (29,709)	$ 31,002
Basic earnings (loss) per share	$ 0.25	$ (0.28)	$ 0.17
Basic weighted average shares of common stock outstanding	80,350	105,771	184,326
Fully diluted (loss) earnings per share			
Net income (loss) for fully diluted shares	$ 50,711	$ (29,709)	$ 31,002
Fully diluted earnings (loss) per share	$ 0. 24	$ (0.28)	$ 0.17
Fully diluted weighted average shares of common stock outstanding	211,036	105,771	185,482
Dividends declared per share of common stock	$ 0.30	$ 0.27	$ —
Dividends declared and paid per share of common stock	$ 0. 30	$ 0.23	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements

BGC PARTNERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Consolidated Net income (loss)	$ 40,813	$ (10,341)	$ 33,354
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Compensation related to partner redemptions and exchangeability of founding partner units	—	85,056	—
Allocations of net income to founding/working partner units and REUs/RPUs	16,731	11,400	—
Fixed asset depreciation and intangible asset amortization	52,974	57,131	61,127
Forgivable loan amortization	31,093	29,800	34,439
Grant units	—	—	509
Charitable contributions	—	6,387	—
Stock-based compensation	22,134	8,454	17,647
Impairment of fixed assets	1,232	5,002	4,757
Losses on equity investments	8,687	7,069	—
Deferred tax benefit	(360)	(10,530)	(4,970)
Recognition of deferred revenue	(5,219)	(12,268)	(5,412)
Other	(282)	—	(287)
Changes in operating assets and liabilities:			
Decrease (increase) in cash segregated under regulatory requirements	2,901	(2,418)	1,436
Decrease in reverse repurchase agreements	—	7,560	6,286
Decrease (increase) in reverse repurchase agreements with related parties	151,224	(10,535)	45,520
(Increase) decrease in securities owned	(1,362)	30,848	37,266
(Increase) decrease in receivables from brokers, dealers, clearing organizations, customers and related broker-dealers	(224,357)	43,248	231,846
Decrease (increase) in accrued commissions receivable, net	21,314	13,248	(27,104)
Decrease (increase) in receivables from related parties	321	(268)	56,567
(Increase) in forgivable loans and other receivables from employees and partners	(88,154)	(47,093)	(44,621)
(Increase) decrease in other assets	(9,814)	5,698	(1,495)
(Decrease) increase in securities sold, not yet purchased	(310)	321	—
Increase (decrease) in payables to brokers, dealers, clearing organizations, customers and related broker-dealers	261,475	(151,203)	(140,369)
Increase in accrued compensation	87	27,526	31,127
(Decrease) in securities sold under agreements to repurchase	—	—	(25,313)
Increase in deferred revenue	1,250	7,145	4,150
Increase (decrease) in accounts payable, accrued and other liabilities	80,050	(23,550)	(6,197)
Increase in payables to related parties	12,185	32,469	19,039
Net cash provided by operating activities	374,613	110,156	329,302

BGC PARTNERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM INVESTING ACTIVITIES:			
Secured loan to related party	—	—	(185,000)
Payment of secured loan by related party	—	65,000	120,000
Purchases of fixed assets	(29,136)	(38,863)	(41,437)
Decrease in restricted cash	—	—	1,827
Purchase of investment	—	—	(1,363)
Capitalization of software development costs	(15,472)	(19,823)	(21,053)
Capitalization of patent defense and registration costs	(1,469)	(2,476)	(1,504)
Payments for acquisitions, net of cash acquired	(5,140)	(5,000)	—
Increase in loan receivables from related parties	—	(980)	—
Investment in unconsolidated entities	(5,301)	(3,036)	—
Purchase of marketable securities	—	—	(2,414)
Net cash used in investing activities	(56,518)	(5,178)	(130,944)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Collateralized borrowings, net	17,586	—	—
Capital distributions	—	(130,000)	—
Long-term borrowings	—	150,000	—
Long-term borrowings with related parties	—	—	57,000
Repayments of long-term borrowings with related parties	—	(196,818)	(109,078)
Proceeds from primary offering of class A common stock, net	—	72,342	—
Repurchase of Class A common stock	(7,911)	(19,248)	(373)
Proceeds from exercises of stock options and warrants	—	1,174	810
Proceeds from working partner unit purchases	—	1,000	—
Excess tax benefit from stock-based compensation	—	13	158
Earnings distributions to Cantor, founding/working and REU partners	(42,117)	(35,327)	—
Dividends to stockholders	(24,171)	(18,600)	—
Cancellation of restricted stock units in satisfaction of withholding tax requirements	(657)	(1,883)	(464)
Net cash used in financing activities	(57,270)	(177,347)	(51,947)
Effect of exchange rate changes on cash	3,546	—	—
Net increase (decrease) in cash and cash equivalents	264,371	(72,369)	146,411
Cash and cash equivalents at beginning of period	204,930	277,299	130,888
Cash and cash equivalents at end of period	$469,301	$ 204,930	$ 277,299
Supplemental cash information:			
Cash paid during the period for taxes	$ 15,877	$ 26,742	$ 7,043
Cash paid during the period for interest	$ 9,920	$ 17,102	$ 26,191
Supplemental non-cash information			
Conversion of Class B common stock into Class A common stock	$ 37	$ 27	$ —
Investment of non-cash assets in ELX	—	18,333	—
Issuance of equity instruments upon merger	—	(233,747)	—
Forgiveness/settlement of receivables from and payables to related parties, net, in conjunction with the separation and merger	—	4,354	—

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Year Ended December 31, 2007
(In thousands, except share amounts)

	Members' Equity	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total Stockholders' and Members' Equity
Balance, January 1, 2007	$171,781	$364	$205	$299,682	$(62,597)	$ 15,425	$—	$ —	$424,860
Fin 48 adjustment to beginning retained earnings	—	—	—	—	—	(209)	—	—	(209)
Adjusted Balance, January 1, 2007	171,781	364	205	299,682	(62,597)	15,216	—		424,651
Distribution on grant units	53	—	—	—	—	—	—	—	53
Grant units—impact of SFAS 123R	456	—	—	—	—	—	—	—	456
Issuance of restricted stock and equity units	—	—	—	—	—	—	—	—	—
Other capital related transactions	(336)	—	—	—	—	—	—	—	(336)
Stock-based compensation	—	—	—	12,612	—	—	—	—	12,612
Issuance of Class A common stock related to 401(k), 15,800 shares	—	—	—	138	—	—	—	—	138
Vesting of restricted stock units, 218,178 shares	—	2	—	(2)	—	—	—	—	—
Exercise of employee stock options, 156,320 shares	—	2	—	808	—	—	—	—	810
Comprehensive income:									
Consolidated net (loss) income	63,500	—	—	—	—	(32,498)	—	2,352	33,354
Other comprehensive income, net of tax									
Change in cumulative translation adjustment	—	—	—	—	—	—	—	—	—
Unrealized loss on securities available-for-sale	—	—	—	—	—	—	(61)	—	(61)
Comprehensive (loss) income	63,500	—	—	—	—	(32,498)	(61)	2,352	33,293
Balance, December 31, 2007	$235,454	$368	$205	$313,238	$(62,597)	$(17,282)	$ (61)	$2,352	$471,677

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements

BGC PARTNERS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
For the Year Ended December 31, 2008
(in thousands, except share amounts)

	Members' Equity	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
Balance, January 1, 2008	$ 235,454	$368	$205	$313,238	$(62,597)	$(17,282)	$ (61)	$ 2,352	$ 471,677
Capital distribution to Cantor upon separation/merger	(130,000)	—	—	—	—	—	—	—	(130,000)
Contribution of common stock from Cantor upon separation/merger (9,618,764 Class A common stock and 12,350,307 Class B common stock)	(23,946)	97	123	23,726	—	—	—	—	—
Settlement of intercompany balances upon separation/merger	4,354	—	—	—	—	—	—	—	4,354
Redemption of founding partner units upon separation/merger	84,063	—	—	—	—	—	—	—	84,063
Recapitalization upon merger; allocation of equity to founding partners and Cantor	(121,847)	—	—	(93,309)	—	—	—	113,038	(102,118)
Conversion of Class B common stock to Class A common stock	—	27	(27)	—	—	—	—	—	—
Primary offering of Class A common stock, net	—	100	—	28,403	—	—	—	43,839	72,342
Capital contribution by founding partners to cover 2008 Charity Day	—	—	—	6,191	—	—	—	—	6,191
Repurchase of Class A common stock, 4,011,072 shares	—	—	—	—	(19,248)	—	—	—	(19,248)
Dividends to stockholders	—	—	—	(19,468)	—	868	—	—	(18,600)
Earnings distributions to Cantor, founding/working and REU partners	—	—	—	—	—	—	—	(24,478)	(24,478)
Stock-based compensation	—	4	—	5,927	—	—	—	—	5,931
Issuance of Class A common stock upon exchange of founding partner units and distribution rights, 1,809,524 shares	—	18	—	6,783	—	—	—	—	6,801
Other	—	3	—	(330)	—	3	—	(1,167)	(1,491)
Comprehensive income:									
Consolidated net (loss) income	(48,078)	—	—	—	—	18,369	—	19,368	(10,341)
Other comprehensive income, net of tax									
Change in cumulative translation adjustment	—	—	—	—	—	—	(2,448)	—	(2,448)
Unrealized loss on securities available-for-sale	—	—	—	—	—	—	(1,433)	—	(1,433)
Comprehensive (loss) income	(48,078)	—	—	—	—	18,369	(3,881)	19,368	(14,222)
Balance, December 31, 2008	$ —	$617	$301	$271,161	$(81,845)	$ 1,958	$(3,942)	$152,952	$ 341,202

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
For the Year Ended December 31, 2009
(in thousands, except share amounts)

	BGC Partners, Inc. Stockholders							
	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Subsidiaries	Total
Balance, January 1, 2009	$617	$301	$271,161	$(81,845)	$ 1,958	$(3,942)	$152,952	$341,202
Repurchase of Class A common stock, 4,023,959 shares	—	—	—	(7,911)	—	—	—	(7,911)
Conversion of Class B common stock to Class A common stock, 3,700,000 shares	37	(37)	—	—	—	—	—	—
Stock-based compensation	8	—	12,126	—	—	—	—	12,134
Issuance of Class A common stock upon exchange of founding partner units, 4,438,765 shares	44	—	9,606	—	—	—	2,550	12,200
Cantor Redemption of Founding Partners Units	—	—	—	—	—	—	195	195
Re-allocation of equity due to additional investment by founding/working partners	—	—	—	—	—	—	(11,434)	(11,434)
Dividends to stockholders	—	—	—	—	(24,171)	—	—	(24,171)
Earnings distributions to Cantor, founding/working and REU partners	—	—	—	—	—	—	(32,700)	(32,700)
Other	1	—	(12)	—	17	—	(26)	(20)
Comprehensive income:								
Consolidated net income	—	—	—	—	20,025	—	20,788	40,813
Other comprehensive income, net of tax								
Change in cumulative translation adjustment	—	—	—	—	—	3,013	165	3,178
Unrealized gain (loss) on securities available for sale	—	—	—	—	—	893	(301)	592
Comprehensive income	—	—	—	—	20,025	3,906	20,652	44,583
Balance, December 31, 2009	$707	$264	$292,881	$(89,756)	$ (2,171)	$ (36)	$132,189	$334,078

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

BGC Partners, Inc. (together with its subsidiaries, "BGC Partners," "BGC" or the "Company") is a leading global financial intermediary to the financial markets specializing in the brokering of a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commodities, futures, structured products and other instruments. The Company also provides a full range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back office services to a broad range of financial and non-financial institutions. Through its eSpeed and BGCantor Market Data brands, BGC Partners also offers financial technology solutions and market data and analytics related to select financial instruments and markets. The Company's customers include many of the world's largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments and investment firms. The Company's integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or, where available, fully electronic brokerage services in connection with transactions executed either over the counter ("OTC") or through an exchange. BGC Partners has offices in New York and London, as well as in Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, Sao Paulo, Sarasota, Seoul, Singapore, Sydney, Tokyo and Toronto.

On April 1, 2008, BGC Partners, LLC merged with and into eSpeed, Inc. ("eSpeed"), which survived the merger and was renamed BGC Partners, Inc. In the merger, an aggregate of 133,860,000 shares of common stock and rights to acquire shares of BGC Partners were issued. Of these, 56,000,000 were in the form of Class B common stock or rights to acquire Class B common stock, and the remaining 77,860,000 were in the form of Class A common stock or rights to acquire Class A common stock. Stockholders of eSpeed held the same number and class of shares of BGC Partners common stock immediately after the merger that they held in eSpeed immediately prior to the merger. BGC Partners' Class A common stock trades on the Nasdaq Global Market under the symbol "BGCP."

The merger has been accounted for as a combination of entities under common control. eSpeed was deemed the acquirer and BGC Partners, LLC was deemed the acquiree. According to Financial Accounting Standards Board ("FASB") guidance on *Business Combinations,* since the merger was a transaction between entities under common control, the assets and liabilities of BGC Partners, LLC were transferred at historical cost and the results of operations and cash flows have been reflected in the accompanying consolidated financial statements as if the merger occurred as of the earliest period presented.

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying consolidated financial statements include the Company's accounts and all subsidiaries in which the Company has a controlling interest. Intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements reflect the historical financial position, results of operations and cash flows of BGC Partners as if the merger occurred as of the earliest period presented, with the exception of certain capital and tax modifications which became effective as of April 1, 2008. Specifically, the historical financial statements of BGC Partners, for the periods prior to April 1, 2008, do not give effect to the following matters, which are described in more detail in Note 2, The Separation, Merger and Recapitalization, Note 18, Income Taxes and Note 4, Earnings Per Share:

- The capitalization of the acquired net assets of BGC Partners, LLC;
- Modification in tax structure;
- Allocations of net income to founding/working partner units and REUs;

- Redeemable partnership interest;
- Noncontrolling interest in subsidiaries held by Cantor; and
- Basic and fully diluted earnings per share calculations.

Recently Adopted Accounting Pronouncements:

In December 2007, the FASB issued guidance on *Noncontrolling Interest in Consolidated Financial Statements* to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest of the consolidated entity that should be reported as equity in the consolidated financial statements. This guidance also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. The Company adopted the provisions when they became effective on January 1, 2009. The adoption of this FASB guidance did not have a material effect on the Company's consolidated financial statements.

In December 2007, the FASB issued guidance on *Business Combinations* which retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This guidance amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and non-contractual contingencies. This FASB guidance also amends the recognition criteria for contingent consideration. The Company adopted the provisions when they became effective on January 1, 2009. The adoption of this FASB guidance did not have a material effect on the Company's consolidated financial statements.

In April 2008, the FASB issued guidance on *Determining the Useful Life of Intangible Assets*, which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset's fair value. This guidance became effective for fiscal years beginning after December 15, 2008. The adoption of this FASB guidance did not have a material effect on the Company's consolidated financial statements.

In June 2008, the FASB issued guidance on *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* which requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. This FASB guidance became effective for fiscal years beginning after December 15, 2008. The adoption of this FASB guidance did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance on *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.* This guidance addresses the criteria and disclosures for recognition of an acquired asset or liability assumed in a business combination that arises from a contingency. This guidance was effective for fiscal years beginning after December 15, 2008 and was adopted by the Company on January 1, 2009. The adoption of this FASB guidance did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance on *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. This FASB guidance was adopted by the Company as of the effective date and the adoption did not have a material effect on the Company's consolidated financial statements.

In June 2009, the FASB issued guidance on their *Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.* This FASB guidance establishes their Accounting Standards Codification ("Codification") as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretative releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this FASB guidance did not have a material effect on the Company's consolidated financial statements.

In August 2009, the FASB issued guidance on *Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value.* This guidance provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available and provides valuation techniques to be utilized by the reporting entity. This guidance became effective for the first reporting period (including interim periods) beginning after issuance on August 28, 2009. The adoption of this FASB guidance did not have a material effect on the Company's consolidated financial statements.

New Accounting Pronouncements:

In June 2009 the FASB issued guidance that addresses the effects of eliminating the QSPE concept from existing accounting guidance and clarifies and amends certain key provisions, including the transparency of an enterprise's involvement with variable interest entities (VIEs). The key changes resulting from this new FASB guidance are the requirement of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, the requirement of continuous assessments as to whether an enterprise is the primary beneficiary of a VIE, amendments to certain existing guidance related to the determination as to which entities are deemed VIEs, and the amendment of existing consideration of related party relationships in the determination of the primary beneficiary of a VIE. This FASB guidance also requires enhanced disclosures to provide more transparent information regarding an enterprise's involvement with a VIE. This FASB guidance is effective for the first reporting period that begins after November 15, 2009 and early adoption is not permitted. The Company does not anticipate the adoption of this guidance to have a material effect on the Company's consolidated financial statements.

2. The Separation, Merger and Recapitalization

The Separation

On March 31, 2008, Cantor contributed the businesses of its inter-dealer brokerage business, known as the BGC Division, to BGC Partners, LLC and its subsidiaries. As part of the separation, two operating partnerships, BGC Partners, L.P. ("BGC US") and BGC Global Holdings, L.P. ("BGC Global"), were established as wholly-owned subsidiaries of BGC Holdings, L.P. ("BGC Holdings"), a wholly-owned subsidiary of BGC Partners, LLC.

In connection with the separation, Cantor redeemed certain limited partnership interests in Cantor held by certain of its limited partners for limited partnership interests in BGC Holdings and rights to receive, following the merger, distributions of the Company's stock owned by Cantor. The limited partnership interests in BGC Holdings issued at the separation are referred to as founding partner interests.

The Merger

On April 1, 2008, BGC Partners, LLC merged with and into eSpeed to form BGC Partners. In connection with the merger, eSpeed contributed its assets and liabilities to BGC US and BGC Global in exchange for limited partnership interests in these entities.

As a result of the separation and merger, the following four economic ownership classes of the Company were established:

Founding/working partner units

Founding/working partners have a limited partnership interest in BGC Holdings. Prior to the merger, this interest was accounted for as a component of stockholders' and members' equity section of the consolidated statements of financial condition. With effect from the merger, the Company accounts for founding/working partnership interest outside of permanent capital, as "Redeemable partnership interest", in the consolidated statements of financial condition. This classification is in accordance with FASB guidance, *Classification and Measurement of Redeemable Securities*, which requires that preferred securities, or other equity instruments, including common stock, derivative instruments, and share-based payment arrangements that are classified as equity, that are redeemable for cash or other assets are to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. This guidance is applicable to founding/working partnership interest because founding/working partner units are redeemable upon termination of a partner, which includes the termination of employment, which can be at the option of the partner and not within the control of the issuer.

Founding/working partner units are limited partnership interests in our consolidated subsidiary, BGC Holdings, that are held by limited partners who are employees and that receive quarterly allocations of net income based on their weighted average pro rata share of economic ownership of the operating subsidiaries. Upon termination of employment or otherwise ceasing to provide substantive services, the founding/working partner units are redeemed, and the unit holders are no longer entitled to participate in the quarterly (cash distributed) allocations of net income. Since these allocations of net income are cash distributed on a quarterly basis and are contingent upon services being provided by the unit holder, they are reflected as a separate component of compensation expense under "Allocation of net income to founding/working partner units" in the Company's consolidated statements of operations.

Certain founding/working partner units have been granted exchangeability into Class A common stock on a one-for-one basis and at the Company's discretion; additional founding/working partner units may become exchangeable for Class A common stock on a one-for-one basis.

REU holders

REUs are limited partnership interests in our consolidated subsidiary, BGC Holdings, that are held by limited partners who are employees and generally receive quarterly allocations of net income based on their weighted average pro rata share of economic ownership of our operating subsidiaries. These allocations are cash distributed on a quarterly basis and are contingent upon services being provided by the unit holders. A significant majority of the REUs granted entitle the holders to receive post-termination payments equal to the stated amount of the grant in four equal yearly installments after the holder's termination. REUs are accounted for as liability awards, and in accordance with FASB guidance the Company records compensation expense for the liability awards based on the change in fair value at each reporting date. In addition, as prescribed in FASB guidance, the quarterly allocations of net income on such REUs are reflected as a separate component of compensation expense under "Allocation of net income to REUs/RPUs" in our consolidated statements of operations.

Cantor

Cantor's limited partnership interest in BGC Holdings as a result of its contribution of the BGC Division is reflected as a component of "Noncontrolling interest in subsidiaries" in the Company's consolidated statements of financial condition. Cantor receives allocations of net income based on its weighted average pro rata share of economic ownership for each quarterly period. This allocation is reflected as a component of "Net income (loss) attributable to noncontrolling interest in subsidiaries" in the Company's consolidated statements of operations.

In quarterly periods in which the Company has a net loss, the amount reflected as a component of "Net income (loss) attributable to noncontrolling interest in subsidiaries" represents the allocation for founding/ working partner units, REUs/RPUs and Cantor's limited partnership interest.

Common stockholders

Common stockholders' interest is the interest held by the public, including Cantor, in the form of Class A and Class B common stock. This interest is reflected as "Total stockholders' equity" in the Company's consolidated statements of financial condition.

Primary and Secondary Offerings

On June 10, 2008, the Company closed an underwritten public offering of additional shares of its Class A Common Stock (the "June 2008 Offering"). The offering was composed of a primary offering (the "Primary Offering") of 10,000,000 newly issued shares offered by the Company and a secondary offering (the "Secondary Offering") of 10,000,000 issued and outstanding shares offered by Cantor and certain limited partners of Cantor and founding partners of BGC Holdings ("the Selling Stockholders"). In the Secondary Offering, 3,926,178 shares were offered by Cantor and 6,073,822 shares were offered by certain limited partners of Cantor and founding partners of BGC Holdings.

The offering price to the public was $8.00 per share, and the price, net of underwriters' discount of 3.5%, was $7.72 per share. The Company received proceeds of $77.2 million as a result of the Primary Offering. Offering expenses, other than underwriters' discounts, of approximately $4.9 million were incurred by the Company. The Company did not receive any net proceeds from the sales of Class A common stock sold by the Selling Stockholders in the Secondary Offering.

Immediately following the Primary Offering, the Company repurchased 175,000 shares of Class A common stock from one of its executive officers for $7.72 per share, totaling approximately $1.4 million. BGC Partners contributed the remaining net proceeds from the Primary Offering to BGC US and BGC Global in exchange for additional partnership interests on a one-for-one basis. BGC US and BGC Global has used such proceeds for general corporate purposes, including certain acquisitions.

3. Summary of Significant Accounting Policies

Use of Estimates: The preparation of the accompanying consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these consolidated financial statements. Management believes that the estimates utilized in preparing these consolidated financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from the estimates included in the accompanying consolidated financial statements. Certain reclassifications have been made to previously reported amounts to conform with the current presentation.

Revenue Recognition: BGC Partners derives its revenues primarily through commissions from brokerage services, the spread between the buy and sell prices on matched principal transactions, fees from certain information products, fees for the provision of certain software solutions and fees from related parties.

Commissions: Commission revenues are derived from agency brokerage transactions, whereby the Company connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade-date basis.

Principal Transactions: Principal transaction revenues are primarily derived from matched principal transactions, whereby the Company simultaneously agrees to buy securities from one customer and sell them to another customer. A very limited number of trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade-date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Market Data: Market data revenues primarily consist of subscription fees and fees from customized one-time sales provided to customers either directly or via third-party vendors. Market data revenues are recognized ratably over the contract term, except for revenues derived from customized one-time sales, which are recognized as services are rendered.

Software Solutions and Licensing Fees: Pursuant to various services agreements, the Company receives up-front and/or periodic fees for the use of the eSpeed technology platform. Such fees are deferred, and included in the accompanying consolidated statements of financial condition as "Deferred revenue", and recognized as revenue ratably over the term of the licensing agreement or over the period in which such fees are earned. The Company also receives fees for its front-end trading software and patent licenses. Such fees are recognized as income ratably over the license period.

Fees from Related Parties: Fees from related parties consist of allocations for back office services provided to Cantor and its affiliates, including occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services and information technology, as well as fees for providing maintenance services to support the trading platform of ELX. Revenues are recognized as earned on an accrual basis.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Cash Segregated Under Regulatory Requirements: Cash segregated under regulatory requirements represents funds received in connection with customer activities that the Company is obligated to segregate or set aside to comply with regulations mandated by the Financial Industry Regulatory Authority in the U.S. ("FINRA") and the Financial Services Authority in the U.K. (the "FSA") that have been promulgated to protect customer assets.

Reverse Repurchase Agreements: Securities purchased under agreements to resell ("reverse repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Certain of the Company's reverse repurchase agreements are with Cantor (see Note 11, Related Party Transactions, for more information regarding these agreements).

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are comprised of positions held in connection with customer facilitation and liquidity trading and are classified as trading and marked to market daily based on current listed market prices or broker quotes with the resulting gains and losses included in operating income in the current period. Unrealized and realized gains and losses from securities owned and securities sold, not yet purchased in connection with customer facilitation and liquidity trading are included as part of "Principal transactions" on the accompanying consolidated statements of operations.

The Company can pledge securities it owns in order to satisfy deposit requirements at various exchanges or clearing organizations, to collateralize secured short-term borrowings to finance inventory positions and to collateralize securities lending arrangements. Securities pledged are recorded as "Securities pledged as collateral" in the Company's consolidated statements of financial condition.

Fair Value—FASB issued guidance on fair value measurement that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
- Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Company separates financial instruments owned and financial instruments sold, but not yet purchased into two categories: cash instruments and derivative contracts.

- Cash Instruments—Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government securities, certain sovereign government obligations, and active listed equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include agency securities, most investment-grade and high-yield corporate bonds, certain sovereign government obligations, money market securities, and less liquid listed equities, state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

- Derivative Contracts—Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives, typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using the closing price of the exchange-traded derivatives. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

See Note 10, Fair Value of Financial Assets and Liabilities, for more information on the fair value of financial assets and liabilities.

Marketable Securities: Marketable securities are comprised of securities held for investment purposes and are accounted for in accordance with FASB guidance *Accounting for Certain Investments in Debt and Equity Securities*. The Company has evaluated its investment policies and determined that all of its investment securities are to be classified as available-for-sale and reported at fair value. Unrealized gains and losses are included as part of "Accumulated other comprehensive loss" on the accompanying Consolidated Statement of Financial Condition.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers: Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers primarily represent principal transactions for which the stated settlement dates have not yet been reached and principal transactions which have not settled as of their stated settlement dates, cash held at clearing organizations and exchanges to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations and exchanges. Also included are amounts related to open derivative contracts executed on behalf of the Company's customers. A portion of the unsettled principal transactions and open derivative contracts that constitute receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers are with related parties (see Note 11, Related Party Transactions, for more information regarding these receivables and payables).

Accrued Commissions Receivable: Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivable are presented net of allowance for doubtful accounts of approximately $2.9 million, $2.2 million and $1.1 million as of December 31, 2009, 2008 and 2007, respectively. The allowance is based on management's estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Forgivable Loans and Other Receivables from Employees and Partners: Forgivable loans and other receivables from employees and partners primarily consist of loan contracts between the Company and employees and partners that provide for the return of the loan if employment is terminated prior to the expiration of the contract. The forgivable loans are stated at historical value net of amortization, which is calculated using the straight-line method over the term of the contract which is generally two or three years. Also included in "Forgivable loans and other receivables from employees and partners" on the accompanying consolidated statements of financial condition, are advances on bonuses and salaries and other loan contracts that the Company may, from time to time, execute with employees and partners. The Company expects to fully recover the forgivable loans if employees or partners terminate their employment prior to the expiration of the contract, and expects to fully recover other advances and loans as agreed under the contracts. As such, the Company does not have an allowance related to forgivable loans and other receivables from employees and partners (see Note 11, Related Party Transactions, for more information regarding these loans and other receivables).

Additionally, beginning in 2009, the Company has entered into various agreements with certain of its partners whereby these individuals receive loans that are expected to be repaid from the distribution earnings the individual receives on their BGC Holdings limited partnership interests. The loans are termed Prepaid Partnership Distribution (PPD) loans. In certain instances, the portion of the loan balance not repaid from distribution earnings is forgivable. PPD Loans, both those that are forgivable and those that are not forgivable, are included as part of "Forgivable loans and other receivables from employees and partners" in the Company's consolidated statements of financial condition.

Fixed Assets: Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Internal and external direct costs of developing applications and obtaining software for internal use are capitalized and amortized over three years. Computer equipment is depreciated over three to five years. Leasehold improvements are depreciated over the shorter of their estimated economic useful lives or the remaining lease term. Routine repairs and maintenance are expensed as incurred. When fixed assets are retired or otherwise disposed of, the related gain or loss is included in operating income. The Company has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the FASB guidance, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the long-term composite risk-free interest rate in effect when the liability was initially recognized.

Investments: The Company's investments in which it does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method. The Company's consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. The Company's policy is to consolidate all entities of which it owns more than 50% unless it does not have control over the entity. In accordance with FASB guidance, *Consolidation of Variable Interest Entities*, the Company would also consolidate any variable interest entities ("VIEs") of which it is the primary beneficiary.

Long-Lived Assets: The Company periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of FASB guidance, *Accounting for the Impairment or Disposal of Long-Lived Assets*, and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Goodwill and Intangible Assets: Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. As prescribed in FASB guidance, *Goodwill and Other Intangible Assets*, goodwill and other indefinite lived intangible assets are not amortized, but instead are periodically tested for impairment. The Company reviews goodwill and other indefinite lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. The Company performed impairment evaluations for the years ended December 31, 2009, 2008 and 2007, and concluded that there was no impairment of its goodwill or indefinite lived intangible assets.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Definite lived intangible assets arising from business acquisitions include customer relationships, internally developed software, covenants not to compete and trademarks. Also included in the definite lived intangible assets are purchased patents. The costs of acquired patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method.

Income Taxes: The Company accounts for income taxes using the asset and liability method pursuant to FASB guidance, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of the Company's entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax ("UBT") in the City of New York. Therefore, the tax liability or benefit related to the partnership's income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partners' liability or benefit is not reflected in the Company's consolidated financial statements. The tax related assets, liabilities, provisions or benefits included in the Company's consolidated financial statements also reflect the results of the entities that are taxed as corporations, either in the U.S. or in foreign jurisdictions. Effective January 1, 2007, the Company adopted FASB guidance, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement on Accounting for Income Taxes.* The Company provides for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.

The Company files income tax returns in the United States federal jurisdiction and various states, local and foreign jurisdictions. The Company is no longer subject to United States federal, state and local, or non-U.S. income tax examination by tax authorities for the years prior to 2003, 1999, and 2001, respectively.

Stock-Based Compensation: The Company accounts for stock-based compensation under the fair value recognition provisions of the FASB guidance, *Share-Based Payment*, using the modified prospective method. Under the modified prospective method, stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. The grant-date fair value of stock-based awards is amortized to expense ratably over the awards' vesting periods. This FASB guidance also requires that the Company record an expense for the change in the fair value of the liability awards for each reporting period and that the change in fair value be reflected as stock-based compensation expense in the Company's consolidated statements of operations. As stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007 is based on awards ultimately expected to vest, it has been reviewed for estimated forfeitures. Further, this FASB guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Restricted Stock Units: Restricted stock units ("RSUs") provided to certain employees by the Company are accounted for as equity awards, and, as per FASB guidance, the Company is required to record an expense for the portion of the RSUs that is ultimately expected to vest. The grant-date fair value of RSUs is amortized to expense ratably over the awards' vesting periods. The amortization is reflected as non-cash equity-based compensation expense in the Company's consolidated statement of operations. In addition, quarterly dividend equivalents on such RSUs are included in the Company's compensation expense.

REUs/RPUs: Limited partnership interests in BGC Holdings provided to certain employees by the Company, termed REUs, or RPUs (Restricted Partnership Units) are accounted for as liability awards, and, as per FASB guidance, the Company is required to record an expense for the liability awards based on their fair value at each reporting date. The change in fair value of the liability awards is reflected as non-cash equity-based compensation expense at each reporting date until settlement in the Company's consolidated statement of operations. In addition, quarterly distributions on such REUs/RPUs are included in the Company's compensation expense.

Grant Units: Partnership units granted by Cantor to certain employees of the Company prior to the separation/merger are accounted for as liability awards, and, as per FASB guidance, the Company is required to record an expense for the liability awards based on their fair value at each reporting date. The change in fair value of the liability awards of Cantor is reflected as non-cash equity-based compensation expense at each reporting date until settlement in the Company's consolidated statement of operations. In addition, quarterly distributions on such partnership units are included in the Company's compensation expense.

Foreign Currency Transactions: Assets and liabilities denominated in non-U.S. currencies are remeasured at rates of exchange prevailing on the date of the consolidated statement of financial condition, and revenues and expenses are remeasured at average rates of exchange for the period. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is the U.S. dollar, are included in the accompanying consolidated statements of operations as part of "Other expenses". Gains or losses on remeasurement of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included as part of "Accumulated other comprehensive loss" on the accompanying consolidated statements of financial condition.

Derivative Financial Instruments: Derivative contracts are instruments, such as futures, forwards or swaps contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be listed and traded on an exchange, or they may be privately negotiated contracts, which are often referred to as OTC derivatives. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

FASB guidance requires that an entity recognize all derivative contracts as either assets or liabilities in the consolidated statements of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net-by-counterparty basis where management believes a legal right of setoff exists under an enforceable netting agreement. Derivative contracts are recorded as part of "Receivables from or payables to brokers, dealers, clearing organizations, customers and related broker-dealers" in the accompanying consolidated statements of financial condition.

4. Earnings Per Share

FASB guidance on *Earnings Per Share* ("EPS"), establishes standards for computing and presenting EPS. This guidance requires the dual presentation of basic and fully diluted EPS on the face of the Company's consolidated statements of operations and requires a reconciliation of numerators (net income (loss)) and denominators (weighted-average shares of common stock outstanding) for both basic and fully diluted EPS in the footnotes. Basic EPS excludes dilution and is computed by dividing net income (loss) available to common stockholders by the weighted-average shares of common stock outstanding. From April 1, 2008, net income is allocated to each of the four economic ownership classes described above in Note 2, based on each class's pro rata economic ownership. The weighted-average shares of common stock outstanding have been retroactively restated to all periods prior to April 1, 2008 to give effect to the shares issued in connection with the merger. There were no net income allocations to founding/working partners units, REUs/RPUs, or Cantor, nor dividend equivalents to RSUs for the periods prior to April 1, 2008 as it is assumed that all of the Company's net income (loss) for those periods was allocated to all economic owners, including common stockholders.

The Company's earnings for the years ended December 31, 2009, 2008 and 2007 were allocated as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Allocation of income to founding/working partner units	$11,619	$ 10,849	$ —
Allocation of income to REUs/RPUs	5,112	551	—
Allocation of income allocable to Cantor	19,405	16,259	—
Net income (loss) available to common stockholders (1)	20,025	(29,709)	31,002

The following is a reconciliation of the Company's basic and fully diluted earnings per share (in thousands, except per share data):

	Year Ended December 31,		
	2009	2008	2007
Basic earnings (loss) per share:			
Net income (loss) available to common stockholders	$20,025	$ (29,709)	$ 31,002
Basic weighted average shares of common stock outstanding(1)	80,350	105,771	184,326
Basic earnings (loss) per share	$ 0.25	$ (0.28)	$ 0.17

(1) The weighted average shares outstanding for the years ended December 31, 2008 and 2007 have been retroactively restated to give effect to the shares and rights to acquire shares issued in connection with the merger because, for those periods, allocations to founding/working partners, REUs and Cantor have not been deducted from net income.

Fully diluted earnings (loss) per share is calculated utilizing net income (loss) available for common stockholders plus net income allocations to the founding/working partner units, REUs/RPUs, Cantor; and dividend equivalents to RSUs and dividing it by the weighted average number of BGC Holdings units held by founding/working partners and Cantor, the weighted average number of REUs/RPUs eligible for distributions, the Company's weighted average outstanding shares of common stock, and the potential dilution that could occur if securities or other contracts to issue shares of common stock, including options, RSUs and warrants, were exercised, resulting in the issuance of shares of common stock that would then share in earnings in the Company's net income available to common stockholders. However, in periods where there is a net loss, as there was for the year ended December 31, 2008, the adjustments to net income available to common stockholders and the adjustments to basic weighted average shares of common stock outstanding are excluded as their effect would be anti-dilutive. The following is a reconciliation of the Company's fully diluted earnings (loss) per share (in thousands, except per share data):

	Year Ended December 31,		
	2009	2008(1)	2007
Fully diluted earnings (loss) per share:			
Net income (loss) available to common stockholders	$ 20,025	$ (29,709)	$ 31,002
Allocation of net income to founding/working partner units(3)	9,684	—	—
Allocation of net income to REUs/RPUs(3)	4,145	—	—
Allocation of net income to Cantor(3)	16,108	—	—
Dividend equivalent to RSUs	749	—	—
Net income (loss) for fully diluted shares	$ 50,711	$ (29,709)	$ 31,002
Basic weighted average shares of common stock outstanding(2)	80,350	105,771	184,326
RSUs	2,624	—	1,156
BGC Holdings units held by founding/working partners	40,690	—	—
REUs/RPUs	20,229	—	—
BGC Holdings units held by Cantor	67,143	—	—
Fully diluted weighted average shares of common stock outstanding	211,036	105,771	185,482
Fully diluted earnings (loss) per share	$ 0.24	$ (0.28)	$ 0.17

(1) Allocations of net income to founding/working partner units, REUs/RPUs and Cantor have been excluded from the calculation of net income (loss) for fully diluted shares for the year ended December 31, 2008 because the Company had a net loss for the period.

(2) The weighted average shares outstanding for the years ended December 31, 2008 and 2007 have been retroactively restated to give effect to the shares and rights to acquire shares issued in connection with the merger because, for those periods, allocations to founding/working partners and minority interest to Cantor have not been deducted from net income.
(3) The allocations of net income above include the additional tax expense that the Company would incur if all of the outstanding units converted into public shares.

For the years ended December 31, 2009, 2008 and 2007, approximately 14.9 million, 23.6 million and 12.8 million options, RSUs and warrants, respectively, were not included in the computation of fully diluted earnings (loss) per share because their effect would have been anti-dilutive.

Stock Issuance

On April 21, 2009, the Company issued an aggregate of 491,701 shares of its Class A common stock upon exchange of founding partner units issued in connection with the separation and merger. The Company subsequently repurchased 486,701 of these shares of its Class A common stock for an aggregate purchase price of approximately $1.2 million.

On May 7, 2009, the Company issued an aggregate of 1,793,946 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partnership units in fulfillment of the rights to acquire such shares issued by the Company to such founding partners on April 1, 2008. All of these shares were eligible for sale beginning on May 7, 2009 when the Company's restrictions on employee stock transactions were lifted. This issuance did not change the amount of fully diluted shares outstanding.

On September 24, 2009, the Company issued an aggregate of 1,396,516 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partnership units in fulfillment of the rights to acquire such shares issued by the Company to such founding partners on April 1, 2008. All of these shares became eligible for sale beginning on November 4, 2009 when the Company's restrictions on employee stock transactions are lifted. This issuance did not change the amount of fully diluted shares outstanding.

On November 3, 2009, the Company issued an aggregate of 356,602 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partnership units in fulfillment of the rights to acquire such shares issued by the Company to such founding partners on April 1, 2008. All of these shares became eligible for sale beginning on November 4, 2009 when the Company's restrictions on employee stock transactions are lifted. Also on November 10, 2009, the Company issued an aggregate of 400,000 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partnership units in fulfillment of the rights to acquire such shares issued by the Company to such founding partners on April 1, 2008. These issuances did not change the amount of fully diluted shares outstanding.

Stock Repurchase Program

The Company's Board of Directors has authorized the repurchase of up to $100.0 million of outstanding Class A common stock.

Stock repurchase activity for the year ended December 31, 2009 was as follows:

	Issuer Purchases of Equity Securities			
Period	**Total number of shares purchased**	**Average price paid per share**	**Total number of shares purchased as part of publicly announced plans or programs**	**Approximate dollar value of shares that may yet be purchased under the plan**
January 1, 2009—March 31, 2009	3,537,258	$1.89	3,537,258	$33,629,570
April 1, 2009—June 30, 2009	486,701	$2.50	486,701	$32,412,817
July 1, 2009—September 30, 2009	—	$ —	—	$32,412,817
October 1, 2009—December 31, 2009	—	$ —	—	$32,412,817

During the year ended December 31, 2009, the Company repurchased 4,023,959 shares of its Class A common stock. These repurchases included 2,600,000 shares repurchased from The Cantor Fitzgerald Relief Fund at the market price of $1.99 per share, for an aggregate purchase price of approximately $5.2 million. A portion of these shares had been donated to The Cantor Fitzgerald Relief Fund by certain founding partners in connection with the 2008 Charity Day.

At December 31, 2009, the Company had approximately $32.4 million remaining from its $100 million buyback authorization and from time to time, the Company may actively continue to repurchase shares.

5. Securities Owned and Securities Sold, Not Yet Purchased

The Company allows certain of its brokerage desks to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating transactions, adding liquidity, improving customer satisfaction, increasing revenue opportunities and attracting additional order flow. Total securities owned was $2.6 million and $0.9 million as of December, 31, 2009 and December 31, 2008, respectively.

Securities owned consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Corporate debt	$ —	$ 75
Government debt	2,492	805
Equities	61	7
Total	$2,553	$887

As of December 31, 2008, the Company had pledged $0.8 million of securities owned to satisfy deposit requirements at various exchanges or clearing organizations. These securities are reported as "Securities pledged as collateral" in the accompanying consolidated statements of financial condition.

Total securities sold, not yet purchased was $11 thousand and $0.3 million as of December 31, 2009 and December 31, 2008, respectively.

Securities sold, not yet purchased consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Equities	$11	$321

6. Marketable Securities

Marketable securities consisted of the Company's ownership of 4,350,000 shares of Class A common stock of Patsystems, plc, which were purchased during 2007. The investment, which had a fair value of $1.5 million and $0.9 million as of December 31, 2009 and December 31, 2008, is classified as available-for-sale and recorded at fair value. Unrealized gains or losses are included as part of "Accumulated other comprehensive loss" on the accompanying consolidated statements of financial condition.

7. Collateralized Transactions

Reverse repurchase agreements with related parties

Reverse Repurchase Agreements are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest.

For Reverse Repurchase Agreements, it is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. As of December 31, 2009, the Company had not entered into any Reverse Repurchase Agreements. In 2008, such Reverse Repurchase Agreements are with Cantor (see Note 11, Related Party Transactions, for more information regarding these agreements).

As of December 31, 2008, the Company had received, as collateral, U.S. Treasury or other fixed income securities with a fair value of $184.6 million, all of which pertained to overnight Reverse Repurchase Agreements with Cantor that pertained to Reverse Repurchase Agreements as part of the Company's cash management strategy.

8. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers primarily represent amounts due for undelivered securities, amounts related to open derivative contracts, cash held at clearing organizations and exchanges to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations and exchanges. The receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers:		
Contract values of fails to deliver	$372,977	$101,389
Receivables from clearing organizations	30,528	61,377
Open derivative contracts	2,261	2,864
Other receivables from brokers, dealers and customers	6,214	12,201
Net pending trades	2,000	—
Total	$413,980	$177,831
Payables to brokers, dealers, clearing organizations, customers and related broker-dealers:		
Contract values of fails to receive	$374,907	$ 99,264
Open derivative contracts	—	683
Other payables to brokers, dealers and customers	9,373	13,178
Payables to clearing organizations	1,065	235
Net pending trades	—	5,902
Total	$385,345	$119,262

A portion of these receivables and payables are with Cantor (see Note 11, Related Party Transactions, for additional information related to these receivables and payables).

Substantially all open fails to deliver and fails to receive transactions as of December 31, 2009 have subsequently settled at the contracted amounts.

9. Derivatives

The Company has entered into OTC derivative contracts. These derivative contracts primarily consist of interest rate and foreign exchange swaps. The Company enters into derivative contracts to facilitate client transactions, to hedge principal positions and to facilitate hedging activities of affiliated companies. Open derivative contracts are recognized at the fair value of the related assets and liabilities as part of "Receivables from and Payables to brokers, dealers, clearing organizations, customers and related broker-dealers" in the Company's consolidated statements of financial condition.

Fair values of derivative contracts are determined from quoted market prices or other public price sources. The Company does not designate any derivative contracts as hedges for accounting purposes. The change in fair value of derivative contracts is reported as part of "Principal transactions" in the Company's consolidated statements of operations.

The fair value of derivative financial instruments, computed in accordance with the Company's netting policy, is set forth below (in thousands):

	December 31, 2009		December 31, 2008	
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	$1,587	$—	$ —	$—
Foreign exchange swaps	674	—	2,864	$683
	$2,261	$—	$2,864	$683

The notional amount of the interest rate swaps transactions at December 31, 2009 and December 31, 2008 was $3.0 billion and $0, respectively.

All of the Company's foreign exchange swaps are with Cantor. The notional amount of the foreign exchange swap transactions at December 31, 2009 and December 31, 2008 was $146.6 million and $329.3 million, respectively.

The replacement cost of contracts in a gain position at December 31, 2009, summarized by counterparty credit ratings, is as follows (in thousands):

Rating (a)	Net Replacement Cost (in thousands):
BBB	$ 674
Other	1,587
	$2,261

(a) Credit ratings based on Standard & Poor's.

10. Fair Value of Financial Assets and Liabilities

The following table sets forth the Company's financial assets, including those pledged as collateral and financial liabilities at fair value as December 31, 2009 (in thousands):

	December 31, 2009	
	Assets	Liabilities
Interest rate swaps	$1,587	$—
Government debt	2,492	—
Equities	1,571	11
Foreign exchange swaps	674	—
Total	$6,324	$ 11

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under FASB guidance at December 31, 2009 (in thousands):

	Assets at Fair Value at December 31, 2009				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Interest rate swaps	$ —	$1,587	$—	$—	$1,587
Government debt	2,492	—	—	—	2,492
Equities	1,571	—	—	—	1,571
Foreign exchange swaps	—	674	—	—	674
Total	$4,063	$2,261	$—	$—	$6,324

	Liabilities at Fair Value at December 31, 2009				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Equities	$ 11	$ —	$—	$—	$ 11
Total	$ 11	$ —	$—	$—	$ 11

The following table sets forth the Company's financial assets, including those pledged as collateral and financial liabilities at fair value at December 31, 2008 (in thousands):

	December 31, 2008	
	Assets	Liabilities
Corporate debt	$ 75	$ —
Government debt	805	—
Equities	927	321
Foreign exchange swaps	2,864	683
Total	$4,671	$1,004

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under FASB guidance at December 31, 2008 (in thousands):

	Assets at Fair Value at December 31, 2008				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Corporate debt	$—	$ 75	$—	$—	$ 75
Government debt	—	805	—	—	805
Equities	927	—	—	—	927
Foreign exchange swaps	—	2,864	—	—	2,864
Total	$927	$3,744	$—	$—	$4,671

	Liabilities at Fair Value at December 31, 2008				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Equities	$321	$ —	$—	$—	$ 321
Foreign exchange swaps	—	683	—	—	683
Total	$321	$ 683	$—	$—	$1,004

(1) As required by FASB guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

11. Related Party Transactions

Administrative Services Agreements

In the United States, Cantor provides the Company with administrative services and other support for which Cantor charges the Company based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources and legal services. On April 1, 2008, in connection with the services Cantor provides, the Company and Cantor entered into an employee lease agreement whereby certain employees of Cantor are deemed leased employees of the Company, and the Company has the powers and rights of a common law employer of such employees.

The fees paid to Cantor for administrative and support services, other than those to cover the compensation costs of leased employees, are included as part of "Fees to related parties" in the Company's consolidated statements of operations. The fees paid to Cantor to cover the compensation costs of leased employees are included as part of "Compensation and employee benefits" in the Company's consolidated statements of operations.

For the years ended December 31, 2009, 2008 and 2007, the Company was charged $33.1 million, $28.5 million, and $31.9 million, respectively, for the services provided by Cantor and its affiliates, of which $19.2 million, $13.2 million and $0 were to cover compensation to leased employees for the year ended December 31, 2009, 2008 and 2007.

Throughout Europe and Asia, the Company provides Cantor with administrative services, technology services and other support for which the Company charges Cantor based on the cost of providing such services plus a mark-up, currently 7.5%. Such support includes allocations for occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services. In the United Kingdom ("U.K."), the Company provides these services to Cantor through Tower Bridge International Services L.P. ("Tower Bridge"). The Company established Tower Bridge on December 21, 2006, and as of the beginning of January 2007, transferred all of its current U.K. administrative employees and operations to Tower Bridge. The Company owns 52% of Tower Bridge and consolidates it, and Cantor owns 48%. Cantor's interest in Tower Bridge is reflected as a component of "Noncontrolling interest in subsidiaries" in the Company's consolidated statements of financial condition, and the portion of Tower Bridge's income attributable to Cantor is included as part of "Net income (loss) attributable to noncontrolling interest in subsidiaries" in the Company's consolidated statements of operations.

In addition, prior to the merger, the Company had certain agreements with Cantor. Under these agreements, which were terminated upon closing of the merger, eSpeed was entitled to receive a portion of Cantor's and CO2e.com, LLC ("CO2e") CO2e's revenues as fees for providing electronic brokerage services, voice-assisted brokerage services, fulfillment services and related services such as credit risk management, oversight of customer suitability and regulatory compliance, sales position of products and other services customary to marketplace intermediary operations.

For the years ended December 31, 2009, 2008 and 2007, the Company recognized related party revenues pursuant to these agreements of $38.4 million, $57.9 million and $53.8 million, respectively. These revenues are included as part of "Fees from related parties" in the Company's consolidated statements of operations.

As of December 31, 2009, 2008 and 2007 Cantor's share of the net income in Tower Bridge was $1.4 million, $3.1 million and $2.4 million, respectively. Cantor's noncontrolling interest is included as part of "Noncontrolling interest in subsidiaries" in the Company's consolidated statements of financial condition.

Clearing Agreement

Following the merger on April 1, 2008, the Company received regulatory approval from FINRA for self-clearing its own securities transactions, and has begun self-clearing transactions in mortgage-backed securities, equities, corporate and other DTC-eligible bonds and repurchase agreements. However, the Company does not clear its own transactions in U.S. Treasury and Agency securities.

Accordingly, since the closing of the merger, the Company has continued to receive certain clearing services from Cantor in the U.S. pursuant to its pre-existing clearing agreement ("Clearing Services"). These Clearing Services have been provided since April 1, 2008 in exchange for payment by the Company of third-party clearing costs and allocated costs.

On November 5, 2008, the Company entered into an Agreement (the "Agreement") with Cantor. Pursuant to the terms of the Agreement, so long as Cantor is providing Clearing Services to the Company, Cantor shall be entitled to request from the Company, and the Company shall post as soon as practicable, clearing capital in the form of cash or other property, acceptable to Cantor, in the amount reasonably requested by Cantor under the Agreement. The amounts requested shall reflect Cantor's reasonable determination of its or its affiliates' required capital requirements in connection with the Clearing Services and/or potential additional funds which may be required to replace Cantor funds being otherwise utilized to post capital requirements for the benefit of the Company.

The Agreement shall not require the Company to provide cash or property which is required to be maintained by the Company to meet the capital requirements of its regulated entities or the needs of the ordinary operation of its businesses. Cantor shall not be required to pay interest on the amounts provided by the Company.

The Agreement is terminable by either party on 90 days' notice. The Company shall be entitled to withdraw a portion of the provided assets from time to time with mutual agreement by Cantor that such funds are in excess of the amounts reasonably required by Cantor. As soon as practicable following termination of the Agreement by either party, Cantor has agreed to return the provided assets to the Company. To date, no amounts have been requested by Cantor.

The Company has agreed to pay Cantor to clear its securities transactions at Cantor's cost, which shall include all direct and third-party costs which are paid directly by the Company, as well as allocated costs, which are included in fees to related parties.

The Company relies upon Cantor to provide Clearing Services and, in the absence of the Agreement, it would have to secure an alternative third-party clearing arrangement to provide such Clearing Services, which might be at higher rates or on less favorable terms.

The Company intends to continue this relationship with Cantor. Accordingly, the Company expects that Cantor will continue to post clearing capital on its behalf and the Company will post clearing capital with Cantor as requested under the Agreement. In the absence of such an arrangement, the Company may be required to raise additional capital, borrow funds or take other action to meet the capital requirements in connection with the clearing of these transactions. The increased capital requirements required in connection with the clearing of the Company's securities transactions could have a material adverse impact on the Company' ability to make distributions, repurchase its stock or affect strategic acquisitions or other opportunities. However, the Company believes that the Agreement with Cantor, or, in the alternative, a clearing agreement with an additional third-party clearing agent, will not preclude the Company from meeting its cash needs in the near term.

Debt Guaranty Agreements

On April 1, 2008, in connection with the Note Purchase Agreement, which authorized the issue and sale of $150.0 million principal amount of the Company's Senior Notes, Cantor provided a guaranty of payment and performance on such notes. Cantor charges the Company an amount equal to 2.31% of the outstanding principal amount of the loans for the provision of the guaranty. The fees paid to Cantor for the guaranty are included as part of "Fees to related parties" in the Company's consolidated statements of operations.

For the years ended December 31, 2009 and December 31, 2008, the Company recognized expense of approximately $3.5 million and $2.6 million, in relation to this charge, respectively. The Company did not recognize any expense for the year ended December 31, 2007.

Receivables from and Payables to Related Broker-Dealers

In Europe and the United States, certain trades executed by the Company are cleared and settled by Cantor. Additionally, in the UK, BGC Partners places certain trades on behalf of Cantor and its affiliates.

Amounts due from or to Cantor for undelivered securities or open derivative contracts are included as part of "Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers" in the Company's consolidated statements of financial condition. As of December 31, 2009 and 2008, the Company had receivables from Cantor of $3.8 million and $2.9 million, respectively. Additionally, as of December 31, 2009 and 2008, the Company had payables to Cantor of $0 million and $1.8 million, respectively.

Forgivable Loans and Other Receivables from Employees and Partners

The Company has entered into various agreements with certain of its employees and partners whereby these individuals receive forgivable loans. As of December 31, 2009 and December 31, 2008, the unamortized balance of these forgivable loans was $62.4 million and $69.5 million, respectively. These forgivable loans are included as part of "Forgivable loans and other loan receivables from employees and partners" in the Company's consolidated statements of financial condition.

Amortization expense for these forgivable loans for the years ended December 31, 2009, 2008 and 2007 was $31.1 million, $29.8 million and $34.4 million, respectively. Amortization expense for forgivable loans is included as part of "Compensation and employee benefits" on the accompanying consolidated statements of operations.

Additionally, beginning in 2009, the Company has entered into various agreements with certain of its partners whereby these individuals receive loans that are expected to be repaid from the distribution earnings the individual receives on their BGC Holdings limited partnership interests. The loans are termed Prepaid Partnership Distribution (PPD) loans. In certain instances, the portion of the loan balance not repaid from distribution earnings is forgivable. PPD Loans, both those that are forgivable and those that are not forgivable, are included as part of "Forgivable loans and other loan receivables from employees and partners" in the Company's consolidated statements of financial condition.

As of December 31, 2009, the unamortized balance of the PPD loans was $55.5 million and amortization expense for PPD loans that are forgivable for year ended December 31, 2009 was $3.0 million. Amortization expense for PPD loans is included as part of "Compensation and employee benefits" on the accompanying consolidated statements of operations.

From time to time, the Company may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements. As of December 31, 2009 and 2008, the balance of these advances and other loans was $20.2 million and $11.1 million, respectively. These advances and other loans are included as part of "Forgivable loans and other loan receivables from employees and partners" in the Company's consolidated statements of financial condition.

Reverse Repurchase Agreements

From time to time, the Company enters into Reverse Repurchase Agreements with Cantor, whereby the Company receives U.S. Treasury, agency or other fixed income securities as collateral. As of December 31, 2009 and December 31, 2008, the Company had $0 million and $151.2 million, respectively, of Reverse Repurchase Agreements with Cantor, of which the fair value of the collateral received from Cantor was $0 million and $184.6 million, respectively.

Secured Loan to Cantor

On July 26, 2007, the Company entered into a Secured Promissory Note and Pledge Agreement (the "Secured Loan") with Cantor in which the Company agreed to lend to Cantor up to $100.0 million (the "Secured Loan Amount") on a secured basis from time to time. The Secured Loan was guaranteed by a pledge of the Company's Class A common stock or Class B common stock owned by Cantor equal to 125% of the outstanding Secured Loan amount, as determined on a next day basis. The Secured Loan earned interest at the market rate for equity repurchase agreements plus 0.25% and was payable on demand. The Secured Loan was approved by the Company's Audit Committee. In September 2008, the Company was authorized to increase the amount available under its Secured Loan with Cantor from up to $100.0 million to all excess cash other than that amount needed for regulatory purposes, and to also accept, as security, pledges of any securities in addition to pledges of Class A or Class B common stock of the Company provided for under the original Secured Loan. At December 31, 2009 and December 31, 2008, there was no outstanding Secured Loan balance.

Notes Payable

Historically, the Company had various subordinated loans and notes payable outstanding to Cantor. All of these notes were repaid upon BGC Partners' separation from Cantor on March 31, 2008.

For the year ended December 31, 2009 the Company did not incur any interest expense related to notes payable to Cantor. For the years ended December 31, 2008 and 2007, the Company incurred interest expense related to the notes payable to Cantor of $4.0 million and $19.3 million, respectively. Interest expense related to these notes is recorded as part of "Interest expense" in the accompanying consolidated statements of operations.

Grant Units

Prior to the merger, Cantor provided awards to certain employees of the Company in the form of grant units in Cantor ("grant units"). Grant units entitled the employees to participate in quarterly distributions of Cantor's net income and to receive certain post-termination payments. See Note 16, Stock-Based Compensation, for more information regarding grant units.

Other Transactions

In January 2007, the Company announced the formation of Aqua Securities, L.P. ("Aqua"), an alternative electronic trading platform which offers new pools of block liquidity to the global equities markets. Aqua is 51% owned by Cantor and 49% owned by the Company. Cantor and the Company have collectively contributed financial, professional and technology assets to the venture, which included all of the Company's former equities order routing business. On August 21, 2008, the Company entered into a two-year Subordinated Loan Agreement, whereby the Company agreed to lend Aqua the principal sum of approximately $1.0 million, at the applicable rate of six month LIBOR plus 200 basis points. The cash proceeds covered by this Agreement shall be used and dealt with by Aqua as part of its capital and shall be subject to the risks of the business. The loan is recorded as part of "Loan receivables from related parties" in the Company's consolidated statements of financial condition.

In June 2008, the Company was authorized to enter into loans, investments or other credit support arrangements for Aqua of up to $5.0 million in the aggregate, such arrangements would be proportionally and on the same terms as similar arrangements between Aqua and Cantor. The Company was further authorized to provide counterparty or similar guarantees on behalf of Aqua from time to time, provided that liability for any such guarantees, as well as similar guarantees provided by Cantor, would be shared proportionally with Cantor. As of December 31, 2009, the Company had not entered into any arrangements for the Aqua business.

During the year ended December 31, 2009, the Company made $2.9 million cash contributions to Aqua. These contributions are recorded as part of "Investments" in the Company's consolidated statements of financial condition.

On December 21, 2007, the Company together with other leading financial institutions announced the formation of a limited partnership that has established a fully-electronic futures exchange. The Company holds an approximate 25% interest in ELX Futures LP ("ELX"). The Company has also entered into a technology services agreement with ELX pursuant to which the Company provides software technology licenses, monthly maintenance support and other technology services as requested by ELX.

For the years ended December 31, 2009 and December 31, 2008, the Company recognized revenues of $20.4 and $18.2 million, respectively for the services provided to ELX. These revenues are included as of "Fees from related parties" in the accompanying consolidated statements of operations.

In April 2008, the Company was authorized to enter into short-term arrangements with Cantor to cover any failed U.S. treasury securities transactions and to share equally any net income resulting from such transactions, as well as any similar clearing and settlement issues. As of December 31, 2009, the Company had not entered into any arrangements to cover any failed U.S. treasury transactions.

In April 2008, the Company was authorized to enter into an indemnity agreement with Cantor with respect to the guarantee by Cantor of any liabilities associated with our application for a brokering license in China.

In August 2008, the Company was authorized to cause BGC Holdings to issue REUs in connection with acquisitions and to provide for such acquisitions to be done in only one of the operating entities when appropriate. In such event, the Company would not be required to maintain parity with respect to outstanding units in such operating entities.

Effective as of September 1, 2008, the Company was authorized to divide the quarterly allocation of any profit or loss relating to foreign exchange currency hedging between Cantor and the Company. The amount allocated to each party is based on the total net exposure for the Company and Cantor. The ratio of gross exposures of Cantor and the Company will be utilized to determine the shares of profit or loss allocated to each for the period.

On September 26, 2008, the limited partnership agreement of BGC US and the limited partnership agreement of BGC Global were amended, effective as of September 1, 2008, to provide that, at the Company's election, in connection with a repurchase of our Class A common stock or similar actions, BGC US and BGC Global will redeem and repurchase from the Company a number of units in BGC US and BGC Global equivalent to the number of shares of Class A common stock repurchased by the Company in exchange for cash in the amount of the gross proceeds to be paid in connection with such stock repurchase. The proportion of such amount to be paid by BGC US or BGC Global will be determined by BGC Partners. Certain technical amendments were also made to conform such limited partnership agreements to the BGC Holdings limited partnership agreement.

Cantor has the right to purchase from BGC Holdings any non-exchangeable BGC Holdings limited partnership units held by any founding partner that are redeemed by BGC Holdings upon termination or bankruptcy of the founding partner. Any such BGC Holdings limited partnership units purchased by Cantor from BGC Holdings will be exchangeable by Cantor for shares of Class B common stock or, at Cantor's election, shares of Class A common stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments), from the Company, on the same basis as Cantor's other BGC Holdings limited partnership units.

As of the date of this filing, as a result of the termination of 33 founding partners, BGC Holdings has the right to redeem an aggregate of 2,290,944 BGC Holdings limited partnership units. Accordingly, upon the redemption of any of the founding partners' BGC Holdings limited partnership units, Cantor will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units pursuant to terms yet to be determined.

On December 4, 2009, BGC Holdings redeemed an aggregate 70,632 limited partnership units held by three of these former founding partners and CFLP exercised its right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units as follows: (i) 1,480 limited partnership units at a price of $3.13 per unit; (ii) 54,792 limited partnership units at a price of $2.43 per unit; and (iii) 14,360 limited partnership units at a price of $3.96 per unit. In total, the 70,632 limited partnership units were purchased for a weighted average price of approximately $2.75 per unit. As a result of these purchases, as of the date of this filing, CFLP beneficially owns an aggregate 67,208,684 BGC Holdings limited partnership units. Upon the redemption of any other of the founding partners' BGC Holdings limited partnership units, CFLP will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units pursuant to terms yet to be determined.

In March 2009, the Company and Cantor were authorized to utilize each other's brokers to provide brokerage services for securities not brokered by such entity, so long as, unless otherwise agreed, such brokerage services were provided in the ordinary course and on terms no less than favorable to the receiving party than such services are provided to typical third-party customers.

12. Investments

The Company's investments consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
ELX	$ 8,725	$14,711
Freedom International Brokerage	9,968	9,767
China Credit BGC Money Broking Company Limited	2,415	—
Aqua	1,170	1,225
EIP Holdings	895	856
Total investments	$23,173	$26,559

The Company's share of losses related to its investments was $8.7 million, $7.1 million and $0.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company's share of the losses is recorded under the caption "Losses on equity investments" in the accompanying consolidated statements of operations.

In March 2009, the Company was granted preliminary approval by the China Banking Regulatory Commission ("CBRC") to establish a money broking joint venture company with China Credit Trust Co., Ltd. ("CCT"). The joint venture, named China Credit BGC Money Broking Company Limited, ("China Credit BGC") will seek final approval in 2010. In May 2009, in accordance with the preliminary approval, the Company contributed the USD equivalent of RMB16.5 million in cash (approximately $2.4 million) into China Credit BGC. Subject to final approval, China Credit BGC plans to provide domestic and international broking services for foreign exchange, bond, money market, and derivatives products. The Company will hold a 33% stake in China Credit BGC. The Company did not record any gains or losses in 2009 in connection with its investment in China Credit BGC.

13. Fixed Assets, net

Fixed assets, net consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Computer and communications equipment	$177,280	$168,186
Software, including software development costs	151,203	141,651
Leasehold improvements and other fixed assets	98,323	119,863
	426,806	429,700
Less: accumulated depreciation and amortization	293,840	292,888
Fixed assets, net	$132,966	$136,812

Depreciation expense was $34.9 million, $37.8 million and $38.1 million for years ended December 31, 2009, 2008 and 2007, respectively. Depreciation is included as part of "Occupancy and equipment" in the accompanying consolidated statements of operations. Impairment charges of $1.2 million, $5.0 million and $4.8 million were recorded for the years ended December 31, 2009, 2008 and 2007, respectively, related to the evaluation of capitalized software projects for future benefit and for fixed assets no longer in service. Impairment charges related to capitalized software and fixed assets are recorded under the caption "Occupancy and equipment" in the accompanying consolidated statements of operations.

In accordance with FASB guidance on the Accounting *for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes qualifying computer software development costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. For the years ended December 31, 2009, 2008 and 2007, software development costs totaling $15.5 million, $19.8 million and $21.1 million, respectively, were capitalized. Amortization of software development costs totaled $13.4 million, $15.3 million and $17.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

14. Goodwill and Other Intangible Assets, Net

In June 2009, the Company acquired all of the outstanding shares of Liquidez Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Liquidez"), a Brazilian financial institution and interdealer broker with offices in Sao Paulo and Rio de Janeiro. The purchase price for Liquidez is $15.6 million plus an additional contingent payment subject to achievement of certain profit targets through 2013. As part of the purchase price, the Company issued an aggregate of 1,750,000 REUs to certain shareholders of Liquidez, a portion of which will become exchangeable into shares of the Company's Class A Common Stock. An additional 250,000 REUs were issued to brokers and accounted for as compensation. The goodwill attributed to this acquisition was $12.0 million.

The results of operations of Liquidez have been included in the Company's consolidated financial statements subsequent to the date of the acquisition.

Goodwill is not amortized and is reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with FASB guidance on *Goodwill and Other Intangible Assets.*

The changes in the carrying amount of goodwill for the year ended December 31, 2009 were as follows (in thousands):

	December 31, 2009
Balance at December 31, 2008	$63,500
Liquidez acquisition	12,000
Other	1,618
Balance at December 31, 2009	$77,118

Other intangible assets consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Definite life intangible assets:		
Patents	$ 36,364	$ 34,910
Customer base/relationships	15,076	15,076
Internally developed software	5,722	5,722
Covenant not to compete	1,628	1,628
Trademarks	1,330	1,315
Total gross definite life intangible assets	60,120	58,651
Less: accumulated amortization	(47,708)	(43,085)
Net definite life intangible assets	12,412	15,566
Horizon license	1,500	1,500
Total net intangible assets	$ 13,912	$ 17,066

Amortization expense was $4.6 million, $4.7 million and $5.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. Intangible amortization is included as part of "Other expenses" in the accompanying consolidated statements of operations. The estimated aggregate amortization for each of the next five fiscal years is as follows: $3.6 million in 2010, $3.0 million in 2011, $2.3 million in 2012, $1.7 million in 2013 and $3.3 million thereafter.

15. Notes Payable and Collateralized Borrowings

On March 31, 2008, the Company entered into a Note Purchase Agreement pursuant to which it issued $150.0 million principal amount of its Senior Notes to a number of investors. The Senior Notes are due April 1, 2010, with interest payable semiannually at the rate of 5.19% per annum (plus 2.31% per annum paid to Cantor for the guarantee provision as discussed in note 11, Related Party Transactions). The Senior Notes are subject to certain covenants, including capital covenants that require the Company to maintain consolidated capital (comprised of total equity plus redeemable partnership interest) at an amount not less than $227.5 million and debt covenants that require that the Company's consolidated debt not to exceed 60% of its consolidated capitalization; provided, however, that if the Company's consolidated debt exceeds 55%, then the applicable interest rate of the Senior Notes will be increased by 0.25% per annum.

The Company recorded interest expense related to the Senior Notes of $7.8 million and $5.8 million for the years ended December 31, 2009 and 2008, respectively.

On September 25, 2009, BGC Partners, L.P. entered into a secured loan arrangement with General Electric Capital Corporation, under which it pledged certain fixed assets including furniture, computers and telecommunications equipment to General Electric Capital Corporation in exchange for a loan of $19.0 million. The principal and interest on this secured loan arrangement is repayable in thirty six consecutive monthly installments at a fixed rate of 8.09% per annum. The outstanding balance of the loan was $17.6 million as of December 31, 2009. The loan is guaranteed by BGC Partners, Inc. The Company recorded interest expense related to the secured loan arrangement of $0.4 million for the year ended December 31, 2009.

As of December 31, 2009, the Company was in compliance with all debt covenants.

16. Stock-Based Compensation

Restricted Stock Units

A summary of the activity associated with restricted stock units is as follows:

	Restricted Stock Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)
Balance at December 31, 2006	350,539	$ 9.06	
Granted	319,469	10.20	
Less: Delivered units	293,267	9.30	
Less: Forfeited units	34,416	8.80	
Balance at December 31, 2007	342,325	$ 9.79	
Granted	2,957,846	9.76	
Less: Delivered units	959,119	11.56	
Less: Forfeited units	234,536	11.35	
Balance at December 31, 2008	2,106,516	$ 8.91	
Granted	3,067,869	2.66	
Less: Delivered units	1,273,601	9.07	
Less: Forfeited units	283,271	6.31	
Balance at December 31, 2009	3,617,513	$ 3.83	1.21

The fair value of RSUs awarded to employees and directors is determined on the date of grant based on the market value of the Company's Class A common stock, and is recognized, net of the effect of estimated forfeitures, ratably over the vesting period. The Company uses historical data, including historical forfeitures and turnover rates, to estimate expected forfeiture rates for both employee and non-employee RSUs. Each RSU is converted into one share of Class A common stock upon completion of the vesting period.

During the years ended December 31, 2009, 2008 and 2007, the Company issued 3,067,869, 2,957,846 and 319,469, respectively, of RSUs with aggregate estimated grant date fair values of $8.2 million, $28.9 million and $3.3 million, respectively, to employees and directors. These RSUs were awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses.

For RSUs that vested during 2009, 2008 and 2007, the Company withheld shares valued at $1.8 million, $1.4 million and $0.5 million, respectively to pay payroll taxes due at the time of vesting.

RSUs granted to employees and directors have historically vested in a range of one to three years from date of grant. RSUs granted to these individuals during 2009, 2008 and 2007 generally vest over a three-year period, with 33.3% vesting on each of the anniversary dates.

In December 2007, the Board of Directors accelerated the vesting of most outstanding RSUs granted in 2006 and prior. The Company recorded $0.8 million of expense in 2007 associated with this acceleration.

The estimated fair value of the RSUs that were issued upon closing of the merger was determined based on the market value of eSpeed's Class A common stock as of the reporting date until the RSUs were granted upon closing of the merger, at which time the fair value was determined based on the market value of the Company's Class A common stock at merger date. The fair value of the RSUs is recognized net of the effect of estimated forfeitures over the vesting period. The Company uses historical data, including historical forfeitures and employee turnover rates, to estimate expected forfeiture rates.

As of December 31, 2009 and 2008 the aggregate estimated grant date fair value of outstanding RSUs was $13.9 million and $18.8 million, respectively.

Compensation expense related to RSUs, before associated income taxes, was approximately $15.2 million, $6.5 million and $2.4 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Stock Options

A summary of the activity associated with stock options is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at December 31, 2006	15,164,882	$14.86		
Granted	1,014,170	10.81		
Less: Exercised options	156,320	5.18		
Less: Forfeited options	495,833	16.92		
Balance at December 31, 2007	15,526,899	$14.63		
Granted	—	—		
Less: Exercised options	145,525	8.07		
Less: Forfeited options	327,869	14.16		
Balance at December 31, 2008	15,053,505	$14.71		
Granted	—	—		
Less: Exercised options	—	—		
Less: Forfeited options	3,381,326	20.83		
Balance at December 31, 2009	11,672,179	12.92		$—
Options exercisable at December 31, 2009	11,672,179	12.92	3.9	$—

The Company did not grant any options during the years ended December 31, 2009 and 2008. During the year ended December 31, 2007 the Company granted options to purchase 1.0 million shares of Class A common stock pursuant to the Long Term Plan. The exercise prices for these options equaled the closing price of the Company's Class A common stock on the date of grant of each option. The options generally vest ratably and on a quarterly basis over four years from the grant date.

The weighted average grant date fair value of options granted during the year ended December 31, 2007 was $4.95. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's Class A common stock for in-the-money options. As of December 31, 2009 and 2008, there were no in-the-money options. During the year ended December 31, 2009, no options were exercised. During the years ended December 31, 2008 and 2007, the aggregate intrinsic value of options exercised was $0.5 and $0.8 million respectively, determined as of the date of option exercise. The exercise prices for these options equaled the closing price of the Company's Class A common stock on the date of grant of each option. The options granted to employees generally vest ratably and on a quarterly basis over four years from the grant date. Options granted to each non-employee director on an annual basis, in consideration for services provided, vest one year from date of grant provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. In addition, options received by each non-employee director for their appointment or initial election to the Board of Directors vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our Board of Directors at the opening of business on such date.

Total compensation expense related to stock options before associated income taxes was negligible for the years ended December 31, 2009 and 2008. In December 2007, the Board of Directors accelerated the vesting of most outstanding options granted in 2006 and prior. The Company recorded $3.7 million of expense in 2007 associated with this acceleration. Additionally, Mr. Howard Lutnick, the Chief Executive Officer, was granted

1.0 million fully vested options and the Company recorded $4.9 million in expense during 2007. Total compensation expense related to stock options before associated income taxes, including the expense related to the options granted to the Chief Executive Officer, was approximately $10.0 million for the year ended December 31, 2007.

The fair value of each stock option award granted is estimated as of the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are estimated using historical volatility of the Company's Class A common stock over a preceding period commensurate with the expected term of the options. The expected term of options represents the period of time that options granted are expected to be outstanding. For options granted subsequent to January 1, 2006, the expected term of options granted is derived from the simplified method allowed by Staff Accounting Bulletin No. 107 because the Company's historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. The risk-free rate for the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

The following table presents the assumptions that were used in the Black-Scholes option pricing model for the respective periods:

Year	Weighted Average Grant Date Fair Value	Risk Free Interest Rate	Expected Life (Years)	Expected Volatility	Dividend Yield
2007	$4.95	3.28%	5.00	48%	None

The following table provides further details relating to the Company's stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$5.10—$8.73	2,443,661	$ 5.48	2.4	2,443,661	$ 5.48
$8.74—$15.40	6,117,526	12.12	4.9	6,117,526	12.12
$15.41—$23.10	2,961,636	19.55	3.2	2,961,636	19.55
$23.11—$30.80	54,251	25.24	2.3	54,251	25.24
$30.81—$77.00	95,105	42.52	0.5	95,105	42.52
Total	11,672,179	$12.92	3.9	11,672,179	$12.92

Grant Units

Prior to 2008, Cantor provided awards to certain employees of the Company in the form of grant units. Grant units entitled the employees to participate in quarterly distributions of Cantor's net income and to receive certain post-termination payments. Grant units awarded to employees of the Company in 2005 vested immediately upon receipt by the employee. Grant units awarded to employees of the Company in 2006 and 2007 generally vested over a four-year period. Grant units are accounted for as liability awards under FASB guidance on share based payments. The liability incurred for such grant units is re-measured at the end of every reporting period. The Company is allocated its share of such expense by Cantor relating to grant units that are held by employees of the Company.

In connection with BGC Partners' separation from Cantor, the unvested portion of the grant units that had been awarded to individuals whose partnership interests were contributed to BGC Holdings were transferred to BGC Holdings on March 31, 2008.

As of December 31, 2009 and 2008, the estimated fair value of the grant units held by the Company's employees was $2.9 million and $3.3 million. As of December 31, 2009 and 2008 the notional amount of grant units outstanding was $6.4 million and $6.6 million, respectively.

During the year ended December 31, 2009, the Company recognized a non-cash benefit of $0.3 million for the changes in estimated fair value of the grants units held by the Company's employees. Non-cash compensation credit for the changes in estimated fair value for the years ended December 31, 2008 and 2007 was $0.6 million and $0.7 million, respectively.

For the year ended December 31, 2009, the Company did not record any expense relating to grant unit distributions. For the years ended December 31, 2008 and 2007, the Company recorded an expense of $0.1 million and $0.8 million, respectively, relating to grant units distributions. Grant unit distributions are included as part of "Compensation and employee benefits" on the accompanying consolidated statement of operations.

BGC Holdings Limited Partnership Interests

The Company provides limited partnership interests in BGC Holdings, termed REUs or RPUs, to certain employees. These partnership interests generally entitle the holder to participate in distributions of BGC Holdings' income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the holder's termination provided that the holder has not engaged in any competitive activity with the Company or its affiliates prior to the date each payment is due. These REUs/RPUs may also generally be exchangeable for Class A common stock in accordance with the terms and conditions of the grant of such REUs/RPUs. REUs/RPUs are accounted for by the Company as liability awards under FASB guidance on stock-based compensation. The liability incurred for REUs/RPUs is re-measured at the end of each reporting period. Non-cash compensation is recorded to account for changes in the estimated fair value of REUs/RPUs.

A summary of the activity associated with REUs and RPUs is as follows:

	Notional Value	Number of Units
Balance at December 31, 2006	—	—
Granted	—	—
Less: Forfeited units	—	—
Balance at December 31, 2007	—	—
Granted	$ 52,177,394	8,065,159
Less: Forfeited units	—	—
Balance at December 31, 2008	$ 52,177,394	8,065,159
Granted	58,006,257	19,266,147
Less: Forfeited units	2,525,171	565,138
Balance at December 31, 2009	107,658,480	26,766,168

As of December 31, 2009 and 2008 the aggregate estimated fair value of the REUs/RPUs held by executives and non-executive employees, awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses was $17.5 million and $9.3 million, respectively. As of December 31, 2009 and 2008, the aggregate notional value of REUs/RPUs outstanding was $107.7 million and $52.2 million, respectively.

Compensation expense related to REUs and RPUs is recognized over the stated service period. The Company recognized compensation expense, before associated income taxes, related to REUs and RPUs of $8.3 million, $6.5 million and $2.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Business Partner Warrants

A summary of the activity associated with business partner warrants is as follows (warrants in thousands):

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance at December 31, 2006	1,986	$27.04	
Granted	—	—	
Less: Exercised warrants	—	—	
Less: Forfeited warrants	—	—	
Balance at December 31, 2007	1,986	$27.04	
Granted	—	—	
Less: Exercised warrants	—	—	
Less: Forfeited warrants	—	—	
Balance at December 31, 2008	1,986	$27.04	
Granted	—	—	
Less: Exercised warrants	—	—	
Less: Forfeited warrants	—	—	
Balance at December 31, 2009	1,986	$27.04	1.81

The Company did not recognize any expense related to the business partner warrants for the years ended December 31, 2009 and 2008, respectively.

Horizon

In February 2006, a subsidiary of Cantor acquired all of the assets of Horizon. Immediately prior to the closing of the acquisition, the Company entered into the Horizon License. In consideration for the Horizon License and support services to be provided under the Horizon License, the Company issued to Horizon a warrant to acquire 312,937 shares of Class A common stock of the Company, such warrant was not transferred to Cantor. The warrant has a five-year term and is immediately exercisable at an exercise price equal to $8.87.

UBS

In connection with an agreement between eSpeed, certain Cantor entities and certain UBS entities, the Company previously issued to UBS Americas Inc., successor by merger to UBS USA Inc. ("UBS"), a warrant to purchase 300,000 shares of Class A common stock (the "Warrant Shares"). The warrant has a term of 10 years from August 21, 2002 and has an exercise price equal to $8.75, the market value of the underlying Class A common stock on the date of issuance. The warrant is fully vested and non-forfeitable, and is exercisable nine years and six months after issuance, subject to acceleration upon the satisfaction by UBS of certain commitment conditions. On August 21, 2002, the Company recorded additional paid in capital and unamortized expense of business partner securities of $2.2 million, representing the fair value of the warrant.

UBS failed to comply with the commitment condition for the period August 1, 2002 to July 31, 2003. Commencing September 18, 2003, the UBS agreement was renegotiated to facilitate UBS's ability to meet the commitment condition going forward, and to provide for a revised acceleration schedule (the "Revised Agreement"). The Revised Agreement provides for acceleration of the right to purchase 125,000 Warrant Shares on October 1, 2003, of which warrants to purchase 75,000 shares of our Class A common stock were exercised by UBS in October 2003, and acceleration of the right to purchase the remaining 175,000 Warrant Shares in seven equal tranches of 25,000 shares each quarter, commencing with the quarter ending January 31, 2004, subject to the satisfaction by UBS of the revised commitment conditions set forth in the Revised Agreement. The Company has notified UBS that it failed to comply with the revised commitment conditions for each of the seven quarters commencing November 1, 2003 and ending July 31, 2005 and that it is not entitled to acceleration of the right to purchase any of the 175,000 Warrant Shares.

Deutsche Bank

In connection with an agreement with Deutsche Bank AG ("Deutsche Bank"), the Company previously sold Series C Redeemable Convertible Preferred Stock ("Series C Preferred") to Deutsche Bank. On July 30th of each year of the five-year agreement in which Deutsche Bank fulfills its liquidity and market making obligations for specified products, one-fifth of such Series C Preferred stock would have automatically converted into warrants to purchase shares of the Company's Class A common stock.

Deutsche Bank was deemed to have fulfilled its obligations under the agreement for the 12 months ended July 31, 2002 and, accordingly, a warrant to purchase 150,000 shares of the Company's Class A common stock was issued by the Company. The Company informed Deutsche Bank that it was not in compliance with the agreement for the 12 months ended July 31, 2003 and that a warrant would not be issued for such period. As a result, the Company reversed the amortization expense recorded since August 2002 for such warrant.

Based on certain communications and Deutsche Bank's inactivity with regards to this arrangement to comply with the agreement since March 28, 2003, the Company further notified Deutsche Bank that it believes it has terminated its right to receive warrants under the agreement for the remaining commitment periods. The 600 shares of Series C Preferred stock with respect to the 12 month periods ended July 31, 2003, 2004 and 2005 were redeemable by the Company for 6,000 shares of Class A common stock. On March 17, 2008, the Company redeemed all outstanding shares of its Series C Redeemable Convertible Preferred Stock by issuing to Deutsche Bank AG 6,000 shares of its Class A common stock.

17. Commitments, Contingencies and Guarantees

Operating Leases

The Company is obligated for minimum rental payments under various non-cancelable operating leases, principally for office space, expiring at various dates through 2021. Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating or other costs.

As of December 31, 2009 minimum lease payments under these arrangements are as follows (in thousands):

	Net Lease Commitment
2010	$ 19,676
2011	16,701
2012	15,447
2013	15,369
2014	15,369
2015 and thereafter	46,116
Total	$128,678

The lease obligations shown above are presented net of payments to be received under a non-cancellable sub-lease.

In addition to the above obligations under non-cancelable operating leases, the Company is also obligated to Cantor for rental payments under Cantor's various non-cancelable leases with third parties, principally for office space and computer equipment, expiring at various dates through 2020. Certain of these leases have renewal terms at the Company's option and/or escalation clauses (primarily based on the Consumer Price Index). Cantor allocates a portion of the rental payments to the Company based on square footage used.

The Company also allocates a portion of the rental payments for which it is obligated under non-cancelable operating leases to Cantor and its affiliates. These allocations are based on square footage used.

Rent expense for the years ended December 31, 2009, 2008 and 2007 was $24.6 million, $23.2 million and $23.3 million, respectively. Rent expense is included as part of "Occupancy and equipment" on the accompanying consolidated statements of operations.

BGC Partners entered into a sub-lease agreement for the leasehold it vacated at One America Square in July 2005. The Company began to receive sub-lease rental payments under this arrangement in 2008. The total amount of sub-lease payments to be received is approximately $29.8 million over the life of the agreement.

The following table summarizes certain of our contractual obligations at December 31, 2009 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	$128,678	$ 19,676	$32,148	$30,738	$46,116
Notes payables and collateralized obligations(2)	167,586	155,434	12,152	—	—
Interest on note payable(2)	4,034	3,070	964	—	—
Debt arrangement fee on note payable (3)	866	866	—	—	—
Total contractual obligations	$301,164	$179,046	$45,264	$30,738	$46,116

(1) Operating leases are related to rental payments under various non-cancelable leases, principally for office space (Net of sub-lease payments to be received).

(2) Notes payables and collateralized obligations reflects the issuance of $150.0 million of senior notes in connection with our separation from Cantor and $17.6 million of a secured loan arrangement with General Electric Capital Corporation. (See Note 15, Notes Payables and Collateralized Obligations, for more information regarding this long-term debt, including timing of payments and compliance with debt covenants.)

(3) See Note 11, Related Party Transactions, for more information regarding this debt arrangement fee payable to Cantor

Contingencies

In the ordinary course of business, various legal actions are brought and are pending against the Company and its affiliates in the United States and internationally. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

Employment and Competitor-Related Litigation

From time to time, the Company and its affiliates are involved in litigation, claims and arbitrations, in the United States and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by its competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Other Matters

The National Australia Bank Limited, which we refer to as "NAB," filed a claim in September, 2007 in the Supreme Court of Victoria against BGC International, which we refer to as "BGCI," and BGC Capital Markets (Japan) LLC (formerly known as Cantor Fitzgerald LLC), which we refer to as "BGC Capital Markets (Japan)." On January 21, 2009, NAB filed a Notice of Discontinuance with the Court. From September 2001 through January 2004, NAB employees who traded in foreign exchange options allegedly lost substantial amounts of money and allegedly overstated the positions which they held. NAB claims that it was the object of conduct by BGCI and BGC Capital Markets (Japan) and certain traders on NAB's currency options desk, whereby BGCI and BGC Capital Markets (Japan) allegedly provided misleading and deceptive independent revaluation rates to NAB's middle office, which were then purportedly relied upon by NAB. NAB alleges that the supply of these revaluation rates prevented NAB from discovering the true position of the currency options portfolio and that it subsequently sustained trading losses of AUD 311 million (or, based on an exchange rate of .8994 at December 31, 2009, approximately $279.7 million). The 2006 NAB annual report claims that NAB's total loss amounted to AUD 539 million (or, based on an exchange rate of .8994 at December, 31 2009, approximately $484.8 million), implying that its consequential losses amounted to AUD 228 million (or, based on an exchange rate of .8994 at December 31, 2009, approximately $205.1 million). Based on the information provided, BGCI and BGC Capital Markets (Japan) believe that they have substantial defenses in respect of the losses claimed by NAB. On January 21, 2009, NAB filed a Notice of Discontinuance with the Court.

On February 15, 2006, the SEC issued a formal order of investigation into trading by certain inter-dealer brokers in the government and fixed income securities markets. The formal order alleges that the broker-dealers named therein, including us, (1) may have made fictitious quotations or made false or misleading statements about the prices at which U.S. Treasury or other fixed income securities would be purchased or sold, (2) may have fabricated market quotations or trading activity in U.S. Treasury or other fixed income securities to stimulate trading and to generate commissions, (3) may have engaged in "front running" or "interpositioning," (4) may have engaged in fraudulent, deceptive or manipulative acts to induce the purchase or sale of government securities, (5) may have failed to keep and preserve certain books and records as required by the SEC and/or the Treasury and (6) may have failed to supervise with a view to preventing violations of applicable rules and regulations as required by the Exchange Act. We are cooperating in the investigation, which has been inactive for over a year. Our management believes that, based on the currently available information, the final outcome of the investigation will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

In August 2004, Trading Technologies International, Inc. ("TT") commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against us. In its complaint, TT alleged that we infringed U.S. Patent No. 6,766,304, which issued on July 20, 2004, and U.S. Patent 6,772,132, which issued on August 3, 2004. TT later added eSpeed International Ltd., ECCO LLC and ECCO Ware LLC as defendants in a second amended complaint. On January 5, 2006, we answered TT's second amended complaint, denying the infringement allegations, and we filed an amended counterclaim seeking a declaration that the patents in suit are invalid, we do not make, use or sell any product that infringes any claims of the patents in suit, the patents in suit are unenforceable because of inequitable conduct by TT before the U.S. Patent and Trademark Office during the prosecution of the patents, and the patents are unenforceable due to TT's patent misuse. The District Court consolidated for certain discovery and Markman hearing purposes our case with other patent infringement cases brought by TT against other defendants. A Markman hearing was held on August 16-18, 2006. On October 31, 2006, the Court issued a ruling on claim construction, providing the meanings of the various terms in dispute in the asserted patents. In that ruling, the Court found that we correctly defined several of the patents' key terms. In February 2007, the Court denied TT's motion for clarification and reconsideration of the Markman decision and reconfirmed its October 2006 ruling. On June 20, 2007, the Court granted eSpeed's motion for partial summary judgment on TT's claims of infringement covering the Dual Dynamic, eSpeedometer and modified eSpeedometer versions of eSpeed's and ECCO's products. As a result, the remaining products at issue in the case were the versions of the eSpeed and ECCO products that have not been on the market in the U.S. since around the end of 2004. TT moved for reconsideration of that summary judgment ruling, which the Court denied. The trial began on September 10, 2007 and ended on October 4, 2007. On October 10, 2007 a jury rendered a verdict that eSpeed and ECCO willfully infringed. The jury awarded TT damages in the amount of $3.5 million. On January 3, 2008, the Court granted eSpeed's motion for directed verdict on willfulness, finding that eSpeed's infringement was not willful as a matter of law, and denied eSpeed's general motions for directed verdict and for new trial. On February 6, 2008, eSpeed's remittitur motion was conditionally granted, and on February 12, 2008, TT indicated by letter that it accepted the remittitur, which would reduce the principal amount of the verdict to $2,539,468 Although the District Court's "Final Judgment in a Civil Case" contained no provision for monetary damages, TT's motion for pre-judgment interest was granted, and interest was set at the prime rate, compounded monthly. A hearing on inequitable conduct was held on April 3-4, 2008. On May 7, 2008, the Court held that TT did not engage in inequitable conduct during the prosecution of the patents in suit. On May 23, 2008, the Court granted TT's motion for a permanent injunction, and on June 13, 2008 denied its motion for attorneys' fees. On July 16, 2008, TT's costs were assessed by the Court clerk in the amount of $3,321,776 against eSpeed. eSpeed filed a motion to strike many of these costs, which has been stayed pending resolution of the appeal referred to below. Both parties have appealed to the United States Court of Appeals for the Federal Circuit, which heard arguments in the case on August 4, 2009 and issued an opinion on February 25, 2010 affirming the District Court on all issues presented on appeal. Either or both sides may file petitions for rehearing, which are due by March 29, 2010. If TT ultimately prevails in the litigation, we may be required to pay TT damages and/or certain costs, and we may be forced to modify or withdraw certain products from the market. Both parties have requested attorneys' fees from the other party, which may be awarded by the Court in exceptional cases. We have accrued the amount of the District Court jury's verdict remitted plus interest and a portion of the preliminarily assessed costs that would cover the amount, if any were actually awarded. The Company has learned that on February 3, 2010, TT filed another civil action against it in the Northern District of Illinois, alleging infringement of three additional patents, U.S. Patents Nos. 7,533,056, 7,587,357, and 7,613,651, and by later amendment to the complaint No. 7,676,411, by the eSpeedometer product. The Company has not been served with the complaint as of the date hereof.

Since August, 2009, approximately 80 employees of subsidiaries of Tullett Prebon plc ("Tullett") have signed contracts for future employment with affiliates of BGC and/or have started working for affiliates of BGC in the New York metropolitan area. Many of these individuals were employees at will of Tullett's subsidiaries, although some of them had employment agreements with those subsidiaries. Certain of the employees with employment agreements commenced FINRA arbitrations against Tullett subsidiaries on the grounds that the Tullett subsidiaries breached those agreements and/or that certain restrictions in those agreements are unenforceable. In one of these arbitrations, certain employees of the Treasury Desk assert claims against Tullett Liberty Brokerage Inc. for, among other things, fraud, breach of contract, breach of the covenant of good faith and fair dealing, and declaratory judgment as a result of its repeated promising of, and failing to deliver, electronic support for their business (a development noted by certain stock analysts). In the other arbitration, certain employees who had sold their interest in Chapdelaine Corporate Brokers, Inc. to a Tullett subsidiary seek a determination that Tullett subsidiaries have fraudulently engaged in improper practices contrary to the sale agreement with the effect of depriving them of significant payments, as well as certain other matters.

On August 25, 2009, Tullett Liberty Securities LLC ("Tullett Liberty") informed BGC that it had filed a claim with FINRA dispute resolution (the "FINRA Arbitration") in New York, New York against BGC Financial, L.P., an affiliate of BGC, ("BGC Financial"), one of BGC Financial's officers, and certain persons formerly or currently employed by Tullett subsidiaries. On January 22, 2009, Tullett Liberty filed an Amended Statement of Claim in the FINRA Arbitration ("FINRA FASOC"), adding Tullett Prebon Americas Corp. ("Tullett Americas," together with Tullett Liberty, the "Tullett Subsidiaries") as a claimant, and adding 35 individual employees, who were formerly employed by either of the Tullett Subsidiaries, as respondents. In the FINRA FASOC, the Tullett Subsidiaries allege that BGC Financial harmed their inter-dealer brokerage business by hiring 79 of their employees, and that BGC Financial aided and abetted various alleged wrongs by the employees, engaged in unfair competition, misappropriated trade secrets and confidential information, tortiously interfered with contract and economic relationships, and violated FINRA Rules of Conduct. The Tullett Subsidiaries also alleged certain breaches of contract and duties of loyalty and fiduciary duties against the employees. BGC Financial has generally agreed to indemnify the employees. The Tullett Subsidiaries claim compensatory damages of not less than $779 million and exemplary damages of not less than $500 million. The Tullett Subsidiaries also seek costs and permanent injunctions against the defendants.

The Tullett entities have requested that FINRA consolidate the FINRA Arbitration with the other actions commenced before FINRA by the individual brokers, as well as two additional actions commenced against BGC Financial by two brokers who were briefly employed there before returning to Tullett Liberty. The parties are currently discussing the contours of a such a consolidated FINRA proceeding.

On October 22, 2009, Tullett filed a complaint in the United States District Court for the District of New Jersey against BGC captioned Tullett Prebon plc vs. BGC Partners, Inc. (the "New Jersey Action"). In the New Jersey Action, Tullett asserted claims relating to decisions made by approximately 81 brokers to terminate their employment with Tullett's Subsidiaries and join BGC's affiliates. In its complaint, Tullett made a number of allegations against BGC related to raiding, unfair competition, New Jersey RICO, and other claims arising from the brokers' current or prospective employment by BGC's affiliates. Tullett claimed compensatory damages against BGC in excess of $1 billion for various alleged injuries as well as exemplary damages. It also sought costs and an injunction against additional hirings. On December 21, 2009, BGC moved to dismiss the complaint in the New Jersey Action. Rather than contest the motion, Tullett filed its First Amended Complaint on January 11, 2010 ("Amended New Jersey Complaint"), which largely repeats the allegations of injury and the claims asserted in the initial complaint. The Amended New Jersey Complaint incorporates the damages sought in the FINRA Arbitration, repeats many of the allegations raised in the FINRA FASOC and also references hiring of employees of Tullett affiliates by BGC or BGC's affiliates overseas, for which Tullett and/or its subsidiaries have filed suit outside of the United States, including one currently pending in the High Court in London and another action commenced by a Tullett affiliate against seven of our brokers in Hong Kong, on which we may have certain indemnity obligations. On February 11, 2010, BGC filed a motion to dismiss the Amended New Jersey Complaint, or in the alternative, to stay the action pending the resolution of the FINRA Arbitration. In that motion, BGC argues that Tullett lacks standing to pursue its claims, that the court lacks subject matter jurisdiction and that each of the causes of action in the Amended New Jersey Complaint fails to state a legally sufficient claim.

BGC and its affiliates intend to vigorously defend against and seek appropriate affirmative relief in the FINRA FASOC, the Amended New Jersey Complaint, and the other actions, and believe that they have substantial defenses to the claims asserted against them in those proceedings, believe that the damages and injunctive relief sought against them in those proceedings are unwarranted and unprecedented, and believe that Tullett and its subsidiaries are attempting to use the judicial and industry dispute resolution mechanisms in an effort to shift blame to BGC for their own failures. However, no assurance can be given as to whether Tullett or Tullett Liberty may actually succeed against either BGC or any of its affiliates.

In addition to the matters discussed above, the Company is a party to several pending legal proceedings and claims that have arisen during the ordinary course of business. The outcome of such items cannot be determined with certainty, therefore the Company cannot predict what the eventual loss or range of loss related to such matters will be. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

The outcome of such items cannot be determined with certainty; therefore we cannot predict what the eventual loss or range of loss related to such matters will be. Our management believes that, based on currently available information, the final outcome of these current pending matters will not have a material effect on our cash flow, results of operations or financial position.

Letter of Credit Agreements

The Company has irrevocable uncollateralized letters of credit with various banks, where the beneficiaries are clearing organizations through which we transact, that are used in lieu of margin and deposits with those clearing organizations. As of December 31, 2009, the Company was contingently liable for $51.2 million under these letters of credit.

Risk and Uncertainties

The Company generates revenues by providing financial intermediary and securities trading and brokerage activities to institutional customers and by executing and, in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction-based. As a result, revenues could vary based on the transaction volume of global financial markets. Additionally, financing is sensitive to interest rate fluctuations, which could have an impact on its overall profitability.

Guarantees

The Company provides guarantees to securities clearing houses and exchanges which meet the definition of a guarantee under FASB interpretations. Under these standard securities clearing house and exchange membership agreements, members are required to guarantee, collectively, the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. In the opinion of management, the Company's liability under these agreements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential of being required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded in the Company's consolidated statements of financial condition for these agreements.

18. Income Taxes

The provision/(benefit) for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Current:			
U.S. federal	$ 5,281	$ 3,831	$ 2
U.S. state and local	906	569	276
Foreign	16,403	23,840	12,215
UBT	1,445	2,405	1,797
	24,035	30,645	14,290
Deferred:			
U.S. federal	(603)	(2,848)	(5,747)
U.S. state and local	(94)	(661)	(1,217)
Foreign	313	(7,035)	1,994
UBT	24	14	—
	(360)	(10,530)	(4,970)
Provision (benefit) for income taxes	$23,675	$ 20,115	$ 9,320

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Differences between the Company's actual income tax expense and the amount calculated utilizing the U.S. federal statutory rates were as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Federal income tax expense/(benefit) at 35% statutory rate	$ 2,511	$ 2,259	$(12,351)
State corporate income tax (benefit)	332	(150)	(752)
Foreign income tax expense (benefit)	16,715	16,741	12,581
UBT taxes	1,603	2,419	1,797
Other non-deductible items	2,895	2,106	1,083
Adjustment in valuation allowance	—	(5,156)	10,224
Federal tax benefit of research and development credit	(126)	(530)	(51)
Tax benefit of foreign and federal net operating loss not currently recognized	—	—	1,588
Tax benefit of foreign and federal net operating loss currently recognized	—	—	(4,436)
Deferred tax expense/other	(255)	2,426	(363)
Provision (benefit) for income taxes	$23,675	$20,115	$ 9,320

Significant components of the Company's deferred tax assets and liabilities consisted of the following (in thousands):

	Year Ended December 31,	
	2009	2008
Deferred tax assets		
Fixed assets	$ 2,905	$ 6,834
Non-deductible warrant expense	4,866	4,894
Deferred income	—	508
Basis difference of investments	710	714
Non-employee stock options	466	468
Other deferred and accrued expenses	5,241	3,932
Foreign deferred and accrued expenses	(40)	(40)
Net operating loss carry-forwards	26,689	64,582
Total deferred tax assets	40,837	81,892
Valuation allowance	(25,164)	(66,594)
Net deferred tax assets	15,673	15,298
Deferred tax liability		
Software capitalization	3,829	3,864
Depreciation of fixed assets / Gain on replacements of assets	1,601	1,551
Other	30	30
Total deferred tax liability	5,460	5,445
Net deferred tax asset	$ 10,213	$ 9,853

Net deferred tax assets are included as part of "Other assets" in the accompanying consolidated statements of financial condition.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) for the year ended December 31, 2009 is as follows (in millions):

	Amount
Balance, January 1, 2009 (excluding interest and penalties of $0.6 million)	$1,682
Decreases in gross unrecognized tax benefits pertaining to tax positions taken during prior years	—
Increases in gross unrecognized tax benefits pertaining to tax positions taken during the current year	126
Decreases in gross unrecognized tax benefits relating to settlements with taxing authorities	—
Reductions to gross unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	—
Balance, December 31, 2009 (excluding interest and penalties of $0.7 million)	$1,808

The amount of unrecognized tax benefits at December 31, 2009 that, if recognized, would favorably affect the effective tax rate is $1.8 million. Such amount excludes $0.7 million of interest and penalties accrued in the statement of financial condition, of which $0.1 million was recognized in the current year.

The company anticipates that the total amount of unrecognized benefits (excluding penalties and interest) will remain unchanged over the next 12 months.

Tax Restructuring

eSpeed was a U.S. corporation and reported and paid U.S. federal income taxes as well as taxes to other jurisdictions in which it or its subsidiaries conducted business. Historically, much of BGC Partners, LLC had operated through entities that were treated as partnerships for U.S. federal income tax purposes. As such, much of the income was not subject to U.S. federal and state income taxes because taxes related to income earned by partnerships represent obligations of the individual partners. BGC Partners, LLC did have certain companies that were incorporated and subject to U.S. federal, state and local income tax and they did report and pay U.S. federal, state and local income taxes. Outside the United States, BGC Partners, LLC had operated principally through subsidiary corporations subject to local income taxes. Prior to April 1, 2008, income taxes reported on the consolidated financial statements for BGC Partners, LLC were primarily attributable to taxes incurred by its incorporated U.S. entities and by non-U.S. entities. Subsequent to the merger, the consolidated financial statements of the Company include U.S. federal, state and local income taxes on its allocable share of the U.S. results of operations, giving effect to the post-merger structure, as well as taxes payable to jurisdictions outside the U.S.

Income taxes are accounted for using the asset and liability method, as per FASB guidance, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not those assets will not be realized. No deferred U.S. federal income taxes have been provided for the undistributed foreign corporate earnings since they have been permanently reinvested in the Company's foreign operations. It is not practical to determine the amount of additional tax that may be payable in the event these earnings are repatriated. Effective January 1, 2007, the Company, adopted FASB guidance *Accounting For Uncertainty in Income Taxes*. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.

19. Regulatory Requirements

Many of the Company's businesses are subject to regulatory restrictions and minimum capital requirements. These regulatory capital requirements may restrict the Company's ability to withdraw capital from its subsidiaries.

Certain U.S. subsidiaries are registered as U.S. broker-dealers or Futures Commissions Merchants subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also require a significant part of the registrants' assets be kept in relatively liquid form. As of December, 31 2009, the U.S. subsidiaries had net capital in excess of their minimum capital requirements.

Certain European subsidiaries of the Company are regulated by the FSA and must maintain financial resources (as defined by the FSA) in excess of the total financial resources requirement of the FSA. As of December 31, 2009, the European subsidiaries had financial resources in excess their requirements.

Certain other subsidiaries are subject to regulatory and other requirements of the jurisdictions in which they operate.

The regulatory requirements referred to above may restrict the Company's ability to withdraw capital from its regulated subsidiaries. As of December 31, 2009, $246.9 million of net assets were held by regulated subsidiaries. These subsidiaries had aggregate regulatory net capital, as defined, in excess of the aggregate regulatory requirements, as defined, of $145.2 million.

20. Segment and Geographic Information

Segment Information

The Company currently operates its business in one reportable segment, that of providing financial intermediary services to the financial markets, integrated voice and electronic brokerage and trade execution services in a broad range of products and services, including global fixed income securities, equities, futures, foreign exchange, derivatives and other instruments, including proprietary market data offerings.

Geographic Information

The Company offers products and services in the North America, South America, Europe, Asia (including Australia) and Middle East and Africa region (defined as the MEA region). Information regarding revenues for the years ended December 31, 2009, 2008 and 2007, respectively, and information regarding long-lived assets (defined as forgivable loans, fixed assets, net of accumulated depreciation, investment, goodwill, other intangible assets, net of accumulated amortization, and rent and other deposits) in geographic areas as of December 31, 2009 and December 31, 2008, respectively, are as follows (in thousands):

	Year ended December 31,		
	2009	2008	2007
Revenues:			
United Kingdom	$ 498,579	$ 567,706	$ 528,405
United States	286,409	322,108	301,162
France	170,186	131,638	104,939
Asia	167,230	156,715	150,992
Other Europe/MEA	23,279	46,386	18,252
Other Americas	16,639	4,379	13,176
Total revenues	$1,162,322	$1,228,932	$1,116,926

	As of December 31, 2009	As of December 31, 2008
Long-lived assets:		
United Kingdom	$127,616	$144,837
United States	117,683	126,392
France	15,178	14,874
Asia	99,566	25,928
Other Europe/MEA	3,955	3,274
Other Americas	16,899	558
Total long-lived assets	$380,897	$315,863

21. Supplemental Balance Sheet Information

The components of certain balance sheet accounts are as follows (in thousands):

	December 31, 2009	December 31, 2008
Other assets:		
Prepaid expenses	$18,387	$20,069
Taxes receivable	14,201	2,381
Rent and other deposits	18,917	17,614
Other	14,284	19,451
Total other assets	$65,789	$59,515

	December 31, 2009	December 31, 2008
Accounts payable, accrued and other liabilities:		
Taxes payable	$137,099	$ 89,861
Accrued expenses and other liabilities	119,353	87,479
Total accounts payable, accrued and other liabilities	$256,452	$177,340

22. Subsequent Events

Fourth Quarter Dividend

On February 22, 2010, the Company's Board of Directors declared a quarterly cash dividend of $0.06 per share payable on March 22, 2010 to Class A and Class B common stockholders of record as of March 8, 2010.

Debt Agreement

On March 12, 2010, our Audit Committee authorized us or our subsidiaries to sell $150,000,000 aggregate principal amount of 8.75% Convertible Senior Notes due 2015 to Cantor or one of its affiliates which may include up to $25,000,000 to Howard W. Lutnick and/or his related designees. On March 16, 2010, we executed an agreement with respect to this transaction. We and our affiliates intend to use the proceeds to repay at maturity our outstanding $150,000,000 million notes due April 1, 2010.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

BGC Partners maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by BGC Partners is recorded, processed, summarized, accumulated and communicated to its management, including its Chairman, Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure, and reported within the time periods specified in the SEC's rules and forms. The Chairman, Chief Executive Officer and Chief Financial Officer have performed an evaluation of the effectiveness of the design and operation of BGC Partners disclosure controls and procedures as of December 31, 2009. Based on that evaluation, the Chairman, Chief Executive Officer and Chief Financial Officer concluded that BGC Partners' disclosure controls and procedures were effective as of December 31, 2009.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chairman, Chief Executive Officer, and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

During the quarter ended June 30, 2009 the Company's management identified a material weakness in its internal controls related to four unauthorized trades and failure to submit confirmations in one of our foreign offices. We determined that we lacked certain controls with respect to the activities of the broker and that the operational and risk management controls in place to monitor the broker's activities were not properly performed in this instance and therefore were not effective with respect to this event. Performance of secondary controls resulted in the identification of these trades, which management believes was an isolated occurrence. During the quarter ended September 30, 2009 the Company's management implemented control enhancements to remediate this material weakness in internal controls. These control enhancements included: improving management oversight controls to enable increased awareness of unauthorized or unmatched activity; increased controls around monitoring and recording of client instructions and settlements; enhanced procedures for pre-settlement matching of trades; automated trade confirmation processes; implementing a process to ensure that all trade date reconciliation procedures are being properly performed and reviewed; and improved management reporting regarding compliance and risk monitoring and P&L. As of December 31, 2009, the Company's management reaffirms that the material weakness has been remediated.

Based on the results of our 2009 evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. We reviewed the results of management's assessment with our Audit Committee.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K. Such report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.

Changes in Internal Control over Financial Reporting

Except as note above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during 2009, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table provides information as of March 4, 2010 regarding our directors and executive officers.

Name	Age	Title
Howard W. Lutnick	48	Chairman of the Board, Chief Executive Officer
Shaun D. Lynn	47	President
Stephen M. Merkel	51	Executive Vice President, General Counsel, Secretary
Anthony Graham Sadler	53	Chief Financial Officer
Sean A. Windeatt	36	Chief Operating Officer
Stephen T. Curwood	62	Director(1)(2)
John H. Dalton	68	Director(1)(2)
Barry R. Sloane	55	Director(1)(2)
Albert M. Weis	82	Director(1)(2)

(1) Non-employee director
(2) Member of the Audit and Compensation Committees

Each director shall serve until our next annual meeting of stockholders and each executive officer shall serve at the pleasure of our Board of Directors.

Howard W. Lutnick. Mr. Lutnick is the Chairman of our Board of Directors, a position in which he has served from June 1999 to March 2008. He served as Chief Executive Officer from June 1999 to April 1, 2008. He served as Co-Chief Executive Officer from April 1, 2008 until December 19, 2008, after which time he again served as sole Chief Executive Officer. Mr. Lutnick was our President from September 2001 to May 2004 and became our President again from January 2007 to April 1, 2008. Mr. Lutnick joined Cantor Fitzgerald, L.P. ("Cantor") in 1983 and has served as President and Chief Executive Officer of Cantor since 1992. Mr. Lutnick's company, CF Group Management, Inc., is the managing general partner of Cantor. Mr. Lutnick is a member of the Board of Managers of Haverford College, the Board of Directors of the Fisher Center for Alzheimer Research Foundation at the Rockefeller University, the Executive Committee of the USS Intrepid Museum Foundation's Board of Trustees, a member of the Board of Directors of the Solomon Guggenheim Museum Foundation, a member of the Board of Directors of the Horace Mann School and a member of the Board of Directors of the National September 11 Memorial & Museum. In addition, Mr. Lutnick is on the supervisory board of the Electronic Liquidity Exchange.

Shaun D. Lynn. Mr. Lynn has been our President since April 1, 2008. Until that time, Mr. Lynn had been President of BGC Partners, L.P. since 2004 and served as Executive Managing Director of BGC International (formerly Cantor Fitzgerald International) from 2002 to 2004. Mr. Lynn also served as Senior Managing Director of European Government Bonds and Managing Director of European Government Bonds from 1999 to 2002 for BGC Partners, L.P. From 1989 to 1999, Mr. Lynn held various business management positions at Cantor and its affiliates. Prior to joining Cantor in 1989, Mr. Lynn served as a Desk Head for Fundamental Brokers International in 1989 and was Associate Director for Purcell Graham from 1983 to 1989. Mr. Lynn is on the supervisory board of the Electronic Liquidity Exchange.

Stephen M. Merkel. has been our Executive Vice President, General Counsel and Secretary since September 2001 and was our Senior Vice President, General Counsel and Secretary from June 1999 to September 2001. Mr. Merkel served as a director of our company from September 2001 until October 2004. Mr. Merkel has been Executive Managing Director, General Counsel and Secretary of Cantor since December 2000 and was Senior Vice President, General Counsel and Secretary of Cantor from May 1993 to December 2000. Prior to joining Cantor, Mr. Merkel was Vice President and Assistant General Counsel of Goldman Sachs & Co. from February 1990 to May 1993. From September 1985 to January 1990, Mr. Merkel was an associate with the law firm of

Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Merkel is on the Board of Directors of Freedom International Brokerage Company. In addition, Mr. Merkel is on the supervisory board of the Electronic Liquidity Exchange.

Anthony Graham Sadler. Mr. Sadler has been our Chief Financial Officer since April 2, 2009. Until that time, Mr. Sadler had been the Chief Financial Officer for Europe and Asia for both BGC Partners, Inc. and Cantor Fitzgerald, L.P. From 1997 to 2008, Mr. Sadler held various positions in Bear Stearns, most recently serving as Chief Financial Officer and Chief Operating Officer of Bear Stearns-Europe from 2005 to 2008 and was a member of the European Executive Committee. Prior to that time, from 1983 to 1997, he was employed at Barclays Capital (and its predecessor de Zoete & Bevan) in a variety of finance positions, including two years as Director of Global Finance and two years as Divisional Director of the Markets Division. Mr. Sadler also trained with Peat Marwick Mitchell (now KPMG) in public accounting.

Sean A. Windeatt. Mr. Windeatt has been our Chief Operating Officer since January 1, 2009. Mr. Windeatt has been Executive Managing Director and Vice President of BGC Partners since 2007 and served as a Director of Cantor Fitzgerald International from 2004 to 2007. Mr. Windeatt also served as a Business Manager and member of the Finance department of Cantor Fitzgerald International from 1997 to 2003.

Stephen T. Curwood. Mr. Curwood has been a director of our company since December 2009. Mr. Curwood has been President of the World Media Foundation, Inc., a non-profit media production company, since 1992 and Senior Managing Director of SENCAP LLC, a New York and New Hampshire-based investment group, since 2005. Mr. Curwood has also been a principal of Mamawood Pty Ltd., a media holding company based in Johannesburg, with investments in South Africa, since 2005. Mr. Curwood has been a trustee of Pax World Funds, a $2.5 billion group of investment funds focused on sustainable and socially responsible investments based in Portsmouth, New Hampshire since 2007. Mr. Curwood has also been a member of the Board of Managers of Haverford College since 2001, serving on the Investment Committee since 2003 and as chair of the Committee on Social Investment Responsibility since 2008. From 1996 to 2003, Mr. Curwood was a lecturer in Environmental Science and Public Policy at Harvard University. Mr. Curwood graduated from Harvard University in 1969. Mr. Curwood shared the Pulitzer Prize for Public Service as a writer for the *Boston Globe* in 1975, and is the recipient of numerous awards for the creation and hosting of the National Public Radio and Public Radio International program *Living on Earth*, including the Edward R. Murrow Award from the Radio and Television Directors Association, the David A. Brower Award of the Sierra Club, and the Global Green Award for Media Design from former Soviet Union President Mikhail Gorbachev.

John H. Dalton. Mr. Dalton has been a director of our company since February 2002. In January 2005, Mr. Dalton became the President of the Housing Policy Council of the Financial Services Roundtable, a trade association and lobbying organization composed of large financial services companies. Mr. Dalton was President of IPG Photonics Corp., a company that designs, develops and manufactures a range of advanced amplifiers and lasers for the telecom and industrial markets, from September 2000 to December 2004. Mr. Dalton served as Secretary of the United States Navy from July 1993 to November 1998. He also serves on the Board of Directors of IPG Photonics Corp., NorthStar Financial Services, LLC, a provider of long-term savings and retirement products in the United States, and Fresh Del Monte Produce, Inc., a producer and marketer of fresh produce. He also serves on the Board of Directors of Washington First Bank.

Barry R. Sloane. Mr. Sloane has been a director of our company since September 2006. Mr. Sloane has been Co-President and Co-Chief Executive Officer of Century Bancorp, Inc. since April 2006 and Co-President and Co-Chief Executive Officer of Century Bank since April 2005. From April 2004 to April 2005, Mr. Sloane was Executive Vice President and Co-Chief Operating Officer of Century Bank and its holding company, Century Bancorp, Inc. Mr. Sloane is a Trustee and Treasurer of the Fisher Center for Alzheimer Research Foundation at the Rockefeller University, a Trustee of the Beth Israel Deaconess Medical Center, a Trustee of the Savings Bank Employees Retirement Association and a Trustee of the Wheeler School.

Albert M. Weis. Mr. Weis has been a director of our company since October 2002. Mr. Weis has been President of A.M. Weis & Co., Inc., a money management company, since 1976. Mr. Weis was Chairman of the

New York Cotton Exchange from 1997 to 1998, 1981 to 1983 and 1977 to 1978. From 1998 to 2000, Mr. Weis was Chairman of the New York Board of Trade. From 1996 to 1999, Mr. Weis was a director and chairman of the Audit Committee of Synetic, Inc., a company that designs and manufactures data storage products, and, from 1999 to 2001, he was a director and chairman of the Audit Committee of Medical Manager Corporation (successor to Synetic, Inc.).

Meetings and Committees of our Board of Directors

Our Board of Directors held 12 meetings during the year ended December 31, 2009. In addition to meetings, our Board and its committees reviewed and acted upon matters by unanimous written consent from time to time.

Our Board of Directors has an Audit Committee. The members of the Audit Committee are currently Messrs. Curwood, Dalton, Sloane and Weis, all of whom qualify as "independent" in accordance with the published listing requirements of NASDAQ. The members of the Audit Committee also each qualify as "independent" under special standards established by the SEC for members of audit committees, and the Audit Committee includes at least one member who is determined by our Board of Directors to also meet the qualifications of an "audit committee financial expert" in accordance with the SEC rules. Messrs. Weis and Sloane are independent directors who have been determined to be "audit committee financial experts." The Audit Committee operates pursuant to an Audit Committee Charter which is available at *www.bgcpartners.com/legal/disclaimers/* or upon written request from BGC free of charge.

The Audit Committee selects our independent registered public accounting firm ("our Auditors"), consults with our Auditors and with management with regard to the adequacy of our financial reporting, internal control over financial reporting and the audit process and considers any permitted non-audit services to be performed by our Auditors. The Audit Committee held 13 meetings during the year ended December 31, 2009.

During 2009, our Audit Committee engaged Ernst & Young, LLP ("Ernst & Young") to be our Auditors for the year ending December 31, 2009. Ernst & Young was also approved to perform reviews, pursuant to Statement of Accounting Standards No. 71, of our third and fourth quarter quarterly financial reports for the year ending December 31, 2009, and certain other audit-related services such as accounting consultations. Pursuant to our Audit Committee Charter, the Audit Committee will pre-approve all audit services, internal control-related services and permitted non-audit services (including the fees and other terms thereof) to be performed for us by Ernst & Young, subject to the minimum exception for permitted non-audit services that are approved by the Audit Committee prior to completion of the audit.

The Board of Directors also has a Compensation Committee. The members of the Compensation Committee are currently Messrs. Curwood, Dalton, Sloane and Weis, all of whom are non-employee directors. The Compensation Committee is responsible for reviewing and approving all compensation arrangements for our executive officers and for administering the BGC Holdings, L.P. Participation Plan (the "Participation Plan"), our Second Amended and Restated Long Term Incentive Plan ("Equity Plan") and our Amended and Restated BGC Partners, Inc. Incentive Bonus Compensation Plan ("Incentive Plan"). We do not have a Compensation Committee charter. The Compensation Committee held 10 meetings during the year ended December 31, 2009.

During 2009, no director, except for Dr. Koshland, attended fewer than 75% of the total number of meetings of the Board of Directors and the committees of which he or she was a member. Dr. Koshland attended 67% of such meetings. Dr. Koshland left the Board of Directors and the Audit and Compensation Committees at the annual meeting in December 2009.

Nominating Process

Our Board of Directors does not have a separate nominating committee or committee performing similar functions and does not have a nominating committee charter. As a result, all directors participate in the consideration of director nominees that are recommended for selection by a majority of the independent directors as defined by the published listing requirements of NASDAQ. The Board believes that such participation of all directors is appropriate given the size of the Board and the level of participation of our independent directors in the nomination process. The Board will also consider qualified director candidates identified by a member of senior management or by a stockholder. However, it is our general policy to re-nominate qualified incumbent directors and, absent special circumstances, the Board will not consider other candidates when a qualified incumbent consents to stand for re-election. A stockholder wishing to submit a recommendation for a director candidate should follow the instructions set forth under the section below entitled "Communications with Our Board of Directors."

The Board of Directors considers the following minimum criteria when reviewing a director nominee: (1) director candidates must have the highest character and integrity, (2) director candidates must be free of any conflict of interest which would violate applicable laws or regulations or interfere with the proper performance of the responsibilities of a director, (3) director candidates must possess substantial and significant experience which would be of particular importance in the performance of the duties of a director, (4) director candidates must have sufficient time available to devote to our affairs in order to carry out the responsibilities of a director, and (5) director candidates must have the capacity and desire to represent the best interests of our stockholders. In addition, the Board considers as one factor among many the diversity of Board candidates, which may include diversity of skills and experience as well as geographic, gender, age, and ethnic diversity. The Board does not, however, have a formal policy with regard to the consideration of diversity in identifying Board candidates. The Board screens candidates, does reference checks and conducts interviews, as appropriate. The Board does not evaluate nominees for director any differently because the nominee is or is not recommended by a stockholder.

With respect to qualifications of the members of the Board, the Board generally values the broad business experience and independent business judgment in the financial services or in other fields of each member. Specifically, with respect to Mr. Weis, the Board relies on his experiences as former chairman of commodities exchanges and his status as an "audit committee expert." Mr. Sloane is qualified for the Board based on his experience as an executive of a publicly-traded bank. Mr. Dalton is qualified as a result of his long-time government and business experience.

In October 2009, Mr. Lutnick proposed that Mr. Curwood be nominated for election as a director at the Annual Meeting after Dr. Koshland indicated that she did not intend to stand re-election due to scheduling conflicts. Mr. Lutnick discussed the nomination with the independent directors and all of such directors interviewed Mr. Curwood. Following these interviews and further discussions, on October 21, 2009, the Board of Directors unanimously approved the nomination of Mr. Curwood. In approving Mr. Curwood's nomination, the Board members cited Mr. Curwood's business experience, his qualifications in the global business world and his media experience. The Board also noted the strong recommendations of Mr. Lutnick and Dr. Koshland, both of whom serve on the Board of Managers of Haverford College with Mr. Curwood.

The Board has determined that in light of Mr. Lutnick's control of the vote of our company through his ownership interest in Cantor, having a separate Chairman and CEO is not efficient or appropriate for our company. Additionally, the Board of Directors does not have a lead independent director.

We believe that BGC Partners and its stockholders are best served by having Mr. Lutnick, our Chief Executive Officer, serve as Chairman of the Board of Directors. Mr. Lutnick's combined role as Chairman and Chief Executive Officer promotes unified leadership and direction for the Board and executive management and it allows for a single, clear focus for the chain of command to execute our strategic initiatives and business plans. Our strong and independent Board of Directors effectively oversee our management and provides vigorous oversight of our business and affairs and any proposed related party transactions. The Board of Directors is composed of independent, active and effective directors. Four of our five directors meet the independence requirements of the Nasdaq, the SEC and the Board's standards for determining director independence. Mr. Lutnick is the only member of executive management who is also a director. Requiring that the Chairman of the Board be an independent director is not necessary to ensure that our Board provides independent and effective oversight of our business and affairs. Such oversight is maintained at BGC Partners through the composition of our Board, the strong leadership of our independent directors and Board committees, and our highly effective corporate governance structures and processes already in place.

Executive Sessions

In order to comply with NASDAQ rules, the Board of Directors has resolved that it will continue to schedule at least two meetings a year in which the independent directors will meet without the directors who are executive officers of the Company.

Annual Meetings

The Board of Directors has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders of the Company. At the 2009 annual meeting of stockholders, held on December 14, 2009, all of the Company's directors were in attendance.

Communications with Our Board of Directors

Stockholders may contact any member of the Board of Directors, including to recommend a candidate for director, by addressing their correspondence to the director, c/o BGC Partners, Inc., 499 Park Avenue, New York, NY 10022, Attention: Secretary. The Secretary will forward all such correspondence to the named director.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, our directors, executive officers and any person holding more than 10% of our Class A common stock are required to file initial forms of ownership of our Class A common stock and reports of changes in that ownership with the SEC. Based solely on our review of the copies of such forms received by us with respect to 2009; Mr. Sloane filed one of his Forms 4 one day late.

Code of Ethics and Whistleblower Procedures

The BGC Partners Code of Business Conduct and Ethics (the "Code of Ethics") is a code of ethics that applies to members of our Board of Directors, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller, other executive officers and our other employees. The Code of Ethics is publicly available on our website at *www.bgcpartners.com/legal/disclaimers/* under the heading "Investor Info." If we make any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to our directors or executive officers, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

In accordance with the requirements of the Sarbanes-Oxley Act, the Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and for the confidential, anonymous reporting of employee concerns regarding questionable accounting or auditing matters. The General Counsel and the Chairman of the Audit Committee will direct the investigation of any such complaints in accordance with the procedures.

The Board's Role in Risk Oversight

Risk is an integral part of the Board and Committee deliberations throughout the year. The Audit Committee oversees the management of our enterprise risk management program, and the Audit Committee annually reviews an assessment prepared by management of the critical risks facing us, their relative magnitude and management's actions to mitigate these risks.

Management implemented an enterprise risk management program to enhance our existing processes through an integrated effort to identify, evaluate and manage risks that may affect our ability to execute our corporate strategy and fulfill our business objectives. The activities of the enterprise risk management program entail the identification, prioritization and assessment of a broad range of risks (*e.g.*, strategic, operational, financial, legal/regulatory and reputational) and the formulation of plans to mitigate their effects.

Non-executive brokers are compensated based upon production, which may involve committing to certain transactions. These transactions may expose the Company to risks by individual brokers, who are motivated to increase production. While we have in place management oversight and risk management policies, there is an inevitable conflict of interest between our compensation structure and certain trading risks on a portion of our transactions.

ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

Our executive compensation program is designed to integrate compensation with the achievement of our short-term and long-term business objectives and to assist us in attracting, motivating and retaining the highest quality executive officers and rewarding them for superior performance. Different programs are geared to short-term and longer-term performance with the goal of increasing stockholder value over the long term.

We believe that the compensation of our executive officers should reflect their success in attaining key corporate operating objectives, such as growth or maintenance of market position, success in attracting and retaining qualified brokers, increasing or maintaining revenues and/or profitability, developing new products and marketplaces, completing and integrating acquisitions, meeting established goals for operating earnings and earnings per share and maintaining and developing customer relationships and long-term competitive advantage. We also believe that executive compensation should reflect achievement of individual managerial objectives established for specific executive officers at the beginning of the fiscal year as well as reflect specific achievements by such individuals over the course of the year, such as development of specific products or customer relationships or executing or integrating specific acquisitions and strategic arrangements. We believe that the performance of the executives in managing our Company, considered in light of general economic and specific Company, industry and competitive conditions, should be the basis for determining their overall compensation.

We also believe that the compensation of our executive officers should not generally be based on the short-term performance of our stock, whether favorable or unfavorable, but rather that the price of our stock will, in the long term, reflect our operating performance and, ultimately, the management of our Company by our executives. We believe that the long-term performance of our stock is reflected in executive compensation through our stock option, restricted stock units, REUs, PSUs and other equity and partnership incentive programs.

On April 1, 2008, BGC Partners, LLC ("BGC Partners OldCo") and eSpeed, Inc. merged. We sometimes refer to the Company after its merger with eSpeed as the "Combined Company." Prior to the merger, compensation for the executive officers of eSpeed was determined by the Compensation Committee of eSpeed. Elements of compensation for the executive officers of the Combined Company who were executive officers of BGC Partners Oldco, but not also executive officers of eSpeed, were determined by Cantor and its affiliates. For individuals who were executive officers of both eSpeed and BGC Partners Oldco, the portion of such executive officer's compensation paid by eSpeed was determined by eSpeed's Compensation Committee and the portion of such executive officer's compensation paid by BGC Partners OldCo was determined by Cantor and its affiliates. In some cases, executive compensation was paid at one rate by BGC OldCo and reduced to a rate established by the Special Committee effective as of the closing of the merger. This compensation structure was effective for 2008, but all executive compensation for 2009 was determined by the Compensation Committee of the Combined Company. The Compensation Committee is aware that certain of our executive officers, including Mr. Lutnick, also receive compensation from our affiliates, including Cantor, but it generally does not specifically review the nature or amount of such compensation.

Our Board of Directors (and the Compensation Committee) determined that Messrs. Lutnick, Lynn, Merkel, Sadler and Windeatt were our executive officers as of December 31, 2009. Mr. West ceased to be an executive officer on April 2, 2009.

Overview of Compensation and Process

Executive compensation is composed of the following components: (i) a base salary, which is designed to attract talented executive officers and contribute to motivating, retaining and rewarding individual performance; (ii) an incentive cash bonus under our Incentive Plan, which is intended to tie financial reward to the achievement of our short-term performance objectives; and (iii) a long-term incentive program under our Long Term Incentive Plan (referred to as our "Equity Plan") and the BGC Holdings Participation Plan, including options, restricted stock units, REUs, PSUs and other equity and partnership grants, which is designed to promote the achievement of long-term performance goals and to align the long-term interests of our executive officers with those of our stockholders. From time to time, we have also used employment agreements, including some specified target or guaranteed bonus components, and discretionary bonuses to attract and retain talented executives, and we currently have employment agreements with our President, Shaun Lynn, our Chief Operating Officer, Sean Windeatt, and our Chief Financial Officer, Graham Sadler. Executive officers also receive health and dental insurance, life insurance, and disability coverage consistent with that offered to our other employees in the office in which such executive officer is primarily located.

Our Compensation Committee reviews and recommends to our Board of Directors for its approval the salaries and bonuses of our executive officers. In addition, the Compensation Committee approves grants to executive officers and otherwise administers our Incentive Plan and Equity Plan and the Participation Plan.

From time to time, the Compensation Committee has engaged a compensation consultant in connection with its compensation decisions. In 2009, James F. Reda & Associates, LLC advised our Compensation Committee. The Compensation Committee retained the consultant to provide surveys and other information with respect to pay practices and compensation levels at our peer companies, and the Committee discussed with the consultant the base salary amounts, cash bonuses and equity and partnership grants for our executive officers for 2009. The Committee does not attempt to benchmark our executive compensation against any level, range, or percentile of compensation paid at any other companies, does not apply any specific measures of internal or external pay equity in reaching its conclusions, and does not employ tally sheets, wealth accumulation, or similar tools in its analysis.

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentives for our executive officers to focus on long-term strategic goals as well as short-term performance. The nature and amount of each element of compensation is determined by or under the direction of our Compensation Committee, which considers a number of factors to determine the salary, bonus and other benefits to pay each executive officer, including performance in light of individual and corporate objectives. Individual objectives include performance of general management responsibilities; maintenance and development of customer relationships and satisfaction; managing acquisitions and strategic relationships; application of individual skills in support of short-term and long-term achievement of our objectives; and overall management leadership. In addition, corporate operating objectives are considered in determining compensation policies, including achievement of revenues and profitability goals; improvement in market position or other financial results or metrics reported by us; strategic business criteria, including goals relating to acquisitions; stock price; and other matters, including the executive officer's role in the assessment and management of risk.

Our policy for allocating between currently paid and long-term compensation is to ensure adequate base compensation to attract and retain talented executive officers, while providing incentives to maximize long-term value for our Company and its stockholders. Likewise, we provide cash compensation in the form of base salary to meet competitive salary norms and reward superior performance on an annual basis and in the form of bonus compensation for achievement of specific short-term goals or in the discretion of the Compensation Committee. We provide equity compensation to reward superior performance against specific objectives and long-term strategic goals and to assist in retaining executive officers and aligning their interests with those of our Company and its stockholders.

Base salaries for the following year are generally set for our executive officers at the year-end meetings of our Compensation Committee or in the early part of the applicable year. At these meetings, our Compensation Committee also approves the incentive bonuses under our Incentive Plan and any discretionary bonuses for executive officers and grants options, restricted stock units, REUs, or other equity or partnership awards under our Equity Plan and the Participation Plan to our executive officers. At the year-end Compensation Committee meetings, our Chairman and Chief Executive Officer, Mr. Lutnick, makes compensation recommendations to the Committee with respect to the other executive officers. Such executive officers are not present at the time of these deliberations. Mr. Lutnick also makes recommendations with respect to his own compensation as Chief Executive Officer. The Compensation Committee deliberates on compensation decisions with respect to all executive officers other than Mr. Lutnick in the presence of Mr. Lutnick, and separately in executive session with a compensation consultant as to all executive officers, including Mr. Lutnick. The Compensation Committee may accept or adjust Mr. Lutnick's recommendations and makes the sole determination of the compensation of all of our executive officers.

During the first quarter of each fiscal year, it has been the practice of our Compensation Committee to establish incentive performance goals for executive officers under the Incentive Plan, although the practice of the Compensation Committee has been to retain negative discretion to reduce or withhold any bonuses earned at the end of the year. All executive officers in office at that time are eligible to participate in the Incentive Plan.

We provide long-term incentives to our executive officers through the grant of options, restricted stock units and other equity grants under our Equity Plan and REUs, PSUs and other partnership grants under the Participation Plan. In addition, executive officers may receive a portion of their Incentive Plan awards in equity or partnership interests, rather than cash. To date, grants under our Equity Plan and the Participation Plan have had time-based, rather than performance-based, vesting schedules, although both plans are flexible enough to provide for performance-based awards.

In designing and implementing our executive compensation program, the Compensation Committee considers our Company's operating and financial objectives, including our risk profile, and the effect that its executive compensation decisions will have on encouraging our executive officers to take an appropriate level of business risk consistent with our overall goal of enhancing long-term stockholder value. In particular, the Committee considers those business risks identified in our risk factors and the known trends and uncertainties identified in our management discussion and analysis, and considers how our executive compensation program serves to achieve our operating and financial objectives while at the same time mitigating any incentives for our executive officers to engage in excessive risk-taking to achieve short-term results that may not be sustainable in the long term.

In attempting to strike this balance, the Compensation Committee seeks to provide our executive officers with an appropriately diversified mix of fixed and variable cash and non-cash compensation opportunities, time-based and performance-based awards, and annual and long-term incentives. In particular, our performance-based cash bonuses under our Incentive Plan have focused on a mix of Company-wide and product-specific operating and financial metrics, in some cases based upon our absolute performance and in other cases based upon our performance relative to our peer group. In addition, our Incentive Plan award opportunities provide for the exercise of considerable negative discretion by the Committee to reduce, but not increase, amounts granted to our executive officers under the Plan, and to take individual as well as corporate performance into account in exercising that discretion. Further, the Committee retains the discretion to pay out any amounts finally awarded under the Plan in equity or partnership grants, including REUs, RPUs, PSUs or PSIs rather than cash, and to include restrictions on vesting and resale in any such equity or partnership grants awarded.

In recent years, our Compensation Committee has reduced its reliance on granting options, and emphasized instead REUs and, in 2010, PSUs. In the Committee's view, REUs and PSUs, provide long-term ownership incentives to our executives.

Since the merger in 2008, the Compensation Committee has made considerable use of REUs granted under the Participation Plan as a tax-efficient, strongly retentive, and risk-appropriate means to align the interests of our executive officers with those of our long-term stockholders. REUs are non-transferable partnership interests in our BGC Holdings subsidiary, entitling the holder to quarterly distributions of our distributable earnings, with a post-termination payment amount equal to the value of one share of our Class A common stock on the date of grant. REUs are typically subject to a three-year vesting schedule, and the holder is not entitled to the post-termination payment with respect to vested units until after he or she terminates as an employee. Even then, the post-termination amount is typically paid out over a four-year period, during which the payments are subject to forfeiture for the violation of non-competition, non-solicitation, confidentiality and other partnership covenants set forth in the BGC Holdings partnership agreement and in the award itself. The Committee, with the consent of Cantor, also has the discretion to cause the REUs to become exchangeable, on a one-to-one basis (subject to adjustment), either during or after employment, for shares of our Class A common stock, which may be subject to further restriction on resale. In 2010, we introduced PSUs, which are identical to REUs except that they do not have a post-termination amount. The Compensation Committee has made one grant of PSUs to an executive officer in 2010 as part of his 2009 bonus under our Incentive Plan.

Finally, our executive officers have much of their personal net worths invested in our equity and partnership interests and, in the case of Messrs. Lutnick and Merkel, in additional partnership interests in our parent Cantor, which, through ownership of both shares of our Class A and Class B common stock and exchangeable partnership interests in BGC Holdings, owns a 72% economic interest in our Company's operations. While we do not have a general compensation recovery or "clawback" policy, and do not require our executive officers to meet general share ownership or hold-through-retirement requirements, the Compensation Committee believes that our mix of compensation elements, the design features of our Incentive Plan, and our substantial use of REUs and potentially PSUs described above help to ensure that our executive officers focus on the long-term best interest of our Company and its stockholders, with appropriate incentives to avoid taking excessive risks in pursuit of unsustainable short-term results.

In determining the allocation between current and long-term compensation for a given executive officer, the Committee may also take into consideration tax and other rules in the jurisdiction where such executive officer resides. This is of particular importance with respect to our executive officers who reside overseas, and both our Equity Plan and the Participation Plan are flexible enough to provide for the creation of sub-plans to address specific country situations.

We generally intend that compensation paid to our Chief Executive Officer and our other executive officers not be subject to the limitation on tax deductibility under Section 162(m) of the U.S. Internal Revenue Code of 1986 (the "Code") so long as this can be achieved in a manner consistent with the Compensation Committee's other objectives. Subject to certain exceptions, Section 162(m) eliminates a corporation's tax deduction in a given year for payments to certain executive officers in excess of $1 million, unless the payments are qualified "performance-based" compensation as defined in Section 162(m). We periodically review the potential consequences of Section 162(m) and may structure the performance-based portion of executive compensation to comply with certain exemptions in Section 162(m). However, the Compensation Committee retains negative discretion to reduce or withhold bonus compensation to our executive officers and also reserves the right to use its judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate, after taking into consideration changing business conditions or the executive officer's individual performance.

Base Salary

We believe that the retention of executive officers who have developed the skills and expertise required to successfully lead our organization is vital to our competitive strength. We further believe that attracting other key employees who can supplement the efforts of our existing executives is absolutely critical.

To this end, it is our policy to generally establish base pay at levels comparable to our peer group companies which employ similarly skilled personnel, including Compagnie Financiere Tradition, GFI Group Inc., ICAP plc and Tullett Prebon plc. While we determine these levels by reviewing publicly available information with respect to our peer group of companies and others, we have not traditionally engaged in benchmarking. Our executive officers receive base salaries intended to reflect their skills, expertise and responsibilities. Subject to any applicable employment agreements, base salaries and subsequent adjustments, if any, will be reviewed and approved by our Compensation Committee annually, based on a variety of factors, which may include, from time to time, a review of relevant salaries of executives at our peer group of companies and each executive officer's individual performance for the prior year, including each executive officer's experience and responsibilities.

Base Salaries for 2009

In setting base salaries for 2009, we considered the qualifications, experience and responsibilities of our executive officers. Base salary rates for 2009 equaled $1,000,000 each for Messrs. Lutnick, Lynn and Merkel and £200,000 ($310,040) for Mr. Windeatt. Mr. West's base salary rate was $137,804 through April 2, 2009. On April 2, 2009, Mr. Sadler replaced Mr. West as our Chief Financial Officer and received a base salary rate of £200,000 ($232,530 for the nine months). See "—Employment and Separation Agreements."

During 2009, Mr. Lutnick spent approximately 50% of his time on Company matters. Mr. Merkel spent approximately 50% of his time on Company matters. Messrs. Lynn, Windeatt and, through April 2, 2009, West each spent 100% of their time on Company matters, and, beginning on April 2, 2009, Mr. Sadler spent at least 75% of his time on Company matters. A portion of Mr. Sadler's compensation is charged out to the other entities that he supports.

Base Salaries for 2010

Base salary rates for 2010 were established in December 2009 by our Compensation Committee and were continued at $1,000,000 each for Messrs. Lutnick, Lynn and Merkel. The base salary rates for each of Messrs. Windeatt and Sadler were increased to £275,000 ($444,084 at December 31, 2009) in order to reflect their additional responsibilities and value to the Company.

We currently expect that, in 2010, Mr. Lutnick and Mr. Merkel will each spend approximately 50% of their time on Company matters, although these percentages may vary depending upon business developments at the Company or Cantor or any of their affiliates. Messrs. Lynn and Windeatt are each expected to spend nearly 100% of their time on Company matters. Mr. Sadler is expected to spend approximately 75% of his time on Company matters.

Bonus Compensation

We believe that compensation should vary with corporate and individual performance and that a significant portion of compensation should continue to be linked to the achievement of business goals. Our Incentive Plan provides a means for the payment of Section 162(m) qualified "performance-based" compensation in the form of bonuses to our executive officers while preserving our tax deduction.

Each year, the Compensation Committee specifies the applicable performance criteria and targets to be used under the Incentive Plan for each performance period. These performance criteria may vary from participant to participant and will be determined by the Compensation Committee and may be based on one or more of the following financial performance measures:

- pre-tax or after-tax net income;
- pre-tax or after-tax operating income;
- gross revenues;
- profit margin;
- stock price;
- cash flows;
- market share;
- pre-tax or after-tax earnings per share;

- pre-tax or after-tax operating earnings per share;
- expenses;
- return on equity; or
- strategic business criteria, consisting of one or more objectives based upon meeting specific revenue, market penetration, or geographic business expansion goals, cost targets and goals relating to acquisitions or divestitures.

The actual Incentive Plan bonus awarded to any given participant at the end of a performance period is based upon the extent to which the applicable performance goals for such performance period are achieved, subject to the exercise of negative discretion by the Compensation Committee, and may be paid in cash or in equity or partnership grants. In addition, from time to time, the Compensation Committee may provide for target or guaranteed bonuses in employment agreements in order to attract and retain talented employees or may grant ad hoc discretionary bonuses when an executive officer is not eligible to participate in the Incentive Plan award opportunities for that performance period or when it otherwise considers such bonuses to be appropriate.

Incentive Plan Bonus Goals for 2009

In the first quarter of 2009, the Compensation Committee determined that the executive officers of the Company, including Messrs. Lutnick, Lynn, Merkel, Windeatt and West would be participating executives for 2009 in our Incentive Plan. The Compensation Committee used the same performance criteria for all executive officers and set each executive officer's 2009 bonus opportunity at a maximum of $10,000,000, which was the maximum annual amount allowed for 2009 for each individual pursuant to the terms of the Incentive Plan, provided that (i) the Company achieves operating profits or distributable earnings for 2009, as calculated on substantially the same basis as the Company's earnings release for 2008, or (ii) the Company achieves improvement or percentage growth in gross revenue or total transaction volumes for any product as compared to 2008 over any of its previously-identified peer group members, as reported in the Company's 2009 earnings release and compared to the most recently available peer group information. "Distributable earnings" is defined as set forth in the Company's earnings release from time to time.

The Compensation Committee, in its sole and absolute discretion, retained the right to reduce the amount of any Incentive Plan bonus payment based upon any factors it determined, including other discretionary cash bonuses or equity or partnership awards granted to the individual, regardless of whether the pre-set performance goals were achieved. In most years, the Committee expects to pay bonuses under the Incentive Plan at a level considerably lower than the $10,000,000 annual per-person limit of the award opportunities. In addition to the Incentive Plan bonuses described above, during 2009 the executive officers were eligible for additional incentive compensation, including discretionary bonuses and equity and partnership grants.

Bonuses Awarded for 2009

In December 2009, having decided that both pre-set performance goals established in the first quarter of 2009 were expected to be met for 2009, the Compensation Committee awarded Mr. Lutnick a bonus under the Incentive Plan of $7,500,000, comprised of a $2,000,000 cash bonus and a $5,500,000 equity award, represented by 1,190,476 non-exchangeable REUs, which vest ratably over a 3-year period. In December 2009, the Compensation Committee also awarded Mr. Merkel a bonus under the Incentive Plan of $1,000,000, comprised of a $500,000 cash bonus and a $500,000 equity award, represented by 108,225 non-exchangeable REUs, which vest ratably over a 3-year period. The Compensation Committee declined at that time to consider grants of Incentive Plan bonuses to Messrs. Lynn and Windeatt. In February 2010, the Committee awarded Mr. Lynn a bonus under the Incentive Plan of $3,000,000, comprised of a $1,000,000 cash bonus and a $2,000,000 award of non-exchangeable PSUs. In doing so, the Committee considered the fact that Mr. Lynn's employment agreement provides that, subject to satisfaction of the performance goals, the Company shall pay him a target bonus for each year during the term of the agreement of 300% of his base salary, with the first $1,000,000 of such bonus to be paid in cash, and the remainder to be paid in cash or a contingent non-cash grant, as determined by the Compensation Committee. The Compensation Committee is still considering whether to award Mr. Windeatt a bonus under the Incentive Plan for 2009. Mr. Sadler was not eligible for a 2009 bonus under the Incentive Plan because he was not an executive officer throughout the 2009 performance period.

In its discretion, the Compensation Committee awarded bonuses for 2009 under the Incentive Plan based upon expected achievement of both pre-set performance goals established in the first quarter of 2009. Variations in bonus awards for individual executive officers were based upon the Committee's exercise of negative discretion. In exercising its discretion, the Committee considered, as to each individual, the executive officer's responsibilities, general performance, quality of work, management and motivation of employees and other factors relevant to the individual officer, including participation in certain significant initiatives in 2009, and the general status of the economy, the performance of the Company and trends in the marketplace. In particular, for 2009, the Compensation Committee considered the pay practices of the Company's peer group, including a compensation survey prepared by the compensation consultant, changes in pre-tax operating earnings per share from the prior year, individual contributions toward achievement of strategic goals and our overall financial and operating results.

In 2008, the Compensation Committee awarded the following bonuses for 2008 under the Incentive Plan: Mr. Lutnick received a $4,500,000 bonus, comprised of a $2,500,000 cash bonus and a $2,000,000 equity award, represented by 643,087 non-exchangeable REUs, which vest ratably over a 3-year period; Mr. Lynn received a $3,495,000 bonus, comprised of a $1,995,000 cash bonus and a $1,500,000 equity award, represented by 482,315 non-exchangeable REUs, which vest ratably over a 3-year period; and Mr. Merkel received a $500,000 bonus paid all in cash.

In determining the 2009 Incentive Plan bonus for Mr. Lutnick, the Compensation Committee focused specifically on changes in our pre-tax operating earnings and distributable earnings from 2008 to 2009. In reducing Mr. Lutnick's Incentive Plan bonus to $7,500,000 from the $10,500,000 that he received in 2008, including Incentive Plan bonuses, discretionary bonuses and other REU awards, the Compensation Committee considered the Company's overall performance as compared to 2008. In awarding Mr. Lynn a $3,000,000 bonus under the Incentive Plan for 2009, compared to the $5,995,000 that he received in 2008, including Incentive Plan bonuses, discretionary bonuses and other REU awards, the Compensation Committee considered our 2009 operating results, as well as the provisions of his employment agreement. With respect to Mr. Merkel, in awarding him a 2009 bonus under the Incentive Plan of $1,000,000, compared to the $1,052,500 that he received in 2008, including Incentive Plan bonuses, discretionary bonuses and other REU awards, the Compensation Committee considered our 2009 operating results, balanced with his significant role in managing various litigation in which the Company has been engaged in 2009.

For 2009, the Compensation Committee did not award any discretionary cash bonuses, or equity grants in lieu of such cash bonuses, to the executive officers, other than to Mr. Windeatt. In 2008, the following discretionary cash bonuses were awarded to such individuals: Mr. Lutnick, $1,000,000; Mr. Lynn, $500,000; Mr. Merkel, $125,000; Mr. West, $25,000. In 2008, certain of the named executive officers also received REU grants in lieu of discretionary cash bonuses. These REU grants for 2009 and 2008 are described in " – Options, Restricted Stock Units and Partnership Interests Granted in 2009."

In 2009, the Incentive Plan cash bonuses for individual executive officers as a percentage of the overall total cash compensation paid to such executive officers by the Company was 67% to Mr. Lutnick, 50% to Mr. Lynn and 33% to Mr. Merkel. In 2008, the Incentive Plan cash bonuses for individual executive officers as a percentage of the overall total cash compensation paid to such executive officers by the Company was 45% to Mr. Lutnick, 55% to Mr. Lynn and 31% to Mr. Merkel. Mr. West was not awarded any Incentive Plan cash bonuses in 2008.

Incentive Plan Bonus Goals for 2010

In the first quarter of 2010, the Compensation Committee determined that the executive officers of the Company, including Messrs. Lutnick, Lynn, Merkel, Windeatt and Sadler, would be participating executives for 2010 in our Incentive Plan. The Compensation Committee used the same performance criteria for all executive officers and set 2010 bonus opportunities at a maximum of $10,000,000, which will be the maximum annual amount allowed for 2010 for each individual pursuant to the terms of the Incentive Plan, provided that the Company (i) achieves operating profits or distributable earnings for 2010, as calculated on substantially the same basis as the Company's earnings release for 2009, or (ii) the Company achieves improvement or percentage growth in gross revenue or total transaction volumes for any product as compared to 2009 over any of its previously identified peer group members, as reported in the Company's 2010 earnings release and compared to the most recently available peer group information. The Compensation Committee, in its sole and absolute discretion, retained the right to reduce the amount of any Incentive Plan bonus payment based upon any factors it determines, including other discretionary cash bonuses or equity or partnership awards granted to the individual, regardless of whether the pre-set performance goals are achieved. In addition to the Incentive Plan bonuses described above, during 2010 the executive officers also will be eligible for additional incentive compensation, including discretionary bonuses and equity or partnership grants.

Grants of Options, Restricted Stock Units and Partnership Interests

It is our general policy to award options, restricted stock units (which we refer to as "RSUs"), and other equity or partnership grants to our executive officers in order to align their interests with those of our long-term investors and to help attract and retain qualified individuals. Our Equity Plan and the Participation Plan are designed to reward employees for increases in our stock price and to provide us with optimal flexibility in the way that we do so. Our Equity Plan permits our Compensation Committee to grant options, stock appreciation rights, deferred stock such as RSUs, bonus stock, performance awards, dividend equivalents, and other stock-based awards, including to provide shares of our Class A common stock upon exchange of compensatory partnership interests such as REUs or PSUs. Our Equity Plan, as amended and restated, was most recently approved by our stockholders at our 2009 Annual Meeting of Stockholders on December 14, 2009, by a vote of 271,794,714 shares for, 26,119,155 shares against, and 45,490 shares abstaining. Under the Participation Plan, the Compensation Committee can grant partnership interests, including REUs and PSUs. We view these incentives as an effective tool in motivating and retaining our executive officers.

We intend that our Equity Plan and the Participation Plan will be the primary vehicles for offering long-term equity and partnership incentives to motivate and reward our executive officers, including where the Compensation Committee pays out bonuses under the Incentive Plan in the form of equity or partnership interests under the Equity Plan or Participation Plan. We also regard our equity and partnership award program as a key retention tool. This is a very important factor in our determination of the type of award to grant and the number of underlying shares that are granted in connection with that award.

We believe that it is important that we have available various forms of equity and partnership grants in order to motivate and reward our executive officers, and our Compensation Committee retains the right to grant a combination of forms of equity and partnership awards under our Equity Plan and the Participation Plan to executive officers as it considers appropriate or to differentiate among executive officers with respect to different types of awards. The Compensation Committee has also granted authority to Mr. Lutnick, our Chairman and Chief Executive Officer, to grant awards to non-executive officers and employees of our Company under the Equity Plan and Participation Plan and to establish sub-plans.

In recent years, the Compensation Committee has granted RSUs under the Equity Plan, rather than options, and REUs and PSUs under the Participation Plan to our executive officers. RSUs generally have dividend equivalents beginning with the first full quarter in which they are outstanding, although certain grants may have different terms and certain sub-plans may be established from time to time in different jurisdictions to comply with local law. RSUs are generally granted and priced on the same date and terms, whether the grants are to executive officers or other employees, although the Compensation Committee and Mr. Lutnick retain discretion to provide for different terms for individual situations, and from time to time the Company may offer compensation enhancements or modifications to employees that it does not offer to its executive officers.

Executive officers and other employees are also expected to be granted partnership awards, including REUs, RPUs, PSUs and PSIs, under the Participation Plan, or be offered the opportunity to make contributions to BGC Holdings in exchange for partnership interests. To the extent that these partnership interests are exchangeable for shares of our Class A common stock, the shares are provided pursuant to other stock-based awards under our Equity Plan. Partnership interests in BGC Holdings are entitled to participate in quarterly distributions of distributable earnings from BGC Holdings. Our Compensation Committee and Mr. Lutnick will have the discretion to determine the price of any purchase right for partnership interests, which may be set at preferential or historical prices that are less than the prevailing fair market value of our Class A common stock. These partnership interests are generally granted and priced on the same date and terms, whether the grants are to executive officers or other employees, although the Compensation Committee and Mr. Lutnick retain discretion to provide for different terms for individual situations, and from time to time the Company may offer compensation enhancements or modifications to employees that it does not offer to its executive officers.

Options, Restricted Stock Units and Partnership Interests Granted in 2009

We grant equity and partnership awards to our executive officers based upon prior performance, the importance of retaining their services and the potential for their performance to help us attain our long-term goals. However, there is no set formula for the granting of such awards to individual executive officers. Our Compensation Committee has taken the view in prior periods that awards for our executive officers will have the long-term effect of maximizing stock price and stockholder value.

In January 2009, Mr. Windeatt received a grant of 58,624 non-exchangeable REUs, with a post-termination payment amount of $161,802, in lieu of discretionary cash bonus. In March 2009, Mr. Sadler received a grant of 41,690 non-exchangeable REUs, with a post-termination payment amount of $69,205, prior to his becoming our Chief Financial Officer on April 2, 2009. All of these REUs vest ratably over a 3-year period.

During 2009, our employees were granted an aggregate of 19,266,147 REUs, having an aggregate post-termination payment amount of approximately $58.0 million. Of the REUs granted, approximately 0.5% were awarded to our executive officers, none of which were awarded to Mr. Lutnick.

In 2008, the following individuals received the following REU grants: Mr. Lutnick, 265,487 non-exchangeable REUs, with a post-termination payment amount of $3,000,000; and Mr. Lynn, 132,744 non-exchangeable REUs, with a post-termination payment amount of $1,500,000. These REUs vested immediately upon grant.

Additionally, in 2008, the following individuals were granted REUs and RSUs in lieu of discretionary cash bonuses: Mr. Lutnick, a $2,000,000 award represented by 350,263 non-exchangeable REUs; Mr. Lynn, a $500,000 award represented by 87,566 non-exchangeable REUs; Mr. Merkel, a $427,500 award, represented by 41,912 non-exchangeable REUs; and Mr. West, a $225,000 award, represented by 21,105 non-exchangeable REUs and a $133,797 award represented by 11,387 RSUs. The equity grants awarded to Messrs. Lutnick and Lynn vested immediately upon grant and the equity grants to Messrs. Merkel and West vest ratably over a 3-year period.

During 2008, our employees were granted an aggregate of 6,296,667 REUs, having an aggregate post-termination payment amount of approximately $46.7 million. Of the REUs granted, approximately 14.5% were awarded to our executive officers, including 9.8% awarded to Mr. Lutnick.

In April 2008, Mr. Lynn was granted 200,000 additional founding partner unit exchange rights, having a grant date fair value of $2,350,000, in connection with the separation and merger.

Timing of Grants

Equity and partnership grants to our executive officers are typically made annually in conjunction with the Compensation Committee's review of Company and individual performance of our executive officers, although interim grants may be considered and approved from time to time such as the ones made in September of 2008 to certain executive officers. The Committee's annual review generally takes place at year-end meetings, which are generally held in December each year, although they may be held at any time and from time to time throughout the year. Our policy is generally to award year-end grants to all employee recipients on the same date and at the same price as grants to our executive officers although to the extent that non-executive compensation is made at later periods, the dates of grants may differ. Grants, if any, to newly hired employees are effective on the employee's first day of employment. The exercise price of all stock options is set at the closing price of our Class A common stock on NASDAQ on the date of grant. With respect to RSUs and REUs, RPUs, PSUs, PSIs or other partnership awards, grants are generally made based on a dollar value, and, where applicable, the number of units is determined using the closing price of our Class A common stock on NASDAQ on the date of grant or on a future defined date. From time to time, grants to executive officers may be made on a mid-year or other basis in the event of business developments, changing compensation requirements or other factors, subject to the approval of the Compensation Committee.

Perquisites

Historically, from time to time, we have provided certain of our named executive officers with perquisites and other personal benefits that we believe are reasonable. While we do not view perquisites as a significant element of our executive compensation program, we do believe that they can be useful in attracting, motivating and retaining the executive talent for which we compete. From time to time, these perquisites might include travel, transportation and housing benefits, particularly for executives who live overseas and travel frequently to our other office locations. We believe that these additional benefits may assist our executive officers in performing their duties and provide time efficiencies for our executive officers in appropriate circumstances, and we may consider their use in the future. All present or future practices regarding perquisites will be subject to periodic review by our Compensation Committee.

The perquisites and other personal benefits, if any, provided to our current named executive officers generally have not had an aggregate incremental cost to us per individual that exceeds $10,000. Certain executive officers working in our London headquarters have also received the use of parking spaces allocated to our headquarters lease, and in some cases, we have provided to certain executive officers a car allowance, car insurance allowance and an apartment lease, which in certain circumstances has tax benefits to the employee in certain jurisdictions.

We offer medical, dental, life insurance and short-term disability to all employees on a non-discriminatory basis. Medical insurance premiums are charged to employees at varying levels based on total cash compensation, and all of our executive officers were charged at the maximum contribution level in light of their compensation. Certain of our executive officers living in London have received certain additional private medical benefits.

Post-Employment Compensation

Pension Benefits

We do not currently provide pension arrangements or post-retirement health coverage for our employees, although we may consider such benefits in the future.

Retirement Benefits

Our executive officers in the U.S. are generally eligible to participate in our 401(k) contributory defined contribution plan, which we refer to as our "Deferral Plan." Pursuant to the Deferral Plan, all U.S. eligible employees, including executive officers, are provided with a means of saving for their retirement. We currently do not match any of our employees contributions to our Deferral Plan.

Nonqualified Deferred Compensation

We do not provide any nonqualified deferred compensation plans to our employees, although we may consider such benefits in the future.

BGC Holdings Participation Plan

We have adopted the BGC Holdings Participation Plan as a means to attract, retain, motivate and reward our employees, including executive officers, by enabling such persons to acquire or increase their ownership interests in BGC Holdings. The Participation Plan is administered by our Compensation Committee or its designee, currently Mr. Lutnick.

The Participation Plan provides for the grant or sale of BGC Holdings limited partnership interests, including REUs, RPUs, PSUs, PSIs and other partnership interests. The total number of BGC Holdings limited partnership interests issuable under the Participation Plan will be determined from time to time by our Board of Directors, provided that interests exchangeable for or otherwise representing the right to acquire shares of our Class A common stock may only be granted pursuant to other stock-based awards granted under our Equity Plan. Partnership interests in BGC Holdings are entitled to participate in quarterly distributions of distributable earnings from BGC Holdings.

Impact of Accounting Charges on Compensation Policy

Our management and our Compensation Committee recognize that we are subject to certain FASB guidance on share-based payments and other accounting charges with respect to our executive officers and other employees. However, our management and our Compensation Committee do not believe that these accounting charges should be taken into account in the determination of appropriate types and levels of compensation to be made available, even though certain of these accounting charges, both cash and non-cash, will be disclosed in the compensation tables and/or the narratives that accompany those tables.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") set forth in this Annual Report on Form 10-K with management of the Company and, based on such review and discussions, the Compensation Committee recommended to the Company's Board of Directors that the CD&A be included in this Annual Report on Form 10-K.

Dated: March 9, 2010

THE COMPENSATION COMMITTEE

Barry R. Sloane, Chairman
John H. Dalton
Stephen T. Curwood
Albert M. Weis

Executive Compensation

Summary Compensation Table

(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)(1)	(e) Stock Awards, REUs and BGC Founding Partner Units ($)(2)	(f) Option Awards ($)(3)	(g) Non-Equity Incentive Plan Compensation ($)(1)(4)	(h) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(i) All Other Compensation ($)	(j) Total ($)
Howard W. Lutnick, ...	2009	1,000,000	—	—	—	7,500,000	—	—	8,500,000
Chairman of the Board and	2008	2,000,000	1,000,000	5,000,000	—	4,500,000	—	—	12,500,000
Chief Executive Officer	2007	5,000,000	—	—	4,947,200	500,000	—	—	10,447,200
Shaun D. Lynn, ...	2009	1,000,000	—	—		3,000,000	—	—	4,000,000
President	2008	1,113,750	500,000	4,350,000	—	3,495,000	—	—	9,458,750
	2007	1,505,469	1,538,942	—	—	—	—	3,265	3,047,676
Stephen M. Merkel, ...	2009	1,000,000	—	—	—	1,000,000	—	—	2,000,000
Executive Vice President,	2008	975,000	125,000	427,500	—	500,000	—	—	2,027,500
General Counsel and Secretary	2007	925,500	397,833	100,000	—	200,000	—	—	1,623,333
Sean A. Windeatt, ... Chief Operating Officer(5)	2009	310,040	—	161,802	—	—	—	84,352(8)	556,194
A. Graham Sadler, ... Chief Financial Officer(6)	2009	232,530	—	69,205	—	—	—	—	301,735
Robert K. West, ...	2009	137,804	—	—	—	—	—	—	137,804
Former Chief Financial	2008	528,415	25,000	358,797	—	—	—	—	912,212
Officer(7)	2007	318,667	200,000	—	—	—	—	—	518,667

(1) The Compensation Committee has not yet determined whether to award, for 2009, any discretionary bonus (column(d)) to Mr. Sadler, or any payments under our Incentive Plan (column (g)) to Mr. Windeatt. Such amounts (if any) are expected to be determined at a later time. The bonus amounts for 2008 reflect the following discretionary cash bonuses: Mr. Lutnick, $1,000,000; Mr. Lynn, $500,000; Mr. Merkel, $125,000; Mr. West, $25,000.

(2) The amounts in column (e) reflect the grant date fair value of RSUs, founding partner units, and REUs awarded for services to eSpeed or BGC Partners OldCo or the Combined Company pursuant to our Equity Plan, the Participation Plan or otherwise. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. The amounts for 2009 reflect the grant date fair value of 41,690 non-exchangeable REUs, which vest ratably over a 3-year period, granted in March 2009 to Mr. Sadler, having a post-termination payment amount of $69,205. The amounts for 2009 also reflect the grant date fair value of 58,624 non-exchangeable REUs, which vest ratably over a 3-year period, granted in January 2009 to Mr. Windeatt, in lieu of discretionary cash bonus, having a post-termination amount of $161,802. The amounts for 2008 reflect the grant date fair value of 265,487 and 132,744 non-exchangeable REUs granted upon the closing of the merger in April 2008 to Messrs. Lutnick and Lynn, respectively, having post-termination payment amounts of $3,000,000 and $1,500,000, respectively. In addition, the amounts for 2008 also reflect the grant date fair value of 200,000 founding partner units granted upon the closing of the merger in April 2008 to Mr. Lynn, having a grant date fair value of $2,350,000. The amounts for 2008 also reflect the following REU grants in lieu of discretionary cash bonuses: Mr. Lutnick, a $2,000,000 award represented by 350,263 non-exchangeable REUs; Mr. Lynn, a $500,000 award represented by 87,566 non-exchangeable REUs; Mr. Merkel, a $427,500 award, represented by 41,912 non-exchangeable REUs; and Mr. West, a $225,000 award, represented by 21,105 non-exchangeable REUs and a $133,797 award represented by 11,387 RSUs. The equity grants awarded to Messrs. Lutnick and Lynn vested immediately upon grant and the equity grants to Messrs. Merkel and West vest ratably over a 3-year period. More information with respect to REUs is included in the footnotes to our audited consolidated financial statements included in Item 8 of this Form 10-K. The amounts in column (e) do not include the purchase of founding partner units and distribution rights, as applicable, from Messrs. Lynn and Merkel or the provision of additional founding partner unit exchange rights to Mr. Lynn in 2008 in connection with the separation and the merger. The compensation charges that we incurred in 2008 with respect to Messrs. Lynn and Merkel in connection with the purchase of founding partner units and distribution rights and with the provision of additional founding partner unit exchange rights to Mr. Lynn were as follows: Mr. Lynn, $24,045,873, consisting of $9,743,584 for the purchase of founding partner units and distribution rights and $14,302,289 for the provision of additional founding partner unit exchange rights; and Mr. Merkel, $351,734 for the purchase of distribution rights. The compensation charge for Mr. Lynn was calculated based on 532,432 founding partner units and 569,666 distribution rights purchased at a purchase price per unit or distribution right of $11.75, which was the closing price of our Class A common stock on the date of the merger, less Mr. Lynn's basis in the units and distribution rights required to settle outstanding debt, and on a price per additional founding partner unit exchange right provided to Mr. Lynn of $11.75. The compensation charge for Mr. Merkel was calculated based on 39,693 distribution rights purchased at a purchase price per distribution right of $11.75, less Mr. Merkel's basis in the distribution rights required to settle outstanding debt.

(3) The amount in column (f) reflects the grant date fair value of options granted pursuant to the Equity Plan. Pursuant to SEC rules, the amount shown excludes the impact of estimated forfeitures. More information with respect to the calculations of this amount is included in the footnotes to our audited consolidated financial statement included in Item 8 of this Form 10-K. This amount reflects our accounting expense for these types of awards and do not correspond to the actual value that will be recognized by the named executive officer.

(4) The amounts in column (g) reflect the awards to the named executive officers under the Incentive Plan, which is discussed in further detail under the heading "—Compensation Discussion and Analysis—Bonus Compensation." For 2009, Mr. Lutnick's Incentive Plan bonus was paid $2,000,000 in cash and $5,500,000 in an equity grant, represented by 1,190,476 non-exchangeable REUs; Mr. Merkel's Incentive Plan bonus was paid $500,000 in cash and $500,000 in an equity award, represented by 108,225 non-exchangeable REUs; and Mr. Lynn's Incentive Plan bonus was paid $1,000,000 in cash and $2,000,000 in non-exchangeable PSUs.

(5) Mr. Windeatt was appointed our Chief Operating Officer effective January 1, 2009. Mr. Windeatt's base salary for 2009 was £200,000, and the $310,040 base salary reflected in the table was calculated using an exchange rate of 1.55, the average rate in effect for the period.

(6) Mr. Sadler was appointed our Chief Financial Officer on April 2, 2009. For all of 2009, Mr. Sadler's base salary rate was £200,000, which equates to $310,040 using an exchange rate of 1.55, the average rate in effect for the period. The amount reflected as his base salary for 2009 is for the period April 2, 2009 through December 31, 2009.

(7) Mr. West was appointed our Chief Financial Officer on May 16, 2007 and was replaced on April 2, 2009.

(8) During 2009, Mr. Windeatt was provided a car allowance and car insurance allowance having a value of approximately $19,864 and an apartment lease in the amount of approximately $64,488. The amounts paid were £ 12,814 and £ 41,600, respectively, and the above dollar amounts were calculated using an exchange rate of 1.55, the average rate in effect for the period.

Grants of Plan-Based Awards

The following table shows all grants of plan-based awards to the named executive officers in 2009:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)(1)	Threshold ($)	Target (#)	Maximum (#)	All Other Grant Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Awards, REUs and BGC Founding Partner Units ($)(2)(3)
Howard W. Lutnick	1/1/10	—	—	—	—	—	—	1,190,476	—	—	5,500,000
	—	—	—	10,000,000	—	—	—	—	—	—	—
Shaun D. Lynn	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	10,000,000	—	—	—	—	—	—	—
Stephen M. Merkel	1/1/10	—	—	—	—	—	—	108,225	—	—	500,000
	—	—	—	10,000,000	—	—	—	—	—	—	—
Sean A. Windeatt	1/1/09	—	—	—	—	—	—	58,624	—	—	161,802
	—	—	—	10,000,000	—	—	—	—	—	—	—
A. Graham Sadler	3/10/09	—	—	—	—	—	—	41,690	—	—	69,205
Robert K. West	—	—	—	10,000,000	—	—	—	—	—	—	—

(1) The amounts shown in column (e) reflect the maximum individual payment under our Incentive Plan. During 2009, there were no specific minimum and target levels under the Plan. The $10,000,000 maximum amount was the maximum annual amount available for payment to any one executive officer under the Incentive Plan for 2009, and our Compensation Committee retained negative discretion to award less than this amount even if the performance goals were met. Actual amounts paid (if any) to each named executive officer for 2009 are set forth in column (g) of the Summary Compensation Table.

(2) The amounts shown reflect 1,190,476 and 108,225 non-exchangeable REUs awarded, under our Incentive Plan, by the Compensation Committee on December 22, 2009, effective on January 1, 2010, to Messrs. Lutnick and Merkel, respectively, having post-termination payment amounts of $5,500,000 and $500,000, respectively. The amounts shown also reflect 58,624 non-exchangeable REUs granted to Mr. Windeatt, in lieu of discretionary cash bonus, on January 1, 2009, having a post-termination payment amount of $161,802. They also reflect 41,690 non-exchangeable REUs granted to Mr. Sadler on March 10, 2009, having a post-termination payment amount of $69,205. The amounts shown do not include the $2,000,000 PSU award granted to Mr. Lynn in February 2010 as part of his Incentive Plan bonus for 2009.

(3) More information with respect to the calculation of these amounts is included in footnotes to our audited consolidated financial statements in Item 8 of this Form 10-K.

Outstanding Equity Awards at Fiscal Year End

The following table shows all unexercised options, unvested RSUs, and REUs and BGC founding partner units for each of the named executive officers as of December 31, 2009:

	Option Awards					Stock Awards(3)			
(a) Name	(b) Number of Securities Underlying Unexercised Options (#) Exercisable	(c) Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	(d) Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	(e) Option Exercise Price ($)	(f) Option Expiration Date	(g) Number of Shares or Units of Stock That Have Not Vested (#) (2)(3)(4)(5)	(h) Market Value of Shares or Units of Stock That Have Not Vested ($)(2)(3)(4)(5)	(i) Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	(j) Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Howard W. Lutnick	625,000	—	—	16.87	11/28/2010	—	—	—	—
	1,500,000	—	—	5.10	10/19/2011	—	—	—	—
	1,000,000	—	—	14.39	12/9/2012	—	—	—	—
	1,000,000	—	—	21.42	12/9/2013	—	—	—	—
	1,000,000	—	—	13.00	12/20/2014	—	—	—	—
	250,000	—	—	8.42	8/22/2016	—	—	—	—
	800,000	—	—	8.80	12/15/2016	—	—	—	—
	1,000,000	—	—	10.82	12/28/2017	—	—	—	—
	—	—	—	—	—	2,449,313	11,315,826	—	—
Shaun D. Lynn	—	—	—	—	—	902,625	4,170,128	—	—
Stephen M. Merkel	100,000	—	—	16.87	11/28/2010	—	—	—	—
	110,000	—	—	5.10	10/19/2011	—	—	—	—
	100,000	—	—	14.39	12/9/2012	—	—	—	—
	100,000	—	—	21.42	12/9/2013	—	—	—	—
	100,000	—	—	11.47	12/20/2014	—	—	—	—
	100,000	—	—	—	—	—	—	—	—
	—	—	—	—	—	153,405	708,731	—	—
Sean A. Windeatt	—	—	—	—	—	70,424	325,359	—	—
A. Graham Sadler	—	—	—	—	—	41,690	192,608	—	—
Robert K. West	—	—	—	—	—	—	—	—	—

(1) All options listed above are fully vested.

(2) The amounts shown include 3,268 unvested RSUs held by Mr. Merkel. All of Mr. Merkel's RSUs vest over a three-year period from the date of grant.

(3) The amounts shown include the following REUs: 1,190,476 and 108,225, respectively, awarded to Messrs. Lutnick and Merkel on December 22, 2009, effective January 1, 2010; 58,624 granted to Mr. Windeatt on January 1, 2009; 41,690 granted to Mr. Sadler on March 10, 2009; 41,912 and 11,800 REUs, respectively, granted to Messrs. Merkel and Windeatt upon the closing of the merger in April 2008; and 643,087 and 482,315 REUs, respectively, granted to Messrs. Lutnick and Lynn in December 2008, all of which vest over a three-year period. The amounts show also include the following REUs: 265,487 and 132,744, respectively, granted to Messrs. Lutnick and Lynn upon the closing of the merger in April 2008 and 350,263 and 87,566, respectively, granted in September 2008 to Messrs. Lutnick and Lynn, all of which vested immediately. The amounts shown also include 21,105 REUs granted to Mr. West upon the closing of the merger in April 2008, all of which were to vest over a three-year period, but were accelerated in connection with his employment separation agreement. None of the REUs shown have been granted exchangeability into shares of our Class A common stock.

(4) The amounts shown also include 200,000 founding partner units that were granted to Mr. Lynn upon the closing of the merger in April 2008, which units were immediately granted exchangeability into shares of our Class A common stock on a one-for-one basis (subject to adjustment).

(5) The amounts shown do not include the $2,000,000 PSU award granted to Mr. Lynn in February 2010 as part of his Incentive Plan bonus for 2009. The amounts shown also do not include the redemption or purchase of founding partner units and distribution rights, as applicable, from Messrs. Lynn and Merkel or the provision of additional founding partner unit exchange rights to Mr. Lynn in connection with the separation and the merger in April 2008.

Option Exercises and Stock Vested

None of our named executive officers exercised any options in 2009. An aggregate of 20,174 RSUs held by our named executive officers vested in during 2009 as follows:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)[(1)]
Howard W. Lutnick	—	—	—	—
Shaun D. Lynn	—	—	—	—
Stephen M. Merkel	—	—	3,268	13,856
Sean A. Windeatt	—	—	9,314	42,099
A. Graham Sadler	—	—	—	—
Robert K. West	—	—	7,592	34,164

(1) Does not include the vesting of any outstanding REUs since such REUs are not yet exchangeable into shares of our Class A common stock.

Change in Control Agreements

Each of Messrs. Lutnick and Merkel entered into change in control agreements with us on March 31, 2008, effective upon the closing of the merger on April 1, 2008. Under these agreements, if a change in control of the Company occurs (which will occur in the event that Cantor or one of its affiliates ceases to have a controlling interest in us) and Mr. Lutnick or Mr. Merkel elects to terminate his employment with us, such executive officer will receive in a lump sum in cash an amount equal to two times his annual base salary and the annual bonus paid or payable by us for the most recently completed year, including any bonus or portion thereof that has been deferred, and receive medical benefits for two years after the termination of his employment (provided that, if Messrs. Lutnick or Merkel becomes re-employed and is eligible to receive medical benefits under another employer-provided plan, the former medical benefits will be secondary to the latter). If a change in control occurs and Mr. Lutnick or Mr. Merkel does not so elect to terminate his employment with us, such executive officer will receive in a lump sum in cash an amount equal to his annual base salary and the annual bonus paid or payable for the most recently completed fiscal year, including any bonus or portion thereof that has been deferred, and receive medical benefits, provided that in the event that, during the three-year period following the change in control, such executive officer's employment is terminated by us (other than by reason of his death or disability), he will receive in a lump sum in cash an amount equal to his annual base salary and any bonus paid or payable for the most recently completed fiscal year, including any bonus or portion thereof that has been deferred. Mr. Lynn has similar change of control provisions in his employment agreement.

In addition, these executives will be entitled to a gross-up for any taxes imposed as a result of the application of Section 4999 of the Code. In the event of death or disability, such executive officer will be paid only his accrued salary to the date of death or disability.

Employment and Separation Agreements

Prior to the merger, Mr. Lynn and BGC International were parties to an employment agreement, dated August 13, 2004. Under this employment agreement, Mr. Lynn received an annual base salary of £500,000 per year and was eligible to receive a bonus equal to 15% of the pre-tax profits of the BGC businesses managed by him. This agreement terminated upon Mr. Lynn's entering into an employment agreement with BGC Brokers L.P. on March 31, 2008, effective upon the closing of the merger.

The current employment agreement with Mr. Lynn has an initial six-year term and will thereafter be extended automatically for successive periods of one year each on the same terms and conditions unless either BGC Brokers or Mr. Lynn provides notice of non-renewal. Pursuant to his employment agreement, Mr. Lynn will receive a base salary of $1,000,000 per year, subject to annual review by the Compensation Committee, with a target bonus for each year during the term of the agreement of 300% of base salary. To the extent that he is eligible to receive a bonus, the first $1,000,000 of such bonus will be paid in cash, with the remainder, if any, to be paid in cash or a contingent non-cash grant, as determined by the Compensation Committee. The target bonus for Mr. Lynn will be reviewed annually by the Compensation Committee. In the event of a change of control of the Company occurs (which will occur in the event that we are no longer controlled by Cantor or a person or entity controlled by, controlling or under common control with Cantor), the individual or entity that acquires control of us will have the option to either extend the term of Mr. Lynn's employment for a period of three years from the date the change of control took effect (if the remaining term of his agreement at the time of the change of control is less than three years) or to terminate Mr. Lynn's employment. If the term of Mr. Lynn's employment is extended, Mr. Lynn will receive an amount equal to his aggregate compensation for the most recent full fiscal year in addition to any other compensation that Mr. Lynn may be entitled to under the agreement. If the continuing company opts to terminate Mr. Lynn's employment, he will receive two times his aggregate compensation under the agreement for the most recent full fiscal year in full and final settlement of all claims. In each case, he will receive full vesting of all options and RSUs (unless otherwise provided in the applicable award agreement) and welfare benefit continuation for two years and a pro rata bonus for the year of termination. In addition, in the event that Mr. Lynn remains employed by BGC Brokers on the second anniversary of the change of control (unless he is not employed on such date solely as a result of dismissal by BGC Brokers under circumstances that constitute a fundamental breach of contract by BGC Brokers), Mr. Lynn will receive an additional payment equal to the payment he received at the time of the change of control.

Mr. Windeatt has a standard employment agreement pursuant to which he is paid £200,000 per year. His salary was raised to £275,000 as of January 1, 2010. In 2009 we provided to Mr. Windeatt a car allowance and a car insurance allowance having a value of approximately $19,864 per year and an apartment lease in the amount of approximately $64,488 per year. The apartment lease is an agreement between us and Mr. Windeatt's landlord in which we pay the lease amount on behalf of Mr. Windeatt for the period of the lease. We expect to terminate the apartment lease when it expires in 2010.

Mr. Sadler entered into a standard U.K. employment agreement with Tower Bridge International Services L.P., the service company controlled by us, effective December 2008. The agreement has no term and, after a probationary period, is terminable by either party on three months' notice. Pursuant to the agreement, Mr. Sadler receives a base salary of £200,000 per year, and is eligible for a discretionary bonus. His base salary was raised to £275,000 as of January 1, 2010.

Effective as of December 31, 2009, in connection with an employment separation agreement with Mr. West, our former CFO, the Company agreed to accelerate the vesting of his previously outstanding but unvested RSUs and REUs. With respect to his 3,797 unvested RSUs, the Company agreed to vest such RSUs immediately and to deliver the shares to Mr. West on December 15, 2010, subject to the terms and conditions of the separation agreement. With respect to his 14,070 unvested REUs, out of a total of 21,105 REUs with a combined post-termination payment amount of $225,000, the Company agreed to accelerate the vesting of such 14,070 unvested REUs. Subject to compliance with the terms and conditions of a partnership separation agreement, the 21,105 vested REUs' post-termination payment amount of $225,000 will become payable to Mr. West within ninety days after the first, second, third, and fourth anniversaries of June 15, 2009 in four equal installments of $56,250 each.

Potential Payments Upon a Change of Control

The following table provides information regarding the estimated amounts payable to the individuals named below upon either termination or continued employment upon a change of control, under the change of control and employment agreements, described above, as if such agreements were in effect and the change of control had occurred on December 31, 2009 and using the closing market price of our Class A common stock as of December 31, 2009:

Name	Base Salary ($)	Bonus ($)	Vesting of Equity Compensation ($)	Welfare Benefit Continuation ($)	Tax Gross-Up Payment ($)	Total ($)
Howard W. Lutnick						
Termination of Employment	2,000,000	8,000,000	—	36,331	8,314,473	18,350,804
Extension of Employment	1,000,000	4,000,000	—	—	4,124,088	9,124,088
Shaun D. Lynn						
Termination of Employment	2,000,000	6,000,000	—	1,821	5,562,409	13,564,230
Extension of Employment	1,000,000	3,000,000	—	—	2,779,661	6,779,661
Stephen M. Merkel						
Termination of Employment	2,000,000	2,000,000	—	36,331	3,365,568	7,401,899
Extension of Employment	1,000,000	1,000,000	—	—	1,649,635	3,649,635
Sean A. Windeatt						
Termination of Employment	—	—	—	—	—	—
Extension of Employment	—	—	—	—	—	—
A. Graham Sadler						
Termination of Employment	—	—	—	—	—	—
Extension of Employment	—	—	—	—	—	—

Compensation of Directors

Directors who are also our employees do not receive additional compensation for serving as directors. Under our current policy, we pay to each non-employee director an annual cash retainer of $25,000 and, beginning in 2009, an annual stipend of $5,000 for the chair of our Compensation Committee and $10,000 for the chair of our Audit Committee. We also pay $2,000 for each meeting of our Board of Directors and $1,000 for each meeting of a committee of our Board actually attended, whether in person or by telephone. Under our policy, none of our non-employee directors is paid more than $3,000 in the aggregate for attendance at meetings held on the same date. Non-employee directors also are reimbursed for all out-of-pocket expenses incurred in attending meetings of our Board or committees of our Board.

In addition to the cash compensation described above, under our current policy, upon the initial appointment or election of a non-employee director, at the option of such non-employee director, we issue to the non-employee director either (i) RSUs equal to the value of shares of our Class A common stock that could be purchased for $70,000 at the closing price of such Class A common stock on the date of the initial appointment or election of the non-employee director (rounded down to the next whole share), or (ii) options having an equivalent value, based on a Black-Scholes formula, of shares of our Class A common stock that could be purchased for $70,000 at the closing price of such Class A common stock on such date (rounded down to the next whole share). The RSUs issued upon the initial appointment or election of a non-employee director vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. The options issued upon the initial appointment or election of an non-employee director vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our Board at the opening of business on such date.

We also grant to each non-employee director annually on the date of his or her re-election, at the option of such non-employee director, either (i) RSUs equal to the value of shares of our Class A common stock that could be purchased for $35,000 at the closing price of such Class A common stock on the trading date of the re-election of the non-employee director (rounded down to the next whole share), or (ii) options having an equivalent value, based on a Black-Scholes formula, of shares of our Class A common stock that could be purchased for $35,000 at the closing price of such Class A common stock on such date (rounded down to the next whole share). The RSUs granted on an annual basis vest on the first anniversary of the grant date, provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. The options granted on an annual basis vest on the first anniversary of the grant date, provided that the non-employee director is a member of our Board at the opening of business on such date.

The RSUs and options described above are granted pursuant to our Equity Plan. Such RSUs and options are subject to the terms and conditions of the Equity Plan under which they are awarded and the execution and delivery of agreements with each recipient. Each option has a term of 10 years, and the exercise price for each option is equal to the closing price for the Class A common stock on the date of grant, as reported on the NASDAQ Global Market.

The table below summarizes the compensation paid by our Company to non-employee directors for the year ended December 31, 2009:

(a) Name(1)	(b) Fees Earned or Paid in Cash ($)	(c) Stock Awards ($)(2)	(d) Option Awards ($)(3)	(e) Non-Equity Incentive Plan Compensation ($)	(f) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(g) All Other Compensation ($)	(h) Total ($)
Albert M. Weis, Director	72,000	35,000	—	—	—	—	107,000
John H. Dalton, Director	63,000	35,000	—	—	—	—	98,000
Barry R. Sloane, Director	68,000	35,000	—	—	—	—	103,000
Catherine P. Koshland,(4) Former Director	37,750	—	—	—	—	—	37,750
Stephen T. Curwood,(4) Director	6,042	70,000	—	—	—	—	76,042

(1) Howard Lutnick, our Chairman of the Board and Chief Executive Officer, is not included in this table as he is an employee of our Company and thus received no compensation for his services as director. The compensation received by Mr. Lutnick as an employee of our Company is shown in the Summary Compensation Table.

(2) Reflects the grant date fair value of RSUs granted on December 14, 2009. More information with respect to the calculation of these amounts is included in the footnotes to our audited consolidated financial statements included in Item 8 of this Form 10-K. In 2009, Messrs. Weis, Dalton, and Sloane were each granted 7,991 RSUs, and Mr. Curwood was granted 15,982 RSUs. As of December 31, 2009, each non-employee director had the following number of RSUs outstanding: Mr. Weis, 7,991; Mr. Dalton, 7,991; Mr. Sloane, 7,991; and Mr. Curwood, 15,982.

(3) No options were granted to non-employee directors in 2009. As of December 31, 2009, each non-employee director had the following number of options outstanding: Mr. Weis, 74,619; Mr. Dalton, 84,619; Mr. Sloane, 0; Mr. Curwood, 0.

(4) Dr. Koshland left the Board at the end of her term on December 14, 2009, and Mr. Curwood was elected to the Board on the same day.

Compensation Committee Interlocks and Insider Participation

During most of 2009, the Compensation Committee of our Board of Directors consisted of Messrs. Dalton, Sloane and Weis and Dr. Koshland. Dr. Koshland left the Compensation Committee at the Annual Meeting on December 14, 2009, and Mr. Curwood replaced her on that date. All of the members who served on our Compensation Committee during 2009 were non-employee directors and were not former officers of our Company. No member of the Compensation Committee had any relationship with the Company during 2009 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons. During 2009, none of our executive officers served as a member of the board of directors or the compensation committee, or similar body, of a corporation where any of its executive officers served on our Compensation Committee or on our Board of Directors.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 1, 2010, with respect to the beneficial ownership of our Common Equity by: (i) each stockholder, or group of affiliated stockholders, that we know owns more than 5% of any class of our outstanding capital stock, (ii) each of the named executive officers, (iii) each director and (iv) the executive officers and directors as a group. Unless otherwise indicated in the footnotes, the principal address of each of the stockholders, executive officers and directors identified below is located at 499 Park Avenue, New York, NY 10022. Shares of Class B common stock are convertible into shares of Class A common stock at any time in the discretion of the holder on a one-for-one basis. Accordingly, a holder of Class B common stock is deemed to be the beneficial owner of an equal number of shares of Class A common stock for purposes of this table.

Cantor was obligated to distribute on April 1, 2009 and October 1, 2009 an aggregate of 13,316,917 shares of Class A common stock ("distribution rights shares") to retained and founding partners to satisfy certain of Cantor's deferred stock distribution obligations provided to such partners on April 1, 2008. In addition, on April 1, 2010, Cantor will be obligated to distribute an aggregate of 8,179,115 shares to retained and founding partners to satisfy certain of Cantor's deferred stock distribution obligations provided to such partners on April 1, 2008. Certain partners elected to receive their shares and others elected to defer receipt of their shares until a future date. As a result, the distribution rights shares subject to deferred receipt are included both in the number of shares beneficially owned directly by Cantor and indirectly by CF Group Management, Inc. ("CFGM"), and Mr. Lutnick as a result of their control of Cantor, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, Mr. Merkel and the other recipients of distribution rights shares, resulting in substantial duplications in the number of shares set forth in the table below. Once Cantor delivers these distribution rights shares, these shares will no longer be reflected as beneficially owned directly by Cantor and indirectly by CFGM and Mr. Lutnick as a result of their control of Cantor. Instead, beneficial ownership of the shares will only be reported by CFGM and Mr. Lutnick as a result of their direct holdings of the shares, and Mr. Lutnick's indirect holdings as a result of his control of KBCR Management Partners, LLC ("KBCR") and LFA LLC ("LFA"), and by the other recipients of the distribution rights shares, including Mr. Merkel.

	Class B Common Stock		Class A Common Stock	
Name	**Shares**	**%**	**Shares**	**%**
5% Beneficial Owners(1):				
Cantor Fitzgerald, L.P.(2)	84,899,362(3)	99.9%(4)	94,300,603(3)(5)	62.8%(6)
CF Group Management, Inc.	84,948,107(3)(7)	100.0%(4)	96,788,357(3)(8)	63.6%(6)
PAR Investment Partners, L.P.	—	—	4,535,734(9)	8.0%(10)
Ronald J. Juvonen	—	—	3,844,339(11)	6.8%(10)
Heartland Advisors, Inc.	—	—	3,374,550(12)	6.0%(10)
Executive Officers and Directors, (1):				
Executive Officers				
Howard W. Lutnick	84,948,107(3)(13)	100.0%(4)	117,388,191(3)(14)	68.5%(15)
Shaun D. Lynn	—	—	792,188(16)	1.4%(17)
Stephen M. Merkel	—	—	681,943(18)	1.2%(19)
Robert K. West (former Chief Financial Officer)	—	—	2,239(20)	*
Sean A. Windeatt	—	—	41,385(21)	*
A. Graham Sadler	—	—	—	—
Directors				
John H. Dalton	—	—	126,251(22)	*
Albert M. Weis	—	—	216,035(23)	*
Barry R. Sloane	—	—	9,916(24)	*
Stephen T. Curwood	—	—	— (25)	—
All executive officers and directors as a group (10 persons)	84,948,107	100.0%	119,258,148	66.4%(26)

* Less than 1%.

(1) Based upon information supplied by directors and executive officers and filings under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended, with respect to 5% beneficial owners.

(2) Cantor has pledged to us, pursuant to a Pledge Agreement, dated as of July 26, 2007, such number of shares of our Class A common stock and our Class B common stock as equals 125% of the principal amount of the loan amount outstanding on any given date, as security for loans we agreed to make to Cantor from time to time. In September 2008, we were authorized to increase the amount available under the secured loan and Pledge Agreement with Cantor from up to $100.0 million to all excess cash other than that amount needed for regulatory purposes, and to also accept, as security, pledges of any securities in addition to pledges of our Class A common stock or Class B common stock provided for under the original secured loan and Pledge Agreement. As of March 1, 2010, there was no loan amount outstanding, and there are no shares of Class A or Class B common stock pledged under the Pledge Agreement.

(3) Includes 58,500,000 rights to acquire shares of our Class B common stock upon exchange of BGC Holdings exchangeable limited partnership interests. A total of 67,208,684 BGC Holdings exchangeable limited partnership interests held by Cantor are exchangeable with us at any time for shares of our Class B common stock (or, at Cantor's option, or if there are no additional authorized but unissued shares of our Class B common stock, our Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments). As of March 1, 2010, there were 58,500,000 authorized but unissued shares of our Class B common stock.

(4) Percentage based on 84,948,107 shares of our Class B common stock, which includes 26,448,107 shares of our Class B common stock outstanding and 58,500,000 rights to acquire shares of our Class B common stock upon exchange of BGC Holdings exchangeable limited partnership interests held by Cantor. The BGC Holdings exchangeable limited partnership interests are exchangeable at any time for shares of our Class B common stock (or, at Cantor's option or if there are no additional authorized but unissued shares of our Class B common stock, our Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments).

(5) Consists of (i) 692,557 shares of our Class A common stock, (ii) 26,399,362 shares of our Class A common stock acquirable upon conversion of 26,399,362 shares of our Class B common stock and (iii) 67,208,684 shares of our Class A common stock receivable upon exchange of BGC Holdings exchangeable limited partnership interests (or, upon conversion of 58,500,000 shares of our Class B common stock and 8,708,684 shares of our Class A common stock receivable upon exchange of 67,208,684 BGC Holdings exchangeable limited partnership interests).

(6) Percentage based on (i) 56,428,098 shares of our Class A common stock outstanding, (ii) 26,448,107 shares of our Class A common stock acquirable upon conversion of 26,448,107 shares of our Class B common stock and (iii) 67,208,684 shares of our Class A common stock receivable upon exchange of 67,208,684 BGC Holdings exchangeable limited partnership interests (or, upon conversion of 58,500,000 shares of our Class B common stock and 8,708,684 shares of our Class A common stock receivable upon exchange of 67,208,684 BGC Holdings exchangeable limited partnership interests).

(7) Consists of (i) 48,745 shares of our Class B common stock held by CFGM, (ii) 26,399,362 shares of our Class B common stock held by Cantor and (iii) 58,500,000 shares of our Class B common stock receivable upon exchange by Cantor of BGC Holdings exchangeable limited partnership interests. CFGM is the managing general partner of Cantor.

(8) Consists of (i) 388,812 shares of our Class A common stock held by CFGM, (ii) 48,745 shares of our Class A common stock acquirable upon conversion of 48,745 shares of our Class B common stock held by CFGM, (iii) 692,557 shares of our Class A common stock held by Cantor, (iv) 26,399,362 shares of our Class A common stock acquirable by Cantor upon conversion of 26,399,362 shares of our Class B common stock held by Cantor, (v) 67,208,684 shares of our Class A common stock receivable upon exchange of 67,208,684 BGC Holdings exchangeable limited partnership interests (or, upon conversion of 58,500,000 shares of our Class B common stock and 8,708,684 shares of our Class A common stock receivable upon exchange of 67,208,684 BGC Holdings exchangeable limited partnership interests) and (vi) 2,050,197 shares of our Class A common stock receivable beginning October 1, 2009 pursuant to distribution rights held by CFGM, receipt of which was deferred until a future date.

(9) As set forth in a Schedule 13G/A filed with the SEC on February 12, 2010. According to the Schedule 13G/A, the shares of our Class A common stock are held by PAR Investment Partners, L.P., PAR Group, L.P., and PAR Capital Management, Inc. The business address of each of these entities is One International Place, Boston, Massachusetts 02110.
(10) Percentage based on 56,428,098 shares of our Class A common stock outstanding beginning March 1, 2010.
(11) As set forth in a Schedule 13G/A filed with the SEC on February 16, 2010. Ronald J. Juvonen, is the managing member of Downtown Associates, L.L.C. ("the general partner") and has sole power to vote and direct the disposition of all shares of our Class A common stock held by Downtown Associates I, L.P. and Downtown Associates II, L.P. (together the "Downtown Funds"). The business address of Mr. Juvonen, the Downtown general partner and the Downtown Funds is c/o Downtown Associates, L.L.C., 674 Unionville Road, Suite 105, Kennett Square, Pennsylvania 19348.
(12) As set forth in a Form 13G/A filed with the SEC on February 10, 2010. According to the Form 13G/A, the shares of our Class A common stock are beneficially owned by Heartland Advisors, Inc. and William J. Nasgovitz, as the President and control person of Heartland Advisors, Inc. The business address of each of the reporting persons is 789 North Water Street, Milwaukee, Wisconsin 53202.
(13) Consists of (i) 48,745 shares of our Class B common stock held by CFGM, (ii) 26,399,362 shares of our Class B common stock held by Cantor and (iii) 58,500,000 shares of our Class B common stock receivable upon exchange by Cantor of BGC Holdings exchangeable limited partnership interests. Mr. Lutnick is the President and sole stockholder of CFGM. CFGM is the managing general partner of Cantor.
(14) Consists of (i) 815,373 shares of our Class A common stock held directly by Mr. Lutnick, (ii) 9,175,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days of March 1, 2010, (iii) 237,013 shares of our Class A common stock held in Mr. Lutnick's 401(k) account, (iv) 175,589 shares of our Class A common stock held by a trust for the benefit of descendants of Mr. Lutnick (the "Trust") of which Mr. Lutnick's wife is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (v) 388,812 shares of our Class A common stock held by CFGM, (vi) 48,745 shares of our Class A common stock acquirable upon conversion of 48,745 shares of our Class B common stock held by CFGM, (vii) 692,557 shares of our Class A common stock held by Cantor, (viii) 26,399,362 shares of our Class A common stock acquirable upon conversion of 26,399,362 shares of our Class B common stock held by Cantor, (ix) 67,208,684 shares of our Class A common stock receivable upon exchange of 67,208,684 BGC Holdings exchangeable limited partnership interests (or, upon conversion of 58,500,000 shares of our Class B common stock and 8,708,684 shares of our Class A common stock receivable upon exchange of 67,208,064 BGC Holdings exchangeable limited partnership interests), (x) 6,376,833 shares of our Class A common stock receivable beginning October 1, 2009 pursuant to distribution rights held by Mr. Lutnick, receipt of which was deferred until a future date, (xi) 2,050,197 shares of our Class A common stock receivable beginning October 1, 2009 pursuant to distribution rights held by CFGM, receipt of which was deferred until a future date, (xii) 1,610,182 shares of our Class A common stock receivable beginning October 1, 2009 pursuant to distribution rights held by the Trust, receipt of which was deferred until a future date, (xiii) 2,048,001 shares of our Class A common stock receivable beginning October 1, 2009 pursuant to distribution rights held by the KBCR, by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of Cantor, receipt of which was deferred until a future date, and (xiv) 161,843 shares of our Class A common stock receivable beginning October 1, 2009 pursuant to distribution rights held by the LFA, by virtue of Mr. Lutnick being the managing member of LFA, receipt of which was deferred until a future date. This amount excludes (a) 1,365,492 shares receivable pursuant to distribution rights held by Mr. Lutnick, (b) 7,025 shares receivable pursuant to distribution rights held by KLK Trust, a trust for the benefit of Kent Karosen, of which Mr. Lutnick serves as trustee. Mr. Lutnick is the President and sole stockholder of CFGM and CFGM is the managing general partner of Cantor.
(15) Percentage based on (i) 56,428,098 shares of our Class A common stock outstanding, (ii) 26,448,107 shares of our Class A common stock acquirable upon conversion of 26,448,107 shares of our Class B common stock outstanding and (iii) 67,208,064 shares of our Class A common stock receivable upon exchange of 67,208,064 BGC Holdings exchangeable limited partnership interests (or, upon conversion of 58,500,000 shares of our Class B common stock and 8,708,684 shares of our Class A common stock receivable upon

exchange of 67,208,064 BGC Holdings exchangeable limited partnership interests), (iv) 9,175,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days of March 1, 2010, (v) 6,376,833 shares of our Class A common stock receivable beginning October 1, 2009 pursuant to distribution rights held by Mr. Lutnick, receipt of which was deferred until a future date, (vi) 2,050,197 shares of our Class A common stock receivable beginning March 1, 2010 pursuant to distribution rights held by CFGM, receipt of which was deferred until a future date, (vii) 1,610,182 shares of our Class A common stock receivable beginning March 1, 2010 pursuant to distribution rights held by the Trust, receipt of which was deferred until a future date, (viii) 2,048,001 shares of our Class A common stock receivable beginning March 1, 2010 pursuant to distribution rights held by the KBCR, receipt of which was deferred until a future date, and (ix) 161,843 shares of our Class A common stock receivable beginning March 1, 2010 pursuant to distribution rights held by the LFA, receipt of which was deferred until a future date.

(16) Consists of (i) 692,188 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days of March 1, 2010 and (ii) 100,000 of BGC Holdings founding partner interests exchangeable into our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments). Excludes 1,915,898 of BGC Holdings founding partner interests held by Mr. Lynn, which are exchangeable into shares of Class A common stock, over a period of time, subject to certain conditions.

(17) Percentage based on (i) 56,428,098 shares of our Class A common stock outstanding, (ii) 692,188 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days of March 1, 2010 and (iii) 100,000 BGC Holdings founding partner interests exchangeable into our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments). Excludes 1,915,898 of BGC Holdings founding partner interests which are exchangeable into shares of Class A common stock, over a period of time, subject to certain conditions.

(18) Consists of (i) 610,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days of March 1, 2010 (ii) 8,872 shares of our Class A common stock held directly by Mr. Merkel, (iii) 6,876 shares of our Class A common stock held in Mr. Merkel's 401(k) account, (iv) 2,250 shares of our Class A common stock beneficially owned by Mr. Merkel's spouse and (v) 53,945 shares of our Class A common stock receivable beginning March 1, 2010 pursuant to distribution rights held by Mr. Merkel, receipt of which was deferred until a future date.

(19) Percentage based on (i) 56,428,098 shares of our Class A common stock outstanding, (ii) 610,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days of March 1, 2010 and (iii) 53,945 shares of our Class A common stock receivable beginning March 1, 2010 pursuant to distribution rights held by Mr. Merkel, receipt of which was deferred until a future date.

(20) Consists of 2,239 shares of our Class A common stock held directly by Mr. West.

(21) Consists of (i) 18,628 shares of our Class A common stock held directly by Mr. Windeatt and (ii) 22,757 BGC Holdings founding partner interests exchangeable into our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments).

(22) Consists of (i) 41,632 shares of our Class A common stock held directly by Mr. Dalton and (ii) 84,619 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days of March 1, 2010.

(23) Consists of (i) 134,416 shares of our Class A common stock held directly by Mr. Weis, (ii) 74,619 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days of March 1, 2010 and (iii) 7,000 shares of our Class A common stock, of which 1,000 shares are beneficially owned by Mr. Weis' spouse, 3,000 shares are held in trust for Mr. Weis' children and 3,000 shares are beneficially owned by Mr. Weis' children.

(24) Consists of 9,916 shares of Class A common stock held directly by Mr. Sloane.

(25) Mr. Curwood was elected to our board in December 2009. In December 2009, Mr. Curwood received RSUs which are not due to vest within 60 days of March 1, 2010.

(26) Percentage based on (i) 56,428,098 shares of our Class A common stock outstanding, (ii) 26,448,107 shares of our Class A common stock acquirable upon conversion of 26,448,107 shares of our Class B common stock outstanding, (iii) 67,208,684 shares of our Class A common stock receivable upon exchange of

67,208,052 BGC Holdings exchangeable limited partnership interests (or, upon conversion of 58,500,000 shares of our Class B common stock and 8,708,684 shares of our Class A common stock receivable upon exchange of 67,208,684 BGC Holdings exchangeable limited partnership interests), (iv) 10,136,426 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days of March 1, 2010, (v) 622,757 BGC Holdings founding partner interests exchangeable into shares of our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), and (vi) 18,800,535 shares of our Class A common stock receivable beginning March 1, 2010 pursuant to distribution rights, receipt of which was deferred until a future date.

Equity Compensation Plan Information as of December 31, 2009

	Number of securities to be issued upon exercise of outstanding restricted stock units, options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity Plan (approved by security holders)	17,275,961	12.64	82,724,039
Equity compensation plans not approved by security holders	—	—	—
Total	17,275,961	12.64	82,724,039

PERFORMANCE GRAPH

The performance graph below shows a comparison of the cumulative total stockholder return, on a dividend reinvestment basis, of $100 invested on December 31, 2004 measured on December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008 and December 31, 2009. Our old peer group consisted of Tullett Prebon PLC, GFI Group Inc., Compangie Financière Tradition, ICAP PLC and MarketAxess Holdings Inc. Because our business is primarily interdealer, the new peer group excludes MarketAxess Holdings Inc, as its business is mainly dealer to customer rather than wholesale like BGC Partners and the other aforementioned companies. The returns of the peer group companies have been weighted according to their stock market capitalization for purposes of arriving at a peer group average.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among BGC Partners, Inc., The S&P 500 Index,
An Old Peer Group And A New Peer Group
$300
$250
$200
$150
$100
$50
$0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
BGC Partners, Inc.
S&P 500
Old Peer Group
New Peer Group

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2010 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Review, Approval and Ratification of Transactions with Related Persons

The general policy of our Company and our Audit Committee is that all material transactions with a related party, including transactions with Cantor, the relationship between us and Cantor and agreements with related parties, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, including repurchases of Class A common stock or purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers (see "—Repurchases and Purchases") are subject to prior review and approval by our Audit Committee, which will determine whether such transactions or proposals are fair and reasonable to our stockholders. In general, potential related-party transactions are identified by our management and discussed with the Audit Committee at Audit Committee meetings. Detailed proposals, including, where applicable, financial and legal analyses, alternatives and management recommendations, are provided to the Audit Committee with respect to each issue under consideration and decisions are made by the Audit Committee with respect to the foregoing related-party transactions after opportunity for discussion and review of materials. When applicable, the Audit Committee requests further information and, from time to time, requests guidance or confirmation from internal or external counsel or auditors. Our policies and procedures regarding related party transactions are set forth in our Audit Committee Charter and Code of Business Conduct and Ethics, both of which are publicly available on our website at *www.bgcpartners.com/legal/disclaimers/* under the heading "Investor Info."

Until six months after Cantor ceases to hold 5% of our voting power, transactions or arrangements between us and Cantor will be subject to prior approval by a majority of our board of directors that we have found to qualify as "independent" in accordance with the published listing requirements of NASDAQ. See "—Potential Conflicts of Interest and Competition with Cantor."

Independence of Directors

Our Board of Directors has determined that each of Messrs. Curwood, Dalton, Sloane, and Weis qualifies as an "independent director" in accordance with the published listing requirements of NASDAQ. The NASDAQ independence definition consists of a series of objective tests, one of which is that the director is not an officer or employee of ours and has not engaged in various types of business dealings with us. In addition, as further required by NASDAQ rules, our board of directors has made a subjective determination with respect to each independent director that no relationships exist which, in the opinion of our board, would interfere with the exercise of independent judgment by each such director in carrying out the responsibilities of a director. In making these determinations, our board reviewed and discussed information provided by the individual directors and us with regard to each director's business and personal activities as they may relate to us and our management, including participation on any boards of other organizations in which other members of our Board of Directors were members.

The Merger and the Merger Agreement

The Merger

We completed the merger of BGC Partners OldCo with and into us, pursuant to which we were renamed "BGC Partners, Inc." on April 1, 2008. In the merger, BGC Partners units were converted into common stock of the combined entity (the "Combined Company") and eSpeed common stock remained outstanding as Combined Company common stock. In addition, the BGC Holdings exchangeable limited partnership interests became exchangeable with the Combined Company for Combined Company Class B common stock or Combined Company Class A common stock in accordance with the terms of the BGC Holdings limited partnership agreement and BGC Holdings founding partner interests became exchangeable with the Combined Company as described in "—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges," and as otherwise determined by Cantor in accordance with the terms of the BGC Holdings limited partnership agreement.

The dollar value of the merger was $1,231,512,000 as of May 29, 2007 (the date of execution of the merger agreement) and $1,548,090,900 as of April 1, 2008 (the closing date of the transaction), respectively, based on the number of shares and rights to acquire shares of Combined Company common stock issued in the transaction multiplied by the average price of eSpeed common stock on such dates.

In connection with the merger, we contributed our assets and liabilities to BGC U.S. and BGC Global in exchange for limited partnership interests in these entities. As a result of this contribution, we received limited partnership interests in each of these entities.

Concurrently with the merger, we also entered into the related agreements and assumed all of the rights and obligations of BGC Partners OldCo under such related agreements. In addition, the following agreements automatically terminated:

- the JSA, under which revenue for certain services was shared;
- the administrative services agreement, dated as of December 15, 1999, by and among Cantor, Cantor Fitzgerald International, eSpeed, eSpeed Securities, Inc., eSpeed Markets, Inc. and eSpeed Securities International Limited; and
- the CO2e.com/eSpeed Services Agreement, dated as of October 1, 2002, by and between eSpeed and CO2e.

License

We granted Cantor a non-exclusive, perpetual, irrevocable, worldwide, non-transferable and royalty-free license to all software, technology and intellectual property in connection with the operation of Cantor's business on and after the closing date of the merger. We entered into a license agreement with Cantor on April 1, 2008 with respect to such license. The license does not constitute an assignment or transfer of any software, technology or intellectual property owned by a third party if both (a) such assignment or transfer would be ineffective or would constitute a default under, or other contravention of, the provisions of a contract without the approval or consent of a third party and (b) such approval or consent is not obtained, provided, however, that the Combined Company agrees to use its commercially reasonable efforts to obtain any such approval or consent.

Any enhancements and upgrades of the software, technology and intellectual property provided under the license will be provided free of charge to any licensee under the license until April 1, 2009, one year after the closing date of the merger. The license will not be transferable except to any purchaser of all or substantially all of the business or assets of Cantor or its subsidiaries or to any purchaser of a business, division or subsidiary of Cantor or its subsidiaries pursuant to a bona fide acquisition of a line of business of Cantor or its subsidiaries (provided that (a) such purchaser agrees not to use the software, technology and intellectual property provided under the license to create a fully electronic brokerage system that competes with eSpeed's fully electronic systems for U.S. Treasuries and foreign exchange, (b) we are a third-party beneficiary of the transferee's agreement in clause (a) above and (c) Cantor enforces its rights against the purchaser to the extent that it breaches its obligations under clause (a) above).

Cantor also agreed that it will not use or grant any aspect of the license to create a fully electronic brokerage system that competes with our fully electronic systems for U.S. Treasuries and foreign exchange.

Corporate Governance Matters

Until six months after Cantor ceases to hold 5% of BGC Partners' voting power, transactions or arrangements between us and Cantor will be subject to prior approval by a majority of the members of our board of directors who have been found to qualify as "independent" in accordance with the published listing requirements of NASDAQ.

During the same timeframe, we and Cantor also agreed not to employ or engage any officer or employee of the other party without the other party's written consent. However, either party may employ or engage any person who responds to a general solicitation for employment. Cantor may also hire any of our employees who are not brokers and who devote a substantial portion of their time to Cantor or Cantor-related matters or who manage or supervise any such employee, unless such hiring precludes us from maintaining and developing our intellectual property in a manner consistent with past practice. Cantor will provide a list of such persons to us promptly following the closing date of the merger.

Prior to the contribution of the BGC business in the separation, one or more members of the BGC Partners group could borrow an amount of cash up to the aggregate amount of cash held in the BGC Partners group prior to the contribution of the BGC business in the separation. We refer to this loan as the "pre-contribution loan." At the request of Cantor, eSpeed funded the pre-contribution loan on or prior to the closing date of the separation. An aggregate of $115 million was borrowed, all of which was repaid in full on April 4, 2008. See "—Separation Agreement—Other Actions in Connection with the Separation—Pre-Contribution Loan."

Fees and Expenses

Each party bore its own costs and expenses, including attorneys' and other advisors' fees, incurred in connection with the merger (it being understood that the costs and expenses of BGC Partners or Cantor incurred before the merger were, as applicable, reflected in the calculation of the closing cash and closing net equity).

Indemnification and Allocation of Losses

All representations and warranties made by BGC Partners OldCo, Cantor, BGC Partners, L.P ("BGC U.S."), BGC Global Holdings, L.P. ("BGC Global" and, together with BGC U.S., the "Opcos") and BGC Holdings contained in the merger agreement, its schedules or in any certificate, document or other instrument delivered in connection with the merger agreement survive the closing of the merger until April 1, 2009, the first anniversary of the closing date of the merger. The representations and warranties by BGC Partners relating to capitalization survive the closing of the merger and continue to be in full force and effect indefinitely. None of the representations and warranties made by eSpeed in the merger agreement, its schedules or in any certificate, document or other instrument delivered in connection with the merger agreement survived the effective time of the merger. Covenants that contemplate or may involve actions to be taken or obligations in effect after the closing of the merger survive in accordance with their terms.

Cantor agreed to indemnify the Opcos, their heirs, executors, successors and assigns from losses to the extent resulting from or arising out of:

- the breach of any representation or warranty of BGC Partners OldCo, Cantor, the Opcos or BGC Holdings, but only if a claim is presented before the applicable indemnity period terminates (it being understood that for purposes of determining the amount of such loss from a breach or inaccuracy of any representation or warranty, but not, for the avoidance of doubt, for purposes of determining whether there has been a breach or inaccuracy, all references to material and material adverse effect or similar qualifications as to materiality will be deleted therefrom, and certain specified actions will not be taken into account); or
- the breach of any covenant or agreement in the merger agreement to be performed by BGC Partners OldCo, Cantor, the Opcos or BGC Holdings (except that Cantor is not obligated to indemnify for any losses from or arising out of certain litigation matters, and Cantor's indemnification obligations with respect to other specified matters are limited to losses resulting from the imposition of any fine or other monetary penalty, for the payment of any amount in settlement, resulting from such actions).

From and after the closing of the merger, any losses of the Opcos arising from certain litigation matters are allocated to BGC Holdings pursuant to the BGC U.S. limited partnership agreement and BGC Global limited partnership agreement which in turn will be allocated to the capital accounts of the limited partnership interests held by Cantor, the founding/working partners and the REU partners (and not BGC Partners), pursuant to the terms of the BGC Holdings limited partnership agreement (see "—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global").

Cantor's indemnification obligations are subject to the following limitations:

- Cantor is not required to indemnify a party with respect to any claim arising out of its indemnification obligations related to the breach of any representation or warranty unless the aggregate of all indemnifiable losses exceeds $20 million, in which case Cantor is responsible only for losses in excess of such amount (provided that Cantor is not required to indemnify a party with respect to any claim arising out of its indemnification obligations related to the breach of any representation or warranty to the extent the aggregate amount of indemnifiable losses (taking into account for these purposes any losses excluded as a result of the $20 million deductible amount or the de minimis amount described in the bullet below) are in excess of an amount equal to $170 million (it being agreed that the indemnified parties bear the first $20 million of such losses) minus the amount of indemnification payments made pursuant to Cantor's indemnification obligations prior to such claim minus the lesser of (1) $85 million and (2) the amount of losses allocated to BGC Holdings through the allocation mechanism described above prior to the time of the final resolution of such claim); and
- Cantor is not required to indemnify a party for losses arising out of its indemnification obligations if such losses are less than $50,000 or are included as a liability in the final closing balance sheet.

The merger agreement specifies procedures with respect to claims subject to indemnification and related matters.

Amendment and Waiver

The merger agreement may not be modified or amended, and no waiver, consent or approval may occur by or on behalf of BGC Partners, except if in writing signed by each party to the merger agreement and by the Audit Committee of BGC Partners.

Separation Agreement

Separation and Contribution

At the closing of the separation, on March 31, 2008, Cantor, in a manner that is expected to be tax-free, contributed, conveyed, transferred, assigned and delivered to BGC Partners OldCo and its subsidiaries (including the Opcos), and BGC Partners OldCo and its subsidiaries (including the Opcos) acquired and accepted from Cantor, all of the right, title and interest of Cantor to the transferred assets:

- specified equity interests related to the BGC businesses;
- specified contracts related to the BGC businesses, including employment agreements with transferred employees;
- certain rights under the JSA, including rights and obligations in respect of clearance, settlement and fulfillment services, to the extent related to the inter-dealer brokerage business;
- all intellectual property primarily related to the BGC businesses being transferred;
- all books and records (other than tax returns), files, papers, tapes, disks, manuals, keys, reports, plans, catalogs, sales and promotional materials and all other printed and written materials, to the extent available and primarily related to the BGC businesses; and
- all permits or licenses issued by any governmental authority to the extent primarily related to the BGC businesses and permitted by applicable law to be transferred.

Cantor retained ownership to certain excluded assets, which included the following, which we refer to as the "excluded assets":

- all cash, cash equivalents and marketable securities (including any cash, cash equivalents and marketable securities held by any of the transferred entities), except for cash borrowed pursuant to the pre-contribution loan (as described under "—Other Actions in Connection with the Separation—Pre-Contribution Loan");
- any litigation claim or insurance recovery relating to specified matters, and any insurance policy and proceeds covering any excluded asset or any excluded liability (as defined below);
- certain specified equity interests;
- all intellectual property or hardware of Cantor not primarily used in the BGC businesses, including any rights (ownership, licensed or otherwise) to use the mark "Cantor" or "Cantor Fitzgerald" and any other trademarks, service marks, brand names, Internet domain names, logos, trade dress, trade names, corporate names and other indicia of origin, any derivatives of the foregoing, all registrations and applications for registration of any of the foregoing, in each case, not primarily related to the BGC businesses and all goodwill associated with and symbolized by the foregoing;
- all books, records and other data that cannot, without unreasonable efforts or expense, be separated from the books and records maintained by Cantor in connection with businesses other than the BGC businesses or to the extent that such books, records and other data related to excluded assets, excluded liabilities or business employees who do not become transferred business employees and all personnel files and records; and
- any asset relating to the other businesses of Cantor (other than any of the transferred assets described in the bullets above).

BGC Partners OldCo, BGC U.S. and/or BGC Global assumed and became liable for and will pay, perform and discharge as they become due, the transferred liabilities:

- all liabilities primarily relating to, arising from or in connection with any transferred business or any transferred asset, regardless of when or where such liability arose and regardless of where or against whom such liability is asserted or determined;
- certain liabilities under the JSA to the extent related to the inter-dealer brokerage business, including liabilities related to rights and obligations in respect of clearance, settlement and fulfillment services primarily related to the inter-dealer brokerage business;
- all liabilities primarily relating to, arising from or in connection with the transferred businesses' employees and their employment, including all compensation, benefits, severance, workers' compensation and welfare benefit claims and other employment-related liabilities primarily arising from or relating to the conduct of any transferred business; and
- certain indebtedness, the total amount of which was $150 million. The indebtedness consisted of BGC U.S. assuming the liabilities of Cantor pursuant to the note purchase agreement in respect of $150 million of Cantor's senior notes.

Cantor retained and became liable for, and will pay, perform and discharge as they become due, the certain excluded liabilities, which include the following, which we refer to as the "excluded liabilities":

- any liability of Cantor relating to excluded assets or any retained businesses, except the liabilities assumed by BGC Partners OldCo;
- any guarantee by Cantor to a third-party in respect of certain indebtedness specified in the separation agreement; and
- other specified excluded liabilities.

The parties to the separation agreement agreed to execute and deliver one or more agreements of assignment and assumption and/or bills of sale or such other instruments of transfer as Cantor may request for the purpose of effecting the separation.

Other Actions in Connection with the Separation

Transfer of Assets to Tower Bridge

Prior to the separation, BGC Partners OldCo contributed certain assets to Tower Bridge. Tower Bridge provides certain services to Cantor pursuant to the Tower Bridge administrative services agreement. Tower Bridge is a consolidated subsidiary of BGC Partners.

Redemption of Cantor Partners

In connection with the separation, Cantor redeemed certain limited partnership interests in Cantor held by certain of its limited partners for (a) new limited partnership interests in Cantor and rights to receive, following the merger, distributions of our common stock held by Cantor or (b) limited partnership interests in BGC Holdings and rights to receive, following the merger, distributions of our common stock held by Cantor, in each case subject to Cantor's terms and conditions.

Conversion

In connection with the separation and the merger, BGC Partners OldCo was converted from a corporation to a limited liability company for tax purposes prior to the merger. In the conversion of BGC Partners OldCo from a corporation to a limited liability company, each share of BGC Partners OldCo common stock was converted into a BGC Partners unit.

Repurchase of Certain Cantor Limited Partnership Interests or BGC Partners OldCo Units and Distribution Rights and Repayment of Certain Obligations

Following the separation, but prior to the merger, certain limited partners of Cantor and certain founding partners sold to Cantor for cash all or a portion of the distribution rights and/or BGC Holdings founding partner interests held by such persons, or, in the case of Mr. Lee Amaitis, his limited partnership interests in Cantor were redeemed by Cantor for cash and used some of the proceeds that they received in respect of the purchases of distribution rights and/or BGC Holdings founding partner interests and/or redemption of their Cantor limited partnership interests to repay certain loans made or guaranteed by Cantor for repayment of borrowings to their applicable lenders or for payment of required capital contributions, for the substantial majority of which Cantor was the lender, or in the case of capital contributions, the recipient, and the remainder of which were guaranteed by Cantor, all as described below under "—Repayment of Existing Loans and Required Capital Contributions" and contemplated by the separation agreement.

Pre-Contribution Loan

Prior to Cantor's contribution of the transferred assets, one or more members of the BGC Partners group borrowed cash up to the aggregate amount of cash in the BGC Partners group prior to the contribution for regulatory and other business reasons, in order to establish the post-merger capital structure desired by the parties in a manner that permits certain regulated subsidiaries of BGC Partners OldCo to maintain required regulatory capital. Under the merger agreement, at Cantor's request, eSpeed funded the pre-contribution loan on or prior to the closing date of the separation. An aggregate of $115 million was borrowed, all of which was repaid on April 4, 2008.

No Representations and Warranties

No party made any representations or warranties of any kind concerning the transactions contemplated by the separation agreement, transferred assets, transferred liabilities or transferred business or any consents or approvals required in such connection. The parties agreed that BGC Partners OldCo will bear the economic and legal risk that the conveyance of the transferred assets is insufficient or that the title to those assets is not good, marketable and free from encumbrances.

Commissions; Market Data; Clearing

Cantor has the right to be a customer of ours and to pay the lowest commission paid by any other of our customers or our affiliates, whether by volume, dollar or other applicable measurement. However, this right will terminate upon the earlier of a change of control of Cantor and the last day of the calendar quarter during which Cantor represents one of our 15 largest customers in terms of transaction volume. Cantor also has an unlimited right to internally use market data from BGCantor Market Data without cost, but Cantor does not have the right to furnish such data to any third party.

Until March 31, 2011, three years from the closing of the separation, Cantor will provide us with services that we reasonably determine are reasonably necessary in connection with the clearance, settlement and fulfillment of futures transactions by us. We are entitled to receive from Cantor all of the economic benefits and burdens associated with Cantor's performance of such services. We will use our commercially reasonable efforts to reduce and eliminate our need for such services from Cantor.

Reinvestments in the Opcos; Co-Investment Rights; Distributions to Holders of Our Common Stock

In order to maintain our economic interest in the Opcos, any net proceeds received by us from any subsequent issuances of our common stock other than upon exchange of BGC Holdings exchangeable limited partnership interests will be indirectly contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of a number of BGC U.S. units and BGC Global units that will equal the number of shares of our common stock issued.

In addition, we may elect to purchase from the Opcos an equal number of BGC U.S. units and BGC Global units through cash or non-cash consideration. In the future, from time to time, we also may use cash on hand and funds received from distributions from BGC U.S. and BGC Global to purchase shares of common stock or BGC Holdings exchangeable limited partnership interests.

In the event that we acquire any additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. or BGC Global, Cantor would have the right to cause BGC Holdings to acquire additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. and BGC Global, respectively, up to the number of BGC U.S. units and BGC Global units that would preserve Cantor's relative indirect economic percentage interest in BGC U.S. and BGC Global compared to our interests immediately prior to the acquisition of such additional partnership units by us, and Cantor would acquire an equivalent number of additional BGC Holdings limited partnership interests to reflect such relative indirect interest. The purchase price per BGC U.S. unit and BGC Global unit for any such BGC U.S. limited partnership interests and BGC Global limited partnership interests issued indirectly to Cantor pursuant to its co-investment rights will be equal to the price paid by us per BGC U.S. unit and BGC Global unit. Any such BGC Holdings limited partnership interests issued to Cantor will be designated as exchangeable limited partnership interests.

Cantor will have 10 days after the related issuance of BGC U.S. limited partnership interests and BGC Global limited partnership interests to elect such reinvestment and will have to close such election no later than 120 days following such election.

In addition, the Participation Plan provides for issuances, in the discretion of our Compensation Committee or its designee, of BGC Holdings limited partnership interests to current or prospective working partners and executive officers of BGC Partners. Any net proceeds received by BGC Holdings for such issuances generally will be contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of a number of BGC U.S. units and BGC Global units equal to the number of BGC Holdings limited partnership interests being issued so that the cost of such compensation award, if any, is borne pro rata by all holders of the BGC U.S. units and BGC Global units, including by us. Any BGC Holdings limited partnership interests acquired by the working partners, including any such interests acquired at preferential or historical prices that are less than the prevailing fair market value of our Class A common stock, will be designated as BGC Holdings working partner interests and will generally receive distributions from BGC U.S. and BGC Global on an equal basis with all other limited partnership interests.

To the extent that any BGC U.S. units and BGC Global units are issued pursuant to the reinvestment and co-investment rights described above, an equal number of BGC U.S. units and BGC Global units will be issued. It is the non-binding intention of us, BGC U.S., BGC Global and BGC Holdings that the aggregate number of BGC U.S. units held by the BGC Holdings group at a given time divided by the aggregate number of BGC Holdings units issued and outstanding at such time is at all times equal to one, which ratio is referred to in this proxy statement as the "BGC Holdings ratio," and that the aggregate number of BGC U.S. units held by the BGC Partners group at a given time divided by the aggregate number of shares of our common stock issued and outstanding as of such time is at all times equal to one, which ratio is referred to in this proxy statement as the "BGC Partners ratio." In furtherance of such non-binding intention, in the event of any issuance of BGC U.S. limited partnership interests and BGC Global limited partnership interests to us pursuant to voluntary reinvestment, immediately following such an issuance, we will generally declare a pro rata stock dividend to our stockholders, and in the event of any issuance of BGC U.S. limited partnership interests and BGC Global limited partnership interests to BGC Holdings pursuant to its co-investment rights, BGC Holdings will generally issue a pro rata unit distribution to its partners.

License

Cantor granted to us a non-exclusive, perpetual, irrevocable, worldwide, non-transferable and royalty-free license to all intellectual property used in connection with our business operations. The license does not constitute an assignment or transfer of any intellectual property owned by a third party if both (a) such assignment or transfer would be ineffective or would constitute a default under, or other contravention of, contract provisions without the approval or consent of a third party and (b) such approval or consent is not obtained, provided that Cantor will use its commercially reasonable best efforts to obtain any such approval or consent. The license is not transferable except to a purchaser of all or substantially all of our business or assets or our business, division or subsidiaries pursuant to a *bona fide* acquisition of our line of business.

Intercompany Agreements; Guarantee Obligations

Certain contracts, licenses, commitments or other arrangements between Cantor and any entity transferred to BGC Partners OldCo in the separation were terminated. The parties have terminated or caused us to be substituted in all respects for Cantor in respect of all obligations of Cantor under any transferred liabilities for which Cantor was liable, as guarantor, original tenant, primary obligor or otherwise, except, in each case, for the indebtedness guarantees and any excluded liability. We further agreed to (a) indemnify and hold harmless Cantor for any resulting identifiable losses and (b) not renew, extend the term of, increase its obligations under, or transfer to a third party, without Cantor's prior written consent, any loan, lease, contract or other obligation for which Cantor was liable.

New BGC Partners

In order to facilitate the tax-free exchanges of the BGC Holdings exchangeable limited partnership interests, Cantor has a one-time right at BGC Holdings' expense to (a) incorporate, or cause the incorporation of, a newly-formed wholly-owned subsidiary of ours, which we refer to as "New BGC Partners," (b) incorporate, or cause the incorporation of, a newly-formed wholly-owned subsidiary of New BGC Partners, which we refer to as

"New BGC Partners Sub" and (c) cause the merger of New BGC Partners Sub with us, with the surviving corporation being a wholly-owned subsidiary of New BGC Partners. In connection with such a merger, our Class A common stock and Class B common stock will each hold equivalent common stock in New BGC Partners, with identical rights to the applicable class of shares held prior to such merger. As a condition to such merger, we will have received an opinion of counsel, reasonably satisfactory to our Audit Committee, to the effect that such merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Cantor will indemnify us to the extent that we incur any material income taxes as a result of the transactions related to such merger.

Indemnification

In the separation agreement, Cantor agreed to indemnify BGC Partners OldCo and its affiliates and representatives, as well as the Opcos and BGC Holdings and each of their affiliates and representatives, from any breach of any covenant or agreement of Cantor contained in the separation agreement and any excluded asset or excluded liability.

In the separation agreement, BGC Partners OldCo agreed to indemnify Cantor, the Opcos and BGC Holdings and each of their affiliates and representatives from any breach of any covenant or agreement of BGC Partners OldCo contained in the separation agreement.

In the separation agreement, the Opcos agreed to indemnify Cantor, BGC Partners and BGC Holdings and their affiliates and representatives from any breach of any covenant or agreement of the Opcos made in the separation agreement and any transferred asset, transferred liability or any BGC business, and BGC Holdings agreed to indemnify Cantor and the Opcos and their affiliates and representatives from any breach of any covenant or agreement of BGC Holdings made in the separation agreement.

Any out-of-pocket actual liabilities suffered or incurred by a party related to certain litigation matters, including reasonable fees, costs or expenses of enforcing any indemnity, will be allocated to BGC Holdings (and allocated to the capital accounts of the limited partnership interests of BGC Holdings held by Cantor, the founding/working partners and the REU partners (and not us) pursuant to the terms of the BGC Holdings limited partnership agreement) (see "—Amended and Restated BGC Holdings Limited Partnership Agreement—Distributions").

The separation agreement specifies procedures with respect to claims subject to indemnification and related matters.

Employee Matters

In general, any employee engaged in the conduct of the BGC businesses immediately prior to the closing of the separation, except those employees employed by Cantor primarily in corporate or executive level functions, was transferred to BGC Partners OldCo. As promptly as practicable following each fiscal quarter, our management will provide a report to our Audit Committee specifying all of the founding partners who have been terminated by us. Our management will also give our Audit Committee notice prior to such termination if the capital account underlying the BGC Holdings founding partner interests held by a founding partner or, in the case of a series of related terminations, by a group of founding partners, exceeds $2.0 million on the date of termination.

Amendment

The separation agreement may be amended and modified only by a written agreement, signed by all parties to the separation agreement, provided that any amendment or modification will require prior written approval of the Audit Committee of BGC Partners.

Amended and Restated BGC Holdings Limited Partnership Agreement

On March 31, 2008, the limited partnership agreement of BGC Holdings was amended and restated and was further amended as of March 1, 2009, August 3, 2009 and March 12, 2010.

Management

BGC Holdings is managed by its general partner. We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitles us to control BGC Holdings and to remove and appoint the general partner of BGC Holdings.

Under the BGC Holdings limited partnership agreement, we, as the BGC Holdings general partner, manage the business and affairs of BGC Holdings. However, Cantor's consent is required for amendments to the BGC Holdings limited partnership agreement, to decrease distributions to BGC Holdings limited partners to less than 100% of net income received by BGC Holdings (other than with respect to selected extraordinary items as described above), to transfer any BGC U.S. or BGC Global partnership interests beneficially owned by BGC Holdings and to take any other actions that may adversely affect Cantor's exercise of its co-investment rights to acquire BGC Holdings limited partnership interests, its right to purchase BGC Holdings founding partner interests and its right to exchange the BGC Holdings exchangeable limited partnership interests. Cantor's consent is also required in connection with transfers of BGC Holdings limited partnership interests by other limited partners and the issuance of additional BGC Holdings limited partnership interests outside of the Participation Plan. As described below under "—Exchanges," BGC Holdings founding partner interests are only exchangeable if Cantor so determines.

No working partner interests were issued at the time of the separation and merger. Any working partner interests that are issued will not be exchangeable with us unless otherwise determined by us with the written consent of a BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement.

As described below under "—Exchanges," the REU, RPU, PSU, PSI and similar partnership interests will only be exchangeable for our Class A common stock in accordance with the terms and conditions of the grant of such REU interests, which terms and conditions will be determined by the BGC Holdings general partner with the written consent of the BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement.

The BGC Holdings limited partnership agreement also provides that BGC Holdings, in its capacity as the general partner of each of BGC U.S. and BGC Global, requires Cantor's consent to amend the terms of the BGC U.S. or BGC Global limited partnership agreements or take any other action that may interfere with Cantor's exercise of its co-investment rights to acquire BGC Holdings limited partnership interests (and the corresponding investment in BGC U.S. and BGC Global by BGC Holdings) or its rights to exchange the BGC Holdings exchangeable limited partnership interests. Founding/working partners and REU partners do not have any voting rights with respect to their ownership of BGC Holdings limited partnership interests, other than limited consent rights concerning amendments to the terms of the BGC Holdings limited partnership agreement.

Classes of Interests in BGC Holdings

As of December 31, 2009, BGC Holdings had the following outstanding interests:

- a general partnership interest, which is held indirectly by us;
- BGC Holdings exchangeable limited partnership interests, which are held by Cantor;
- BGC Holdings founding partner interests, which are limited partnership interests held by founding partners;
- BGC Holdings REU interests, which are limited partnership interests held by REU partners;

- a special voting limited partnership interest, which is held by us and which entitles us to remove and appoint the general partner of BGC Holdings; and
- BGC Holdings working partner interests held by working partners; and
- BGC Holdings RPU (as defined below) interests, which are a type of working partner interest held by RPU partners.

In February 2009, BGC Holdings was authorized to create a separate class of working partner units called Restricted Partnership Units ("RPUs") in an amendment to the limited partnership agreement, which was further amended in October 2009. The RPUs have similar features to existing REU interests except that they provide for a minimum distribution of $0.005 per quarter. The RPUs also provide that if BGC Holdings were to be dissolved, the obligation to provide Post-Termination Payments to terminated partners holding RPUs is cancelled. The 15% cap on distributions which had been a feature of the RPUs was also eliminated. Further amendments to the limited partnership of BGC Holdings were also authorized to amend future and existing classes of partnership interests to create separate classes.

In March 2010, the Amended and Restated BGC Holdings, L.P. limited partnership agreement was further amended by its general partner and Cantor to create two new types of Working Partner Units, PSUs and PSIs. PSUs and PSIs are identical to REUs and RPUs, respectively, except that they have no associated post-termination payments. These new units are expected to be used by us for future compensatory grants, compensation modifications, redemptions of partnership interests and other purposes.

We have commenced a program directed initially at partners based in the United Kingdom (excluding executive officers) to be effected through a redemption, and separate compensation modification proposals, in which PSUs and PSIs would be substituted for REUs and RPUs, respectively. If the redemption is effected, the REUs and RPUs held by the affected partners who participate in the redemption would be redeemed in return for PSUs and PSIs, respectively, and cash. The compensation modification proposals, if effected, would principally result in an additional redemption for cash or the exchangeability of certain of the units received by partners in the redemption or retained by partners who are not subject to the redemption (as well as certain Founding Partner Units held by such partners). This program increases the likelihood that we will pay future compensation in PSUs and PSIs. We currently expect the effect of this redemption will be to reduce our fully-diluted share count by between 1 and 3 percent.

For a description of the exchange rights and obligations, see "—Exchanges." No BGC Holdings founding partner interests will be issued after the merger. The BGC Holdings founding/working partner interests held by founding/working partners are designated in various classes, reflecting in general the terms of classes of units that the founding partners previously held in Cantor. See "—Distributions—Classes of Founding/Working Partner Interests."

The aggregate number of authorized BGC Holdings units is 600 million, and in the event that the total number of authorized BGC U.S. units under the BGC U.S. limited partnership agreement is increased or decreased after March 31, 2008, the total number of authorized BGC Holdings units will be correspondingly increased or decreased by the same number by the general partner so that the number of authorized BGC Holdings units equals the number of authorized BGC U.S. units.

Any authorized but unissued BGC Holdings units may be issued:

- pursuant to the contribution and the separation;
- to Cantor and members of the Cantor group, in connection with a reinvestment in BGC Holdings as described in "—Separation Agreement—Reinvestments in the Opcos; Co-Investment Rights; Distributions to Holders of Our Common Stock";
- with respect to BGC Holdings founding/working partner interests, to an eligible recipient, which means any limited partner or member of the Cantor group or any affiliate, employee or partner thereof, in each case as directed by a BGC Holdings exchangeable limited partner majority in interest (provided that such person or entity is not primarily engaged in a business that competes with BGC Holdings or its subsidiaries);

- as otherwise agreed by us, as general partner, and a BGC Holdings exchangeable limited partner interest majority in interest
- pursuant to the Participation Plan (as described in "—Separation Agreement—Reinvestments in the Opcos; Co-Investment Rights; Distributions to Holders of Our Common Stock" and "—BGC Holdings Participation Plan");
- to any then-current founding/working partner or REU partner pursuant to the BGC Holdings limited partnership agreement;
- to any BGC Holdings partner in connection with a conversion of an issued unit and interest into a different class or type of unit and interest; and
- to Cantor in the event of a termination or bankruptcy of a founding/working partner or REU partner or the redemption of a founding/working partner interest or REU partner interest pursuant to the BGC Holdings limited partnership agreement.

Exchanges

After March 31, 2009, the first anniversary of the completion of the separation, the BGC Holdings limited partnership interests held by Cantor became exchangeable with us for BGC Partners Class B common stock (or, at Cantor's option or if there are no additional authorized but unissued shares of BGC Partners Class B common stock, BGC Partners Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments). Cantor was entitled to exchange up to an aggregate of 20 million of its BGC Holdings limited partnership interests prior to March 31, 2009, the first anniversary of the completion of the separation, for shares of BGC Partners Class A common stock in connection with a broad-based public offering, including all shares of BGC Partners Class A common stock received upon such exchange, underwritten by a nationally recognized investment banking firm. In addition, prior to the merger, a portion of the BGC Holdings founding partner interests held by Mr. Lynn and two other individuals who are employed by one or more of our affiliates, were sold to Cantor for cash, and the aggregate net proceeds of such sales were used as described in "—Repayment of Existing Loans and Required Capital Contributions." Upon acquiring such BGC Holdings founding partner interests from these select persons, Cantor exchanged them for equity interests in BGC Partners on a one-for-one basis, and prior to the merger, BGC Partners redeemed such BGC Partners equity interests from Cantor for cash equal to the amount paid by Cantor to the select persons in respect of such interests. See "—Repayment of Existing Loans and Required Capital Contributions."

The BGC Holdings limited partnership interests that Cantor transferred to founding partners in connection with the redemption of their current limited partnership interests in Cantor at the time of the separation are not exchangeable with us unless (1) Cantor reacquires such interests from BGC Holdings upon termination or bankruptcy of the founding partners or redemption of their units (which it has the right to do under certain circumstances), in which case such interests will be exchangeable with BGC Partners for BGC Partners Class A common stock or Class B common stock as described above or (2) Cantor determines that such interests can be exchanged by such founding partners with us for BGC Partners Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or rights of our subsidiaries (it being understood that an obligation by BGC Partners to deliver shares of BGC Partners Class A common stock upon exchange will not be deemed to diminish or adversely affect the rights of us or our subsidiaries) (which exchange of certain interests Cantor expects to permit from time to time). Once a BGC Holdings founding partner interest becomes exchangeable, such founding partner interest is automatically exchanged for our Class A common stock upon termination or bankruptcy of such partner or upon redemption by BGC Holdings.

In particular, the BGC Holdings founding partner interests that Cantor has provided are exchangeable with us for our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the BGC Holdings limited partnership agreement, as follows:

- 20% of the BGC Holdings founding partner interests held by each founding partner (other than Messrs. Amaitis and Lynn) became exchangeable upon the closing of the merger, with one-third of the shares receivable by such BGC Holdings founding partner upon a full exchange becoming saleable on each of the first, second and third anniversaries of the closing of the merger (subject to acceleration), subject to applicable law;
- (1) 1,100,000 of the 3,160,215 BGC Holdings founding partner interests held by Mr. Amaitis at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 60% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 80% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, and (5) 100% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Amaitis will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Amaitis letter agreement), with the shares received by Mr. Amaitis upon exchange being immediately saleable, subject to applicable law. Exchangeability of certain of the shares which would have become exchangeable on the fifth anniversary of the closing of the merger was accelerated in connection with Mr. Amaitis' donation of shares in connection with the 2008 Charity Day. Mr. Amaitis exchanged 491,701 interests in April 2009, 400,000 interests in November 2009 and the remaining 208,299 interests in early 2010;
- (1) 600,000 of the 2,515,898 BGC Holdings founding partner interests held by Mr. Lynn at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 50% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 60% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, (5) 70% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger, (6) 80% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the sixth anniversary of the closing of the merger, (7) 90% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the seventh anniversary of the closing of the merger, and (8) 100% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the eighth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Lynn will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Lynn letter agreement), with the shares received by Mr. Lynn upon exchange being immediately saleable, subject to applicable law. Mr Lynn exchanged 500,000 shares in February 2010.

Any working partner interests (including RPU, PSU and PSI interests) that are issued will not be exchangeable with us unless we otherwise determine with the written consent of a BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement.

The REU interests will only be exchangeable for BGC Partners Class A common stock in accordance with terms and conditions of the grant of such REU interests, which terms and conditions will be determined in our sole discretion, as the general partner of BGC Holdings, with the written consent of the BGC Holdings exchangeable limited partnership interest majority in interest with respect to the grant of any exchange right, in accordance with the terms of the BGC Holdings limited partnership agreement.

The one-for-one exchange ratio between BGC Holdings units and BGC Partners Class B common stock and Class A common stock will not be adjusted to the extent that we have made a dividend, subdivision, combination, distribution or issuance to maintain the BGC Partners ratio pursuant to a reinvestment by BGC Partners or its subsidiaries pursuant to its reinvestment right.

Upon our receipt of any BGC Holdings exchangeable limited partnership interest or BGC Holdings founding partner interest, BGC Holdings REU interest or BGC Holdings working partner interest that is exchangeable, pursuant to an exchange, such interest being so exchanged will cease to be outstanding and will be automatically and fully cancelled, and such interest will automatically be designated as a BGC Holdings regular limited partnership interest, will have all rights and obligations of a holder of BGC Holdings regular limited partnership interests and will cease to be designated as a BGC Holdings exchangeable interest or BGC Holdings founding partner interest, BGC Holdings REU interest or BGC Holdings working partner interest that is exchangeable, and will not be exchangeable.

With each exchange, our indirect interest in BGC U.S. and BGC Global will proportionately increase, because immediately following an exchange, BGC Holdings will redeem the BGC Holdings unit so acquired for the BGC U.S. limited partnership interest and the BGC Global limited partnership interest underlying such BGC Holdings unit. The acquired BGC U.S. limited partnership interest and BGC Global limited partnership interest will be appropriately adjusted to reflect the impact of certain litigation matters and the intention of the parties to the BGC Holdings limited partnership agreement for BGC Holdings (and not BGC Partners) to realize the economic benefits and burdens of such potential claims.

In addition, upon a transfer of a BGC Holdings exchangeable limited partnership interest that is not permitted by the BGC Holdings limited partnership agreement (see "—Transfers of Interests"), such interest will cease to be designated as a BGC Holdings exchangeable limited partnership interest and will automatically be designated as a regular limited partnership interest.

In the case of an exchange of an exchangeable limited partnership interest or a founding partner interest (or portion thereof), the aggregate capital account of the BGC Holdings unit so exchanged will equal a pro rata portion of the total aggregate capital account of all exchangeable limited partner units and founding partner units then outstanding, reflecting the portion of all such exchangeable limited partner units and founding partner units then outstanding represented by the units so exchanged. The aggregate capital account of such exchanging partner in such partner's remaining exchangeable limited partner units and/or founding partner units will be reduced by an equivalent amount. If the aggregate capital account of such partner is insufficient to permit such a reduction without resulting in a negative capital account, the amount of such insufficiency will be satisfied by reallocating capital from the capital accounts of the exchangeable limited partners and the founding partners to the capital account of the units so exchanged, pro rata based on the number of units underlying the outstanding exchangeable limited partnership interests and the founding partner interests or based on other factors as determined by a BGC Holdings exchangeable limited partnership interest majority in interest.

In the case of an exchange of an REU interest or working partner interest or portion thereof, the aggregate capital account of the BGC Holdings units so exchanged will equal the capital account of the REU interest or working partner interest (or portion thereof), as the case may be, represented by such BGC Holdings units.

We agreed to reserve, out of our authorized but unissued BGC Partners Class B common stock and BGC Partners Class A common stock, a sufficient number of shares of BGC Partners Class B common stock and BGC Partners Class A common stock solely to effect the exchange of all then outstanding BGC Holdings exchangeable limited partnership interests, the BGC Holdings founding/working partner interests, if exchangeable, and BGC Holdings REU interests into shares of BGC Partners Class B common stock and BGC Partners Class A common stock pursuant to the exchanges (subject, in the case of BGC Partners Class B common stock, to the maximum number of shares authorized but unissued under BGC Partners certificate of incorporation as then in effect) and a sufficient number of shares of BGC Partners Class A common stock to effect the exchange of shares of BGC Partners Class B common stock issued or issuable in respect of exchangeable BGC Holdings limited partnership interests. We have agreed that all shares of BGC Partners Class B common stock and BGC Partners Class A common stock issued in an exchange will be duly authorized, validly issued, fully paid and non-assessable and will be free from pre-emptive rights and free of any encumbrances.

Distributions

General

The profit and loss of BGC U.S. and BGC Global are generally allocated based on the total number of BGC U.S. units and BGC Global units outstanding, other than in the case of certain litigation matters, the impact of which would be allocated to the BGC U.S. and BGC Global partners who are members of the BGC Holdings group as described in "—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global." The profit and loss of BGC Holdings are generally allocated based on the total number of BGC Holdings units outstanding, other than the impact of certain litigation matters, which will be allocated to the BGC Holdings partners who are members of the Cantor group, or who are founding/working partners or who are REU partners. The minimum distribution for each RPU interest is $0.005 per quarter.

BGC Holdings distributes to holders of the BGC Holdings limited partnership interests (subject to the allocation of certain litigation matters, to BGC Holdings partners who are members of the Cantor group, or who are founding/working partners or who are REU partners (and not to us)):

- with respect to partners who are members of the Cantor group and the founding/working partners, on or prior to each estimated tax due date (the 15th day of each April, June, September and December in the case of a partner that is not an individual, and the 15th day of each April, June, September and January in the case of a partner who is an individual), such partner's estimated proportionate quarterly tax distribution for such fiscal quarter; and
- as promptly as practicable after the end of each fiscal quarter, an amount equal to the excess, if any, of (a) the net positive cumulative amount allocated to such partner's capital account pursuant to the BGC Holdings limited partnership agreement, over (b) the amount of any prior distributions to such partner.

Pursuant to the terms of the BGC Holdings limited partnership agreement, distributions by BGC Holdings to its partners may not be decreased below 100% of net income received by BGC Holdings from BGC U.S. and BGC Global (other than with respect to selected extraordinary items with respect to founding/working partners or REU partners, such as the disposition directly or indirectly of partnership assets outside of the ordinary course of business) unless we determine otherwise, subject to Cantor's consent (as the holder of the BGC Holdings exchangeable limited partnership interest majority in interest). The BGC Holdings general partner, with the consent of Cantor, as the holder of the BGC Holdings exchangeable limited partnership interest majority in interest, may direct BGC Holdings to distribute all or part of any amount distributable to a founding/working partner or an REU partner in the form of a distribution of publicly traded shares, including shares of any capital stock of any other entity if such shares are listed on any national securities exchange or included for quotation in any quotation system in the United States, which we refer to as "publicly traded shares," or in other property.

In addition, the BGC Holdings general partner, with the consent of Cantor, as holder of a majority of the BGC Holdings exchangeable limited partnership interests, in its sole and absolute discretion, may direct BGC Holdings, upon a founding/working partner's or an REU partner's death, retirement, withdrawal from BGC Holdings or other full or partial redemption of BGC Holdings units, to distribute to such partner (or to his or her personal representative, as the case may be) a number of publicly traded shares or an amount of other property that BGC Holdings general partner determines is appropriate in light of the goodwill associated with such partner and his, her or its BGC Holdings units, such partner's length of service, responsibilities and contributions to BGC Holdings and/or other factors deemed to be relevant by BGC Holdings general partner. Any such distribution of publicly traded shares or other property to a partner as described in the prior sentence will result in a net reduction in such partner's capital account and adjusted capital account, unless otherwise determined by BGC Holdings general partner in its sole and absolute discretion, provided that any gain recognized as a result of such distribution will not affect such partner's adjusted capital account, unless otherwise determined by both the BGC Holdings general partner and Cantor.

The separation agreement and the BGC Holdings limited partnership agreement, however, provide that any and all items of income, gain, loss or deduction resulting from certain specified items allocated entirely to the capital accounts of the limited partnership interests in BGC U.S. and BGC Global held by BGC Holdings will be allocated entirely to the capital accounts of BGC Holdings limited partnership interests held by its founding/working partners, its REU partners and Cantor as described below under "—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global—Distributions." In addition, in the discretion of the BGC Holdings general partner, distributions with respect to selected extraordinary transactions, as described below, may be withheld from the founding/working partners and the REU partners and distributed over time subject to the satisfaction of conditions set by us, as the general partner of BGC Holdings, such as continued service to us. See "—Redemption of BGC Holdings Founding/Working Partner Interests and REU Interests." These distributions that may be withheld relate to income items from non-recurring events, including, without limitation, items that would be considered "extraordinary items" under U.S. GAAP and recoveries with respect to claims for expenses, costs and damages (excluding any recovery that does not result in monetary payments to BGC Holdings) attributable to extraordinary events affecting BGC Holdings (such events may include, unless otherwise determined by the BGC Holdings general partner, any disposition, directly or indirectly (including deemed sales), of capital stock of any affiliate owned by BGC Holdings, whether or not recurring in nature). The BGC Holdings general partner may also deduct from these withheld amounts all or a portion of any extraordinary expenditures from non-recurring events that it determines are to be treated as extraordinary expenditures, including, without limitation, any distribution or other payment (including a redemption payment) to a BGC Holdings partner, the purchase price or other cost of acquiring any asset, any other non-recurring expenditure of BGC Holdings, items that would be considered "extraordinary items" under U.S. GAAP, and expenses, damages or costs attributable to extraordinary events affecting BGC Holdings (including actual, pending or threatened litigation). Any amounts that are withheld from distribution and forfeited by the founding/working partners and the REU partners with respect to such extraordinary transactions will be distributed to Cantor in respect of the BGC Holdings limited partnership interests held by Cantor.

No partner may charge or encumber its BGC Holdings limited partnership interest or otherwise subject such interest to any encumbrance, except those created by the BGC Holdings limited partnership agreement. However, a BGC Holdings exchangeable limited partner may encumber its BGC Holdings exchangeable limited partnership interest in connection with any bona fide bank financing transaction.

Classes of Founding/Working Partner Interests

Founding/working partners currently hold five classes of BGC Holdings units underlying such partner's BGC Holdings founding partner interests and BGC Holdings working partner interests, respectively: High Distribution, High Distribution II, High Distribution III, High Distribution IV, and Grant. In addition, there are separate classes of working partner interests called RPUs, PSUs and PSIs. In general, the rights and obligations of founding/working partners with respect to their BGC Holdings units are similar, but not identical, to the rights and obligations of the founding partners, prior to the separation and merger, as limited partners in Cantor with respect to their Cantor units. See "Risk Factors—Risks Related to our Business—The impact of the recent separation and merger on the founding partners, REU partners and future working partners may adversely affect our ability to retain, recruit and motivate these persons" and "—REUs." Each class of BGC Holdings units held by founding/working partners generally entitles the holder to receive a pro rata share of the distributions of income received by BGC Holdings. See "—Distributions." High Distribution II and High Distribution III units differ from High Distribution units, however, in that holders of High Distribution II and High Distribution III units paid at their original issuance, or the original issuance of their predecessor interests in Cantor, only a portion (generally approximately 20% in the case of High Distribution II Units and 14.3% in the case of High Distribution III Units) of the amount that would have been paid by a holder of a High Distribution unit as of that date, with the remaining amount (increased by a stated rate), which we refer to as a "HD II Account Obligation" or "HD III Account Obligation," as applicable, paid, on a stated schedule (generally four years in the case of High Distribution II units and seven years in the case of High Distribution III units). With respect to High Distribution II Units and High Distribution III Units issued in redemption of similar units in Cantor, the applicable HD II Account Obligation or HD III Account Obligation will be paid to Cantor rather than to BGC Holdings. High Distribution IV units differ from High Distribution units in that holders of High Distribution IV units are entitled to receive an additional payment following redemption, as described in "—Redemption of BGC

Holdings Founding/Working Partner Interests and REU Interests." Grant Units and Matching Grant Units differ from the other classes of BGC Holdings units in the calculation and the compensatory tax treatment of amounts payable upon redemption of such units. The RPUs have similar features to existing REU interests except that (i) they provide for a minimum distribution of $0.005 per quarter and (ii) they provide that if BGC Holdings were to be dissolved, the obligation to provide Post-Termination Payments to terminated partners holding RPUs is cancelled. PSUs and PSIs are identical to REUs and RPUs, respectively, except that they do not have post-termination payments.

REUs

Each grant of REUs will have associated with it an "REU post-termination amount," which represents an amount payable to the REU holder upon redemption of such units. A partner's entitlement to the REU post-termination amount will vest ratably over three years or according to such schedule as determined by BGC Holdings at the time of grant. In lieu of paying all or a portion of the REU post-termination amount, BGC Holdings may cause the REUs held by a redeemed partner to be automatically exchanged for shares of BGC Partners Class A common stock at the applicable exchange ratio. The value of such shares may be more or less than the applicable post-termination amount. These payments of cash and/or shares are conditioned on the former REU holder not violating his or her partner obligations or engaging in any competitive activity prior to the date such payments are made, and are subject to reduction if any losses are allocated to such REUs. From time to time, the terms of specific grants of REUs will vary, which variations may include limitations on the income or distributions and may also provide for exchangeability at an identified time or upon the occurrence of certain conditions.

Partner Obligations

Each of the founding/working partners and each of the REU partners is subject to certain partner obligations, which we refer to as "partner obligations." The partner obligations constitute an undertaking by each of the founding/working partners and each of the REU partners have a duty of loyalty to BGC Holdings and that, during the period from the date on which a person first becomes a partner through the applicable specified period following the date on which such partner ceases, for any reason, to be a partner, not to, directly or indirectly (including by or through an affiliate):

- breach a founding/working partner's or REU partner's, as the case may be, duty of loyalty to BGC Holdings, through the four-year period following the date on which such partner ceases, for any reason, to be a founding/working partner or REU partner, as the case may be;
- engage in any activity of the nature set forth in clause (1) of the definition of the competitive activity (as defined below) through the two-year period following the date on which such partner ceases for any reason to be a founding/working partner or REU partner, as the case may be;
- engage in any activity of the nature set forth in clauses (2) through (5) of the definition of competitive activity (as defined below) or take any action that results directly or indirectly in revenues or other benefit for that founding/working partner or REU partner, as the case may be or any third party that is or could be considered to be engaged in any activity of the nature set forth in clauses (2) through (5) of the definition of competitive activity, except as otherwise agreed to in writing by BGC Holdings general partner, in its sole and absolute discretion, for the one-year period following the date on which such partner ceases, for any reason, to be a founding/working partner or REU partner, as the case may be.

A founding/working partner or REU partner, as the case may be, is considered to have engaged in a "competitive activity" if such partner (including by or through his, her or its affiliates), during the applicable restricted period, which we collectively refer to as the "competitive activities":

(1) directly or indirectly, or by action in concert with others, solicits, induces, or influences, or attempts to solicit, induce or influence, any other partner, employee or consultant of Cantor, BGC Partners or any member of the Cantor group or affiliated entity to terminate their employment or

other business arrangements with Cantor, BGC Partners or any member of the Cantor group or affiliated entity, or to engage in any competing business (as defined below) or hires, employs, engages (including as a consultant or partner) or otherwise enters into a competing business with any such person;

(2) solicits any of the customers of Cantor, BGC Partners or any member of the Cantor group or affiliated entity (or any of their employees), induces such customers or their employees to reduce their volume of business with, terminate their relationship with or otherwise adversely affect their relationship with, Cantor, BGC Partners or any member of the Cantor group or affiliated entity;

(3) does business with any person who was a customer of Cantor, BGC Partners or any member of the Cantor group or affiliated entity during the 12-month period prior to such partner becoming a terminated or bankrupt partner if such business would constitute a competing business;

(4) directly or indirectly engages in, represents in any way, or is connected with, any competing business, directly competing with the business of Cantor, BGC Partners or any member of the Cantor group or affiliated entity, whether such engagement will be as an officer, director, owner, employee, partner, consultant, affiliate or other participant in any competing business; or

(5) assists others in engaging in any competing business in the manner described in the foregoing clause (4).

"Competing business" means an activity that (a) involves the development and operation of electronic trading systems, (b) involves the conduct of the wholesale or institutional brokerage business, (c) consists of marketing, manipulating or distributing financial price information of a type supplied by Cantor, BGC Partners, or any member of the Cantor group or affiliated entity to information distribution services or (d) competes with any other business conducted by Cantor, BGC Partners, any member of the Cantor group or affiliated entity if such business was first engaged in by Cantor or BGC Partners took substantial steps in anticipation of commencing such business and prior to the date on which such founding/working partner or REU partner, as the case may be, ceases to be a founding/working partner or REU partner, as the case may be.

- make or participate in the making of (including through the applicable partner's or any of his, her or its affiliates, respective agents or representatives) any comments to the media (print, broadcast, electronic or otherwise) that are disparaging regarding BGC Partners or the senior executive officers of BGC Partners or are otherwise contrary to the interests of BGC Partners as determined by the BGC Holdings general partner in its sole and absolute discretion, for the four-year period following the date on which such partner ceases, for any reason, to be a founding/working partner or an REU partner, as the case may be;
- except as permitted with respect to corporate opportunities and fiduciary duties in the BGC Holdings limited partnership agreement (see "—Corporate Opportunity; Fiduciary Duty") take advantage of, or provide another person with the opportunity to take advantage of, a BGC Partners "corporate opportunity" (as such term would apply to BGC Holdings if it were a corporation), including opportunities related to intellectual property, which for this purpose requires granting BGC Partners a right of first refusal to acquire any assets, stock or other ownership interest in a business being sold by any partner or affiliate of such partner if an investment in such business would constitute a "corporate opportunity" (as such term would apply to BGC Holdings if it were a corporation), that has not been presented to and rejected by BGC Partners or that BGC Partners rejects but reserves for possible further action by BGC Partners in writing, unless otherwise consented to by the BGC Holdings general partner in writing in its sole and absolute discretion, for a four-year period following the date on which such partner ceases, for any reason, to be a founding/working partner or an REU partner, as the case may be; or
- otherwise take any action to harm, that harms or that reasonably could be expected to harm BGC Partners for a four-year period following the date on which a founding/working partner or an REU partner, as the case may be, ceases, for any reason, to be a founding/working partner or an REU partner, as the case may be, including any breach of its confidentiality obligations.

Notwithstanding anything to the contrary, and unless Cantor determines otherwise, none of such partner obligations apply to any founding/working partner or REU partner that is also a Cantor Company or any of its affiliates or any partner or member of a Cantor Company or any of its affiliates. Such partners are exempt from these partner obligations.

The determination of whether a founding/working partner or REU partner has breached his or her partner obligations will be made in good faith by the BGC Holdings general partner in its sole and absolute discretion, which determination will be final and binding. If a founding/working partner or an REU partner breaches his, her or its partner obligations, then, in addition to any other rights or remedies that the BGC Holdings general partner may have, and unless otherwise determined by the BGC Holdings general partner in its sole and absolute discretion, BGC Holdings will redeem all of the units held by such partner for a redemption price equal to their base amount, and such partner will have no right to receive any further distributions, or payments of cash, stock or property, to which such partner otherwise might be entitled.

Any founding/working partner or REU partner, as the case may be, that breaches his or her partner obligations is required to indemnify BGC Holdings for and pay any resulting attorneys' fees and expenses, as well as any and all damages resulting from such breach. In addition, upon breach of the BGC Holdings limited partnership agreement by or the termination or bankruptcy of a founding/working or an REU partner, as the case may be, that is subject to the partner obligations, or if any such partner owes any amount to BGC Holdings or to any affiliated entity or fails to pay any amount to any other person with respect to which amount BGC Holdings or any affiliated entity is a guarantor or surety or is similarly liable (in each case whether or not such amount is then due and payable), BGC Holdings has the right to set off the amount that such partner owes to BGC Holdings or any affiliated entity or any such other person under any agreement or otherwise and the amount of any cost or expense incurred or projected to be incurred by BGC Holdings in connection with such breach, such termination or bankruptcy or such indebtedness (including attorneys' fees and expenses and any diminution in value of any BGC Holdings assets and including in each case both monetary obligations and the fair market value of any non-cash item and amounts not yet due or incurred) against any amounts that it owes to such partner under the BGC Holdings limited partnership agreement or otherwise, or to reduce the capital account, the base amount and/or the distributions (quarterly or otherwise) of such partner by any such amount.

A founding/working partner or an REU partner, as the case may be, will become a terminated partner upon (a) the actual termination of the employment of such partner, so that such partner is no longer an employee of BGC U.S., BGC Global or any affiliated entity, with or without cause by the employer, by such partner or by reason of death, (b) the termination by the BGC Holdings general partner, which may occur without the termination of a partner's employment, of such partner's status as a partner by reason of a determination by the BGC Holdings general partner that such partner has breached the BGC Holdings limited partnership agreement or that such partner has ceased to provide substantial services to BGC Holdings or any affiliated entity, even if such cessation is at the direction of BGC Holdings or any affiliated entity or (c) ceasing to be a partner for any reason. With respect to a corporate or other entity partner, such partner will also be considered terminated upon the termination of the beneficial owner, grantor, beneficiary or trustee of such partner.

A founding/working partner or an REU partner, as the case may be, will become a bankrupt partner upon (a) making an assignment for the benefit of creditors, (b) filing a voluntary petition in bankruptcy, (c) the adjudication of such partner as bankrupt or insolvent, or the entry against such partner of an order for relief in any bankruptcy or insolvency proceeding; provided that such order for relief or involuntary proceeding is not stayed or dismissed within 120 days, (d) the filing by such partner of a petition or answer seeking for himself, herself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any bankruptcy statute, law or regulation, (e) the filing by such partner of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of that nature or (f) the appointment of or seeking of the appointment of (in each case by any person) a trustee, receiver or liquidator of it or of all or any substantial part of the properties of such founding/working partner. With respect to a corporate founding/working partner, bankruptcy will also include the occurrence of any of the foregoing events with respect to the beneficial owner of the majority of the stock of such partner. Notwithstanding the foregoing, no event constitutes a bankruptcy of a founding/working partner or REU partner, as the case may be, unless the BGC Holdings general partner so determines in its sole and absolute discretion.

Redemption of BGC Holdings Founding/Working Partner Interests and REU Interests

Unlike the BGC Holdings limited partnership interests held by Cantor, the classes of BGC Holdings limited partnership interests held by founding partners, working partners and REU partners (in each case, to the extent such interests have not become exchangeable) are subject to purchase and redemption by BGC Holdings in the following circumstances (subject to Cantor's right to purchase such interests from BGC Holdings as described in "—Cantor's Right to Purchase Redeemed Interests"):

- except as otherwise agreed to by each of the BGC Holdings general partner, the BGC Holdings exchangeable limited partners (by a majority in interest of the BGC Holdings exchangeable limited partnership interests) and the applicable founding partner, upon any termination or bankruptcy of a founding partner (or the termination or bankruptcy of the beneficial owner of the stock or other ownership interest of any such founding partner that is a corporation or other entity), BGC Holdings will purchase and redeem from such founding partner or his, her or its representative, and such founding partner or his, her or its representative will sell to BGC Holdings, all of the founding partner interests held by such founding partner (and, with the consent of the BGC Holdings general partner and Cantor, BGC Holdings may assign its right to purchase such founding partner interests to another partner); and
- except as otherwise agreed to by each of the BGC Holdings general partner and the applicable working partner or REU partner, as the case may be, upon (1) any termination or bankruptcy of a working partner or REU partner, as the case may be (or the termination or bankruptcy of the beneficial owner of the stock or other ownership interest of any such working partner or REU partner that is a corporation or other entity) or (2) an election of the BGC Holdings general partner for any reason or for no reason whatsoever, BGC Holdings will purchase and redeem from such working partner or his, her or its representative, and such working partner or his, her or its representative will sell such REUs to BGC Holdings, all of the working partner interests held by such working partner (and, with the consent of the BGC Holdings general partner and Cantor, BGC Holdings may assign its right to purchase such partner interests to another partner).

Founding/working partner interests or REU interests, as the case may be, will be redeemed at a pre-determined formula redemption price. The redemption price for a BGC Holdings founding/working partner interest or REU partner interest, as the case may be, generally reflects the purchase price paid by such partner for his or her interest, adjusted to reflect such partner's share of changes in the book value of BGC Holdings. For purposes of determining the redemption price, the book value is determined in accordance with the BGC Holdings limited partnership agreement, which in general does not take into account goodwill or going concern value. In the circumstances described above, BGC Holdings limited partnership interests held by founding partners, working partners and REU partners that have become exchangeable will be automatically exchanged for BGC Partners Class A common stock.

Each grant of REUs will have associated with it an "REU post-termination amount," which represents an amount payable to the REU holder upon redemption of such units. A partner's entitlement to the REU post-termination amount will vest ratably over three years or according to such schedule as determined by BGC Holdings at the time of grant. In lieu of paying all or a portion of the REU post-termination amount, BGC Holdings may cause the REUs held by a redeemed partner to be automatically exchanged for shares of BGC Partners Class A common stock at the applicable exchange ratio. The value of such shares may be more or less than the applicable post-termination amount. These post-termination payments are conditioned on the former REU holder not violating his or her partner obligations or engaging in any competitive activity prior to the date such payments are made, and are subject to reduction if any losses are allocated to such REUs.

The aggregate redemption price for a founding partner interest is generally equal to the adjusted capital account of such interest.

In general, with respect to founding partner interests, working partner interests or REU partner interests that have not become exchangeable and that are held by terminated or bankrupt founding/working partners or terminated or bankrupt REU partners, as the case may be, a portion of the redemption price, which we refer to as the "base amount," is to be paid within 90 days of redemption, with the remainder of the redemption price paid on each of the following four anniversaries. The base amount of BGC Holdings founding/working partner interests and BGC Holdings REU interests designated as Grant Units, High Distribution III Units and High Distribution IV Units will each at all times be zero. The base amount is calculated pursuant to a formula, and it reflects a larger percentage of the total redemption price for working partners who have been partners for a longer period in BGC Holdings. The portion of the redemption price that is to be paid to a terminated or bankrupt founding/working partner or terminated or bankrupt REU partner, as the case may be, on each of the four anniversaries following a redemption is conditioned on such partner not having engaged in a competitive activity or violated his or her partner obligations.

The general partner of BGC Holdings may also withhold each founding/working partner's or REU partner's, as the case may be, share of distributions attributable to income and loss with respect to selected extraordinary transactions, such as the disposition directly or indirectly of partnership assets outside the ordinary course of business. With respect to terminated or bankrupt founding/working partners or terminated or bankrupt REU interests, as the case may be, such partner whose limited partnership interests in BGC Holdings are redeemed will receive payments reflecting these extraordinary items only to the extent that such partner's right to receive these payments has vested (with 30% vesting on the third anniversary of the applicable event or, if later, the date of acquisition of interests in BGC Holdings and the remainder vesting ratably over a seven year vesting schedule, provided that the BGC Holdings general partner may, in its sole and absolute discretion, accelerate the vesting of such amounts), with payments made on each of the first five anniversaries of the redemption of such limited partner interests. These payments are conditioned on such partner not violating his or her partner obligations or engaging in any competitive activity, prior to the date such payments are completed and are subject to prepayment at the sole and absolute discretion of the BGC Holdings general partner at any time. Any amounts that are withheld from distribution and forfeited by such partners will be distributed to Cantor in respect of its BGC Holdings limited partnership interests.

Any distribution to a holder of High Distribution II Units or High Distribution III Units, including with respect to additional amounts payable upon redemption, may be reduced in the discretion of the BGC Holdings general partner to satisfy such holder's HD II Account Obligation or HD III Account Obligation, as applicable, as described above in "—Classes of Founding/Working Partner Interests." Upon the purchase by Cantor of High Distribution II Units or High Distribution III Units issued in redemption of similar units in Cantor, the amount payable by Cantor to acquire such units will be reduced by an amount equal to the HD II Account Obligation or HD III Account Obligation, as applicable, with respect to such units.

In addition, holders of High Distribution IV Units (all of which are being issued in exchange for High Distribution IV Units previously issued by Cantor to such holders) are entitled to receive an additional payment, one-fourth of such amount being payable on each of the first four anniversaries of redemption, reflecting a fixed amount determined as of the date of the original issuance of the predecessor High Distribution IV Units by Cantor.

BGC Holdings may in its discretion make redemption payments in property, including in BGC Partners units, rather than in cash and may in its discretion accelerate the amount of these payments and, with the consent of a BGC Holdings exchangeable limited partnership interest majority in interest, in recognition of a founding/working partner's or REU partner's, as the case may be, contributions to the business, increase these payments to reflect BGC Holdings' goodwill or going concern value.

In the event of such a redemption or purchase by BGC Holdings of any BGC Holdings founding/working partner interests, BGC Holdings will cause BGC U.S. and BGC Global to redeem and purchase from BGC Holdings a number of BGC U.S. units and BGC Global units, in each case, equal to (1) the number of units underlying the redeemed or purchased BGC Holdings founding/working partner interests or REU interests, as the case may be, multiplied by (2) the Holdings ratio as of immediately before the redemption or purchase of such BGC Holdings founding/working partner interests or REU interests, as the case may be. The purchase price paid to BGC U.S. and BGC Global will be an amount of cash equal to the amount required by BGC Holdings to redeem or purchase such interest. Upon mutual agreement of the BGC Holdings general partner, the BGC U.S. general partner and the BGC Global general partner, BGC U.S. and BGC Global may, instead of cash, pay all or a portion of such aggregate purchase price, in publicly traded shares.

Cantor's Right to Purchase Redeemed Interests

BGC Holdings Founding Partner Interests

Cantor has a right to purchase any BGC Holdings founding partner interests that have not become exchangeable that are redeemed by BGC Holdings upon termination or bankruptcy of a founding partner or upon mutual consent of the general partner of BGC Holdings and Cantor. Cantor has the right to purchase such BGC Holdings founding partner interests at a price equal to the lesser of (1) the amount that BGC Holdings would be required to pay to redeem and purchase such BGC Holdings founding partner interests and (2) the amount equal to (x) the number of units underlying such founding partner interests, multiplied by (y) the exchange ratio as of the date of such purchase, multiplied by (z) the then current market price of BGC Partners Class A common stock. Cantor may pay such price using cash, publicly traded shares or other property, or a combination of the foregoing. If Cantor (or the other member of the Cantor group acquiring such founding partner interests, as the case may be) so purchases such founding partner interests at a price equal to clause (2) above, neither Cantor nor any member of the Cantor group nor BGC Holdings nor any other person is obligated to pay BGC Holdings or the holder of such founding partner interests any amount in excess of the amount set forth in clause (2) above.

Any BGC Holdings founding partner interests acquired by Cantor, while not exchangeable in the hands of the founding partner absent a determination by Cantor to the contrary, will be exchangeable by Cantor for shares of BGC Partners Class B common stock or, at Cantor's election, shares of BGC Partners Class A common stock, in each case, on a one-for-one basis (subject to customary anti-dilution adjustments), on the same basis as the Cantor interests, and will be designated as BGC Holdings exchangeable limited partnership interests when acquired by Cantor. This may permit Cantor to receive a larger share of income generated by BGC Partners' business at a less expensive price than through purchasing shares of BGC Partners Class A common stock, which is a result of the price payable by Cantor to BGC Holdings upon exercise of its right to purchase equivalent exchangeable interests.

As of October 1, 2009, as a result of the termination of 33 BGC Holdings founding partners, BGC Holdings has the right to redeem an aggregate of 2,290,944 BGC Holdings limited partnership units. Accordingly, upon the redemption of any of the founding partners' BGC Holdings limited partnership units, Cantor will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units pursuant to terms yet to be determined.

BGC Holdings Working Partner Interests and BGC Holdings REU Interests

Cantor has a right to purchase any BGC Holdings working partner interests or BGC Holdings REU interests (in each case that have not become exchangeable), as the case may be, that (1) are redeemed by BGC Holdings upon termination or bankruptcy of a working partner or (2) are redeemed by BGC Holdings, in each case, if BGC Holdings elects to transfer the right to purchase such interests to a BGC Holdings partner rather than redeem such interests itself. Cantor has the right to purchase such interests on the same terms that such BGC Holdings partner would have a right to purchase such interests.

Transfers of Interests

In general, subject to the exceptions described below, no BGC Holdings partner may transfer or agree or otherwise commit to transfer all or any portion of, or any rights, title and interest in and to, its interest in BGC Holdings.

Regular limited partners (other than the special voting limited partner of BGC Holdings), including exchangeable limited partners, of BGC Holdings may transfer limited partnership interests in the following circumstances:

- in connection with the contribution and the separation;
- in connection with an exchange with BGC Partners, if applicable;
- if the transferor limited partner is a member of the Cantor group, to any person; or
- with the prior written consent of the general partner and the exchangeable limited partners (by affirmative vote of a BGC Holdings exchangeable limited partnership interest majority in interest, not to be unreasonably withheld or delayed).

With respect to any exchangeable limited partnership interest transferred by Cantor to another person, Cantor may elect, prior to or at the time of such transfer, either (1) that such person will receive such interest in the form of an exchangeable limited partnership interest and that such person will thereafter be an exchangeable limited partner so long as such person continues to hold such interest or (2) that such person will receive such interest in the form of a regular limited partnership interest (other than an exchangeable limited partnership interest or a special voting limited partnership interest of BGC Holdings), including as a founding partner interest, working partner interest or otherwise, and that such person will not be an exchangeable limited partner as a result of holding such interest.

Founding partners may transfer BGC Holdings founding partner interests in the following circumstances:

- in connection with the contribution and the separation;
- in connection with an exchange with BGC Partners, if applicable;
- pursuant to a redemption;
- if the transferee limited partner is a member of the Cantor group (except that in the event such transferee ceases to be a member of the Cantor group, such interest will automatically transfer to Cantor);
- with the consent of the BGC Holdings exchangeable limited partnership interest majority in interest, to any other founding partner; or
- with the mutual consent of the general partner and the BGC Holdings exchangeable limited partnership interest majority in interest (which consent may be withheld for any reason or no reason), to any other person.

Working partners and REU partners may transfer BGC Holdings working partner interests or BGC Holdings REU interests, as the case may be, in the following circumstances:

- pursuant to a redemption, in the case of working partners, and pursuant to the grants concurrently with the merger, in the case of REU partners;
- in connection with an exchange with BGC Partners, if applicable;
- if the transferee limited partner is a member of the Cantor group (except that in the event such transferee ceases to be a member of the Cantor group, such interest will automatically transfer to Cantor); or
- with the mutual consent of the general partner and the BGC Holdings exchangeable limited partnership interest majority in interest.

The special voting limited partner may transfer the special voting limited partnership interest in connection with the contribution and the separation or to a wholly owned subsidiary of BGC Partners (except that in the event such transferee ceases to be a wholly owned subsidiary of BGC Partners, the special voting partnership interest will automatically be transferred to BGC Partners, without any further action required on part of BGC Holdings, BGC Partners or any other person).

The general partner may transfer its general partnership interest in the following circumstances:

- in connection with the contribution and separation;
- to a new general partner as described below; or

- with the special voting limited partner's prior written consent, to any other person.

The special voting limited partner may, in its sole and absolute discretion, remove any general partner, with or without cause. The general partner may resign as the general partner of BGC Holdings for any reason or no reason, except that as a condition to any removal or resignation, the special voting limited partner will first appoint a new general partner who will be admitted to BGC Holdings as the new general partner, and the resigning or removed general partner will transfer its entire general partnership interest to the new general partner.

Amendments

The BGC Holdings limited partnership agreement cannot be amended except with the approval of each of the general partner and the exchangeable limited partners (by the affirmative vote of a BGC Holdings exchangeable limited partnership interest majority in interest) of BGC Holdings. In addition, the BGC Holdings limited partnership agreement cannot be amended to:

- amend any provisions which require the consent of a specified percentage in interest of the limited partners without the consent of that specified percentage in interest of the limited partners;
- alter the interest of any partner in the amount or timing of distributions or the allocation of profits, losses or credits, if such alteration would either materially adversely affect the economic interest of a partner or would materially adversely affect the value of interests, without the consent of the partners holding at least two-thirds of all units, in the case of an amendment applying in substantially similar manner to all classes of interests, or two-thirds in interest of the affected class or classes of the partners, in the case of any other amendment; or
- alter the special voting limited partner's ability to remove a general partner.

The general partner of BGC Holdings may authorize any amendment to correct any technically incorrect statement or error apparent on the face thereof in order to further the parties' intent or to correct any formality or error or incorrect statement or defect in the execution of the BGC Holdings limited partnership agreement.

In the event of any material amendment to the BGC Holdings limited partnership agreement that materially adversely affects the interest of a founding/working partner or an REU partner, as the case may be, in the partnership or the value of founding/working partner interests or REU interests, as the case may be, held by such partner in the amount or timing of distributions or the allocation of profits, losses or credit, then such partner who does not vote in favor of such amendment has a right to elect to become a terminated partner of BGC Holdings, regardless of whether there is an actual termination of the employment of such partner. The BGC Holdings general partner will have a right, in the event of such election by a founding/working partner or an REU partner, as the case may be, to revoke and terminate such proposed amendment to the BGC Holdings limited partnership agreement.

Corporate Opportunity; Fiduciary Duty

The BGC Holdings limited partnership agreement contains similar corporate opportunity provisions to those included in BGC Partners' certificate of incorporation with respect to BGC Partners and/or Cantor and their respective representatives. See "—Potential Conflicts of Interest and Competition with Cantor."

Parity of Interests

The BGC Holdings limited partnership agreement provides that it is the non-binding intention of BGC Holdings and each of the partners of BGC Holdings that the BGC Holdings ratio at all times equals one. It is the non-binding intention of each of the partners of BGC Holdings and of BGC Holdings that there be a parallel issuance or repurchase transaction by BGC Holdings in the event of any issuance or repurchase by BGC U.S. of BGC U.S. units to or held by BGC Holdings so that the BGC Holdings ratio at all times equals one. In August 2008, we were authorized to cause BGC Holdings to issue REUs in connection with acquisitions and to provide for such acquisitions to be done in only one of BGC U.S. or BGC Global when appropriate. In such event, we are authorized to break parity with respect to outstanding units in such entities although no decision to do has been made at this time.

Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global

Effective as of September 1, 2008, each of BGC U.S. and BGC Global entered into amended and restated limited partnership agreements. On September 26, 2008, the limited partnership agreement of BGC U.S. and the limited partnership agreement of BGC Global were amended, effective as of September 1, 2008, to provide that, at our election, in connection with a repurchase of our Class A common stock or similar actions, BGC U.S. and BGC Global will redeem and repurchase from us a number of units in BGC U.S. and BGC Global equivalent to the number of shares of Class A common stock repurchased by us in exchange for cash in the amount of the gross proceeds to be paid in connection with such stock repurchase. The proportion of such amount to be paid by BGC U.S. or BGC Global will be determined by BGC Partners. Certain technical amendments were also made to conform such limited partnership agreements to the BGC Holdings limited partnership agreement.

Management

BGC U.S. and BGC Global each are managed by their general partner, which is BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of each of BGC U.S. and BGC Global, which entitles BGC Holdings (and thereby, BGC Partners) to control each of BGC U.S. and BGC Global, subject to limited consent rights of Cantor and to the rights of BGC Holdings as the special voting limited partner. BGC Holdings holds its BGC U.S. general partnership interest through a Delaware limited liability company, BGC Holdings, LLC, and holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited.

"Cantor's consent rights" means that BGC Holdings, in its capacity as general partner of each of BGC U.S. and BGC Global, is required to obtain Cantor's consent to amend the terms of the BGC U.S. limited partnership agreement or BGC Global limited partnership agreement or take any other action that may adversely affect Cantor's exercise of its co-investment rights (See "—Separation Agreement—Reinvestments in the Opcos; Co-Investment Rights; Distributions to Holders of Our Common Stock") to acquire BGC Holdings limited partnership interests (and the corresponding investment in BGC U.S. and BGC Global by BGC Holdings) or right to exchange BGC Holdings exchangeable limited partnership interests. BGC Partners, in its capacity as the general partner of BGC Holdings, will not cause BGC Holdings, in its capacity as the general partner of BGC U.S. and BGC Global, to make any amendments (other than ministerial or other immaterial amendments) to the limited partnership agreement of either BGC U.S. or BGC Global unless such action is approved by a majority of BGC Partners' independent directors.

Classes of Interests in the Opcos

As of the date of this proxy statement, BGC U.S. and BGC Global each had the following outstanding interests:

- a general partnership interest, which is held by BGC Holdings;
- limited partnership interests, which are directly and indirectly held by BGC Partners and BGC Holdings; and
- a special voting limited partnership interest, which is held by BGC Holdings and which entitles the holder thereof to remove and appoint the general partner of BGC U.S. or BGC Global, as the case may be.

The aggregate number of authorized units in each of BGC U.S. and BGC Global is 600 million, and in the event that the total number of authorized shares of BGC Partners common stock under BGC Partners' certificate of incorporation is increased or decreased after March 31, 2008, the total number of authorized units in each of BGC U.S. and BGC Global, as the case may be, will be correspondingly increased or decreased by the same number so that the number of authorized BGC U.S. units and BGC Global units, as the case may be, equals the number of authorized shares of BGC Partners common stock.

Any authorized but unissued BGC U.S. units or BGC Global units, as the case may be, may be issued:

- pursuant to the contribution and the separation;
- to BGC Partners and/or BGC Holdings and members of their group, as the case may be, in connection with an investment in BGC U.S. and BGC Global as described above in "—Separation Agreement—Reinvestments in the Opcos; Co-Investment Rights; Distributions to Holders of our Common Stock";
- to BGC Holdings or members of its group in connection with a redemption pursuant to the BGC Holdings limited partnership agreement as described in "—Amended and Restated BGC Holdings Limited Partnership Agreement—Redemption of BGC Holdings Founding/Working Partner Interests and REU Interests";
- as otherwise agreed by each of the general partner and the limited partners (by affirmative vote of the limited partners holding a majority of the units underlying limited partnership interests outstanding of BGC U.S. or BGC Global, as the case may be (except that if BGC Holdings and its group holds a majority in interest and Cantor and its group holds a majority of units underlying the BGC Holdings exchangeable limited partnership interests, then majority of interest means Cantor), which we refer to as an "Opcos majority in interest";
- to BGC Partners or BGC Holdings in connection with a grant of equity by BGC Partners or BGC Holdings; and
- to any BGC U.S. or BGC Global partner, as the case may be, in connection with a conversion of an issued unit and interest into a different class or type of unit and interest.

There will be no additional classes of partnership interests in BGC U.S. or BGC Global.

Distributions

The profit and loss of BGC U.S. and BGC Global are generally allocated based on the total number of BGC U.S. units and BGC Global units outstanding, other than in the case of certain litigation matters, the impact of which is allocated to the BGC U.S. and BGC Global partners who are members of the BGC Holdings group.

BGC U.S. and BGC Global each distribute to each of its partners (subject to the allocation of certain litigation matters to BGC U.S. and BGC Global partners, as the case may be, who are members of the BGC Holdings group):

- on or prior to each estimated tax due date (the 15th day of each April, June, September and December, in the case of a partner that is not an individual, and the 15th day of each April, June, September and January in the case of a partner who is an individual, or, in each case, if earlier with respect to any quarter, the date on which BGC Partners is required to make an estimated tax payment), such partner's estimated proportionate quarterly tax distribution for such fiscal quarter;
- on or prior to each estimated tax due date for partners who are members of the BGC Holdings group, an amount (positive or negative) for such fiscal quarter in respect of items of income, gain, loss or deduction allocated in respect of certain litigation matters; and
- as promptly as practicable after the end of each fiscal quarter, an amount equal to the excess, if any, of (a) the net positive cumulative amount allocated to such partner's capital account pursuant to the BGC U.S. limited partnership agreement or BGC Global limited partnership agreement, as the case may be, after the date of such agreement over (b) the amount of any prior distributions to such partner.

BGC U.S. or BGC Global, as the case may be, may, with the prior written consent of the holders of an Opcos majority in interest of the limited partnership interests, decrease the total amount distributed by BGC U.S.

or BGC Global, as the case may be. In addition, if BGC U.S. or BGC Global, as the case may be, is unable to make the distributions required above as a result of any losses of the Opcos arising from the certain litigation claims, then BGC U.S. or BGC Global, as the case may be, will use reasonable best efforts to borrow such amounts as are necessary to make distributions that would have been received by the BGC Partners group in the absence of any such potential litigation claims and to make the estimated proportionate quarterly tax distribution to the Cantor group. The borrowing costs of any such borrowing will be treated as part of such potential litigation claims.

The limited partnership agreements of BGC U.S. and BGC Global also provide that at the election of BGC Partners, in connection with a repurchase of its Class A Common Stock or similar actions, BGC U.S. and BGC Global may redeem and repurchase from BGC Partners a number of units equivalent to the number of shares of common stock repurchased by BGC Partners in exchange for cash in the amount of the gross proceeds to be paid in connection with such stock repurchase. The proportion of such amount to be paid by BGC U.S. and BGC Global shall be determined by BGC Partners.

Transfers of Interests

In general, subject to the exceptions described below, no BGC U.S. partner or BGC Global partner, as the case may be, may transfer or agree to transfer all or any portion of, or any rights, title and interest in and to, its interest in BGC U.S. or BGC Global, as the case may be.

Limited partners of BGC U.S. and BGC Global may transfer their limited partnership interests in the following circumstances:

- in connection with the contribution and the separation;
- if the transferee limited partner will be a member of the BGC Partners group or the BGC Holdings group; or
- with the prior written consent of the general partner and the limited partners (by affirmative vote of an Opcos majority in interest, not to be unreasonably withheld or delayed).

The special voting limited partner may transfer the special voting limited partnership interest in connection with the contribution and the separation or to a wholly owned subsidiary of BGC Holdings (except that in the event such transferee ceases to be a wholly-owned subsidiary of BGC Holdings, the special voting partnership interest will automatically be transferred to BGC Holdings, without any further action required on part of BGC U.S. or BGC Global, as the case may be, BGC Holdings or any other person).

The general partner may transfer its general partnership interest in the following circumstances:

- in connection with the contribution and separation;
- to a new general partner; or
- with the special voting limited partner's prior written consent. The special voting limited partner may in its sole and absolute discretion remove any general partner, with or without cause. The general partner may resign as the general partner of BGC U.S. or BGC Global, as the case may be, for any reason, except that as a condition to any removal or resignation, the special voting limited partner will first appoint a new general partner who will be admitted to BGC U.S. or BGC Global, as the case may be, and the resigning or removed general partner will transfer its entire general partnership interest to the new general partner.

No partner may charge or encumber its BGC U.S. or BGC Global interest, as the case may be, or otherwise subject such interest to any encumbrance, except those created by the BGC U.S. limited partnership agreement or BGC Global limited partnership agreement, as the case may be.

Amendments

Each of the BGC U.S. and BGC Global limited partnership agreements cannot be amended except with the approval of each of the general partner and the limited partners (by the affirmative vote of an Opcos majority in interest) of BGC U.S. or BGC Global, as the case may be. In addition, each of the BGC U.S. and BGC Global limited partnership agreements cannot be amended to:

- amend any provisions which require the consent of a specified percentage in interest of the limited partners without the consent of that specified percentage in interest of the limited partners;
- alter the interest of any partner in the amount or timing of distributions or the allocation of profits, losses or credits, if such alteration would either materially adversely affect the economic interest of a partner or would materially adversely affect the value of interests, without the consent of the partners holding at least two-thirds of all units, in the case of an amendment applying in, substantially similar manner to all classes of interests, or two-thirds in interest of the affected class or classes of the partners, in the case of any other amendment; or
- alter the special voting limited partner's ability to remove a general partner.

The general partner of BGC U.S. or BGC Global, as the case may be, may authorize any amendment to correct any technically incorrect statement or error in order to further the parties' intent or to correct any formality or error or defect in the execution of the BGC U.S. or BGC Global limited partnership agreement, as the case may be.

Corporate Opportunity; Fiduciary Duty

The BGC U.S. limited partnership agreement and BGC Global limited partnership agreement contain similar corporate opportunity provisions to those included in the BGC Partners certificate of incorporation with respect to BGC Partners and/or BGC Holdings and their respective representatives. See "—Potential Conflicts of Interest and Competition with Cantor."

Parity of Interests

The BGC U.S. limited partnership agreement and BGC Global limited partnership agreement provide that it is the non-binding intention of each of the partners of BGC U.S. and BGC Global and each of BGC Global and BGC U.S. that the number of outstanding BGC U.S. units equals the number of outstanding BGC Global units. It is the non-binding intention of each of the partners of BGC U.S. and BGC Global and each of BGC Global and BGC U.S. that there be a parallel issuance or repurchase transaction by BGC U.S. or BGC Global in the event of any issuance or repurchase by the other Opco so that the number of outstanding BGC U.S. units at all times equals the number of outstanding BGC Global units.

In August 2008, we were authorized to cause BGC Holdings to issue REUs in connection with acquisitions and to provide for such acquisitions to be done in only one of BGC U.S. or BGC Global when appropriate. In such event, we are authorized to break parity with respect to outstanding units in such entities although no decision to do so has been made at this time.

Tower Bridge

Currently, the principal activities of one of BGC Partners' U.K. subsidiaries, Tower Bridge, is the provision of administrative and corporate services in Europe and Asia to BGC Partners and its direct and indirect, current and future, subsidiaries and to Cantor and its direct and indirect, current and future, subsidiaries. Tower Bridge is not regulated by the FSA, and, therefore, this assists the Combined Company in maximizing the efficiency of its regulatory capital usage in the United Kingdom.

Tower Bridge is a U.K. limited partnership, which is owned 52% by us and 48% by Cantor. The right to share in profits and losses and receive distributions from Tower Bridge is divided between us (and on behalf of its nominated entities) and Cantor (and on behalf of our nominated entities) based on these ownership interests.

The transfer to Tower Bridge is taking place in one or more phases. On December 31, 2006, BGC Partners completed the first phase by creating Tower Bridge and transferring the services businesses from one of BGC Partners' U.K. subsidiaries to Tower Bridge for $4.5 million. The transferred services businesses included the support services that had been provided by such subsidiary at that time to the operating and regulated companies and partnerships owned and controlled by Cantor (including BGC Partners) and other entities where applicable, including administration and benefits services, employee benefits services, human resources and payroll services, financial services, financial operations services (including such subsidiary's back office employees engaged mainly or wholly in the services businesses at that time) and the goodwill of such subsidiary in connection therewith but excluding related debts and liabilities. The transferred services business did not include any real property leased or licensed by such subsidiary or other assets held by such subsidiary (including leasehold improvements and computer assets). In subsequent phases (and subject to necessary third-party consents), on as yet unspecified dates, we intend to transfer building leases, leasehold improvements and other fixed assets (for example, computer equipment). It is intended that the transfer take place on as neutral a basis as possible from tax and other cost perspectives. This may not be achievable and, therefore, the subsidiary might incur taxes and other costs, including capital gains tax and stamp duty land tax.

Tower Bridge provides these services to Cantor pursuant to the Tower Bridge administrative services agreement that Cantor entered into in connection with the separation. See "—Administrative Services Agreements." Tower Bridge charges each recipient of services for actual costs incurred for services provided plus a mark-up (if any), as the parties may agree from time to time. Each recipient of services remains responsible for its own regulatory and other compliance functions.

Administrative Services Agreements

The Tower Bridge administrative services agreements, which we collectively refer to as the "administrative services agreements," have an initial term of three years, starting on January 1, 2007 and March 31, 2008, respectively. Thereafter, the administrative services agreements renew automatically for successive one-year terms, unless any party provides written notice to the other parties of its desire to terminate the agreement, in the case of the Tower Bridge administrative services agreement, at least 180 days, or, in the case of the administrative services agreement, 120 days, before the end of any such year ending during the initial or extended term, in which event the administrative services agreement will end with respect to the terminating party on the last day of such term. In addition, any particular service provided under the administrative services agreements may be cancelled by any party, with at least 90 days' prior written notice to the providing party, with no effect on the other services. The terminating party will be charged a termination fee equal to the costs incurred by the party providing services as a result of such termination, including, any severance or cancellation fees.

Cantor is entitled to continued use of hardware and equipment it used prior to the date of the applicable administrative services agreements on the terms and conditions provided even in the event BGC Partners terminates the administrative services agreements, though there is no requirement to repair or replace.

During the term of the administrative services agreements, the parties will provide administrative and technical support services to each other, including:

- administration and benefits services;
- employee benefits, human resources, and payroll services;
- financial and operations services;
- internal auditing services;

- legal related services;
- risk and credit services;
- accounting and general tax services;
- space, personnel, hardware and equipment services;
- communication and data facilities;
- facilities management services;
- promotional, sales and marketing services;
- procuring of insurance coverage; and
- any miscellaneous services to which the parties reasonably agree.

The administrative services agreements include provisions for allowing a provider or affiliate to arrange for a third party to provide for the services.

In consideration for the services provided, the providing party generally charges the other party an amount (including any applicable taxes) based on (1) the amount equal to direct cost that the providing party estimates it will incur or actually incurs in performing those services, including third-party charges incurred in providing services, plus (2) a reasonable allocation of other costs determined in a consistent and fair manner so as to cover the providing party's appropriate costs or in such other manner as the parties agree. In addition, the Tower Bridge administrative services agreement provides that the receiving party will pay a mark-up on such costs in an amount to be agreed by the parties from time to time.

The administrative services agreements provide that the services recipient generally indemnifies the services provider for liabilities that it incurs arising from the provision of services other than liabilities arising from fraud or willful misconduct of the service provider.

We will continue to provide assets (principally computer equipment), systems/infrastructure and office space in the United Kingdom and Europe to Cantor, and, to the extent applicable, we and our affiliates will continue to do the same in Asia as well. It is expected, however, that certain of those assets and office space will be transferred to Tower Bridge or another service entity (subject to necessary third-party consents). We will provide these assets and office space to Tower Bridge to allow it to conduct its business. We will charge Cantor on the same basis as it charges Tower Bridge (although we will charge Tower Bridge without any mark-up). Tower Bridge will charge Cantor on the basis described above for such assets and office space once such assets and office space are transferred to Tower Bridge. These assets may be subject to operating leases with third-party leasing companies. We believe that the rate on such leases, subleases or licenses are no greater than would be incurred with a third party on an arm's-length basis.

Tax Receivable Agreement

Certain interests in BGC Holdings may, in effect, be exchanged in the future for shares of BGC Partners Class A common stock or BGC Partners Class B common stock on a one-for-one basis (subject to customary anti-dilution adjustments). The exchanges may result in increases to our share of the tax basis of the tangible and intangible assets of each of BGC U.S. and BGC Global that otherwise would not have been available, although the Internal Revenue Service may challenge all or part of that tax basis increase, and a court could sustain such a challenge by the Internal Revenue Service. These increases in tax basis, if sustained, may reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with the separation and related transactions, BGC Partners OldCo entered into, and, in the merger, we assumed BGC Partners OldCo's rights and obligations under, the tax receivable agreement with

Cantor that provides for the payment by us to Cantor of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to its entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. It is expected that we will benefit from the remaining 15% of cash savings, if any, in income tax that we realize. Pursuant to the tax receivable agreement, we will determine, after consultation with Cantor, the extent to which we are permitted to claim any such tax benefits, and such tax benefits will be taken into account in computing any cash savings so long as our accountants agree that it is at least more likely than not that such tax benefit is available.

Pursuant to the tax receivable agreement, 20% of each payment that would otherwise be made by us will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment relates. If the Internal Revenue Service successfully challenges the availability of any tax benefit and determines that a tax benefit is not available, we will be entitled to receive reimbursements from Cantor for amounts we previously paid under the tax receivable agreement and Cantor will indemnify us and hold us harmless with respect to any interest or penalties and any other losses in respect of the disallowance of any deductions which gave rise to the payment under the tax receivable agreement (together with reasonable attorneys' and accountants' fees incurred in connection with any related tax contest, but the indemnity for such reasonable attorneys' and accountants' fees shall only apply to the extent Cantor is permitted to control such contest). Any such reimbursement or indemnification payment will be satisfied first from the escrow account (to the extent funded in respect of such payments under the tax receivable agreement).

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no depreciation or amortization deductions available to us that were attributable to an increase in tax basis (or any imputed interest) as a result of an exchange and had BGC Partners OldCo not entered into the tax receivable agreement. The tax receivable agreement was entered into on March 31, 2008, in connection with the transactions contemplated by the separation agreement, and will continue until all such tax benefits have been utilized or expired, unless we (with the approval by a majority of our independent directors) exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement, provided that if Cantor and we cannot agree upon a value, the agreement will remain in full force and effect. The actual amount and timing of any payment under the tax receivable agreement will vary depending on a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income.

Any amendment to the tax receivable agreement will be subject to approval by a majority of our independent directors.

We are a party to an administrative services agreement, dated as of November 12, 2004, with eSpeed Brokerage. Under this agreement, eSpeed Brokerage agrees to compensate us for the actual cost (plus reasonable other costs, including reasonably allocated overhead and any applicable taxes) of certain services provided by us, including office space, personnel and certain corporate services, including, without limitation, cash management, internal audit, facilities management, legal, payroll, benefits administration and other administrative services. This agreement remains in effect until terminated upon the mutual agreement of all parties.

In connection with the transaction (described below), we, Cantor and Aqua entered into a services agreement. Pursuant to that agreement, Cantor provides certain services, including office space, personnel and corporate services such as cash management, internal audit, legal, payroll, benefits administration and other administrative services to Aqua. We provide technology support, infrastructure and development services for the actual cost (plus reasonable other costs, including reasonably allocated overhead and any applicable taxes).

Aqua

On May 30, 2007, the Financial Industry Regulatory Authority ("FINRA") approved the partial ownership change and name change of Aqua (formerly known as eSpeed Securities, Inc.). Pursuant to such approval, we and Cantor entered into an agreement whereby we are entitled to a 49% interest in Aqua, and Cantor is entitled to a 51% interest in Aqua, which may be subject to dilution by other investors from time to time. Aqua is also authorized to receive clearing and administrative services from Cantor and technology infrastructure services from us. Aqua is authorized to pay sales commissions to brokers of Cantor or other brokers who introduce clients who become Aqua participants. On October 2, 2007, Aqua obtained permission from FINRA to operate an Alternative Trading System and to provide Direct Market Access for institutional block equity buyside and sellside firms.

In June 2008, we were was authorized to enter into loans, investments or other credit support arrangements for Aqua of up to $5.0 million in the aggregate, which arrangements would be proportionally and on the same terms as similar arrangements between Aqua and Cantor. We were further authorized to provide counterparty or similar guarantees on behalf of Aqua from time to time, provided that liability for any such guarantees, as well as similar guarantees provided by Cantor, would be shared proportionally with Cantor. As of December 31, 2009, the Company had not entered into any arrangements for the Aqua business. During 2009, we made cash contributions of $2.9 million to Aqua.

Registration Rights Agreements

Pursuant to a registration rights agreement entered into by Cantor and us in connection with our formation and a registration rights agreement entered into by BGC Partners OldCo in connection with the separation and assumed by us in the merger, Cantor has received piggyback and demand registration rights.

Formation Registration Rights Agreement

Under the formation registration rights agreement, the piggyback registration rights allow Cantor to register the shares of Class A common stock issued or issuable to it in connection with the conversion of its shares of Class B common stock whenever we propose to register any shares of our Class A common stock for our own or another's account under the Securities Act for a public offering, other than any shelf registration of shares of our Class A common stock to be used as consideration for acquisitions of additional businesses and registrations relating to employee benefit plans.

Cantor also has the right, on three occasions, to require that we register under the Securities Act any or all of the shares of our Class A common stock issued or issuable to it in connection with the conversion of its shares of our Class B common stock. The demand and piggyback registration rights apply to Cantor and to any transferee of shares held by Cantor who agrees to be bound by the terms of the formation registration rights agreement.

We have agreed to pay all costs of one demand and all piggyback registrations, other than underwriting discounts and commissions. We have also agreed to indemnify Cantor and any transferee for certain liabilities they may incur in connection with the exercise of their registration rights. All of these registration rights are subject to conditions and limitations, including (1) the right of underwriters of an offering to limit the number of shares included in that registration, (2) our right not to effect any demand registration within six months of a public offering of our securities and (3) that Cantor agrees to refrain from selling its shares during the period from 15 days prior to and 90 days after the effective date of any registration statement for the offering of our securities.

Separation Registration Rights Agreement

In connection with the separation, BGC Partners OldCo entered into the separation registration rights agreement with Cantor which provides that the holders of our common stock, issued or to be issued upon exchange of the BGC Holdings exchangeable limited partnership interests held by Cantor and for any shares of our common stock issued or issuable in respect of or in exchange for any shares of our common stock, are granted registration rights. We refer to these shares as "registrable securities," and we refer to the holders of these registrable securities as "holders."

The separation registration rights agreement provides that, after exchange of the BGC Holdings exchangeable limited partnership interests or conversion of Class B common stock into Class A common stock, as the case may be, each holder is entitled to unlimited piggyback registration rights, meaning that each holder can include his or her registrable securities in registration statements filed by us, subject to certain limitations. Cantor exercised such piggyback rights to participate in the June 2008 offering.

The separation registration rights agreement also grants Cantor four demand registration rights requiring that we register the shares of Class A common stock held by Cantor, provided that the amount of securities subject to such demand constitutes at least 10% of the shares of Class A common stock outstanding or has an aggregate market value in excess of $20 million and no more than one demand registration during any twelve-month period.

We will pay the costs but the holders will pay for any underwriting discounts or commissions or transfer taxes associated with all such registrations.

We have agreed to indemnify the holders registering shares pursuant to the separation registration rights agreement against certain liabilities under the Securities Act.

In addition, we have agreed to grant registration rights to Cantor in connection with our authorized convertible debt issuance.

Freedom

We and Cantor formed Freedom to acquire a 66.7% interest in Freedom International Brokerage, a Canadian government securities broker-dealer and Nova Scotia unlimited liability company, in April 2001. As of the closing of the merger, we became entitled to 100% of Freedom's capital interest in Freedom International Brokerage and we assumed 100% of Freedom's cumulative profits. As of December 31, 2009, the investment in Freedom International Brokerage was $10.0 million.

We also entered into the Freedom services agreements with Freedom International Brokerage in 2001. Under the Freedom services agreements BGC owns and operates the electronic trading systems and is responsible for providing electronic brokerage services, and Freedom provides voice-assisted brokerage services, clearance, settlement and other fulfillment and related services, such as credit and risk management services, oversight of customer suitability and regulatory compliance, sales positioning of products and other services customary to brokerage operations. In general, for voice-assisted brokerage transactions, BGC receives 35% of the transaction revenues, in the case of Freedom transactions and 65% for fully–electronic brokerage transactions.

Under the services agreement, BGC provides Freedom technology support services, including systems administration, internal network support, support and procurement for desktops of end-user equipment, operations and disaster recovery services, voice and data communications, support and development of systems for clearance and settlement services, systems support for brokers, electronic applications systems and network support, and provision and/or implementation of existing electronic applications systems, including improvements and upgrades thereto, and use of the related intellectual property rights. In general, BGC charges Freedom the actual direct and indirect costs, including overhead, of providing such services and received payment on a monthly basis.

Additional Previous Transactions

On June 5, 2000, each of Williams Energy Marketing & Trading, which we refer to as "Williams," and Dynegy Inc., which we refer to as "Dynegy," purchased a unit consisting of (a) 789,071 shares of our Class A common stock and (b) warrants exercisable for the purchase of up to 666,666 shares of our Class A common stock, for an aggregate purchase price for the unit of $25.0 million. The warrants have a per share exercise price of $35.20 and a 10-year term, and all of the warrants are currently exercisable. At such time as Williams and Dynegy (or their permitted affiliate assignees) have made an aggregate equity investment in us of an amount equal to at least $100.0 million, valued on a cost basis (and for so long as such parties maintain ownership of equity securities having such cost basis), Cantor is obligated to use its best efforts to cause one designee jointly selected by Williams and Dynegy to be nominated to our board of directors and to vote its shares of common equity in favor of such designee. In addition, we have provided Williams and Dynegy with piggyback registration rights for the Class A common stock underlying the warrants.

In connection with a transaction fee agreement dated August 21, 2002 that Cantor entered into with UBS AG and certain named affiliates, which we collectively refer to as "UBS," we issued to UBS a warrant to purchase 300,000 shares of our Class A common stock which has been exercised with respect to 125,000 shares. The warrant has a term of 10 years and has an exercise price equal to $8.75, the market value of the underlying Class A common stock on the date of issuance. The warrant to purchase the remaining 175,000 is fully vested and non-forfeitable, and is exercisable nine years and six months after issuance. In addition, we have provided UBS with piggyback registration rights for the Class A common stock underlying the warrants.

On July 30, 2001, we entered into an agreement to form a business partner relationship with Deutsche Bank AG, which we refer to as "Deutsche Bank," whereby Deutsche Bank agreed to channel its electronic market-making engines and liquidity for specified European fixed income products through our electronic trading platform. In connection with the agreement, Deutsche Bank purchased 750 shares of our Series C Redeemable Convertible Preferred Stock, which we refer to as "Series C Preferred," at its par value of $0.01 per share. Each share of the Series C Preferred was convertible at the option of Deutsche Bank into 10 shares of the Company's Class A common stock at any time during the five years ended July 31, 2006. At the end of each year of the five-year agreement in which Deutsche Bank fulfilled its liquidity and market-making obligations for specified products, 150 shares of Series C Preferred would automatically convert into warrants to purchase 150,000 shares of our Class A common stock at an exercise price of $14.79 per share. At the end of the five-year period, to the extent that Deutsche Bank had not fulfilled its obligations under the agreement and Series C Preferred shares remained outstanding, we had the option to redeem each share of the Series C Preferred outstanding in exchange for 10 shares of our Class A common stock. Deutsche Bank was deemed to have fulfilled its obligations under the agreement for the 12 months ended July 30, 2002, and, accordingly, a warrant to purchase 150,000 shares of our Class A common stock was issued by us. We informed Deutsche Bank that it was not in compliance with the agreement for the 12 months ended July 30, 2003, and a warrant was not issued for such period. Based on certain communications and Deutsche Bank's inactivity with regards to this arrangement, we have further notified Deutsche Bank that we believe Deutsche Bank has terminated its right to receive warrants under the agreement for the remaining commitment periods. On March 17, 2008, we redeemed any and all outstanding shares of our Series C Redeemable Convertible Preferred Stock by issuing to Deutsche Bank AG 6,000 shares of our Class A common stock. In addition, we have provided Deutsche Bank with piggyback registration rights.

Indemnification by Cantor

Although we do not expect to incur any losses with respect to pending lawsuits or supplemental allegations relating to Cantor and Cantor's limited partnership agreement, in connection with our initial public offering, Cantor agreed to indemnify us with respect to any liabilities it incurs as a result of such lawsuits or allegations.

Other Transactions

We enter into reverse repurchase agreements and other financing transactions with Cantor as short-term investments as part of our overall cash management strategy. These reverse repurchase agreements generally mature on a next-day basis. Interest rates for the reverse repurchase agreements are reset daily at approximate market rates, which are based on the Fed Funds Rate and the quality of the underlying collateral. It is our and Cantor's policy to obtain collateral, which is valued daily, with a market rate equal to or in excess of the principal amount loaned under these reverse repurchase agreements. As an alternative to our ongoing policy of investing its cash in reverse repurchase agreements and other financing transactions with Cantor, on July 26, 2007 we entered into a secured promissory note and pledge agreement, which we refer to as the "secured loan," with Cantor in which we agreed to lend Cantor up to $100.0 million on a secured basis from time to time, which we refer to as the "secured loan amount." The secured loan is guaranteed by a pledge of our Class A or Class B common stock owned by Cantor equal to 125% of the outstanding secured loan amount, as determined on a next-day basis. The secured loan bears interest at the market rate for equity repurchase agreements plus 0.25% and is payable on demand. In September 2008, we were authorized to increase the amount of such secured loan from up to $100.0 million to all excess cash other than that needed for regulatory purposes and to accept as security pledges of any securities in addition to pledges of shares of our Class A or Class B common stock provided for under the original secured loan and pledge agreement. As of December 31, 2009, there were no reverse repurchase agreements between us and Cantor, and there was no outstanding balance on the secured loan.

In February 2006, in conjunction with Cantor's acquisition of IDT Horizon GT, Inc., which we refer to as "Horizon," we entered into a software license agreement, which we refer to as the "Horizon License," with Horizon, pursuant to which Horizon granted us a perpetual, fully paid-up, non-transferable (except to our affiliates) license of Horizon's GovREPO software, a multi-currency, multi-entity, multi-portfolio, collateral management and trading system for fixed income securities. Management has estimated the fair value of the Horizon License at $1.5 million. The Horizon License permits us to use the software worldwide in connection with the processing of trades in our product offerings, provided that the software may not be used for the processing of the business of any other person, firm or entity. The Horizon License provides that, in the event Cantor sells the Horizon business, it will pay us an amount equal to 23% of the total consideration received in connection with such sale, up to a maximum of $1.5 million. In consideration for the Horizon License and support services to be provided under the Horizon License, we issued to Horizon a warrant to acquire 312,937 shares of Class A common stock, which warrant was not transferred to Cantor. The warrant has a five-year term and is immediately exercisable at an exercise price equal of $8.87 per share.

On August 10, 2006, we entered into a Sponsored Research Agreement with a researcher and a U.S. university in which we agreed to pay $100,000 per year for five years in exchange for research and certain patent rights. In October 2006, we agreed with Cantor and BGC Partners OldCo that they would pay 75% of all payments made by us in connection with the Sponsored Research Agreement, and that to the extent, if any, that we make any charitable contributions to the university, Cantor and BGC Partners OldCo would make a proportional charitable contribution. In exchange for this agreement, we retain a non-exclusive license to all patents and patent applications resulting from the Sponsored Research Agreement within the field of fully electronic financial services, we have a license to the patents and patent applications in all financial services fields other than fully electronic, and Cantor has patent rights to all other patents and patent applications. We further agreed that, in the event that we or Cantor grants a license to such technology in the field of fully electronic financial services, we and Cantor will each receive 50% of all revenues from any such license.

Effective as of April 1, 2008, we were authorized to enter into an employee lease agreement with Cantor Fitzgerald Securities, pursuant to which certain employees of Cantor Fitzgerald Securities will be deemed "leased employees" of BGC Partners, who will have the powers and rights of a common law employer of such employees.

In April 2008, we were authorized to enter into an indemnity agreement with Cantor with respect to the guarantee by Cantor of any liabilities associated with our application for a brokering license in China.

In April 2008, we were authorized to enter into short-term arrangements with Cantor to cover any failed U.S. treasury securities transactions and to share equally any net income resulting from such transactions, as well as any similar clearing and settlement issues. As of December 31, 2009, we had not entered into any arrangements to cover any failed U.S. treasury transactions.

In August 2008, we were authorized to cause BGC Holdings to issue REUs in connection with acquisitions and to provide for such acquisitions to be done in only one of the operating entities when appropriate. In such event, the Company would not expect to maintain parity with respect to outstanding units in such operating entities.

Effective as of September 1, 2008, we were authorized to divide the quarterly allocation of any profit or loss relating to foreign exchange currency hedging between Cantor Fitzgerald, L.P. and its affiliates and us. The amount allocated to each party is based on the ratio of the total net amount of exposure for us and Cantor. In the event of any net amount of exposure for each of Cantor and us, the ratio of gross exposures between Cantor and us will be utilized to determine the shares of profit or loss allocated to each for the period. Each calculation is made monthly and is determined for a particular month using the weighted average for the prior month in the succeeding month.

Cantor has the right to purchase from BGC Holdings any non-exchangeable BGC Holdings limited partnership units held by any founding partner that are redeemed by BGC Holdings upon termination or bankruptcy of the founding partner. Any such BGC Holdings limited partnership units purchased by Cantor from BGC Holdings will be exchangeable by Cantor for shares of Class B common stock or, at Cantor's election, shares of Class A common stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments), from the Company, on the same basis as Cantor's other BGC Holdings limited partnership units. [As of the date of this filing, as a result of the termination of 33 founding partners, BGC Holdings has the right to redeem an aggregate of 2,290,944 BGC Holdings limited partnership units. Accordingly, upon the redemption of any of the founding partners' BGC Holdings limited partnership units, Cantor will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units pursuant to terms yet to be determined.

On December 4, 2009, BGC Holdings redeemed an aggregate 70,632 limited partnership units held by three of these former founding partners and CFLP exercised its right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units as follows: (i) 1,480 limited partnership units at a price of $3.13 per unit; (ii) 54,792 limited partnership units at a price of $2.43 per unit; and (iii) 14,360 limited partnership units at a price of $3.96 per unit. In total, the 70,632 limited partnership units were purchased for a weighted average price of approximately $2.75 per unit. As a result of these purchases, as of the date of this filing, CFLP beneficially owns an aggregate 67,208,684 BGC Holdings limited partnership units. Upon the redemption of any other of the founding partners' BGC Holdings limited partnership units, CFLP will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units pursuant to terms yet to be determined.

In March 2009, the Company and Cantor were authorized to utilize each other's brokers to provide brokerage services for securities not brokered by such entity, so long as such brokerage services were provided in the ordinary course and on terms no less than favorable to the receiving party than such services are provided to typical third-party customers. In no event shall the foregoing arrangement supersede any arrangements concerning brokerage or commissions previously agreed between BGC Partners and Cantor.

On April 21, 2009, we issued an aggregate of 491,701 shares of our Class A common stock upon exchange of founding partner units issued in connection with the separation and merger. We subsequently repurchased 486,701 of these shares of Class A common stock for an aggregate purchase price of approximately $1.2 million.

On May 7, 2009 and September 24, 2009, we issued 1,793,946 and 1,396,516 respectively, of our Class A common stock to founding partners of BGC Holdings upon exchange certain of the exchangeable founding partner units to such founding partners on April 1, 2008. These shares were eligible for sale beginning on May 7, 2009 and November 4, 2009 when our restrictions on employee stock transactions were or will be lifted. This issuance did not change the amount of fully diluted shares outstanding.

In May 2009, we were authorized to enter into intercompany unsecured loan arrangements from time to time between the Company and/or any of our subsidiaries or affiliates, including BGC Holdings, BGC US Opco and BGC Global Opco, which loans shall bear interest at the LIBOR rate for the applicable period + 400 basis points for the period of the loan, resetting at each renewal period.

On November 3, 2009, the Company issued an aggregate of 356,602 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partnership units in fulfillment of the rights to acquire such shares issued by the Company to such founding partners on April 1, 2008. All of these shares were eligible for sale beginning on November 4, 2009 when the Company's restrictions on employee stock transactions were lifted. Also on November 10, 2009, the Company issued an aggregate of 400,000 shares of its Class A common stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partnership units in fulfillment of the rights to acquire such shares issued by the Company to such founding partners on April 1, 2008. These issuances did not change the amount of fully diluted shares outstanding.

In December 2009, we were authorized to enter into an arrangement with Cantor in which each of us and Cantor will pay 50% of the cost of developing a computer based trading program and shared ownership rights in any resulting software.

On February 22 and 25, 2010, the Company issued 500,000 and 195,899 shares of Class A common stock to two founding partners of BGC Holdings upon exchange of their exchangeable Founding Partner Units, in fulfillment of the rights to acquire such shares issued by the Company to such persons on April 1, 2008. All of these shares are immediately saleable, subject to applicable law. This issuance will not change the fully diluted number of shares outstanding.

On March 10, 2010, 208,151 shares of Class A Common Stock were exchanged by a certain Founding Partner and 133,580 distribution rights shares were issued by Cantor to a certain retained partner. Further, on that date, we repurchased the aggregate of 541,731 shares of Class A Common Stock at an aggregate purchase price of $2,862,773.

On March 12, 2010, our Audit Committee authorized us or one of our subsidiaries to sell $150,000,000 aggregate principal amount of 8.75% Convertible Senior Notes due 2015 to Cantor or one of its affiliates which may include up to $25,000,000 to Howard W. Lutnick and/or his related designees (collectively, the "Cantor Interests") in a transaction expected to be completed by April 1, 2010. On March 16, 2010, we executed an agreement with respect to this transaction. Pursuant to the agreement, Cantor and the Cantor Interests will purchase from BGC Holdings, L.P. $150,000,000 aggregate principal amount of 8.75% Convertible Senior Notes due 2015, which are convertible into BGC Holdings' exchangeable limited partnership interests (the "Holdings Notes"). BGC Holdings will then lend the proceeds of such Holdings Notes to us in exchange for convertible notes on the same economic terms, convertible into shares of our Class A Common Stock (the "BGCP Notes"). We expect to on-lend such funds to our subsidiary BGC U.S. in exchange for a promissory note (the "Opco Note", and, together with the Holdings Notes and the BGCP Notes, the "Notes"). BGC US will use the proceeds to repay at maturity $150,000,000 million aggregate principal amount of the senior notes due April 1, 2010, which BGC U.S. assumed in connection with the merger. Interest on the Notes will accrue from the date of issue (expected to be on or about April 1, 2010) and will be payable semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2010. The Notes will mature on April 15, 2015, unless earlier repurchased or converted. Holders may convert their Holdings Notes or BGCP Notes at their option at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The BGCP Notes and Holdings Notes are convertible as set forth below.

- The Holdings Notes, held by Cantor or the Cantor Interests, will be, at their election (i) exchangeable for a like principal amount of BGCP Notes, or (ii) convertible into exchangeable limited partnership units in BGC Holdings, L.P. at an initial conversion rate of 142.6534 units per $1,000 of principal amount, equivalent to an initial conversion price of approximately $7.01 per unit. (The units are themselves exchangeable for a like number of shares of Class A Common Stock).

- The BGCP Notes will be convertible into 142.6534 shares of our Class A Common Stock per $1,000 principal amount of BGCP Notes, equivalent to an initial conversion price of approximately $7.01 per share.

The conversion rates applicable to the BGCP Notes and the Holdings Notes will be subject to customary adjustments (including those based upon dividends) but will not be adjusted for accrued and unpaid interest to the conversion date. We have agreed to certain resale registration rights with respect to the BGCP Notes (and underlying Class A Common Stock). Due to the conflict of interests inherent in any sale of Notes by us or our subsidiaries to Cantor or its affiliates, our Board of Directors delegated to the Audit Committee of the Board of Directors the authority to consider and, if appropriate, approve the terms of the Notes and to retain independent financial and legal advisers. The Audit Committee retained Sandler O'Neill & Partners, L.P. and Debevoise & Plimpton LLP to advise it in this regard and Sandler O'Neill & Partners, L.P. issued to us a fairness opinion as to the financial terms of the sale to Cantor or its affiliates.

Clearing Arrangements

Following the merger on April 1, 2008, we received regulatory approval from FINRA for self-clearing our own securities transactions, and have begun self-clearing transactions in mortgage-backed securities, equities, corporate and other DTC-eligible bonds and repurchase agreements. However, we have not begun to clear our own transactions in U.S. Treasury and U.S. Government Agency securities.

Accordingly, since the closing of the merger, we have continued to receive from Cantor certain clearing services in the U.S. pursuant to a pre-existing clearing agreement ("Clearing Services"). These Clearing Services have been provided since April 1, 2008 in exchange for payment by BGC Partners of third-party clearing costs and allocated costs.

On November 5, 2008, we entered into an Agreement (the "Agreement") with Cantor. Pursuant to the terms of the Agreement, so long as Cantor is providing Clearing Services to us, Cantor shall be entitled to request from us, and we shall post as soon as practicable, cash or other property acceptable to Cantor in the amount reasonably requested by Cantor under the Agreement. The amounts requested shall reflect Cantor reasonable determination of its or its affiliates' required capital requirements in connection with the Clearing Services and/or potential additional funds which may be required to replace Cantor funds being otherwise utilized to post capital requirements for our benefit. To date, Cantor has not requested any amounts under the Agreement.

The Agreement shall not require us to provide cash or property which is required to be maintained by us to meet the capital requirements of our regulated entities or the needs of the ordinary operation of its businesses. Cantor shall not be required to pay interest on the amounts provided by us.

The Agreement is terminable by either party on 90 days' notice. we shall be entitled to withdraw a portion of the provided assets from time to time with mutual agreement by Cantor that such funds are in excess of the amounts reasonably required by Cantor. As soon as practicable following termination of the Agreement by either party, Cantor has agreed to return the provided assets to us.

We have has further agreed to formalize our agreement to pay Cantor to clear our securities transactions at Cantor's cost, which shall include all direct and third-party costs, as well as allocated costs. These amounts have been paid to Cantor since April 1, 2008.

We rely upon Cantor to provide Clearing Services and, in the absence of the Agreement, we would have to secure an alternative third-party clearing arrangement to provide such Clearing Services, which might be at higher rates or otherwise on less favorable terms.

We intend to continue this relationship with Cantor. Accordingly, we expect that Cantor will continue to post clearing capital on our behalf and we will either post clearing capital with Cantor as requested under the Agreement or continue to invest our excess via reverse repurchase agreements or in other overnight investments. In the absence of such an arrangement, we may be required to raise additional capital, borrow funds or take other action to meet the capital requirements in connection with the clearing of these transactions. The increased capital requirements required in connection with the clearing of our securities transactions could have a material adverse impact on our ability to pay dividends, repurchase our stock or effect strategic acquisitions or other opportunities. However, we believe that the Agreement with Cantor, or, in the alternative, a clearing agreement with an additional third-party clearing agent, will not preclude us from meeting our cash needs in the near term.

Potential Conflicts of Interest and Competition with Cantor

Various conflicts of interest between us and Cantor may arise in the future in a number of areas relating to our past and ongoing relationships, including potential acquisitions of businesses or properties, the election of new directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, service arrangements, issuances of capital stock, sales or distributions of shares of our common stock and the exercise by Cantor of control over our management and affairs.

Cantor will continue to exercise control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions, as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our common stock or other securities. This control will be subject to the approval of our independent directors on those matters requiring such approval. Cantor's voting power may also have the effect of delaying or preventing a change of control of the Company. This control will also be exercised because:

- Cantor is, in turn, controlled by CFGM, its managing general partner, and, ultimately, by Mr. Lutnick, who serves as our Chief Executive Officer and Chairman. Mr. Lutnick is also the Chairman of the Board and Chief Executive Officer of Cantor and the President and controlling stockholder of CFGM;
- Mr. Merkel, who serves as our Executive Vice President, General Counsel and Secretary, is employed as Executive Managing Director, General Counsel and Secretary of Cantor.

Messrs. Lutnick and Merkel have holdings in Cantor through partnership unit ownership, including distribution rights.

The service of officers or partners of Cantor as our executive officers and directors, and those persons' ownership interests in and payments from Cantor, and its affiliates, could create conflicts of interest when we and those directors or officers are faced with decisions that could have different implications for Cantor and us. In addition, although in connection with the separation Cantor redeemed all of the Cantor limited partnership interests held by founding partners for BGC Holdings limited partnership interests and distribution rights, Messrs. Lutnick and Merkel continue to hold Cantor limited partnership and other interests in Cantor and its affiliates, including distribution rights, and were not redeemed for BGC Holdings limited partnership interests in connection with the separation or the merger.

It is also expected that Cantor will manage its ownership of our company so that it will not be deemed to be an investment company under the Investment Company Act, including by maintaining its voting power in us above a majority absent an applicable exemption from the Investment Company Act. This may result in conflicts with us, including those relating to acquisitions or offerings by us involving issuances of common stock or securities convertible or exchangeable into shares of common stock that would dilute the voting power in us of the holders of BGC Holdings exchangeable limited partnership interests.

Conflicts of interest may arise between us and Cantor in a number of areas relating to our past and ongoing relationships, including:

- potential acquisitions and dispositions of businesses;
- our issuance or disposition of securities;

- the election of new or additional directors to our board of directors;
- the payment of dividends by us (if any), distribution of profits by BGC U.S., BGC Global and/or BGC Holdings and repurchases of shares of our common stock or purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers;
- business operations or business opportunities of us and Cantor that would compete with the other party's business opportunities, including brokerage and financial services by us and Cantor;
- labor, tax, employee benefits, indemnification and other matters arising from the separation or the merger;
- intellectual property matters;
- business combinations involving us;
- the terms of the merger agreement, the separation agreement and the related agreements we entered into in connection with the separation and merger;
- conflicts between our agency trading for primary and secondary bond sales and Cantor's investment banking bond origination business;
- competition between our and Cantor's other equity derivatives and cash equity inter-dealer brokerage businesses; and
- the nature, quality and pricing of administrative services to be provided by Cantor and/or Tower Bridge.

In addition, Cantor has from time to time in the past considered possible strategic realignments of its business and the business relationships that exist between and among Cantor and the businesses comprising our company and may do so in the future. Any future related-party transactions or arrangements between us and Cantor, until Cantor ceases to hold 5% of our voting power, are subject to the prior approval by a majority of our independent directors, but generally will not otherwise require the separate approval of our stockholders, and if such approval were required, Cantor would retain sufficient voting power to provide any such requisite approval without the affirmative consent of the other stockholders.

Agreements and other arrangements with Cantor, including the separation agreement, may be amended upon agreement of the parties to those agreements and approval of our audit committee. During the time that we are controlled by Cantor, Cantor may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. As a result, the prices charged to or by us for services provided under agreements with Cantor may be higher or lower than prices that may be charged to or by third parties, and the terms of these agreements may be more or less favorable to us than those that we could have negotiated with third parties.

In order to address potential conflicts of interest between us and Cantor and our representatives, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve Cantor and its representatives, and our powers, rights, duties and liabilities in connection with our relationship with Cantor and its affiliates, officers, directors, general partners or employees and representatives.

Our certificate of incorporation provides that no Cantor Company (as defined below) or any of the representatives (as defined below) of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, us or any of our stockholders. To the extent that any representative of a Cantor Company also serves as our director or officer, such person will owe fiduciary duties to us in his or her capacity as our director or officer. In addition, none of any Cantor Company or any of their representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us, or doing business with any of our clients or customers.

If a third party presents a corporate opportunity (as defined below) to a person who is a representative of ours and a representative of a Cantor Company, expressly and solely in such person's capacity as a representative of us, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person:

- will be deemed to have fully satisfied and fulfilled any fiduciary duty that person has to us;
- will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person's action or inaction with respect to the corporate opportunity;
- will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and
- will be deemed not to have breached such person's duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

A Cantor Company may pursue such a corporate opportunity if we decide not to.

If a corporate opportunity is not presented to a person who is both a representative of ours and a representative of a Cantor Company and, expressly and solely in such person's capacity as a representative of us, such person will not be obligated to present the corporate opportunity to us or to act as if such corporate opportunity belongs to us, and such person:

- will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of us with respect to such corporate opportunity;
- will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person's action or inaction with respect to such corporate opportunity;
- will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and
- will be deemed not to have breached a duty of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom.

For purposes of the above:

- "Cantor Company" means Cantor and any of its affiliates (other than, if applicable, the Company and its affiliates);
- "representatives" means, with respect to any person, the directors, officers, employees, general partners or managing member of such person; and
- "corporate opportunity" means any business opportunity that we are financially able to undertake that is, from its nature, in our lines of business, is of practical advantage to us and is one in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Cantor or their respective representatives will be brought into conflict with our self-interest.

Leases

We have offices in New York and London, as well as in Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, Sao Paulo, Sarasota, Singapore, Seoul, Sydney, Tokyo and Toronto.

Our principal executive offices are located at contiguous space at 499 Park Avenue, New York, New York. We also occupy a large space at 199 Water Street, New York, New York. Under the Administrative Services Agreement, we are obligated to Cantor for our pro rata portion (based on square footage used) of rental expense during the 16-year term of the lease for such spaces.

Our largest presence outside of the New York metropolitan area is at One Churchill Place, Canary Wharf in London.

We occupy a concurrent computing center in Rochelle Park, New Jersey and a Midwest data center in Chicago, Illinois. In March 2007, we opened an additional data center in Trumbull, Connecticut. Our U.S. operations also lease office space in Boston, Massachusetts, Chicago, Illinois, Dallas, Texas, Los Angeles, California and Shrewsbury, New Jersey and Sarasota, Florida. In addition to our London location, our foreign operations lease office space in Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, Sao Paulo, Seoul, Singapore, Sydney, Tokyo and Toronto. We believe that our facilities are adequate for our current operations.

Certain Acquisitions and Dispositions of Interests in our Capital Stock by Cantor

Our board of directors has determined that Cantor is a "deputized" director of the Company for purposes of Rule 16b-3 under the Exchange Act with respect to the transactions contemplated by the separation and the merger. Rule 16b-3 exempts from the short-swing profits liability provisions of Section 16(b) of the Exchange Act certain transactions in an issuer's securities between the issuer or its majority-owned subsidiaries and its officers and directors if, among other things, the transaction is approved in advance by the issuer's board of directors or a disinterested committee of the issuer's board of directors. The Rule 16b-3 exemption extends to any such transactions by an entity beneficially owning more than 10% of a class of an issuer's equity securities if the entity is a "deputized" director because it has a representative on the issuer's board of directors. Our board of directors' intent in determining that Cantor is a "deputized" director is that Cantor's acquisitions or dispositions of shares of our common stock or interests in our common stock from or to us or their respective majority-owned subsidiaries will be eligible for the Rule 16b-3 exemption from the short-swing profits liability provisions of Section 16(b) of the Exchange Act.

Repurchases and Purchases

Our board of directors and our audit committee have authorized repurchases of our common stock, and purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries. As of March 10, 2010, approximately $29.5 million was remaining on such authorization. These repurchases may include shares or interests held by Cantor or our executive officers or other related entities, at the volume weighted average price, to the extent available, of such securities on the date on which such purchase or repurchase is made or, in some cases, at the closing price. We may actively continue to make purchases from time to time.

In connection with our stock repurchase program, in the first six months of 2009, we repurchased an aggregate of 4,023,959 shares of our Class A common stock for an aggregate purchase price of $7.9 million. From time to time, we have retained Cantor Fitzgerald & Co. as agent in connection with these purchases. In March 2009, as part of our existing stock repurchase program, management was authorized to repurchase shares from all holders, including Cantor and its partners, employees and affiliates or the Cantor Fitzgerald Relief Fund. Included in these first quarter repurchases was our purchase on March 12, 2009 of an aggregate of 2,600,000 shares of its Class A Common Stock at an aggregate price of $5,174,000 from the Cantor Fitzgerald Relief Fund, a portion of which shares had been donated by certain founding partners in connection with the 2008 Charity Day and a portion of which had been donated by Cantor. On March 10, 2010, we repurchased the aggregate of 541,731 shares of Class A Common Stock at an aggregate purchase price of $2,862,773. As of March 10, 2010, we had approximately $29.5 million available under our original $100 million stock repurchase program.

Continuing Interests in Cantor

The founding partners and other limited partners of Cantor, including Messrs. Lutnick, Lynn, Merkel and Windeatt, received distribution rights in the separation. The distribution rights of founding partners, including Messrs. Lynn and West, entitle the holder to receive a fixed number of shares of the BGC Partners Class A common stock, with one-third of such shares distributable on each of the first, second and third anniversaries of the merger. The distribution rights of the other limited partners in Cantor who did not become founding partners, including Messrs. Lutnick and Merkel, generally entitle the holder to receive a distribution of a fixed number of shares of BGC Partners common stock as follows:

- with respect to distribution rights received in respect of units in Cantor, including units acquired at any time as a result of reinvestment in respect thereof, held three years or longer as of the completion of the merger, one-third of the shares underlying the distribution right on each of the 12-, 18- and 24-month anniversaries of April 1, 2008; and
- with respect to distribution rights received in respect of units in Cantor, including units acquired at any time as a result of reinvestment in respect thereof, held less than three years as of the completion of the merger, one-fifth of the shares underlying the distribution right on each of the 12-, 18-, 24-, 30- and 36-month anniversaries of April 1, 2008.

In addition, the managing general partner of Cantor will be able to grant earlier distribution of the shares to founding partners and the other limited partners of Cantor. The ownership of these distribution rights and underlying shares of common stock is not dependent upon continued employment with BGC Partners or Cantor, although, in the case of Cantor limited partners that did not become founding partners, the continuing provision of services to Cantor will, in the absence of a breach of the partner obligations, result in accelerated receipt of the shares underlying these distribution rights as described above.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees incurred by us for audit and other services rendered by Ernst & Young, LLP ("Ernst & Young") during the years ended December 31, 2009 and 2008:

	Year Ended December 31,	
	2009	2008
Audit fees(a)	$4,204,873	$3,262,645
Audit-related fees(b)	—	82,937
Tax fees	18,705	—
All other fees	59,671	104,250(c)
Total	$4,283,249	$3,449,832

(a) Audit fees consist of: (i) the integrated audit of our consolidated financial statements included in our Annual Report on Form 10-K, including the audit of internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002; (ii) reviews of the interim consolidated financial statements included in our Quarterly Reports on Form 10-Q; and (iii) statutory and regulatory audits and other services related to SEC matters.
(b) Fees for audit-related services consisted of compliance reviews and due diligence engagements.
(c) Fees consist of U.K. regulatory advisory services.

Audit Committee's Pre-Approval Policies and Procedures

During 2009, our Audit Committee specifically approved the appointment of Ernst & Young to be our independent auditors for the year ending December 31, 2009. Ernst & Young was also approved to perform reviews, pursuant to Statement on Auditing Standards No. 100, of our quarterly financial reports for the third and fourth fiscal quarters within the year ended December 31, 2009 and certain other audit related services such as accounting consultations. Pursuant to our Audit Committee charter, the Audit Committee will pre-approve all auditing services, internal control-related services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent auditors, subject to certain minimum exceptions set forth in the charter.

Change In Independent Registered Public Accounting Firm

On June 25, 2008, the Company determined to replace Deloitte with Ernst & Young as the Company's independent registered public accounting firm effective August 11, 2008, the date of the completion of Deloitte's review of the Company's interim consolidated financial statements for the fiscal quarter ending June 30, 2008. On July 1, 2008, the Audit Committee engaged Ernst & Young as the Company's independent registered public accounting firm, commencing with the review of the Company's interim consolidated financial statements for the fiscal quarter ending September 30, 2008. The decision to change auditors was approved by the Audit Committee and was previously reported on a Current Report on Form 8-K filed with the SEC by the Company on July 1, 2008 and an amendment to such Form 8-K filed with the SEC by the Company on August 15, 2008.

Except as described below, (1) Deloitte's audit reports on the Company's consolidated financial statements for the two fiscal years ended December 31, 2007 and the Company's internal control over financial reporting as of December 31, 2006 and 2007 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, (2) during the Company's two fiscal years ended December 31, 2007, and through August 11, 2008, there were no disagreements between the Company and Deloitte on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure that, if not resolved to Deloitte's satisfaction, would have caused it to make reference to the matter in conjunction with its reports on the Company's consolidated financial statements for the relevant year and the Company's internal control over financial reporting for the relevant year, and (3) during the Company's two fiscal years ended December 31, 2007, and through August 11, 2008, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

As has been previously disclosed by the Company, subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 2006, its management became aware that certain revenues and expenses related to a portion of the development of related-party software covered under the amended and restated joint services agreement, dated October 1, 2005 (the "JSA"), between the Company and Cantor required restatement. On August 23, 2007, the Company filed an Amendment to its Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 10-K/A"), to reflect the restatement of its audited financial statements for the years ended December 31, 2006, 2005 and 2004, the financial information in the Selected Financial Data for the five-year period ended December 31, 2006, the unaudited selected quarterly financial information for each quarter in the years ended December 31, 2006 and 2005, and related financial information and disclosures, including a revised Management's Annual Report on Internal Control Over Financial Reporting and the accompanying Report of Independent Registered Public Accounting Firm included in Item 9A, originally filed with the SEC on Form 10-K on March 15, 2007. As a result of this restatement, the Company's management determined that a material weakness existed in the Company's internal control over financial reporting with respect to controls over the proper application of generally accepted accounting principles for certain revenues and expenses related to a portion of the development of related-party software covered under the JSA; the management's revised report on internal controls, included in Item 9A of the 2006 10-K/A, concluded that the Company's internal control over financial reporting was not effective as of December 31, 2006; and Deloitte's report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, also included in Item 9A of the 2006 10-K/A, contained an adverse opinion on the effectiveness of such controls as of December 31, 2006. As disclosed in Item 9A of the Company's Annual Report on Form 10-K for the year ended December 31, 2007, as of December 31, 2007, the material weakness described above had been remediated, and Deloitte issued a report concluding that the Company's internal control over financial reporting was effective as of December 31, 2007.

Furthermore, as previously disclosed by the Company, the management of BGC Partners OldCo, which was merged with and into eSpeed, Inc. on April 1, 2008 in a combination of entities under common control identified a material weakness in BGC Partners OldCo's internal control over financial reporting, including the lack of a formal, documented closing process designed to identify key financial reporting risks. During the course of 2008, we substantially completed the following initiatives which are aimed at addressing this weakness:

- establishing what we believe are appropriate internal controls for the monthly closing process, including a more formal schedule and account substantiation and reconciliation tools;
- establishing a single global general ledger with a standard global chart of accounts; and
- taking steps aimed at ensuring that we have the appropriate staff within our organization.

The Audit Committee has authorized Deloitte to respond fully to any inquiries of the Company's successor independent registered public accounting firm, Ernst & Young.

During the Company's two fiscal years ended December 31, 2007, and through June 30, 2008, neither the Company, nor anyone on its behalf, consulted with Ernst & Young with respect to either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and no written report or oral advice was provided by Ernst & Young to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue, or (2) any matter that was the subject of either a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

We have been informed by Ernst & Young that their firm has no direct financial interest nor any material indirect financial interest in us or any of our affiliated companies. Ernst & Young has not had any connection during the past three years with us or any of our affiliated companies in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements. See Index to Financial Statements on page 105.

(a)(2) Schedule I, Parent Company Only Financial Statements. All other schedules are omitted because they are not applicable, not required or the required information is in the financial statements or the notes thereto.

(a)(3) The following Exhibits are filed as part of this Report as required by Regulation S-K. The Exhibits designated by an asterisk (*) are management contracts and compensation plans and arrangements required to be filed as Exhibits to this Report. Schedules and similar attachments to the exhibits designated by a double asterisk (**) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. BGC Partners, Inc. will supplementally furnish a copy of them to the SEC upon request. We have requested confidential treatment as to certain portions of the Exhibits designated by a cross (+), which portions have been omitted and filed separately with the Securities and Exchange Commission.

Exhibit Number	Exhibit Title
2.1	Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)**
2.2	Amendment No. 1, dated as of November 5, 2007, to the Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)**
2.3	Amendment No. 2, dated as of February 1, 2008, to the Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)**
2.4	Separation Agreement, dated as of March 31, 2008, by and among Cantor Fitzgerald, L.P., BGC Partners, LLC, BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)**
3.1	Amended and Restated Certificate of Incorporation of BGC Partners, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
3.2	Amended and Restated Bylaws of BGC Partners, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 filed with the SEC on April 18, 2008)
4.2	Warrant issued to Dynegy, Inc. (incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)
4.3	Warrant issued to Williams Energy Marketing & Trading Company (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)
4.4	Warrant Agreement, dated as of August 21, 2002, between eSpeed, Inc. and UBS USA, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

Exhibit Number	Exhibit Title
4.5	Warrant Agreement, dated as of September 13, 2001, between eSpeed, Inc. and Exchange Brokerage Systems Corp. (incorporated by reference to Exhibit 10.24 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)
4.6	Amended and Restated Warrant Agreement, dated as of October 23, 2003, between eSpeed, Inc. and UBS USA Inc. (incorporated by reference to Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)
4.7	Warrant Agreement, dated as of February 24, 2006, among eSpeed, Inc. and IDT Horizon GT, Inc. (incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005)
4.8	Note Purchase Agreement, dated as of March 31, 2008, by and among BGC Partners, L.P. and the Purchasers whose names appear at the end thereof (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)**
4.9	Guaranty of BGC Partners, Inc., dated as of March 31, 2008 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
4.10	Letter Agreement, dated as of March 31, 2008, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.1	Registration Rights Agreement, dated as of December 9, 1999, by and among eSpeed, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999)
10.2	Sublease Agreement, dated as of December 15, 1999, between Cantor Fitzgerald Securities and eSpeed, Inc. (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999)
10.3	Registration Rights Agreement, dated as of June 5, 2000 among eSpeed, Inc., Williams Energy Marketing & Trading Company and Dynegy, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)
10.4	Stock Purchase Agreement, dated April 26, 2000, between eSpeed, Inc. and Cantor Fitzgerald Securities (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)
10.5	Amendment to Stock Purchase Agreement, dated June 2, 2000, among eSpeed, Inc., Cantor Fitzgerald Securities and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)
10.6	Subscription Agreement, dated April 26, 2000, among Dynegy, Inc., eSpeed, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)
10.7	Subscription Agreement, dated April 26, 2000, among The Williams Companies, Inc., eSpeed, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)
10.8	Registration Rights Agreement, dated as of September 22, 2000 among eSpeed, Inc., EIP Holdings, LLC, Williams Energy Marketing & Trading Company and Coral Energy Holding, LP, Koch Energy Trading, Inc. TXU Energy Trading Company and Dominion Energy Exchange, Inc. (incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000)

Exhibit Number	Exhibit Title
10.9	Registration Rights Agreement, dated as of July 30, 2001, among eSpeed, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.19 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)
10.10	Registration Rights Agreement, dated as of August 21, 2002, by and between eSpeed, Inc. and UBS USA Inc. (incorporated by reference to Exhibit 10.20 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)
10.11	Services Agreement, dated as of October 1, 2002, between eSpeed Inc. and CO2e.com, LLC (incorporated by reference to Exhibit 10.21 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)+
10.12	Intellectual Property Rights Further Assurances Agreement, dated as of October 11, 2002, between eSpeed, Inc. and CO2e.com, LLC (incorporated by reference to Exhibit 10.23 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)+
10.13	Software Agreement, dated as of February 24, 2006, between eSpeed, Inc. and IDT Horizon GT, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005)
10.14	Employment Separation Agreement and Release, dated as of January 23, 2008, by and between eSpeed, Inc. and Paul Saltzman (incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007)
10.15	Amended and Restated Limited Partnership Agreement of BGC Holdings, L.P., dated as of March 31, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)**
10.16	Amended and Restated Limited Partnership Agreement of BGC Partners, L.P., dated as of March 31, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)**
10.17	Amended and Restated Limited Partnership Agreement of BGC Global Holdings, L.P., dated as of March 31, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)**
10.18	Registration Rights Agreement by and between Cantor Fitzgerald, L.P. and BGC Partners, LLC, dated as of March 31, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)**
10.19	Administrative Services Agreement, dated as of March 6, 2008, by and between Cantor Fitzgerald, L.P. and BGC Partners, Inc. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.20	Administrative Services Agreement, dated as of August 9, 2007, by and among Tower Bridge International Services L.P. and BGC International (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.21	BGC Holdings, L.P. Participation Plan, effective as of April 1, 2008 (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.22	BGC Partners, Inc. Amended and Restated Long Term Incentive Plan, effective as of April 1, 2008 (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)

Exhibit Number	Exhibit Title
10.23	Tax Receivable Agreement, dated as of March 31, 2008, by and between BGC Partners, LLC and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.24	License Agreement, dated as of April 1, 2008, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.25	Change in Control Agreement, dated as of March 31, 2008, by and between Howard W. Lutnick and BGC Partners, LLC (incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.26	Change in Control Agreement, dated as of March 31, 2008, by and between Stephen M. Merkel and BGC Partners, LLC (incorporated by reference to Exhibit 10.13 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.27	Change in Control Agreement, dated as of March 31, 2008, by and between Lee M. Amaitis and BGC Partners, LLC (incorporated by reference to Exhibit 10.14 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.28	Amended and Restated Letter Agreement, dated as of November 1, 2008, by and between Lee M. Amaitis and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.15 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.29	Letter Agreement, dated as of March 31, 2008, by and between Shaun D. Lynn and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.16 to the Registrant's Current Report on Form 8-K filed with the SEC on April 7, 2008)
10.30	Stock Purchase Agreement, dated June 2, 2008, by and between BGC Partners, Inc. and Stephen M. Merkel (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 16, 2009)
10.31	Amended and Restated Letter Agreement, dated as of November 1, 2008, by and between Lee M. Amaitis and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 16, 2009)
10.32	Clearing Services Agreement, dated May 6, 2008, Cantor Fitzgerald & Co. and BGC Financial, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 11, 2008)
10.33	Amendment to Clearing Services Agreement, dated November 7, 2008, between Cantor Fitzgerald & Co. and BGC Financial, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 11, 2008)
10.34	Agreement dated November 5, 2008 between BGC Partners, Inc. and Cantor Fitzgerald, L.P. regarding clearing capital (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 11, 2008)
10.35	Agreement of Limited Partnership of BGC Global Holdings, L.P., Amended and Restated as of September 1, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 11, 2008)
10.36	Amendment of Limited Partnership of BGC Partners, L.P., Amended and Restated as of September 1, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 11, 2008)

Exhibit Number	Exhibit Title
10.37	BGC Partners, Inc. Amended and Restated Incentive Bonus Compensation Plan as of December 8, 2008 (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 16, 2009)
10.38	First Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of March 1, 2009 (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 16, 2009)
10.39	Second Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of August 3, 2009
10.40	Third Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of March 12, 2010
10.41	Employment Agreement, dated as of February 15, 2005, between Sean A. Windeatt and BGC Partners, Inc. (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 16, 2009)
10.42	Employment Agreement, dated as of November 13, 2008, between Anthony Graham Sadler and Tower Bridge International Services, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2009)
10.43	Subscription Agreement, dated March 16, 2010, among BGC Partners, Inc., BGC Holdings, L.P. and Cantor Fitzgerald, L.P.
21.1	List of Subsidiaries of BGC Partners, Inc.
23.1	Consent of Ernst & Young LLP, independent auditors
23.2	Consent of Deloitte & Touche LLP, independent auditors
31.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification by the Chief Executive Officer and Principal Financial Officer Relating to a Periodic Report Containing Financial Statements

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 16th day of March, 2010.

BGC Partners, Inc.

By: /s/ HOWARD W. LUTNICK

Name: Howard W. Lutnick
Title: Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant, BGC Partners, Inc., in the capacities and on the date or dates indicated.

Signature	Capacity in Which Signed	Date
/s/ HOWARD W. LUTNICK **Howard W. Lutnick**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 16, 2010
/s/ A. GRAHAM SADLER **A. Graham Sadler**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2010
/s/ STEPHEN T. CURWOOD **Stephen T. Curwood**	Director	March 16, 2010
/s/ JOHN H. DALTON **John H. Dalton**	Director	March 16, 2010
/s/ BARRY R. SLOANE **Barry R. Sloane**	Director	March 16, 2010
/s/ ALBERT M. WEIS **Albert M. Weis**	Director	March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the management of BGC Partners, Inc.,

We have audited the consolidated financial statements of BGC Partners, Inc., formerly eSpeed, Inc. (the "Company"), for the year ended December 31, 2007, and have issued our report thereon dated April 16, 2008. Our audit also included the financial statement schedule of the Company, for the year ended December 31, 2007, listed in Item 15. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, for the year ended December 31, 2007, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

New York, New York
April 16, 2008

BGC PARTNERS, INC.
(Parent Company Only)

STATEMENTS OF FINANCIAL CONDITION
(in thousands, except share and per share data)

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	$ 1,148	$ 281
Investments	895	859
Investments in subsidiaries	263,585	196,665
Receivables from related parties	8,771	4,313
Other assets	4,068	2,223
Total assets	$278,467	$204,341
Liabilities and Stockholders' Equity		
Payables to related parties	59,844	16,091
Accounts payable, accrued and other liabilities	16,734	—
Total liabilities	76,578	16,091
Total stockholders' equity	201,889	188,250
Total liabilities and stockholders' equity	$278,467	$204,341

See accompanying Notes to Financial Statements.

BGC PARTNERS, INC.
(Parent Company Only)

STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Revenues:			
Transaction revenues	$ —	$ 2,544	$ 11,083
Fees from related parties	—	5,341	17,617
Software solutions	—	1,562	6,339
Interest income	3	4	—
Other revenues	74	26	3,274
Total revenues	77	9,477	38,313
Expenses:			
Compensation and employee benefits	—	6,971	47,253
Occupancy and equipment	—	—	3,909
Fees to related parties	—	2,058	8,459
Acquisition related costs	—	—	6,641
Interest expense	815	477	9,671
Other expenses	50	12,590	53,239
Total expenses	865	22,096	129,172
Loss from continuing operations before income taxes	(788)	(12,619)	(90,859)
Equity income (loss) of subsidiaries	24,499	(24,040)	118,695
Provision (benefit) for income taxes	3,686	(6,950)	(3,166)
Net income (loss) available to common stockholders	$ 20,025	$ (29,709)	$ 31,002
Per share data:			
Basic earnings (loss) per share	$ 0.25	$ (0.28)	$ 0.17
Basic weighted average shares of common stock outstanding	80,350	105,771	184,326
Fully diluted earnings (loss) per share	$ 0.24	$ (0.28)	$ 0.17
Fully diluted weighted average shares of common stock outstanding	211,036	105,771	185,482

See accompanying Notes to Financial Statements.

BGC PARTNERS, INC.
(Parent Company Only)

STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss) available to common stockholders	$ 20,025	$ (29,709)	$ 31,002
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Fixed asset depreciation and intangible asset amortization	—	6,117	26,042
Equity-based compensation	—	16	12,806
Equity in net losses (gains) of unconsolidated investments	(24,535)	24,040	(117,861)
Deferred income tax benefit	(579)	(3,490)	(3,044)
Recognition of deferred revenue	—	(1,973)	(5,412)
Other	—	1,784	3,909
Changes in operating assets and liabilities:			
(Increase) decrease in reverse repurchases agreements with related parties	—	(49)	336
(Increase) decrease in receivables from related parties	(4,458)	(140,450)	38,257
Increase in other assets	(1,845)	(28,873)	(13,544)
Increase (decrease) in accounts payable, accrued and other liabilities	16,161	(23,289)	29,916
Increase (decrease) in payables to related parties	20,601	39,674	(24,202)
Increase in deferred revenue	—	764	4,150
Net cash provided (used in) by operating activities	25,370	(155,438)	(17,645)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Secured loan to related party	—	—	(185,000)
Payments of secured loan by related party	—	65,000	120,000
Purchase of fixed assets	—	(1,641)	(13,099)
Capitalization of software development costs	—	(3,560)	(20,320)
Capitalization of patent defense and registration costs	—	(537)	(1,504)
Decrease in restricted cash	—	—	1,827
Increase in investment in unconsolidated subsidiary	—	(28,568)	(1,363)
Insurance recovery from related parties	—	—	—
Net cash provided by (used in) investing activities	—	30,694	(99,459)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Distributions from subsidiaries	7,579	44,154	152,879
Proceeds from primary offering of Class A common stock, net	—	72,342	—
Issuance of Class A common stock upon exchange of founding partner units and distribution rights	—	3,824	—
Repurchase of Class A common stock	(7,911)	(19,248)	(373)
Proceeds from exercises of stock options and warrants	—	1,174	810
Stock-based compensation	—	6,887	158
Cancellation of RSUs in satisfaction of withholding tax requirements	—	(1,431)	(464)
Dividends to stockholders	(24,171)	(18,600)	—
Net cash (used in) provided by financing activities	(24,503)	89,102	153,010
Net increase (decrease) in cash and cash equivalents	867	(35,642)	35,906
Cash and cash equivalents at beginning of period	281	35,923	17
Cash and cash equivalents at end of period	$ 1,148	$ 281	$ 35,923
Supplemental non-cash information			
Contribution of eSpeed operations to subsidiary upon merger	$ —	$(298,178)	$ —

See accompanying Notes to Financial Statements.

BGC PARTNERS, INC.
(Parent Company Only)

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2009, 2008 and 2007

1. Organization and Basis of Presentation

The accompanying Parent Company Only Financial Statements of BGC Partners, Inc. ("BGC Partners" or the "Company") should be read in conjunction with the consolidated financial statements of BGC Partners, Inc. and subsidiaries and the notes thereto.

On April 1, 2008, BGC Partners, LLC merged with and into eSpeed, which survived the merger and was renamed BGC Partners. In connection with the merger, eSpeed contributed its assets, liabilities and operations to BGC Partners, L.P. and BGC Global Holdings, L.P., in exchange for limited partnership interests in these entities.

2. Commitments, Contingencies and Guarantees

On March 31, 2008, BGC Partners, L.P. a subsidiary of the Company, entered into a Note Purchase Agreement pursuant to which it issued $150.0 million principal amount of Senior Notes to a number of investors. The Notes are due April 1, 2010, with interest payable semiannually at the rate of 5.19% per annum.

On September 25, 2009, BGC Partners, L.P. a subsidiary of the Company, entered into a secured loan arrangement with General Electric Capital Corporation, under which it pledged certain fixed assets including furniture, computers and telecommunications equipment to General Electric Capital Corporation in exchange for a loan of $19.0 million. The principal and interest on this secured loan arrangement is repayable in thirty six consecutive monthly installments at a fixed rate of 8.09% per annum.

In connection with the issuance of these Notes, the Company provided guarantees of payment and performance of BGC Partners L.P's obligations pursuant to the agreements.

As of December 31, 2009, the Company has not been called upon to fulfill any obligations under the guarantees.

Distributable Earnings

BGC Partners uses non-GAAP financial measures including "Revenues for distributable earnings," "pre-tax distributable earnings" and "post-tax distributable earnings" are supplemental measures of operating performance which are used by management to evaluate the financial performance of BGC Partners and its subsidiaries. BGC Partners believe that distributable earnings best reflects the operating earnings generated by the Company on a consolidated basis and are the earnings which management considers available for distribution to BGC Partners, Inc. and its common stockholders as well as to holders of BGC Holdings partnership units during any period. As compared with GAAP items such as "income (loss) from continuing operations before income taxes," "net income (loss) for fully diluted shares," and "fully diluted earnings (loss) per share," all prepared in accordance with GAAP, distributable earnings calculations exclude certain non-cash compensation and other expenses which generally do not involve the receipt or outlay of cash by the Company, which do not dilute existing stockholders, and which do not have economic consequences, as described below.

Revenues for distributable earnings are defined as GAAP revenues excluding BGC Partners, Inc.'s non-cash earnings or losses related to its equity investments, such as in Aqua Securities, L.P. and ELX Futures, L.P., and its holding company general partner, ELX Futures Holdings LLC.

Pre-tax distributable earnings are defined as GAAP income (loss) from continuing operations before income taxes excluding non-cash, non-dilutive, and non-economic items, including, for example:

- Non-cash stock-based equity compensation charges for REUs granted or issued prior to the merger of BGC Partners, Inc. with and into eSpeed, as well as post-merger non-cash, non-dilutive equity-based compensation related to partnership unit exchange or conversion;
- Allocations of net income to founding/working partner and other units, including REUs, RPUs, PSUs and PSIs; and
- Non-cash asset impairment charges, if any.

Distributable earnings calculations also exclude charges related to repurchases, cancellations or redemptions of partnership interests and certain one-time or non-recurring items, if any.

Since distributable earnings are calculated on a pre-tax basis, management intends to also report "post-tax distributable earnings" and "post-tax distributable earnings per fully diluted share":

- "Post-tax distributable earnings" are defined as pre-tax distributable earnings adjusted to assume that all pre-tax distributable earnings were taxed at the same effective rate.
- "Post-tax distributable earnings per fully diluted share" are defined as post-tax distributable earnings divided by the weighted-average number of fully diluted shares for the period.
- In the event that there is a GAAP loss but positive distributable earnings, the distributable earnings per share calculation will include all fully diluted shares that would be excluded under GAAP to avoid anti-dilution, but will exclude quarterly interest expense, net of tax, associated with the Convertible Senior Notes.

In addition to the quarterly dividend to BGC Partners' Class A common stockholders, the Company expect to pay a pro rata distribution of net income to BGC Holdings founding/working partner and other units, including REUs, RPUs, PSUs and PSIs, and to Cantor for its non-controlling interest. The amount of all of these payments is expected to be determined using the same definition of distributable earnings. The dividend to stockholders is expected to be calculated based on post tax distributable earnings allocated to us and generated over the fiscal quarter ending prior to the record date for the dividend. No assurance can be made, however, that a dividend will be paid each quarter.

Employees who are holders of unvested restricted stock units, which are referred to as "RSUs," are granted pro-rata payments equivalent to the amount of dividend paid to common stockholders. Under GAAP, dividend equivalents on unvested RSUs are required to be taken as a compensation charge in the period paid. However, to the extent that they represent cash payments made from the prior period's distributable earnings, they do not dilute existing stockholders and are therefore excluded from the calculation of distributable earnings.

Distributable earnings is not meant to be an exact measure of cash generated by operations and available for distribution, nor should it be considered in isolation or as an alternative to cash flow from operations or income (loss) for fully diluted shares. BGC Partners views distributable earnings as a metric that is not necessarily indicative of liquidity or the cash available to fund the Company's operations.

Pre- and post-tax distributable earnings are not intended to replace the presentation of the Company's GAAP financial results. However, management does believe that they will help provide investors with a clearer understanding of BGC Partners' financial performance and offer useful information to both management and investors regarding certain financial and business trends related to our financial condition and results of operations. Management believes that distributable earnings and the GAAP measures of our financial performance should be considered together.

For more information on this topic, please see the table in this release entitled "Reconciliation of GAAP Income to Non-GAAP Distributable Earnings", which provides a summary reconciliation between pre- and post-tax distributable earnings and the corresponding GAAP measures for the Company in the periods discussed in this document.

BGC PARTNERS, INC.
RECONCILIATION OF GAAP INCOME TO DISTRIBUTABLE EARNINGS
(in thousands except per share data)

	6 Months Ended June 30,		Year Ended December 31,	
	2010	2009	2009	2008
GAAP (loss) income from continuing operations before income taxes	$ 3,581	$ 42,950	$ 64,488	$ 9,774
Allocation of net income to founding/working partners units	2,339	8,352	11,619	10,849
Allocation of net income to limited partnership units	2,824	2,917	5,112	551
Pro forma adjustments for recapitalization (b)	—	—	—	2,042
Pro forma pre-tax operating (loss) income available to fully diluted shareholders	8,744	54,219	81,219	23,216
Pre-tax adjustments:				
Compensation expenses related to pre-merger grants of equity or units (a)	(999)	3,645	11,083	99,460
Dividend equivalents to RSUs	479	283	749	395
Non-cash losses related to equity investments	2,295	3,995	8,687	7,069
Donations by Partners, re: Charity Day	—	—	10,107	6,387
Other non-cash, non-dilutive, noneconomic items	—	—	3,354	—
Granting exchangeability and/or redemption of limited partnership units and founding partner units	39,386	—	—	—
One-time and non-recurring GAAP compensation charge for the modification of pre-merger employee contractual arrangements	41,345	—	—	—
Asset impairment charges	—	—	—	1,423
Total pre-tax adjustments	82,506	7,923	33,979	114,734
Pre-tax distributable earnings	**$ 91,250**	**$ 62,142**	**$115,198**	**$137,950**
GAAP net (loss) income available to common stockholders	$ 3,187	$ 16,148	$ 20,025	$ (29,709)
Allocation of net income to founding/working partners units	2,339	8,352	11,619	10,849
Allocation of net income to limited partnership units	2,824	2,917	5,112	551
Allocation of net income to Cantor's noncontrolling interest in subsidiaries	(1,926)	13,595	19,405	16,260
Pro forma adjustments for recapitalization (b)	—	—	—	2,042
Pro forma net (loss) income for fully diluted shares	$ 6,423	$ 41,012	$ 56,160	$ (7)
Total pre-tax adjustments (from above)	82,506	7,923	33,979	114,734
Income tax adjustment to reflect effective tax rate	(12,000)	(2,523)	(7,823)	(9,701)
Post-tax distributable earnings	**$ 76,929**	**$ 46,412**	**$ 82,317**	**$105,026**
Pre-tax distributable earnings per share (c)	$ 0.40	$ 0.30	$ 0.55	$ 0.73
Post-tax distributable earnings per share (c)	$ 0.34	$ 0.23	$ 0.39	$ 0.55
Fully diluted weighted average shares of common stock outstanding	235,714	205,678	211,036	188,835

(a) Compensation expenses related to pre-merger grants of equity or units include: expense for restricted Stock units and REUs granted pre-merger; the activation of founding partner interests; and/or the redemption of partnership units; exchangeability of and/or pre-merger grants of founding partner interests.

(b) Reflects a net decrease in interest income and interest expense related to the separation and recapitalization transactions in connection with the merger.

(c) On April 1, 2010 BGC Partners issued $150 million in 8.75 percent Convertible Senior Notes due 2015. The second quarter 2010 distributable earnings per share calculations include an additional 21.5 million shares, but exclude the $3.3 million of interest expense, net of tax, associated with these notes.

BGC provides fully electronic, screen-based, and telephone pre-trade, trade, and post-trade services. Products include the following categories:

RATES	CREDIT	FX	OTHER ASSET CLASSES
Interest rate derivatives	Credit derivatives	Foreign exchange options	Equity derivatives
US Treasuries	Asset-backed securities	G-10	Index futures
Global Government Bonds	Convertibles	Emerging markets	Commodities
Futures	Corporate bonds	Cross currencies	Energy derivatives
Dollar derivatives	High yield corporate bonds	Exotic options	Other derivatives and futures
Repurchase agreements	Emerging market bonds	G-8 currency	
Non-deliverable swaps		Emerging market FX options	
Interest rate swaps & options		Exotic FX options	
		Non-deliverable forwards	

BGCANTOR MARKET DATA is one of the world's premier suppliers of real-time, tradeable, indicative, end-of-day, and historical fixed income and derivatives data. Our product suite spans fixed income, foreign exchange and foreign exchange options, credit derivatives, and structured products. It is available via direct data feed and the Internet, and through vendors such as Bloomberg, Reuters, CQG, DTN, eSignal, and SunGard. Products include: US Treasuries, BGCantor G3, SwapSight, Interest Rate Swaps, SwapMarker, European Government Bonds, BGCantor Eye, US Treasury Historical Data, End of day Pricing, AutoSpeed 2.0, FX Options, and Credit Default Swaps.

BGC TRADER is BGC's multi-asset, integrated voice and electronic price execution platform for the inter-bank and broker community. Introduced through extensive customer feedback, BGC Trader offers a feature-filled, flexible and easy to use front-end. Users benefit from thin-client technology, which allows improved delivery with managed product updates and enhancements, speed, availability and resilience. BGC Trader is fully integrated with a choice of either voice or electronic access to support multiple products including: Fixed income, European corporate cash, Credit default swaps, i-Traxx, and FX Options.

VOLUME MATCH is an application within the BGC Trader platform. Volume Match is an anonymous auction-style trading system, which provides customers with efficient price discovery, order management and execution in credit and FX, equity, and commodity derivative products. It is run multiple times per day for multiple products depending on market demand for approximately 5 minutes per auction. At specific times and set price levels the market can execute trades anonymously using Volume Match. At the conclusion of each Volume Match, only those participating will be aware of their transactions. All unfilled interest remains undisclosed to the marketplace, which removes execution risk. In some markets, Volume Match offers an additional price discovery tool allowing traders themselves to post two-way prices. With this additional step, the mid-price is established by the market rather than being inputted by the broker. This offers significantly increased price transparency and efficiency of execution in certain markets.

ESPEED is a leader in developing and deploying electronic marketplaces and related trading technology that offers traders access to the most liquid, efficient and neutral financial markets in the world. The eSpeed platform operates multiple buyer, multiple seller real-time electronic marketplaces for the global capital markets, including the world's largest government bond markets and other fixed income and foreign exchange marketplaces. BGC's suite of marketplace tools provides end-to-end transaction solutions for the purchase and sale of financial products over its global private network, powered by eSpeed, or via the Internet. BGC's neutral platform, reliable network, straight-through processing and superior products make it the trusted source for electronic trading at the world's largest fixed income and foreign exchange trading firms and major exchanges.

About BGC Partners, Inc.

BGC Partners is a leading global intermediary to the wholesale financial markets, specializing in the brokering of a broad range of financial products, including fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commodities, futures, structured products and other instruments. BGC Partners also provides a full range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back office services to a broad range of financial and non-financial institutions. BGC Partners' integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or, where available, fully electronic brokerage services in connection with transactions executed either OTC or through an exchange.

Through its eSpeed and BGC Trader brands, BGC Partners uses its proprietary, built, and paid for technology to operate multiple buyer, multiple seller real-time electronic marketplaces for the world's most liquid capital markets. The Company's pioneering suite of tools provides end-to-end transaction solutions for the purchase and sale of financial products over its global private network or via the Internet. BGC Partners' neutral platform, reliable network, straight-through processing and superior products make it the trusted source for electronic trading for the world's largest financial firms. Through its BGCantor Market Data brand, the Company also offers globally distributed and innovative market data and analysis products for numerous financial instruments and markets. BGC Partners' customers include many of the world's largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments and investment firms.

BGC's unique partnership structure and extensive employee ownership create a distinctive competitive advantage among its peers. Named after fixed income trading innovator B. Gerald Cantor, BGC Partners has offices in 20 cities, located in New York and London, as well as in Beijing, Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, São Paulo, Sarasota, Seoul, Singapore, Sydney, Tokyo and Toronto. For more information, visit http://www.bgcpartners.com. The Company's corporate address is: BGC Partners, Inc., 499 Park Avenue, New York, New York 10022. The media, analysts, and investors can also subscribe to BGC Partners' investor "Email Alerts" at the "Investor Relations" section of http://www.bgcpartners.com.


bgc
voice + electronic brokerage

BGC PARTNERS, INC.
BOARD OF DIRECTORS

Howard W. Lutnick
Chairman of the Board of Directors and Chief Executive Officer

Stephen T. Curwood
Director

John H. Dalton
Director

Barry R. Sloane
Director

Albert M. Weis
Director

BGC PARTNERS, INC.
MANAGEMENT

Howard W. Lutnick
Chairman of the Board of Directors and Chief Executive Officer

Lee M. Amaitis
Non-Executive Vice Chairman

Shaun D. Lynn
President

Sean A. Windeatt
Chief Operating Officer

Stephen M. Merkel
Executive Vice President, General Counsel and Secretary

A. Graham Sadler
Chief Financial Officer

CORPORATE HEADQUARTERS
499 Park Avenue
New York, NY 10022
Tel: +1 212 610 2200

INTERNATIONAL HEADQUARTERS
One Churchill Place
Canary Wharf
London E14 5RD
United Kingdom
Tel: +44 (0)20 7894 7700

INVESTOR RELATIONS AND REQUESTS FOR ANNUAL REPORT ON FORM 10-K

Jason A. McGruder
Head of Investor Relations

Copies of the Company's Annual Report on Form 10-K along with news releases, other recent SEC filings and general stock information are available without charge by going to the "Investor Relations" section of www.bgcpartners.com, or by calling Investor Relations at +1 212 610 2426 or by writing to Investor Relations at BGC Partners' corporate headquarters.

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane - Plaza Entrance
New York, NY 10038
Tel: +1 212 936 5100
www.amstock.com

LEGAL COUNSEL
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060

STOCK LISTING
NASDAQ: BGCP